Form 10-K, Exhibit 13
period 1995-12-31
MAI SYSTEMS CORP
filed 1996-04-01
CIK 760436

                                 EXHIBIT  13.1


Sections of the Registrant's Annual Report to Stockholders Incorporated by
Reference:

13.1.1                  Selected Financial Information
13.1.2                  Management's Discussion and Analysis of Financial Condition and Results of Operations
13.1.3                  Independent Auditors' Report
13.1.4                  Consolidated Balance Sheets
13.1.5                  Consolidated Statements of Operations
13.1.6                  Consolidated Statements of Stockholders' Equity (Deficiency)
13.1.7                  Consolidated Statements of Cash Flows
13.1.8                  Notes to Consolidated Financial Statements

Exhibit 13.1.1  SELECTED FINANCIAL INFORMATION


                                                                          THREE-MONTH
                                                                          TRANSITIONAL
                                                                          PERIOD ENDED
                                               YEAR ENDED SEPTEMBER 30,   DECEMBER 31,     Year Ended December 31,
                                              --------------------------  ------------  -----------------------------
(dollars in thousands except per share data)      1991          1992        1992(1)       1993       1994      1995
- ---------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA (2)
Revenues                                        $ 336,297     $ 279,370     $  63,821   $115,291   $66,095    $66,294
Operating Income (Loss)                         $ (40,589)    $(159,608)    $ (83,992)  $ 34,993   $ 1,741    $ 9,399
Income (loss) before extraordinary items        $ (73,846)    $(181,962)    $ (92,755)  $ 28,177   $ 3,628    $ 8,623
Net income (loss)                               $ (73,846)    $(181,962)    $ (92,755)  $145,489   $ 4,544    $10,189
Primary and fully diluted income per
share of Common Stock (3):
 Income before extraordinary items                                                      $   3.83   $  0.49    $  1.04
 Net income                                                                             $  19.78   $  0.61    $  1.23
BALANCE SHEET DATA
Working capital (deficiency)                    $(177,613)    $(217,700)    $(251,232)  $ (5,744)  $(4,974)   $   337
Total assets                                    $ 321,713     $ 136,937     $ 121,071   $ 21,784   $16,016    $21,033
Long-term debt                                  $   9,606     $   3,857     $   3,909   $  3,853   $ 1,742    $ 1,021
Stockholders' equity (deficiency)               $  (9,747)    $(191,709)    $(222,557)  $(19,787)  $(7,542)   $ 2,472
- ---------------------------------------------------------------------------------------------------------------------

(1) Effective October 1, 1992, the Company changed its fiscal year from September 30 to December 31.

(2)  No cash dividends have been declared by the Company.

(3) Income per share of Common Stock is computed using the weighted average number of common and common stock equivalents outstanding during the period. The weighted average number of shares reflects shares expected to be issued in accordance with the Plan of Reorganization (adjusted to give effect to the Company's August 1995 25% stock split) and options and warrants to purchase shares of Common Stock granted to employees, directors and officers of the Company. Per share data for periods prior to January 1, 1993, have been omitted as these amounts do not reflect the current capital structure.

QUARTERLY DATA (Unaudited)


                                       YEAR ENDED DECEMBER 31, 1994                     YEAR ENDED DECEMBER 31, 1995
(dollars in millions except  -------------------------------------------------  ---------------------------------------------
per share data)              4TH QTR.   3RD QTR.     2ND QTR.      1ST QTR.      4TH QTR.      3RD QTR.    2ND QTR.  1ST QTR.
- -----------------------------------------------------------------------------------------------------------------------------
Revenue                      $16.3      $ 15.8         $16.8        $17.2          $17.0        $ 16.5      $15.6     $17.2
Gross profit                   6.0         5.1           6.5          6.6            6.2           6.3        5.6       6.9
Operating income
 (loss)                        1.1        (1.5)          1.4          0.7            2.2           1.4        2.5       3.3
Income (loss) before
 extraordinary
 items                         3.4        (1.2)          1.0          0.4            2.2           0.8        2.7       2.9
Net income (loss)            $ 4.3      $ (1.2)        $ 1.0        $ 0.4          $ 2.2        $  2.4      $ 2.7     $ 2.9
Primary and fully
 diluted income
 per share of
 Common Stock:
Income before
 extraordinary
 item                        $0.47      $(0.17)        $0.14        $0.05          $0.27        $ 0.10      $0.33     $0.39
                             -----      ------         -----        -----          -----        ------      -----     -----
Net income                   $0.59      $(0.17)        $0.14        $0.05          $0.27        $ 0.29      $0.33     $0.39
                             -----      ------         -----        -----          -----        ------      -----     -----
- -----------------------------------------------------------------------------------------------------------------------------
Share Prices (1)
 High                        $3.20      $ 3.20         $2.00           - (2)       $9.38        $10.76      $5.80     $3.20
 Low                         $1.60      $ 1.80         $1.60           - (2)       $6.00        $ 5.60      $2.60     $0.80
- -----------------------------------------------------------------------------------------------------------------------------

(1) Prior to August 23, 1995, prices reflect interdealers' prices in the over-the-counter market.

(2) The Company's Common Stock was issued on April 10, 1994, pursuant to the Plan of Reorganization.

EXHIBIT 13.1.2 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the audited consolidated financial statements included elsewhere herein. Except for the historical information contained herein, the matters discussed in this Annual Report are forward-looking statements that involve a number of risks and uncertainties. There are certain important factors and risks, including the rapid change in hardware and software technology, market conditions, the anticipation of growth of certain market segments and the positioning of the Company's products and services in those segments, seasonality in the buying cycles of certain of the Company's customers, the timing of product announcements, the release of new or enhanced products, the introduction of competitive products and services by existing or new competitors and the significant risks associated with the acquisition of new products, product rights, technologies, businesses, the management of growth, MAI's ability to retain highly skilled technical, managerial and sales and marketing personnel, and the other risks detailed from time to time in the Company's SEC reports, including reports on Form 10-K and Form 10-Q, that could cause results to differ materially from those anticipated by the statements made herein. Therefore, historical results and percentage relationships will not necessarily be indicative of the operating results of any future period. See "Factors that May Affect Future Results."

LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 1995, working capital increased from negative working capital of $4,974,000 at December 31, 1994 to $337,000. Excluding deferred revenue (which will not give rise to cash disbursements) of $3,181,000, the Company's working capital is $3,518,000 or a ratio of current assets to current liabilities of 1.27 to 1.0. The improvement in the Company's working capital is attributable to the improved operating results of the business during 1995.

     The changes in the components of working capital during 1995 reflect an increase in inventory of approximately $1,024,000 and accounts receivable of $973,000 at the Company's gaming solutions subsidiary due to an increase in the level of business conducted during 1995 compared to 1994, the payment and settlement of restructuring liabilities during 1995 and a reduction in customer deposits at December 31, 1995.

     Cash and cash equivalents increased from $3,151,000 at December 31, 1994, to $4,086,000 at December 31, 1995. In addition, the Company negotiated a $4,000,000 secured revolving credit facility in May 1995. The availability of this line of credit is based on a calculation reflecting the age and nature of certain accounts receivable. At December 31, 1995, the available balance was approximately $2,600,000, however, no balances were drawn down at December 31, 1995.

     Net cash used in investing activities in 1995 totaled $1,514,000 and mainly related to capital expenditures comprising the completion of leasehold improvements begun in 1994 and the upgrading of telephone and other computer equipment, offset by the proceeds from the disposal of a building.

     Net cash used in financing activities in 1995 totaled $1,882,000 which is comprised of $1,077,000 used to repay long-term debt and $805,000 relating to notes receivable that arose in connection with the expansion of the Company's third-party product support business and the discontinuance of the direct sale of its process manufacturing solutions business in favor of an exclusive worldwide distributor.

     Stockholders' equity increased from a deficit of $7,542,000 at December 31, 1994, to $2,472,000 at December 31, 1995, mainly due to net income of $10,189,000 for the year.

     The Company believes it will continue to generate sufficient cash flows from operations to fund its operating and capital requirements through 1996.

     As of February 29, 1996, the Company had issued 6,690,986 shares of Common Stock to its former unsecured creditors in satisfaction of their claims against the Company.

RESULTS OF OPERATIONS

Year Ended December 31, 1994 Compared to Year Ended December 31, 1995.

                                               Percentage of                            Percentage of
                            December 31, 1994  Revenues              December 31, 1995  Revenues
                            -----------------  --------------------  -----------------  --------------------
                                                       (dollars in thousands)
Revenues                              $66,095                100.0%            $66,294         100.0%
Gross profit                           24,190                 36.6              25,045          37.8
Selling, general and
 administrative expenses               19,751                 29.9              12,979          19.6
Research and development
 costs                                  2,698                  4.1               2,667           4.0
Other non-operating
 income                                 2,007                  3.0                   -             -
Interest expense, net                      57                  0.1                 228           0.3
Minority interest                           -                    -                 165           0.2
Provision for income taxes                 63                  0.1                 383           0.6
Extraordinary item                        916                  1.4               1,566           2.4

     Revenues for 1994 were $66,095,000 compared to $66,294,000 in 1995.
Revenues in 1994 and 1995 included approximately $6,900,000 and approximately $800,000, respectively, of revenues generated by operations that were disposed or closed in 1994 or prior to March 31, 1995. Excluding those operations that were disposed or closed, revenue increased approximately $6,300,000 (10.6%) on a comparable basis, comprised of an increase in sales to the Company's network solutions customers in various industries (hotel, resort, gaming, manufacturing and distribution), partially offset by a decrease in the Company's traditional hardware contract service revenues.

     Gross profit for 1994 was $24,190,000 (36.6%) which is comparable with $25,045,000 (37.8%) in 1995.

     Selling, general and administrative expenses declined 34.3% from $19,751,000 in 1994 to $12,979,000 in 1995. Selling, general and administrative expenses in 1994 included charges of approximately $2,168,000 (relating to restructuring costs of $1,814,000 and foreign exchange losses of $354,000) and credits of approximately $2,400,000 (relating to the reversal of certain litigation reserves no longer required of $1,818,000 and a settlement (net of expenses) of $582,000 for software copyright infringements). Selling, general and administrative expenses for 1995 included charges of approximately $1,830,000 (relating to a bad debt reserve of approximately $642,000 established in connection with a transaction by the Company's gaming solutions subsidiary and a reserve established for a contingent incentive bonus of $1,188,000 pursuant to a consulting agreement with an officer of the Company) and credits of approximately $1,991,000 (relating to restructuring costs no longer required of $1,088,000, a gain on the disposal of a property net of foreign currency losses of approximately $346,000 and approximately $557,000 relating to the resolution of disputed accounts). Excluding those adjustments, selling, general and administrative expenses decreased by approximately $6,800,000, which is attributable to cost savings resulting from the restructuring of the Company's activities along functional lines of business rather than independent business units, the consolidation of the Company's operations by reducing the number of locations from which it conducts business and the reduction in the workforce in the United States, Canadian and Latin American operations.

     Research and development costs were $2,698,000 in 1994, compared to $2,667,000 in 1995. Excluding the operations that were disposed or closed, research and development costs increased by approximately $800,000, primarily, as a result of increased research and development costs incurred at the Company's gaming solutions subsidiary.

     Other non-operating income in 1994 of $2,007,000 related to a purchase price settlement comprising a reduction in the note payable of $1,614,000 and accrued interest of $393,000. See Note 5 to the consolidated financial statements.

     Interest expense, net, was $57,000 in 1994 compared to $228,000 for 1995. The increase in 1995 relates to interest on current debt (as renegotiated) and interest and amortization of loan fees in connection with a revolving line of credit which the Company negotiated in May 1995.

     The minority interest reflects the share of income in 1995, offset by prior year losses incurred, attributable to the minority shareholders in the Company's gaming solutions subsidiary.

     The income tax provision reflects a tax provision for the Company's domestic and foreign operations (including the Company's majority owned subsidiary) offset by net operating losses and certain other tax benefit carryforwards available.

     The extraordinary item in both 1994 and 1995 related to the favorable settlement of certain tax liabilities pursuant to the Company's bankruptcy proceedings and, as such, have been classified as an extraordinary item.

Year Ended December 31, 1993 Compared to Year Ended December 31, 1994.

                                               Percentage of                            Percentage of
                            December 31, 1993  Revenues              December 31, 1994  Revenues
                            -----------------  --------------------  -----------------  --------------------
                                                       (dollars in thousands)
Revenues                            $115,291                 100.0%            $66,095                100.0%
Gross profit                          42,536                  36.9              24,190                 36.6
Selling, general and
 administrative expenses              26,829                  23.3              19,751                 29.9
Research and development
 costs                                 2,901                   2.5               2,698                  4.1
Gain on transfer of assets            22,187                  19.2                   -                    -
Other non-operating
 (expense) income                     (2,744)                 (2.4)              2,007                  3.0
Interest expense, net                  3,965                   3.4                  57                  0.1
Provision for income taxes               107                   0.1                  63                  0.1
Extraordinary items                  117,312                 101.8                 916                  1.4

     Revenues declined 42.7% from $115,291,000 in 1993 to $66,095,000 in 1994.
The decline in revenues was principally attributable to the fact that the Company discontinued its operations in Europe on March 22, 1993, as a consequence of the Foreclosure. See Note 12 to the consolidated financial statements. Excluding the impact of the Foreclosure, revenues for 1994 decreased $13,071,000 (16.5%) compared to the prior year. The decreased revenues were primarily due to the shift by many of the Company's customers from the Company's proprietary hardware and software products to open systems products.

     Gross profit declined 43.1% from $42,536,000 in 1993 to $24,190,000 in
1994. Excluding the European subsidiaries, the comparable gross profit in 1993 was $28,936,000; this represented a gross profit percentage of 36.6% for 1993 compared to a gross profit of 36.6% for 1994.

     Selling, general and administrative expenses declined 26.4% from $26,829,000 in 1993 to $19,751,000 for 1994. For 1993, selling, general and administrative expenses included charges of $9,929,000 (relating to the foreclosed European subsidiaries of $9,306,000 and $623,000 associated with software copyright infringement) and credits of $1,700,000 (relating to the reduction in liabilities no longer required for guaranteed residuals on certain sales of $1,643,000 and a foreign exchange gain of $57,000). Selling, general and administrative expenses for 1994 included charges of approximately $2,168,000 (relating to restructuring costs of $1,814,000 and foreign exchange losses of $354,000) and credits of approximately $2,400,000 (relating to the reversal of certain litigation reserves no longer required of $1,818,000 and a settlement net of expenses of $582,000 for software copyright infringements). Excluding these adjustments, selling, general and administrative expenses increased $1,383,000 compared to 1993 primarily on account of increased marketing activities.

     Research and development costs declined 7% from $2,901,000 in 1993 to $2,698,000 in 1994. Excluding the impact of the European operations, research and development costs increased $159,000 during 1994 compared to 1993 primarily on account of increased research and development costs for the Company's gaming solutions subsidiary. The increase in research and development costs as a percentage of revenue from 2.5% in 1993 to 4.1% in 1994 related to the relatively fixed nature of such costs and increased research and development costs for the Company's gaming solutions subsidiary. At December 31, 1993, all capitalized software costs were written off and the 1994 expense is the actual expense incurred in the period rather than amortized costs in the comparable period of the prior year. See Note 1 to the consolidated financial statements.

     The gain on transfer of assets of $22,187,000 in 1993 represented the difference between the carrying amount and management's estimated fair market value of assets surrendered when the Company's European subsidiaries were foreclosed upon by the Banks. See Note 12 to the consolidated financial statements.

     Other non-operating income in 1993 related to reorganization expenses of $2,744,000 associated with the Company's bankruptcy proceedings. See Note 12 to the consolidated financial statements. Other non-operating income in 1994 related to a purchase price settlement of $2,007,000 comprising a reduction in the note payable of $1,614,000 and interest accrued of $393,000. See Note 5 to the consolidated financial statements.

     Interest expense, net, in 1993 was $3,965,000 compared to $57,000 in 1994. The decrease of $3,908,000 in 1994 related to the existence of debt (which was canceled pursuant to the Plan of Reorganization) in the first quarter of 1993. See Notes 5 and 12 to the consolidated financial statements.

     The provision for income taxes for 1993 was $107,000 compared to $63,000 for 1994. The 1993 provision reflects taxes at the statutory rates on domestic income offset by net operating loss carryforwards and alternative minimum taxes. The 1994 provision represents estimated foreign taxes payable.

     The extraordinary items of $117,312,000 in 1993 and $916,000 in 1994 relate to gains recognized in connection with the Company's bankruptcy proceedings. See Notes 5 and 12 to the consolidated financial statements. The gain of $117,312,000 in 1993 comprised a foreclosure gain of $56,952,000 which represented the difference between the debt that was forgiven and management's estimated fair value of assets surrendered and a reorganization gain of $60,360,000 which represented the difference between the debt that was forgiven and the estimated enterprise value of the Company at that time of $50,000,000. The $916,000 in 1994 relates to the favorable settlement of certain tax liabilities pursuant to the Company's bankruptcy proceedings.

     During 1995, the Financial Accounting Standards Board issued FAS 121, "Accounting for the Impairment of Long-Lived Assets," and FAS 123, "Accounting for Stock-Based Compensation." FAS 121 will be adopted in 1996 and is not expected to have a material impact on the Company's financial position or results of operations. The Company plans to continue to measure compensation cost of employee stock option plans using the intrinsic value method prescribed by APB Opinion No. 25, and starting in 1996, to make pro forma disclosures of net income and income per share as if the fair value method prescribed by FAS 123 had been applied.

EXHIBIT 13.1.3 INDEPENDENT AUDITORS' REPORT

                          Independent Auditors' Report


The Board of Directors
MAI Systems Corporation:

We have audited the accompanying consolidated balance sheets of MAI Systems Corporation and subsidiaries as of December 31, 1994 and 1995 and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MAI Systems Corporation and subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.


KPMG Peat Marwick LLP

Orange County, California
February 9, 1996

Exhibit 13.1.4 Consolidated Balance Sheets

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 1994 AND 1995
(dollars in thousands except share data)

ASSETS                                                               1994           1995
- ---------------------------------------------------------------  -------------  -------------

Current assets:
    Cash, including cash equivalents of $682 in 1994
     and $1,883 in 1995                                                 $3,151         $4,086
   Receivables, less allowance for doubtful accounts
      of $2,588 in 1994 and $1,092 in 1995                               6,256          7,662
    Inventories                                                          2,411          3,769
    Prepaids                                                               943            913
                                                                 -------------  -------------
        Total current assets                                            12,761         16,430

Furniture, fixtures and equipment, net                                   2,954          3,766
Other assets                                                               301            837
                                                                 -------------  -------------

        Total assets                                                   $16,016        $21,033
                                                                 =============  =============

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
- ---------------------------------------------------------------

Current liabilities:
    Current portion of long-term debt                                     $783           $620
    Accounts payable                                                     3,647          4,778
    Customer deposits                                                    1,986            745
    Accrued liabilities                                                  8,611          6,432
    Income taxes payable                                                   112            337
    Unearned revenue                                                     2,596          3,181
                                                                 -------------  -------------
        Total current liabilities                                       17,735         16,093
Long-term debt                                                           1,742          1,021
Deferred income taxes                                                       60            132
Minority interest in consolidated subsidiary                                 -            165
Other liabilities                                                        4,021          1,150
                                                                 -------------  -------------

        Total liabilities                                               23,558         18,561
                                                                 -------------  -------------

Stockholders' equity (deficiency):
    Common Stock, par value $.01 per share; authorized
        10,000,000 shares; 7,356,250 shares issuable                        59             74
    Additional paid-in capital                                         199,366        199,364
    Cumulative translation adjustment                                      201             28
    Accumulated deficit                                              (207,168)      (196,994)
                                                                 -------------  -------------

        Total stockholders' equity (deficiency)                        (7,542)          2,472
                                                                 -------------  -------------

        Total liabilities and stockholders' equity (deficiency)        $16,016        $21,033
                                                                 =============  =============


              The accompanying notes are an integral part of these
                       consolidated financial statements.

EXHIBIT 13.1.5 CONSOLIDATED STATEMENTS OF OPERATIONS

CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share data)


                                                          Year Ended December 31,
                                                        1993        1994       1995
                                                      --------    --------   --------
Revenue:
    Computer products and other contract services      $115,291  $ 66,095   $66,294


Direct costs:
    Computer products and other contract services        72,755    41,905    41,249
                                                     ----------  --------   -------

         Gross profit                                    42,536    24,190    25,045

Selling, general and administrative expenses             26,829    19,751    12,979
Research and development costs                            2,901     2,698     2,667
Gain on transfer of assets                              (22,187)        -         -
                                                     ----------  --------   -------

         Operating income                                34,993     1,741     9,399

Other non-operating (expense) income                     (2,744)    2,007         -
Interest income                                             742       110       120
Interest expense (excluding contractual interest of
 $4,512 in 1993)                                         (4,707)     (167)     (348)
Minority interest in consolidated subsidiary                  -         -      (165)
                                                     ----------  --------   -------

         Income before income taxes and
             extraordinary items                         28,284     3,691     9,006

Provision for income taxes                                  107        63       383
                                                     ----------  --------   -------

         Income before extraordinary item                28,177     3,628     8,623

Extraordinary items (net of taxes
   of $1,332 in 1993)                                   117,312       916     1,566
                                                     ----------  --------   -------


         Net income                                    $145,489  $  4,544   $10,189
                                                     ==========  ========   =======


Primary and fully diluted income per
share of Common Stock:

    Income before extraordinary item                 $     3.83  $   0.49   $  1.04
    Extraordinary item                                    15.95      0.12      0.19
                                                     ----------  --------   -------
         Net income                                  $    19.78  $   0.61   $  1.23
                                                     ==========  ========   =======


              The accompanying notes are an integral part of these
                       consolidated financial statements

EXHIBIT 13.1.6 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
(dollars in thousands)

                                                                                                                   TOTAL
                                                              OLD    ADDITIONAL  CUMULATIVE                     STOCKHOLDERS'
                                         COMMON  PREFERRED   COMMON    PAID-IN   TRANSLATION  ACCUMULATED          EQUITY
                                          STOCK    STOCK     STOCK     CAPITAL   ADJUSTMENT     DEFICIT         (DEFICIENCY)
                                         ------  ---------   ------  ----------  -----------  -----------       -------------
BALANCE AT DECEMBER 31, 1992               $ -    $ 35,047   $ 325    $106,553      $   -     $(364,482)         $(222,557)

Income from foreign operations for the
 the three-month period ended
 December 31, 1992 due to year-
 end change (Note 1)                         -           -       -           -          -         7,281              7,281
Recapitalization adjustments:
 Cancellation of old common and
  preferred stock                            -     (35,047)   (325)     35,372          -             -                  -
 Issuance of Common Stock
  in connection with discharge
  of debt                                   59           -       -      49,941          -             -             50,000
Net income                                   -                   -           -                  145,489            145,489
                                           ---    --------   -----    --------      -----     ---------          ---------
BALANCE AT DECEMBER 31, 1993                59           -       -     191,866          -      (211,712)           (19,787)
Reclassification of deferred gain on
 foreclosure                                 -           -       -       7,500          -             -              7,500
Foreign currency gains                       -           -       -           -        201             -                201
Net income                                   -           -       -           -          -         4,544              4,544
                                           ---    --------   -----    --------      -----     ---------          ---------
BALANCE AT DECEMBER 31, 1994                59           -       -     199,366        201      (207,168)            (7,542)
Capitalization in connection with stock
 split in August 1995                       15           -       -          (2)         -           (15)                (2)
Foreign currency translation losses          -           -       -           -        (173)           -               (173)
Net income                                   -           -       -           -          -        10,189             10,189
                                           ---    --------   -----    --------      -----     ---------          ---------
BALANCE AT DECEMBER 31, 1995               $74    $      -   $   -    $199,364      $  28     $(196,994)         $   2,472
                                           ---    --------   -----    --------      -----     ---------          ---------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

EXHIBIT 13.1.7  CONSOLIDATED STATEMENTS OF CASH FLOWS

CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

                                                                   Year Ended December 31,
                                                                -----------------------------
                                                                  1993*       1994      1995
                                                                  ----        ----      ----
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                   $ 145,489   $ 4,544   $10,189
   Adjustments to reconcile net income to net cash
      provided by operating activities:
      Extraordinary gain                                         (117,312)     (916)   (1,566)
      Minority interest in consolidated subsidiary                   -                    165
      Gain on sale of assets                                         -          -        (346)
      Other non-operating income                                     -       (2,007)      -
      Gain on transfer of assets, including cash  surrendered
        of $10,726                                                (32,913)      -         -
      Depreciation and amortization                                 4,735     3,239     1,909
      Write-off of furniture, fixtures and equipment                 -          506       -
      Write down of previously capitalized license fees
        and software                                                  765       -         -
      Provision for doubtful accounts receivable                    1,101       137       613
      Net loss (gain) from foreign currency                          (941)      354      (258)
   Changes in assets and liabilities:
       (Increase) decrease in receivables                          (3,556)    1,301    (1,750)
       (Increase) decrease in inventories                            (347)      107    (2,092)
       Decrease in prepaids and other current
        assets                                                      1,830       297        30
       Decrease in other assets                                      -          375       -
       (Decrease) increase in accounts payable
        and customer deposits                                      (5,979)    1,364      (110)
       (Decrease) in accrued liabilities                             (126)   (4,959)   (1,848)
       (Decrease) increase in income taxes payable                    (56)     (492)      225
       Increase in unearned revenue                                13,525       160       585
       Increase (decrease) in deferred income taxes                   279      (202)       72
       (Decrease) in other liabilities                             (1,640)   (1,507)   (1,290)
                                                                ---------   -------   -------
           Net cash provided by operating activities
            before reorganization items                             4,854     2,301     4,528
   Payments for reorganization items                               (2,215)   (1,517)     (153)
                                                                ---------   -------   -------
           Net cash provided by operating activities                2,639       784     4,375
                                                                ---------   -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                                              (846)   (1,104)   (2,029)
   Proceeds from sale of assets                                      -          -         515
   Payments for business assets                                      -         (300)      -
   Disposal of capitalized software                                 1,817       -         -
                                                                ---------   -------   -------
           Net cash (used in) provided by investing activities        971    (1,404)   (1,514)
                                                                =========   =======   =======

                                                                     (Continued)


              The accompanying notes are an integral part of these
                       consolidated financial statements.

(dollars in thousands)


                                                        Year Ended December 31,
                                                        -----------------------
                                                        1993*      1994      1995
                                                        ----       ----      ----
CASH FLOWS FROM FINANCING ACTIVITIES:
    Repayments of long-term debt                        (7,382)     (352)   (1,077)
    Receipt of notes receivable                              -         -      (805)
    Net (decrease) increase in short-term borrowings       609       (85)        -
                                                      --------  --------  --------

            Net cash used in financing activities       (6,773)     (437)   (1,882)
                                                      --------  --------  --------

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH
 EQUIVALENTS                                               308       (66)      (44)
                                                      --------  --------  --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS    (2,855)   (1,123)      935
EFFECT OF CHANGE IN FOREIGN SUBSIDIARIES' YEAR-END
 ON CASH AND CASH EQUIVALENTS                            2,063         -         -
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD         5,066     4,274     3,151
                                                      --------  --------  --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD            $  4,274  $  3,151  $  4,086
                                                      ========  ========  ========

Cash paid during the period for:
    Interest                                          $    782  $     99  $    171
                                                      ========  ========  ========
    Income taxes                                      $  2,340  $    142  $     25
                                                      ========  ========  ========

* The statement of cash flows for the year ended December 31, 1993 includes the effect of certain of the Company's European subsidiaries that were surrendered in connection with the Foreclosure through the March 22, 1993 Foreclosure date.


              The accompanying notes are an integral part of these
                       consolidated financial statements.

EXHIBIT 13.1.8 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    DESCRIPTION OF THE BUSINESS
    MAI Systems Corporation (the "Company" or "MAI") designs, sells, installs and supports total information system solutions featuring complex wide and local area networks primarily in the hospitality and gaming industries, for mid-size manufacturers and distributors. The Company provides a wide array of products and services to its customers who continue to use its proprietary host-based computer systems, including field engineering services, new and replacement equipment, operating systems and software application products. These products and services upgrade, enhance and integrate these legacy systems with currently available computer technologies. The Company also provides on-site warranty service, remanufacturing and depot service to third-party computer distributors and manufacturers.

    The Company was incorporated under the laws of the State of Delaware on September 6, 1984. The Company's name was changed from MAI Basic Four, Inc. to MAI Systems Corporation on November 6, 1990.

    PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements of the Company include the accounts of its domestic operations and its majority and wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation. The consolidated financial statements in 1993 include the results of operations and cash flows of certain European subsidiaries that were surrendered on March 22, 1993 in connection with the Foreclosure (see Note 12). The minority interest relates to Gaming Systems International ("GSI"), the Company's 70% owned gaming solutions subsidiary.

    BASIS OF FINANCIAL STATEMENT PRESENTATION

    The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the balance sheets and revenues and expenses for the periods. Actual results could differ from those estimates.

    REVENUE RECOGNITION

    Sales of hardware products are generally recorded when the hardware is shipped. Software revenue is recorded when the application software programs are installed. Hardware and software service fees are recognized as income on a time-apportioned basis over the period in which the services are provided. For certain fixed-price contracts, revenue is recognized upon installation.

    CASH EQUIVALENTS

    Cash equivalents are highly liquid investments which are readily convertible into known amounts of cash and have original maturities of three months or less.

    INVENTORIES

    Inventories other than replacement parts are valued at the lower of cost or market using the first-in, first-out ("FIFO") method. Replacement parts used for hardware maintenance are valued at cost and are amortized to expense over the period of benefit.

    FURNITURE, FIXTURES AND EQUIPMENT

    Furniture, fixtures and equipment are recorded at cost and depreciated on a straight-line basis over estimated useful lives ranging from 3 to 10 years for furniture, fixtures and equipment and 3 to 5 years for equipment held for demonstration and administrative purposes. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or their estimated useful lives.

    INCOME TAXES

    Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    In 1993, the Company was included in the consolidated U.S. Federal income tax group of BGLS Inc. ("BGLS"). Income taxes were provided on a separate company basis, except that no tax benefits were recognized for operating losses that were utilized by the Company's affiliates. Effective January 1, 1994, the Company ceased to be a member of the BGLS tax group. Tax benefits for operating losses reattributed from BGLS are available when determining the income tax for future periods.

    FOREIGN CURRENCY TRANSLATION

    Since January 1, 1994, as a result of the reorganization of the Company's operations, the functional currency for all foreign subsidiaries is the applicable local currency except for MAI de Venezuela, S.A. ("Venezuela"), which operates in a highly inflationary economy and uses the U.S. dollar as its functional currency in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." Accordingly, in 1994 and 1995, all translation gains and losses for foreign subsidiaries, except Venezuela and gains and losses on intercompany foreign currency transactions that are of a long-term nature, are included in the cumulative translation adjustment as a separate component of stockholders' equity.

    For 1993, the functional currency for all the foreign subsidiaries was the U.S. dollar and translation gains and losses were reflected in the consolidated statement of operations.

    Assets and liabilities outside the United States are translated into dollars at the rate of exchange in effect at the balance sheet date except for inventories and noncurrent assets which are translated at historical rates. Income and expense items are translated at the weighted average exchange rates prevailing during the period.

    Net foreign exchange (gains) losses for 1993, 1994 and 1995 were $(941,000), $354,000 and $155,000, respectively, and are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

    CAPITALIZED SOFTWARE COSTS

    In 1994 and 1995, all software development costs (consisting of the cost to purchase software and to develop software internally) were expensed when incurred, as part of research and development costs.

    During 1993, the Company wrote off all remaining capitalized software costs based upon management's assessment of the recoverability of such costs. Amortization of capitalized software costs in 1993 was $2,345,000.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    In December 1991, the FASB issued Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Statements," ("SFAS 107"). SFAS 107 requires all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. SFAS 107 defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. As of December 31, 1995, fair value of all financial instruments approximates carrying value.

    INCOME PER SHARE OF COMMON STOCK

    Income per share is computed using 7,356,250 shares of common stock (as adjusted for the Company's 25% stock split in August 1995) expected to be issued in accordance with the Plan of Reorganization ("Common Stock") as discussed in Note 12 and the weighted average number of Common Stock equivalents outstanding during the period. Common Stock equivalents consist of dilutive outstanding stock options and warrants and are calculated using the treasury stock method. For all periods presented, fully diluted income per share approximates primary income per share. As of December 31, 1995, 6,688,749 shares had been issued pursuant to the Plan of Reorganization.

    RECLASSIFICATION

    Certain prior years' amounts have been reclassified to conform with the 1995 presentation.

NOTE 2  INVENTORIES

    Inventories are summarized as follows:


                                                                                  December 31,
              (dollars in thousands)                                            1994       1995
              -----------------------------------------------------------------------------------

              Finished goods                                                    $1,167     $2,649
              Replacement parts                                                  1,244      1,120
              -----------------------------------------------------------------------------------
                                                                                $2,411     $3,769
              -----------------------------------------------------------------------------------

NOTE 3  FURNITURE, FIXTURES AND EQUIPMENT

       The major classes of furniture, fixtures and equipment are as follows:

                                                                                 December 31,
       (dollars in thousands)                                                   1994       1995
       ----------------------------------------------------------------------------------------
       Furniture, fixtures and
        equipment                                                              $ 1,607  $ 2,006
       Equipment held for
        administrative purposes                                                  9,470   10,751
       Leasehold improvements                                                      424      432
                                                                               -------  -------
                                                                                11,501   13,189

       Less accumulated depreciation
        and amortization                                                        (8,547)  (9,423)
       ----------------------------------------------------------------------------------------
                                                                                $2,954   $3,766
       ----------------------------------------------------------------------------------------



NOTE 4  LINE OF CREDIT

    In 1995, the Company negotiated a $4,000,000 secured revolving credit facility. The availability of this line of credit is based on a calculation reflecting the age and nature of certain accounts receivable. The facility is secured by domestic and Canadian accounts receivable and inventory and bears interest at prime plus 2%. The facility expires in May 1997. At December 31, 1995, the available balance was approximately $2,600,000, however, at that date no balances were drawn down under the facility.

    Loan origination fees of approximately $121,000 were incurred in connection with this line of credit and are being amortized to interest expense over 24 months.

NOTE 5  LONG-TERM DEBT

    Long-term debt outstanding is as follows:

                                                             December 31,
(dollars in thousands)                                       1994     1995
- ---------------------------------------------------------------------------
Note payable                                                $1,700   $1,167
Tax claims                                                      91      261
Other                                                          734      213
- ---------------------------------------------------------------------------

                                                             2,525    1,641

Less: current installments                                    (783)    (620)
- --------------------------------------------------------------------------

Non-current portion                                         $1,742   $1,021
- ---------------------------------------------------------------------------

Aggregate maturities of long-term debt during the next five years are as follows:

        (dollars in thousands)
        -----------------------------------------------
        Year ending December 31:

         1996                                    $  620
         1997                                       773
         1998                                        80
         1999                                        83
         2000 and thereafter                         85
        -----------------------------------------------
                                                 $1,641
        -----------------------------------------------

    NOTE PAYABLE

    The note payable arose in connection with the acquisition of a business in April 1990. In November 1994, an agreement was reached whereby the purchase price of the business acquired was reduced by $1,614,000 and a new note was issued in the amount of $1,700,000. The note is payable over three years on a quarterly basis. Interest is compounded monthly at prime plus 1%. The note is guaranteed by BGLS (the Company's former parent).

    The reduction in the purchase price of the business acquired of $1,614,000 together with the interest accrued on the original note for 1993 of $393,000 are included in other non-operating income in the consolidated statement of operations for 1994. Interest expense for 1994 is net of the interest accrued throughout the year on the original note. The underlying assets (mainly goodwill and capitalized software) acquired in April 1990 were written off in the year ended December 31, 1993 and prior periods.

    TAX CLAIMS

    Tax claims include pre-petition unsecured tax claims for income and property taxes from various taxing authorities. Under the terms of the Plan of Reorganization (see Note 12), such amounts are to be paid in full in cash in annual installments over six years with interest at 6%. Upon agreement with the respective taxing authority, tax claims are classified as debt, otherwise such claims are classified as accrued liabilities and other long-term liabilities in the accompanying consolidated balance sheets at December 31, 1994 and 1995. Currently, the Company is disputing tax claims of $758,000 of the remaining tax claims of approximately $1,019,000.

    During 1994 and 1995, certain of these claims were settled and paid and others were expunged by the Bankruptcy Court. The favorable settlement of these claims of $916,000 and $1,566,000 are classified as extraordinary gains in the accompanying consolidated statements of operations for 1994 and 1995, respectively.

    OTHER

    Other long-term debt of $734,000 at December 31, 1994, primarily included notes issued pursuant to the Plan of Reorganization to settle certain secured claims. The notes were fully repaid during 1995.

    CANCELED DEBT

    Certain debt was canceled pursuant to the Plan of Reorganization (see Note
    12).

    Interest expense on this debt prior to April 12, 1993, including amortization of debt issued costs, amounted to approximately $4,427,000 in 1993. Unamortized original issue discount of $284,000 and debt issue costs of $937,000 as of April 12, 1993 were written off to other non-operating expense in 1993 (see Note 12).

NOTE 6 ACCRUED LIABILITIES AND OTHER LONG-TERM LIABILITIES


 Accrued liabilities consist of the following:

                                                          December 31,
 (dollars in thousands)                           1994                  1995
 -----------------------------------------------------------------------------
 Salaries, wages and commissions                  $1,970                $1,361
 Accrued bonus (including related party bonus of
   $1,188 in 1995)                                   460                 2,280
 Accrued vacation                                  1,266                   992
 Restructuring                                     1,735                   448
 Other                                             3,180                 1,351
 -----------------------------------------------------------------------------
                                                  $8,611                $6,432
 -----------------------------------------------------------------------------

    Other long-term liabilities mainly comprise of costs for lease commitments in connection with vacating certain business premises and disputed tax claims which would be payable in 1996 and beyond.

NOTE 7  INCOME TAXES

    The components of income before income taxes and extraordinary items are as follows:

                                         Year Ended December 31,
                                       ----------------------------
              (dollars in thousands)     1993      1994      1995
             ------------------------------------------------------
             U.S.                       $26,447    $1,874    $7,952
             Foreign                      1,837     1,817     1,054
             ------------------------------------------------------
                          Total         $28,284    $3,691    $9,006
             ------------------------------------------------------



    The income tax provision is comprised of the following:


                                        Year Ended December 31,
                                      ----------------------------
              (dollars in thousands)    1993      1994      1995
              ----------------------------------------------------
              Current:
                  U.S. Federal            $404         -      $331
                  State                    144         -        27
                  Foreign                 (357)      265       (47)
              ----------------------------------------------------
                         Total             191       265       311
              Deferred:
                  U.S. Federal               -         -         -
                  Foreign                  (84)     (202)       72
              ----------------------------------------------------
                         Total             (84)     (202)       72
              ----------------------------------------------------
                                           107        63      $383
              ----------------------------------------------------

    Deferred tax assets and liabilities result from differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The significant components of the deferred income tax assets and deferred income tax liabilities are as follows:



                                                       December 31,
                                                    ------------------
          (dollars in thousands)                      1994      1995
          ------------------------------------------------------------
          Deferred tax assets:
              Net operating loss carryforwards      $  8,854  $  9,869
              Property, plant and equipment            1,548     1,614
              Restructuring and other reserves         1,212       799
              Inventory reserves                         751       540
              Allowance for doubtful accounts            829       296
              Capitalized software and intangibles     3,574     6,178
              Other                                      905       748
          ------------------------------------------------------------
                                                      17,673    20,044
          Less valuation allowance                   (17,673)  (20,044)
          ------------------------------------------------------------
          Net deferred tax assets                          -         -
          ------------------------------------------------------------
          Deferred tax liabilities:
          Foreign earnings                               (60)     (132)
          ------------------------------------------------------------
          Total deferred tax liabilities                 (60)     (132)
          ------------------------------------------------------------
          Net deferred tax liabilities              $    (60) $   (132)
          ------------------------------------------------------------

    The Company recorded certain deferred tax assets as of December 31, 1995 that were previously omitted due to contingencies that were resolved during 1995. However, the Company has recorded a valuation allowance in the amount set forth above for certain deductible temporary differences where it is not certain whether the Company will receive future tax benefits. The net change in the valuation allowance for the year ended 1995 was $2,371,000.

    The deferred tax assets at December 31, 1995 have been stated on the assumption that federal net operating loss benefits derived from the BGLS group of approximately $23,000,000, which expire in the years 2005 through 2010, will be available for use in future periods. The utilization of these net operating losses is limited to approximately $2,500,000 on an annual basis. Net operating losses attributable to foreign operations total approximately $1,200,000 and will expire in the years 1997 through 2002.

    The income tax provision, computed by applying the U.S. statutory rate to consolidated income before income taxes and extraordinary items, is reconciled to the actual provision as follows:


                                           Year Ended December 31,
                                         ----------------------------
                                           1993      1994      1995
           ----------------------------------------------------------
           Statutory tax rate                34.0%     34.0%     34.0%
           Change in valuation
            allowance due to
            net operating loss
            and credit carry-
            forwards                        (34.6)    (15.0)        -
           Deferred tax assets realized
            but previously reserved             -         -     (29.4)
           Effect of foreign
            operations                        4.5     (17.0)     (4.0)
           Effect of foreign
            taxes                            (3.8)        -         -
           Other                              0.3      (0.3)      3.7
           ----------------------------------------------------------
           Effective tax rate                 0.4%      1.7%      4.3%
           ----------------------------------------------------------

NOTE 8  GEOGRAPHIC AREA INFORMATION

    The Company operates in one industry segment, the design, sale, installation and support of total information system solutions. Information with respect to the Company's operations by significant geographic area is set forth below. "United States" includes operations in Puerto Rico. "Other foreign" includes operations in Mexico, Costa Rica, Venezuela, Singapore, Malaysia and Hong Kong. During 1994, the Company closed its operation in Mexico and a decision was taken to discontinue its operations in Costa Rica, Singapore, Malaysia and Hong Kong. Europe consists primarily of the European Subsidiaries surrendered in connection with the Foreclosure (see Note 12).


                                        Year Ended December 31,
                                      --------------------------
          (dollars in thousands)        1993      1994    1995
          ------------------------------------------------------

          Revenue from unaffiliated
           customers:
           United States              $ 61,751  $53,792  $56,410
           Canada                       10,631    8,544    7,482
           Other foreign                 6,812    3,556    1,962
            Europe                      36,097      203      440
          ------------------------------------------------------

                                      $115,291  $66,095  $66,294
          ------------------------------------------------------
          United States revenue from
           foreign affiliates         $  6,924  $   983  $   898
          United States export sales  $    404  $    61  $   163
          ------------------------------------------------------

          Operating income (loss):
           United States (including
            export sales)             $ 25,868  $   (38) $ 8,377
           Canada                        4,447    3,963    1,712
           Other foreign                  (792)  (1,956)    (694)
           Europe                        5,470     (228)       4
          ------------------------------------------------------

                                      $ 34,993  $ 1,741  $ 9,399
          ------------------------------------------------------

                                               December 31,
                                      --------------------------
          (dollars in thousands)        1993      1994    1995
          ------------------------------------------------------
          Identifiable assets:
           United States              $ 15,215  $12,629  $17,436
           Canada                        2,707    2,176    2,167
           Other foreign                 3,862    1,211    1,278
           Europe                            -        -      152
          ------------------------------------------------------

                                      $ 21,784  $16,016  $21,033
          ------------------------------------------------------

    United States revenue from foreign affiliates consists of net intercompany sales and services from the United States to the Company's foreign subsidiaries and is eliminated from consolidated net revenue. Intercompany sales are based on current selling prices or list prices less discounts. Discounts typically are influenced by competitive pricing, market conditions and relative foreign exchange rates.

NOTE 9  STOCK OPTION AND COMPENSATION PLANS

    In connection with the Plan of Reorganization (see Note 12), the Company adopted the MAI Systems Corporation 1993 Stock Option Plan (the "1993 Plan") which became effective on January 27, 1994. Under the 1993 Plan, 10% of the authorized shares of Common Stock are reserved for issuance of options. Pursuant to the Plan of Reorganization, the number of shares subject to the 1993 Plan will be reduced to 10% of the total issued shares. Options under the 1993 Plan may be granted at exercise prices determined by the Compensation Committee of the Board of Directors, provided that the exercise prices shall not be less than the fair market value of the Common Stock on the date of grant. Cash or the Company's Common Stock, computed at fair market value, may be used to exercise options under the 1993 Plan. At December 31, 1995, 29,166 options under the 1993 Plan were exercisable.

    In July 1995, the Board of Directors adopted the Non-Employee Director's Stock Option Plan (the "Director's Plan"). Under the Director's Plan, certain directors who are not employees of the Company or any affiliate of the Company are eligible to receive stock options. The Director's Plan provides each non-employee director who is elected or appointed and duly qualified, be granted automatically a one-time option to purchase 31,250 shares of Common Stock. The option vests in five equal installments, the first of which occurs on the six-month anniversary of the non-employee director's election or appointment to the Board, and thereafter on the date of each successive re-election to another term. The number of shares of Common Stock reserved for issuance pursuant to the Director's Plan is 125,000 shares. The exercise price shall not be lower than the fair market value of the Common Stock on the date of grant. As of December 31, 1995, no options under the Director's Plan were exercisable.

     Information regarding the Company's stock option plans is summarized below:


                                   Shares    Price Range
                                  -------   --------------
Shares under option:
Outstanding at December 31, 1994     -            -
- --------------------------------  -------   --------------
Granted                           709,375   $1.65 - $10.12
Canceled                          (58,334)      $1.65
Outstanding at December 31, 1995  651,041   $1.65 - $10.12
- --------------------------------  -------   --------------

    The Company previously adopted the 1985 Stock Option Plan and the 1989 Stock Option Plan (together, the "Old Plans"). The Old Plans were terminated in connection with the Plan of Reorganization and all stock options were canceled.

NOTE 10  EMPLOYEE BENEFITS

    SAVINGS PLANS

    On October 1, 1995, the Company established a Savings and Investment Plan covering substantially all the Company's domestic employees (the "Domestic Plan"). The Domestic Plan qualifies under Sections 401(k) and 401(a) of the Internal Revenue Code. Participating employees are allowed to contribute from 1% to 15% of their annual compensation. In 1995, the Company contributed a discretionary matching contribution of 10% of employee contributions up to a maximum of 6% of their annual compensation. For 1995, contributions to the Domestic Plan by the Company were approximately $18,000.

    The Company's Canadian subsidiary offers to its employees a money purchase plan for benefits accruing in respect of service from August 1, 1985 for substantially all full-time employees (the "Canadian Plan").
    Participating employees are allowed to contribute between 2% and 6% of their annual compensation. The Company contributes an amount equal to 50% of the employee contributions up to a maximum of 2% of annual compensation. Contributions to the Canadian Plan by the Company were approximately $43,000, $39,000 and $32,000 for 1993, 1994 and 1995,
    respectively.

    On September 30, 1994, the Company froze a defined contribution and savings plan existing at that date. The Company is in the process of merging this plan into the Domestic Plan.

    DEFINED BENEFIT PLANS

    In April 1992, the Company elected to cease benefit accruals under the defined benefit plan to current participants. The curtailment had no effect on the accrued pension cost of the defined benefit plan.

    Company contributions under this plan are funded annually. Plan assets are comprised primarily of guaranteed investment/annuity contracts. Employee benefits are based on years of service and the employees' compensation during their employment.

    accompanying consolidated statement of operations in 1994 comprising termination benefits to involuntarily terminated employees, costs associated with vacating certain business premises and severance obligations to past officers of the Company. At December 31, 1994, the remaining balance was approximately $2,044,000. During 1995, approximately $380,000 of costs were paid, a settlement was reached with a past officer of the Company, whereby severance benefits for $576,000 were offset against a note receivable from such officer and lease obligations for excess facilities no longer required of approximately $1,088,000 were reversed and credited to selling, general and administrative expenses in the accompanying consolidated statement of operations in 1995. There were no remaining balances relating to this restructuring program at December 31, 1995.

NOTE 12  PLAN OF REORGANIZATION AND FORECLOSURE

    In connection with the Company's Chapter 11 bankruptcy proceedings in 1993, shares of Common Stock are currently being distributed by the Company to its former creditors pursuant to the Plan of Reorganization (the "Plan") as approved by United States Bankruptcy Court. The Company anticipates that approximately 7,356,250 shares of Common Stock will be issued. As of December 31, 1995, 6,688,749 shares had been issued pursuant to the Plan of Reorganization.

    On March 22, 1993, a syndicate of banks (the "Banks") foreclosed (the "Foreclosure") on all of the outstanding capital stock of certain of the Company's European subsidiaries (the "European Subsidiaries"), on certain intellectual property of the Company and on amounts due to the Company from certain European Subsidiaries in satisfaction of all amounts due under the Company's term loan facilities and revolving facilities with the Banks.

    The Plan and the Foreclosure gave rise to an extraordinary gain in 1993 of $117,312,000. The reorganization resulted in an extraordinary gain of approximately $60,360,000 based on the $50,000,000 estimated enterprise value of the Company as established by management in connection with the implementation of the Company's Plan, and the Foreclosure resulted in an extraordinary gain of $56,952,000, net of income taxes of $1,332,000, representing the difference between the carrying amount of debt satisfied and management's estimated fair market value of the assets surrendered.

    The Foreclosure was accounted for as a troubled debt restructuring. As a result, the Company recorded a gain on the transfer of assets of $22,187,000 in the accompanying consolidated statement of operations in 1993, representing the difference between the carrying amount and management's estimated fair value of the assets surrendered.

    At December 31, 1993, $7,500,000 of the gain on Foreclosure was deferred due to a potential obligation of the Company's parent at the time to the Banks. During 1994, the Company determined that it had no continuing obligation and accordingly, the $7,500,000 was classified as additional paid-in capital in the accompanying consolidated statement of stockholders' deficiency for 1994.

    The Company recorded interest expense during the bankruptcy period (April 12, 1993 to January 27, 1994) only to the extent interest was paid or accrued to secured creditors. The amount of contractual interest which was not accrued as a result of the Chapter 11 proceedings was approximately $4,512,000.

    The other non-operating expense of $2,744,000 in 1993 in the accompanying consolidated statement of operations represents the net reorganization expense resulting from the Chapter 11 proceedings and was comprised mainly of professional fees of $2,407,000, the write-off of original issue discount and debt issue costs of $1,221,000 and a gain on the settlement of leases and other executory contracts of $1,173,000.

    Notwithstanding the confirmation and effectiveness of its Plan of Reorganization pursuant to which the Company emerged from a voluntary proceeding under the bankruptcy laws, the United States Bankruptcy Court continues to have jurisdiction, among other things, to resolve disputed pre-petition claims against the Company, to resolve matters related to the assumptions, assignment or rejection of executory contracts pursuant to the Plan, and to resolve other matters that may arise in connection with the implementation of the Plan.

NOTE 13  COMMITMENTS AND CONTINGENCIES

    LEASES

    The Company leases certain facilities and equipment, some of which are in excess of the Company's current and anticipated needs (and have been included in accrued liabilities and other long-term liabilities in the balance sheet at December 31, 1995), under both month-to-month and fixed-term agreements.

     The aggregate minimum rentals under operating leases with noncancelable terms of one year or more are as follows:

                      Year ending December 31:
                      (dollars in thousands)
                      -----------------------------------------

                      1996                               $1,025
                      1997                                  218
                      1998                                   87
                      1999                                   48
                      -----------------------------------------
                                                         $1,378
                      -----------------------------------------

    Rental expense was approximately:

                      (dollars in thousands)
                      ---------------------------------------
                      Year ended December 31, 1993     $5,409
                      Year ended December 31, 1994      2,283
                      Year ended December 31, 1995      1,467
                      ---------------------------------------


    LEGAL PROCEEDINGS

    The Company has filed and will continue to file objections to claims asserted in its Chapter 11 bankruptcy proceedings. The majority of these claims would, if upheld, give rise to allowed unsecured claims entitling the respective claimants to distributions of Common Stock. A number of filed objections in respect of secured claims, administrative claims, priority claims, tax claims, convenience claims and cure claims were still outstanding at December 31, 1995. To the extent the Company's objection to such claims are not sustained, the Company will be obligated to pay such claims in a lump sum in the case of convenience claims and administrative claims and in the case of secured claims, priority claims, tax claims and cure claims, on a deferred basis over six to seven years, depending on the type of claim, at an interest rate of 6% in accordance with the Plan of Reorganization. The Company does not believe the outcome of these objections to be material.

    During 1993, the Company commenced legal actions involving competitors offering maintenance services to the Company's end users. During 1994 and 1995 favorable legal settlements were received. The settlements and costs incurred have been included in selling, general and administrative expenses in the consolidated statement of operations. In 1994, the settlement (net of expenses) was approximately $582,000. For 1993 and 1995, net expenses were incurred of approximately $623,000 and $3,000, respectively. The Company is recovering ongoing royalty income from defendants with whom settlements have been achieved. Similar actions are pending against other alleged copyright infringers.

    The Company is also involved in various other legal proceedings which are incident to its business. Management believes the ultimate outcome of these matters will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

    RELATED PARTY TRANSACTIONS

    Under the terms of a consulting agreement dated August 15, 1994, between Orchard Capital Corp. ("Orchard") and the Company, Orchard provides the services of Richard S. Ressler as Chairman and Chief Executive Officer of the Company. Orchard is paid a consulting fee of $20,000 per month. In addition, Orchard earned a bonus of $1,188,000 payable in cash or freely transferable Common Stock (at the option of the Company) when the closing trading price of the shares of the Company's Common Stock for 20 consecutive trading days ending on or after January 1, 1996 exceeded $4.00 per share (adjusted for the 25% stock split see Note 1). The $1,188,000 (of which $594,000 was accrued in both the third and the fourth quarters of 1995) is included in selling, general and administrative expenses in the accompanying consolidated statements of operations and as part of accrued liabilities in the accompanying balance sheet at December 31, 1995. In addition to such compensation, Orchard was granted a warrant (adjusted for the August 1995 25% stock split) to purchase up to 625,000 shares of Common Stock at a price of $1.90 per share, the fair market value of Common Stock on the date of grant. The consulting agreement expires August 15, 1996. Mr. Ressler is the principal stockholder of Orchard.

    On February 13, 1995, BGLS distributed, by way of a special dividend, its approximate 3,200,000 shares of the Company's Common Stock to holders of Brooke Group, Ltd. common stock. Accordingly, the Company is no longer a subsidiary of BGLS. As a result of the distribution, a former Chairman of the Company holds approximately 1,652,433 shares of Common Stock.

     During 1994, the Company loaned $550,000 to a former officer of the Company. The loan was originally repayable by December 30, 1994. In 1995, the loan was offset against remaining severance reserves of approximately $576,000 subsequently established for this officer (See Note
     11).