Form 10-K405, Exhibit 13
period 1996-12-31
MAI SYSTEMS CORP
filed 1997-03-31
CIK 760436

EXHIBIT 13.1.1


SELECTED FINANCIAL INFORMATION




                                                      Three-Month
                                                      Transitional
                                        Year Ended    Period Ended           Year Ended December 31,
(dollars in thousands except           September 30   December 31,   ----------------------------------------
 per share data)                           1992       1992(1)          1993       1994       1995      1996
-------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA (2)

Revenue                                 $ 279,370     $  63,821      $115,291   $66,095    $66,294   $ 64,164
Operating income (loss)                  (159,608)      (83,992)       34,993     1,741      9,399    (12,744)
Income (loss) before extraordinary       (181,962)      (92,755)       28,177     3,628      8,623    (13,487)
  items
Net income (loss)                        (181,962)      (92,755)      145,489     4,544     10,189    (13,487)
Primary and fully diluted income
  (loss) per share of Common Stock (3):
    Income (loss) before extraordinary
      item                                                           $   4.13   $  0.53    $  1.12   $  (1.85)
    Net income (loss)                                                $  21.33   $  0.67    $  1.32   $  (1.85)
Balance Sheet Data
Working capital (deficiency)             (217,700)     (251,232)       (5,744)   (4,974)       337     (8,270)
Total assets                              136,937       121,071        21,784    16,016     21,033     32,853
Long-term debt                              3,857         3,909         3,853     1,742      1,021        485
Stockholders' equity (deficiency)        (191,709)     (222,557)      (19,787)   (7,542)     2,472      2,058




(1) Effective October 1, 1992, the Company changed its fiscal year from September 30 to December 31.

(2)  No cash dividends have been declared by the Company.

(3) Income (loss) per share is computed using 6,820,338 shares of common stock (as adjusted for the Company's 25% stock split in August 1995) expected to be issued in accordance with the Plan of Reorganization as discussed in
     Note 16 to the consolidated financial statements, the weighted average shares of Common Stock issued outside the Plan of Reorganization, and the weighted average number of Common Stock equivalents outstanding during the period. The total shares of Common Stock expected to be issued in accordance with the Plan of Reorganization have been adjusted down to reflect the resolution of certain claims with creditors during the fourth quarter of 1996. Income (loss) per share has been restated for all periods to reflect the resolution of such claims. Common Stock equivalents consist of dilutive outstanding stock options and warrants and are calculated using the treasury stock method. Common Stock equivalents are not included in the 1996 calculation as they would be antidilutive. For all periods presented, fully diluted income (loss) per share approximates primary income (loss) per share. Per share data for periods prior to January 1, 1993, have been omitted since these amounts do not reflect the current capital structure.



QUARTERLY DATA (Unaudited)
---------------------------------------------------------------------------------------------------------------
(dollars in millions          YEAR ENDED DECEMBER 31, 1995                  Year Ended December 31, 1996
except per share data)    -----------------------------------------   -----------------------------------------
                          4th Qtr.   3rd Qtr.   2nd Qtr.   1st Qtr.   4th Qtr.   3rd Qtr.   2nd Qtr.   1st Qtr.
Revenue                    $17.0     $16.5      $15.6       $17.2      $ 16.6    $17.8       $15.0      $14.7
Gross profit                 6.2       6.3        5.6         6.9         3.7      6.2         6.3        5.1
Operating income (loss)      2.2       1.4        2.5         3.3       (24.2)      .2         9.6        1.6
Income (loss) before
  extraordinary item         2.2       0.8        2.7         2.9       (25.2)      .4         9.5        1.8
Net income (loss)          $ 2.2     $ 2.4      $ 2.7       $ 2.9       (25.2)      .4         9.5        1.8
Primary and fully diluted
   income per share of
   Common Stock
Income (loss) before
   extraordinary item      $ 0.29    $ 0.10     $ 0.45      $ 0.54     $ (3.06)   $0.05      $ 1.39     $ 0.26
Net income (loss)          $ 0.29    $ 0.31     $ 0.45      $ 0.54     $ (3.06)   $0.05      $ 1.39     $ 0.26
--------------------------------------------------------------------------------------------------------------
Share Prices (1)
   High                    $ 9.38    $10.76     $ 5.80      $ 3.20     $  8.81    $9.50      $10.63     $ 7.88
   Low                     $ 6.00    $ 5.60     $ 2.60      $ 0.80     $  5.50    $6.75      $ 5.63     $ 6.13
--------------------------------------------------------------------------------------------------------------


(1) Prior to August 23, 1995, prices reflect interdealers' prices in the over the counter market.

(2) The Company's Common Stock was issued on April 10, 1994 pursuant to the Plan of Reorganization

(3) The fourth quarter of 1996 includes charges of $556 relating to the write-down of the net assets of a subsidiary held for sale, $14,279 relating to the impairment of goodwill, $2,534 relating to acquired in-process technology and $940 relating to severance costs and excess facilities.

EXHIBIT 13.1.2 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
               RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with the audited consolidated financial statements included elsewhere herein. Except for the historical information contained herein, the matters discussed in this Annual Report are forward-looking statements that involve a number of risks and uncertainties. There are certain important factors and risks, including the rapid change in hardware and software technology, market conditions, the anticipation of growth of certain market segments and the positioning of the Company's products and services in those segments, seasonality in the buying cycles of certain of the Company's customers, the timing of product announcements, the release of new or enhanced products, the introduction of competitive products and services by existing or new competitors and the significant risks associated with the acquisition of new products, product rights, technologies, businesses, the management of growth, MAI's ability to retain highly skilled technical, managerial and sales and marketing personnel, and the other risks detailed from time to time in the Company's SEC reports, including reports on Form 10-K and Form 10-Q, that could cause results to differ materially from those anticipated by the statements made herein. Therefore, historical results and percentage relationships will not necessarily be indicative of the operating results of any future period. See "Factors that May Affect Future Results," in the Company's Annual Report on Form 10-K for 1996.

LIQUIDITY AND CAPITAL RESOURCES

         At December 31, 1996, working capital decreased from a working capital of $337,000 at December 31, 1995 to a negative working capital of $8,270,000. Excluding unearned revenue (which will not give rise to cash disbursements) of $11,010,000 the Company's working capital is $2,740,000 or a ratio of current assets to current liabilities of 1.15 to 1.0 compared to 1995 unearned revenue of $3,181,000, working capital excluding unearned revenue is $3,518,000 resulting in a current ratio of 1.27 to 1.0. The decline in the Company's working capital is attributable to the increase of unearned revenue arising primarily from the HIS acquisition ($7,829,000). Excluding unearned revenues, the decrease of $778,000 is due primarily to the increase in the current portion of long term debt associated with the Company's acquisition of the minority shares of GSI. The changes in other components of working capital during 1996 reflect a decrease in (net) inventory of approximately $448,000, an increase in accounts receivable of $3,745,000, an increase in customer deposits of $1,018,000 and an increase in accounts payable and accrued liabilities of $2,954,000

         Cash and cash equivalents decreased from $4,086,000 at December 31, 1995, compared to $3,857,000 at December 31, 1996. In addition, availability under the Company's existing $4,000,000 secured revolving credit facility established in May 1995, based on a calculation reflecting the age and nature of certain accounts receivable, at December 31, 1996, was approximately $2,200,000; however, no balances were drawn down at December 31, 1996.

         Net cash used in investing activities in 1996 totaled $1,622,000, mainly related to capital expenditures.

         Net cash used in financing activities in 1996 totaled $2,162,000 which is comprised of $1,913,000 used to repay long-term debt and a receipt of notes receivable of $500,000 offset by $174,000 of payments received on notes receivable.

         Stockholders' equity decreased from $2,472,000 at December 31, 1995, to $2,058,000 at December 31, 1996, primarily reflecting a net loss of $13,487,000 for the year, the issuance of shares relate primarily to the Company's acquisition of HIS in August 1996 and the 30% minority shareholding of GSI in May 1996 ($12,824,000).

         The Company believes it will continue to generate sufficient cash flows from operations to fund its operating and capital requirements through 1996.

         As of March 25, 1997, the Company had issued and outstanding 8,643,776 shares of Common Stock.

RESULTS OF OPERATIONS

Year Ended December 31, 1995 Compared to Year Ended December 31, 1996.


                                                                     Percentage of                           Percentage of
                                                December 31, 1995      Revenues     December 31, 1996          Revenues
                                                 -----------------   -------------  -----------------         -------------
                                                  (in thousands)                     (in thousands)
Revenue                                              $66,294             100.0%            64,164               100.0%
Gross profit                                          25,045              37.8%            21,234                33.1%
Selling, general and administrative expenses          12,982              19.6%            21,378                33.3%
Research and development expenses                      2,667               4.0%             3,117                 4.9%
Amortization and impairment of intangibles                --                --             14,776                23.0%
Acquired in-process technology                            --                --              2,534                 3.9%
Other operating income                                    (3)               --             (7,827)              (12.2)%
Loss on subsidiary held for sale                          --                --                556                 0.9%
Equity in net losses of
  unconsolidated subsidiaries                             --                --                 26                  --
Interest expense, net                                    228               0.3%               102                 0.2%
Minority interest in consolidated subsidiary             165               0.2%                --                  --
Provision for income taxes                               383               0.6%                59                 0.1%
Extraordinary item                                     1,566               2.4%                --                  --
Net income (loss)                                     10,189              15.4%           (13,487)              (21.0)%

         Revenue for 1996 was $64,164,000 compared to $66,294,000 in 1995 or a
3.2% decline. The Company's revenue from its sales of enterprise solutions in its chosen industries (hotel, resort, gaming, manufacturing and distribution), grew at 11.4% year over year, however that growth was more than offset by a decrease in the Company's legacy revenue which declined 17.3% year over year (traditional hardware contract service revenues and proprietary add-on sales). Excluding gaming revenue, sale of enterprise solutions increased by 46.5%.

The Company continues to transition away from legacy revenue and in 1996 that trend continued as approximately 57% of the Company's revenue was produced from its new businesses compared to 49% in 1995. Gross profit for 1996 was $21,234,000 (33.1%) which is down from $25,045,000 (37.8%) in 1995. The decline in overall gross margin
from 37.8% in 1995 to 33.1% in 1996 is due primarily to lower network and computer equipment margins reflective of the Company's change in product mix, supply sources and larger, but more competitive installations which require higher discounting, however, the decline in gross margin excluding gaming is from 38.8% in 1995 to 24.2 % in 1996; a lower professional services margin (19.7% in 1995, 17.6% in 1996) reflecting the Company's second half 1996 investment in technical staff and the additional short term cost of the additional HIS professional services staff in advance of revenue; and the reduction in margins in the legacy hardware and service revenues from 36.3% in 1995 to 34.6% in 1996. Legacy margins will continue to decline as the product mix in the hardware maintenance base changes and the Company's older proprietary product customers install new solutions presently not offered by the Company. In recognition of these trends and the need for improved service coverage for its new businesses, the Company entered into an outsourcing agreement with Olivetti N.A. and Olivetti Canada Ltd. The Company believes increased sale content of software and professional services will continue to offset the declining legacy base. Software revenue increased 81% in 1996 representing 12% of the total revenue.

         Selling, general and administrative expenses increased 64.7% from $12,982,000 in 1995 to $21,378,000 in 1996. The increase of $8,396,000 reflects the Company's significant investment in expanding and rebuilding its sales and marketing organization with the addition of approximately 77 new personnel; increased advertising and promotion expense of $400,000; increased travel and entertainment in pursuit of bookings of approximately $600,000; $940,000 of one time costs consisting of severance costs and excess facilities related to the outsourcing of hardware services to Olivetti and approximately $1,300,000 of favorable adjustments in 1995 not available in 1996. The company anticipates the investment in sales and marketing made in 1996 will contribute to improved solution sales growth in 1997.

         Research and development costs were $2,667,000 in 1995, compared to $3,117,000 in 1996. Research and development costs increased 16.9% primarily, as a result of increased development resources associated with the addition of HIS, Lodging Touch and the general expansion of the company's hospitality business.

         Other operating income is comprised largely of a favorable settlement of $7,434,000 net of legal costs and reserves with respect to the Company's litigation covering the 1992 failed sale of the Company's then European subsidiaries.

         The Company has recognized charges for impaired goodwill and acquired in-process technology associated with its acquisition of Hotel Information Systems and ManBase 8.0 in the amount of $17,310,000 in 1996. There were no such amounts in 1995. The goodwill impairment was due to the discontinuance of product lines resulting from the subsequent acquisitions of software. In-process technology charged to operations was due to certain acquired technology which was determined to have no future use or value.

         Net interest expense was $228,000 for 1995 compared to $102,000 in 1996. The decrease in 1996 is reflective of generally higher cash levels during the course of the year.

         The income tax provision reflects a tax provision for the Company's domestic and foreign operations (including the Company's majority owned subsidiary) offset by net operating losses and certain other tax benefit carryforwards available in 1995 and 1996. The Company's income tax provision in 1996 largely results from the recognition of impaired goodwill which is not deductible for tax purposes.

         The extraordinary item in 1995 relates to the favorable settlement of certain tax liabilities pursuant to the Company's bankruptcy proceedings and, as such, have been classified as an extraordinary item. The Company continues to attempt to resolve the remaining disputed tax liabilities from the bankruptcy proceedings of $758,000.



Results of Operations

Year Ended December 31, 1994 Compared to Year Ended December 31, 1995.

                                      Percentage of                              Percentage of
                December 31, 1994        Revenue          December 31, 1995         Revenue
                -----------------     -------------       -----------------      -------------
                  (in thousands)                            (in thousands)

Revenue                                                $66,095                100.0%           $66,294               100.0%
Gross profit                                            24,190                 36.6%            25,045                37.8%
Selling, general and administrative expenses            20,333                 30.8%            12,982                19.6%
Research and development costs                           2,698                  4.1%             2,667                 4.0%
Other operating income                                    (582)                (0.9)%               (3)                 --
Other non-operating income                               2,007                  3.0%                --                  --
Interest expense, net                                       57                  0.1%               228                 0.3%
Minority interest in consolidated subsidiary                --                   --                165                 0.2%
Provision for income taxes                                  63                  0.1%               383                 0.6%
Extraordinary item                                         916                  1.4%             1,566                 2.4%
Net income                                               4,544                  6.9%            10,189                15.4%

         Revenue for 1994 was $66,095,000 compared to $66,294,000 in 1995.
Revenue in 1994 and 1995 included approximately $6,900,000 and approximately $800,000, respectively, of revenue generated by operations that were disposed or closed in 1994 or prior to March 31, 1995. Excluding those operations that were disposed or closed, revenue increased approximately $6,300,000 (10.6%) on a comparable basis, comprised of an increase in sales to the Company's network solutions customers in various industries (hotel, resort, gaming, manufacturing and distribution), partially offset by a decrease in the Company's traditional hardware contract service revenues. Revenue in 1995 reflects a 24.4% increase in enterprise solutions sales and a 15.5% decline in legacy revenue.

         Gross profit for 1994 was $24,190,000 (36.6%) which is comparable with $25,045,000 (37.8%) in 1995.

         Selling, general and administrative expenses declined 36.2% from $20,333,000 in 1994 to $12,982,000 in 1995. Selling, general and administrative expenses in 1994 included charges of approximately $2,168,000 relating to restructuring costs of $1,814,000 and foreign exchange losses of $354,000 and credits of approximately $1,818,000 relating to the reversal of certain litigation reserves no longer required. Selling, general and administrative expenses for 1995 included charges of approximately $1,830,000 relating to a bad debt reserve of approximately $642,000 established in connection with a transaction by the Company's gaming solutions subsidiary and a reserve established for a contingent incentive bonus of $1,188,000 pursuant to a consulting agreement with an officer of the Company and credits of approximately $1,991,000 relating to restructuring costs no longer required of $1,088,000, a gain on the disposal of a property net of foreign currency losses of approximately $346,000 and approximately $557,000 relating to the resolution of disputed accounts. Excluding those adjustments, the selling, general and administrative expenses decrease is attributable to cost savings resulting from the restructuring of the Company's activities along functional lines of business rather than independent business units, the consolidation of the Company's operations by reducing the number of locations from which it conducts business and the reduction in the workforce in the United States, Canadian and Latin American operations.

         Research and development costs were $2,698,000 in 1994, compared to $2,667,000 in 1995. Excluding the operations that were disposed or closed, research and development costs increased by approximately $800,000, primarily, as a result of increased research and development costs incurred at the Company's gaming solutions subsidiary.

         Other operating income of $582,000 reflects a settlement of software copyright infringement litigation.

         Other non operating income in 1994 of $2,007,000 related to a purchase price settlement comprising a reduction in the note payable of $1,614,000 and accrued interest of $393,000. See Note 9 to the consolidated financial statements.

         Interest expense, net, was $57,000 for 1994 compared to $228,000 in 1995. The increase in 1995 relates to interest on current debt (as re-negotiated) and interest and amortization of loan fees in connection with a revolving line of credit which the Company negotiated in May 1995.

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

New Accounting Pronouncement

         In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share". SFAS No. 128 specifies new standards designed to improve the earnings per share ("EPS") information provided in financial statements by simplifying the existing computational guidelines, revising the disclosure requirements and increasing the comparability of EPS data on an international basis. Some of the changes made to simplify the EPS computations include: (a) eliminating the presentation of primary EPS and replacing it with basic EPS, with the principal difference being that the common stock equivalents are not considered in computing basic EPS, (b) eliminating the modified treasury stock method and the three percent materiality provision and (c) revising the contingent share provisions and the supplemental EPS data requirements. SFAS No. 128 also makes a number of changes to existing disclosure requirements. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. The Company has not yet determined the impact of the implementation of SFAS No. 128.

EXHIBIT 13.1.3 Independent Auditors' Report

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
MAI Systems Corporation:

We have audited the accompanying consolidated balance sheets of MAI Systems Corporation and subsidiaries as of December 31, 1995 and 1996 and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MAI Systems Corporation and subsidiaries as of December 31, 1995 and 1996 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.



Orange County, California
March 27, 1997

EXHIBIT 13.1.4    CONSOLIDATED BALANCE SHEETS

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 1995 AND 1996
( in thousands except share data)


ASSETS                                                             1995       1996
                                                                ---------   ---------
Current assets:
     Cash, including cash equivalents of $1,883 in 1995
          and $282 in 1996                                     $   4,086   $   3,857
      Receivables, less allowance for doubtful accounts
         of $1,092 in 1995 and $2,578 in 1996                      7,662      11,407
     Inventories                                                   3,769       3,321
     Prepaids and other assets                                       913       1,938
                                                               ---------   ---------

         Total current assets                                     16,430      20,523

Furniture, fixtures and equipment, net                             3,766       4,065
Intangibles                                                          300       6,804
Other assets                                                         537       1,461
                                                               ---------   ---------

         Total assets                                          $  21,033   $  32,853
                                                               =========   =========

Liabilities and Stockholders' Equity

Current liabilities:
     Current portion of long-term debt                         $     620   $   1,394
     Accounts payable                                              4,778       6,852
     Customer deposits                                               745       1,763
     Accrued liabilities                                           6,432       7,312
     Income taxes payable                                            337         462
     Unearned revenue                                              3,181      11,010
                                                               ---------   ---------

Total current liabilities                                         16,093      28,793

Long-term debt                                                     1,021         485
Deferred income taxes                                                132          --
Minority interest in consolidated subsidiary                         165          --
Other liabilities                                                  1,150       1,517

         Total liabilities                                        18,561      30,795

Stockholders' equity:
     Common Stock, par value $.01 per share; authorized
         25,000,000 shares; 7,356,250 and 8,828,847 shares
         issuable at December 31, 1995 and 1996, respectively         74          88
     Additional paid-in capital                                  199,364     212,351
     Cumulative translation adjustment                                28         100
     Accumulated deficit                                        (196,994)   (210,481)
                                                               ---------   ---------
         Total stockholders' equity                                2,472       2,058
     Commitments and contingencies
     Subsequent event
         Total liabilities and stockholders' equity            $  21,033   $  32,853
                                                               =========   =========





The accompanying notes are an integral part of these consolidated financial statements

EXHIBIT  13.1.5 CONSOLIDATED STATEMENTS OF OPERATIONS

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

                                                           Year Ended December 31,
                                                          1994      1995        1996
                                                          ----      ----       ----
Revenue:
     Software, networks and professional services:
         Software sales                                $  5,643   $  4,250   $  7,675
         Network and computer equipment                   9,103     16,602     15,843
         Professional services                           11,435     11,724     12,773
                                                       --------   --------   --------
                                                         26,181     32,576     36,291

     Legacy revenue                                      39,914     33,718     27,873
                                                       --------   --------   --------

              Total revenue                              66,095     66,294     64,164
                                                       --------   --------   --------

Direct costs:
     Software, networks and professional services:
         Software sales                                   1,548        604      1,233
         Network and computer equipment                   6,312      9,751     12,936
         Professional services                            7,347      9,414     10,524
                                                       --------   --------   --------
                                                         15,207     19,769     24,693

     Legacy costs                                        26,698     21,480     18,237
                                                       --------   --------   --------

              Total direct costs                         41,905     41,249     42,930
                                                       --------   --------   --------

              Gross profit                               24,190     25,045     21,234

Selling, general and administrative expenses             20,333     12,982     21,378
Research and development costs                            2,698      2,667      3,117
Amortization and impairment of intangibles                   --         --     14,776
Acquired in-process technology                               --         --      2,534
Other operating income                                     (582)        (3)    (7,827)
                                                       --------   --------   --------

              Operating income (loss)                     1,741      9,399    (12,744)

Other nonoperating income                                 2,007         --         --
Loss on subsidiary held for sale                             --         --       (556)
Equity in net losses of unconsolidated subsidiaries          --         --        (26)
Interest income                                             110        120        243
Interest expense                                           (167)      (348)      (345)
Minority interest in consolidated subsidiary                 --       (165)        --
                                                       --------   --------   --------

              Income (loss) before income taxes and
                  extraordinary item                      3,691      9,006    (13,428)

Provision for income taxes                                   63        383         59
                                                       --------   --------   --------

              Income (loss) before extraordinary item     3,628      8,623    (13,487)

Extraordinary item                                          916      1,566         --
                                                       --------   --------   --------

               Net income (loss)                       $  4,544   $ 10,189   $(13,487)
                                                       ========    =======   ========





                                   (Continued)

(in thousands)


Primary and fully diluted income (loss)per share of Common Stock:

Income (loss) before extraordinary item                                        $       0.53     $       1.12     $      (1.85)
Extraordinary item                                                                     0.14             0.20               --
             Net income (loss)                                                 $       0.67     $       1.32     $      (1.85)

Weighted average common shares and common share
equivalents used in determining income (loss) per share                                6,820           7,724            7,309


The accompanying notes are an integral part of these consolidated financial statements.

EXHIBIT 13.1.6    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

(in thousands)


                                                                                                                          TOTAL
                                                                       ADDITIONAL        CUMULATIVE                    STOCKHOLDERS'
                                                         COMMON         PAID-IN         TRANSLATION     ACCUMULATED       EQUITY
                                                         STOCK          CAPITAL          ADJUSTMENT        DEFICIT     (DEFICIENCY)
                                                         ------        ----------       -----------     -----------    ------------
BALANCE AT DECEMBER 31, 1993                           $      59       $ 191,866        $      --        $(211,712)       $ (19,787)

Reclassification of deferred gain                             --           7,500               --               --            7,500
    on foreclosure
Foreign currency gains                                        --              --              201               --              201
Net income                                                    --              --               --            4,544            4,544
                                                       ---------       ---------        ---------        ---------        ---------

BALANCE AT DECEMBER 31, 1994                                  59         199,366              201         (207,168)          (7,542)
Capitalization in connection with
    stock split                                               15              (2)              --              (15)              (2)
Foreign currency translation
    losses                                                    --              --             (173)              --             (173)
Net income                                                    --              --               --           10,189           10,189
                                                       ---------       ---------        ---------        ---------        ---------

BALANCE AT DECEMBER 31, 1995                                  74         199,364               28         (196,994)           2,472
Issuance of common stock for
    acquisition of HIS, net                                   12          10,638               --               --           10,650
Issuance of common stock for
    acquisition of GSI minority
    interest                                                   1             959               --               --              960
Issuance of common stock for
    repayment of debt                                          1           1,136               --               --            1,137
Exercise of stock options and
    warrants                                                  --              77               --               --               77
Stock option compensation                                     --             177               --               --              177
Foreign currency translation losses                           --              --               72               --               72
Net loss                                                      --              --               --          (13,487)         (13,487)
                                                       ---------       ---------        ---------        ---------        ---------
BALANCE AT DECEMBER 31, 1996                           $      88       $ 212,351        $     100        $(210,481)       $   2,058
                                                       =========       =========        =========        =========        =========







The accompanying notes are an integral part of these consolidated financial statements.

EXHIBIT 13.1.7 CONSOLIDATED STATEMENTS OF CASH FLOWS
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)


                                                                         YEAR ENDED DECEMBER 31,
                                                                       --------------------------
                                                                       1994      1995        1996
                                                                       ----      ----        ----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                 $  4,544   $ 10,189   $(13,487)
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
      Acquired in-process technology                                      --         --      2,534
      Amortization and impairment of intangibles                          --         --     14,776
      Loss on subsidiary held for sale                                    --         --        556
      Depreciation and amortization                                    1,839      1,175      1,296
      Stock option compensation expense                                   --         --        177
      Write-off of furniture, fixtures and equipment                     506         --
      Write-off of software development costs                             --         --        736
      Equity in net losses of unconsolidated subsidiaries                 --         --         26
      Provision for doubtful accounts receivable                         137        613        603
      Provision for inventory obsolescence                             1,400        734        490
      Net loss (gain) from foreign currency                              354       (258)       125
      Extraordinary gain                                                (916)    (1,566)
      Minority interest in consolidated subsidiary                        --        165
      Gain on sale of assets                                              --       (346)
      Other nonoperating income                                       (2,007)        --
      Changes in assets and liabilities:
        (Increase) decrease in receivables                             1,301     (1,750)    (2,123)
        (Increase) decrease in inventories                               107     (2,092)      (621)
        Decrease in prepaids and other assets                            297         30        319
        Decrease in other assets                                         375         --        187
        (Decrease) increase in accounts payable
          and customer deposits                                        1,364       (110)     2,213
        Decrease in accrued liabilities                               (4,959)    (1,848)    (3,477)
        (Decrease) increase in income taxes payable                     (492)       225         56
        (Decrease) increase in unearned revenue                          160        585       (613)
        Increase (decrease) in deferred income taxes                    (202)        72       (132)
        Decrease in other liabilities                                 (1,507)    (1,290)       (33)
                                                                    --------   --------   --------
        Net cash provided by operating activities
           before reorganization items                                 2,301      4,528      3,608
      Payments for reorganization items                               (1,517)      (153)        --
                                                                    --------   --------   --------
        Net cash provided by operating activities                        784      4,375      3,608
                                                                    --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                                (1,104)    (2,029)    (1,105)
  Proceeds from sale of furniture, fixtures and equipment                 --        515         --
  Payments for business assets                                          (300)        --         --
  Net cash acquired from the purchase of HIS                              --         --        219
  Software development costs                                              --         --       (736)
                                                                    --------   --------   --------
        Net cash used in investing activities                         (1,404)    (1,514)    (1,622)
                                                                    --------   --------   --------



                                   (Continued)

(in thousands)

                                                                 Year Ended December 31,
                                                                 -----------------------

                                                                1994       1995     1996
                                                                ----       ----     ----
Cash flows from financing activities:
     Payments received on notes receivable                         --        --       174
     Repayments of long-term debt                                (352)   (1,077)   (1,913)
     Receipt of notes receivable                                   --      (805)     (500)
     Net decrease in short-term borrowings                        (85)       --        --
     Issuance of stock under stock option plans                    --        --        77
                                                              -------   -------   -------

              Net cash used in financing activities              (437)   (1,882)   (2,162)
                                                              -------   -------   -------
Effect of exchange rate changes on cash and cash equivalents      (66)      (44       (53)
                                                              -------   -------   -------
              Net increase (decrease) in cash and cash
                equivalents                                    (1,123)      935      (229)

Cash and cash equivalents at beginning of year                  4,274     3,151     4,086
                                                              -------   -------   -------
Cash and cash equivalents at end of year                      $ 3,151   $ 4,086   $ 3,857
                                                              =======   =======   =======
Cash paid during the period for:
     Interest                                                 $    99   $   171   $   350
                                                              =======   =======   =======
     Income taxes                                             $   142   $    25   $     5
                                                              =======   =======   =======




Supplemental disclosure of noncash investing and financing activities (see Note
6).









          The accompanying notes are an integral part of these consolidated financial statements.

EXHIBIT 13.1.8 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    DESCRIPTION OF THE BUSINESS

    MAI Systems Corporation (the "Company" or "MAI") designs, sells, installs and supports total information system solutions featuring complex wide and local area networks primarily in the hospitality and gaming industries, for mid-size manufacturers and distributors. The Company provides a wide array of products and services to its customers who continue to use its proprietary host-based computer systems, including field engineering services, new and replacement equipment, operating systems and software application products. These products and services upgrade, enhance and integrate these legacy systems with currently available computer technologies. Directly and through its arrangement with a third party service provider, the Company provides on-site warranty service, remanufacturing and depot service to third-party computer distributors and manufacturers.

    The Company was incorporated under the laws of the State of Delaware on September 6, 1984. The Company's name was changed from MAI Basic Four, Inc. to MAI Systems Corporation on November 6, 1990.

    PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements of the Company include the accounts of its domestic operations and its majority and wholly owned subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation. The minority interest relates to Gaming Systems International ("GSI"), the Company's gaming solutions subsidiary. The Company acquired the remaining 30% minority interest in GSI during 1996 (see Note 6).

    USE OF ESTIMATES

    The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the balance sheets and revenues and expenses for the periods. Actual results could differ from those estimates.

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

    CASH EQUIVALENTS

    Cash equivalents consist of highly liquid investments which are readily convertible into known amounts of cash and have original maturities of three months or less. For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

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

    GOODWILL

    Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, generally five to seven years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

    INCOME TAXES

    Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    STOCK OPTION PLANS

    Prior to January 1, 1996, the Company accounted for its stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income (loss) and pro forma net income (loss) per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF


    The Company adopted the provisions of SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of," on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During the fourth quarter of 1996, the Company recorded impairment charges of $14,279,000 uner SFAS No. 121 (see Notes 6 and 7).

EARNINGS PER SHARE

    In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share". SFAS No. 128 specifies new standards designed to improve the earnings per share ("EPS") information provided in financial statements by simplifying the existing computational guidelines, revising the disclosure requirements and increasing the comparability of EPS data on an international basis. Some of the changes made to simplify the EPS computations include: (a) eliminating the presentation of primary EPS and replacing it with basic EPS, with the principal difference being that the common stock equivalents are not considered in computing basic EPS, (b) eliminating the modified treasury stock method and the three percent materiality provision and (c) revising the contingent share provisions and the supplemental EPS data requirements. SFAS No. 128 also makes a number of changes to existing disclosure requirements. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. The Company has not yet determined the impact of the implementation of SFAS No. 128.

    FOREIGN CURRENCY TRANSLATION

    Since January 1, 1994, as a result of the reorganization of the Company's operations, the functional currency for all foreign subsidiaries is the applicable local currency except for MAI de Venezuela, S.A. ("Venezuela"), which operated in a highly inflationary economy during 1994 and 1995 used the U.S. dollar as its functional currency in accordance with SFAS No. 52, "Foreign Currency Translation." Accordingly, in 1995 and 1996, all translation gains and losses for foreign subsidiaries, except Venezuela in 1995, and gains and losses on intercompany foreign currency transactions that are of a long-term nature, are included in the cumulative translation adjustment as a separate component of stockholders' equity.

    Assets and liabilities outside the United States are translated into dollars at the rate of exchange in effect at the balance sheet date except for inventories and noncurrent assets which are translated at historical rates. Income and expense items are translated at the weighted average exchange rates prevailing during the period.

    Net foreign exchange losses for 1994, 1995 and 1996 were $354,000, $155,000 and $107,000, respectively, and are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

    SOFTWARE DEVELOPMENT COSTS

    The Company capitalizes costs related to the development of certain software products. In accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" capitalization of costs when technological feasibility is established and end when the product is available for general release to customers.

    Amortization is computed on an individual product basis and is recognized over the greater of the remaining economic lives of each product or the ratio that current gross revenues for a product bear to the total of current and anticipated revenues for that product, commencing when the products become available for general release to customers. Software development costs are generally being amortized over a three-year period. The Company continually assesses the recoverability of software development costs by comparing the carrying value of individual products to their net realizable value.

    During the second and third quarters of 1996, the Company capitalized approximately $736,000 of software development costs in accordance with SFAS No.
86. In connection with the Company's decision to discontinue certain product lines (see Notes 6 and 7), the Company wrote-off the $736,000 of capitalized software costs during the fourth quarter of 1996 based upon management's assessment of the recoverability of such costs, which are included in research and development costs in the accompanying consolidated statement of operations in 1996.

    In 1994 and 1995, all software development costs (consisting of the cost to purchase software and to develop software internally) were expensed when incurred, as part of research and development costs, as any amounts capitalizable in accordance with SFAS No. 86 were immaterial.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    SFAS No. 107, "Disclosure about Fair Value of Financial Instruments" requires all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. SFAS No. 107 defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. As of December 31, 1995 and 1996, carrying value of all financial instruments approximates fair value.

    As of December 31, 1995 and 1996, the carrying value of cash and a cash equivalents, receivables, accounts payable, accrued liabilities, income taxes payable and other liabilities approximate fair value due to the short term nature of such instruments. The carrying value of long-term debt approximates fair value as the related interest rates approximate rates currently available to the Company.

    INCOME (LOSS) PER SHARE OF COMMON STOCK

    Income (loss) per share is computed using 6,820,338 shares of common stock (as adjusted for the Company's 25% stock split in August 1995) expected to be issued in accordance with the Plan of Reorganization ("Common Stock") as discussed in Note 16, the weighted average shares of Common Stock issued outside the Plan of Reorganization, and the weighted average number of Common Stock equivalents outstanding during the period. The total shares of Common Stock expected to be issued in accordance with the Plan of Reorganization have been adjusted down to reflect the resolution of certain claims with creditors during the fourth quarter of 1996. Income (loss) per share has been restated for all periods to reflect the resolution of such claims. Common Stock equivalents consist of dilutive outstanding stock options and warrants and are calculated using the treasury stock method. Common Stock equivalents are not included in the 1996 calculation as they would be antidilutive. For all periods presented, fully diluted income
    (loss) per share approximates primary income (loss) per share. As of December 31, 1996, 6,728,256 shares had been issued pursuant to the Plan of Reorganization.

    RECLASSIFICATIONS

    Certain prior years' amounts have been reclassified to conform with the 1996 presentation.

NOTE 2  INVENTORIES

    Inventories are summarized as follows:

                                                               December 31,
                (in thousands)                           1995              1996
                ----------------------------------------------------------------
                Finished goods                          $2,649            $2,277
                Replacement parts                        1,120             1,044
                ----------------------------------------------------------------
                                                        $3,769            $3,321
                ----------------------------------------------------------------

        The Company has purchased many products and components from single sources of supply. Because the Company's current products are industry standard, the Company believes that alternative sources of supply of similar products would be available to the Company in the event of any interruption of delivery of a single source supplier.

NOTE 3  ASSETS HELD FOR SALE

        In October 1996, the Company entered into negotiations with a third party to sell 100% of the common stock of its Venezuelan subsidiary for approximately $300,000. At December 31, 1996, the net assets of the Venezuelan subsidiary have been written down to net realizable value resulting in charge of $556,000 in the fourth quarter of 1996. The net assets have been classified as current assets and are included in prepaids and other assets in the accompanying consolidated balance sheet at December 31, 1996 as the sale is expected to be completed during the second quarter of 1997.

NOTE 4 FURNITURE, FIXTURES AND EQUIPMENT

    The major classes of furniture, fixtures and equipment are as follows:

                                                              December 31,
        (in thousands)                                  1995              1996
        ------------------------------------------------------------------------
        Furniture, fixtures and
          equipment                                   $  2,006         $  2,006
        Equipment held for
          administrative purposes                       10,751           10,356
        Leasehold improvements                             432              497
                                                        ------         --------
                                                        13,189           12,859
        Less: accumulated depreciation
          and amortization                              (9,423)          (8,794)
        ------------------------------------------------------------------------
                                                      $  3,766         $  4,065
        ------------------------------------------------------------------------


NOTE 5 JOINT VENTURES

    In July 1996, the Company entered into a joint venture agreement with Novo-Invest Casino Development for the purpose of marketing and selling the Company's gaming software in Europe. In accordance with the joint venture agreement, the Company invested $40,000 cash. This joint venture is organized under the laws of Austria and is known as Gaming Systems International Gessellschaft m.b.H. ("GSI Europe"). The Company has a 40% interest in the joint venture and accounts for this investment using the equity method of accounting.

    The Company is a joint venture partner with Metro Systems Corporation Limited ("MSC") for the purpose of marketing and selling the Company's software in Thailand. The Company has a 49.9% interest in the joint venture and accounts for this investment using the equity method of accounting.


    The Company's investments in GSI Europe and MSC are included in other assets in the accompanying consolidated balance sheets.

NOTE 6 ACQUISITIONS AND AGREEMENTS

    Hotel Information Systems, Inc.

    Effective August 9, 1996, the Company acquired substantially all of the assets and assumed certain liabilities of Hotel Information Systems, Inc. ("HIS") pursuant to an asset purchase agreement dated June 30, 1996 (as amended July 10, 1996) for 1,179,000 shares of Common Stock valued at $10,900,000. The net assets acquired from HIS are used in the business of software design, engineering and service relating to hotel information systems. The net assets also include subsidiaries of HIS in Singapore, Hong Kong, Australia and Mexico. The acquisition of HIS has been accounted for by the purchase method of accounting.

    The total purchase price for HIS was $21,373,000, which included net liabilities assumed of HIS of $7,873,000 and acquisition costs of approximately $2,600,000. A preliminary allocation of the purchase price is as follows:


                                                        Allocation of   Amortization
                (dollars in thousands)                 Purchase Price  (Useful Life)
                --------------------------------------------------------------------

                Goodwill                                    $17,914      5 years
                Customer list                                   925      5 years
                In-process technology charged to
                  operations                                  2,534          N/A
                --------------------------------------------------------------------
                                                            $21,373
                --------------------------------------------------------------------

Included in the net liabilities assumed in connection with the acquisition of HIS was $2,185,000 of debt. Subsequent to such acquisition, the Company issued 122,919 shares of its Common Stock valued at $1,137,000 to repay certain of the outstanding debt assumed.

The Company is currently in arbitration proceedings regarding the purchase price of HIS. The Company has placed 681,082 shares of Common Stock issued in connection with the acquisition of HIS in an escrow account to be released in whole, or in part, upon final resolution of the purchase price by the arbitrator. Any reduction in the purchase price, as determined by the arbitrator, will reduce recorded goodwill.

In connection with the acquisition of HIS, a restructuring plan was implemented comprising an employee severance program, an employee relocation program and excess facilities. An amount of $1,360,000 relating to this restructuring plan was included in the cost of acquiring HIS. During the five-month period ended December 31, 1996, approximately $274,000 of costs were paid. The remaining balance of $1,086,000 is included in accrued liabilities in the accompanying consolidated balance sheet at December 31, 1996. Any changes in the estimated amounts will adjust recorded goodwill.

    Gaming Systems International

In May 1996, the Company acquired the remaining 30% minority interest shares of GSI for 98,462 shares of Common Stock, which were valued at $960,000, and issued $1,175,000 of notes payable. The acquisition was accounted for as a "step acquisition" using the purchase method of accounting. In connection with the acquisition of GSI, the Company recorded goodwill of $1,970,000.

In March 1997, the Company acquired options to purchase 3.5% of GSI common stock from two individuals in exchange for 14,930 shares of the Company's Common Stock valued at $104,500 and notes payable of $104,500. The transaction will result in an increase in goodwill of $209,000 in 1997.

The Company will, as needed, pursuant to the agreements to acquire the 30% minority interest shares and options, issue additional shares in order that the recipients ultimately receive shares worth a fair market value of $960,000 and $104,500, respectively. It is currently estimated that up to 44,334 additional shares will be issued in connection with the agreements.

    MANBASE

In May 1996, the Company reacquired the distribution rights to MANBASE 8.0, a manufacturing software application, from Sextant Corporation for approximately $30,000 cash and the forgiveness of $500,000 accounts and notes receivable due from Sextant. The acquisition was accounted for using the purchase method of accounting. In connection with the acquisition, the Company recorded goodwill of $530,000.

The Company expects a significant decrease in the future cash flows from sales of MANBASE 8.0 due, in part, to the acquisition of CIMPRO in March 1997 (see Note 18). Accordingly, the Company recorded an impairment charge of $492,000 to goodwill in the fourth quarter of 1996. The impairment of goodwill was determined based upon projected discounted future cash flows.

The following unaudited summary presents pro forma consolidated results of operations of the Company as if the above mentioned acquisitions had occurred at the beginning of each respective period presented, exclusive of the write-off of $2,534,000 of in-process technology related to the HIS acquisition. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition been made as of the first day of the fiscal years presented or the results which may occur in the future.


                                                                              Year ended December 31,
             Pro Forma (unaudited) (in thousands, except per share data)       1995             1996
             ------------------------------------------------------------------------------------------
             Revenues                                                        $ 89,311         $ 73,572
             Net income (loss)                                               $ 10,705         $(13,186)
             Net income (loss) per share                                     $   1.17         $  (1.59)


    Enterprise Hospitality Solutions

    Effective October 1, 1996, the Company entered into an exclusive and indefinite license agreement with Enterprise Hospitality Solutions ("Licensor") for substantially all current and future versions of software, derivative works, enhancements, modifications and improvements relating to the hotel, resort, hospitality, or gaming industry products of Licensor.

    In consideration for the rights and licenses granted to the Company by Licensor, the Company shall pay a $1,000,000 license acquisition fee. As of December 31, 1996, the Company had paid $125,000 of the license acquisition fee. Of the remaining $875,000 due, $465,000 was classified as accrued liabilities and $400,000 was included in other long-term liabilities in the accompanying consolidated balance sheet at December 31, 1996 (see Note 10). The $1,000,000 license acquisition fee is included in other assets in the accompanying consolidated balance sheet at December 31, 1996 and will be amortized over a three-year period commencing in 1997.

    Additionally, under the license agreement, the Company shall pay Licensor royalties of 20% of net revenues subject to certain minimum royalties commencing April 1997. Minimum annual royalties payable to Licensor for the three successive twelve-month periods subsequent to April 1997 are $1,000,000, $1,500,000 and $2,500,000, respectively.


NOTE 7 INTANGIBLE ASSETS

    Intangible assets consist of the following

                                                               December 31,
                (in thousands)                             1995           1996
                ----------------------------------------------------------------
                Goodwill                                 $   300        $ 6,397
                Customer list                                 --            925
                                                         -------        -------
                                                             300          7,322
                Less:  accumulated amortization               --           (518)
                ----------------------------------------------------------------
                                                         $   300        $ 6,804
                ----------------------------------------------------------------

    In October 1996, the Company recorded an impairment charge of $13,787,000 to goodwill relating to the discontinuance of product lines acquired from HIS (see Note 6). The impairment of goodwill was determined based upon projected discounted future cash flows.

    NOTE 8  LINE OF CREDIT

    In 1995, the Company negotiated a $4,000,000 secured revolving credit facility. The availability of this line of credit is based on a calculation reflecting the age and nature of certain accounts receivable. The facility is secured by domestic and Canadian accounts receivable and inventory and bears interest at prime plus 2%. The facility expires in May 1997. At December 31, 1996, the available balance was approximately $2,200,000. As of December 31, 1995 and 1996, no balances were outstanding under the facility.

    The facility contains various restrictions and covenants, including maintaining minimum tangible net worth and working capital. The Company was in compliance with or received waivers for all restrictions and covenants at December 31, 1996.

    Loan origination fees of approximately $121,000 were incurred in connection with this line of credit and are being amortized to interest expense over the term of the facility.

    NOTE 9  LONG-TERM DEBT

    Long-term debt outstanding is as follows:

                                                               December 31,
        (in thousands)                                   1995             1996
        ------------------------------------------------------------------------
        Notes payable                                  $ 1,167          $ 1,240
        Tax claims                                         261              266
        Other                                              213              373
        ------------------------------------------------------------------------

                                                         1,641            1,879

        Less: current installments                        (620)          (1,394)
        ------------------------------------------------------------------------

        Noncurrent portion                             $ 1,021          $   485
        ------------------------------------------------------------------------

    Aggregate maturities of long-term debt are as follows:

                   (dollars in thousands)
                   --------------------------------------
                   Year ending December 31:
                   1997                            $1,394
                   1998                               401
                   1999                                41
                   2000                                43
                   --------------------------------------
                                                   $1,879
                   --------------------------------------

    NOTES PAYABLE

    Two notes payable were issued in connection with the Company's May 1996 acquisition of the remaining 30% minority interest shares of GSI (the "GSI Notes") (see Note 6). The GSI notes are unsecured and bear an imputed interest rate of 10% per annum. The GSI notes require monthly payments of $51,500 and $40,000 (commencing April 1, 1997) and mature on February 28, 1997 and May 31, 1998, respectively, at which times all remaining principal and accrued interest are due.

    A note payable arose in connection with the acquisition of a business in April 1990 (the "CLS Note"). In November 1994, an agreement was reached whereby the purchase price of the business acquired was reduced by $1,614,000 and a new CLS Note was issued in the amount of $1,700,000. The CLS Note is payable over three years on a quarterly basis. Interest is compounded monthly at prime plus 1%. The CLS Note is guaranteed by BGLS (the Company's former parent).

    The reduction in the purchase price of the business acquired of $1,614,000 together with the interest accrued on the original CLS Note for 1993 of $393,000 are included in other nonoperating income in the consolidated statement of operations for 1994. Interest expense for 1994 is net of the interest accrued throughout the year on the original CLS note. The underlying assets (mainly goodwill and capitalized software) acquired in April 1990 were written off in the year ended December 31, 1993 and prior periods.

    TAX CLAIMS

    Tax claims include pre-petition unsecured tax claims for income and property taxes from various taxing authorities. Under the terms of the Plan of Reorganization (see Note 16), such amounts are to be paid in full in cash in annual installments over six years with interest at 6%. Upon agreement with the respective taxing authority, tax claims are classified as debt, otherwise such claims are classified as accrued liabilities and other long-term liabilities in the accompanying consolidated balance sheets at December 31, 1995 and 1996. Currently, the Company is disputing tax claims of $758,000 of the remaining tax claims of approximately $1,010,000.

    During 1994 and 1995, certain of these claims were settled and paid and others were expunged by the Bankruptcy Court. The favorable settlement of these claims of $916,000 and $1,566,000 are classified as extraordinary gains in the accompanying consolidated statements of operations for 1994 and 1995, respectively.

    OTHER

    Other long-term debt at December 31, 1995 and 1996 include capital lease obligations and other third-party notes payable.

NOTE 10  ACCRUED LIABILITIES AND OTHER LONG-TERM LIABILITIES

    Accrued liabilities consist of the following:

                                                            December 31,
      (in thousands)                                         1995   1996
     --------------------------------------------------------------------
      Salaries, wages and commissions                      $1,361  $1,767
      Accrued bonus (including related party bonus of
        $1,188)                                             2,280   1,188
      Accrued vacation                                        992   1,190
      Restructuring and field service outsourcing accrual     448   1,818
      Other                                                 1,351   1,349
     --------------------------------------------------------------------
                                                           $6,432  $7,312
     --------------------------------------------------------------------

    In December 1996, the Company decided to outsource its field service operations to a third party. Pursuant to the decision to outsource its field service operations, the Company charged approximately $940,000 to selling, general and administrative expenses in the accompanying consolidated statement of operations in 1996 comprising of $434,000 of termination benefits to involuntarily terminated employees and $506,000 associated with vacating certain business premises relating to its Canadian operations.

    As of December 31, 1995 and 1996, $448,000 and $658,000 was classified as accrued liabilities and $430,000 and $445,000 was classified as long-term liabilities, respectively, in the accompanying consolidated balance sheets relating to the outsourcing of the Company's field service operations in 1996 and its restructuring plan (see Note 15). Also included in accrued liabilities as of December 31, 1996 is $1,086,000 of restructuring costs associated with the acquisition of HIS (see Note 6).

    Other long-term liabilities also include disputed tax claims which would be payable in 1997 and beyond and $400,000 due under a license agreement (see
    Note 6).

    NOTE 11  INCOME TAXES

    The components of income (loss) before income taxes and extraordinary items are as follows:

                                             Year Ended December 31,
                                          ----------------------------
                   (in thousands)         1994        1995      1996
                   ---------------------------------------------------
                   U.S.                   $  1,874  $  7,952  $(12,452)
                   Foreign                   1,817     1,054      (976)
                   ---------------------------------------------------
                              Total       $  3,691  $  9,006  $(13,428)
                   ---------------------------------------------------

    The income tax provision (benefit) is comprised of the following:

                                              Year Ended December 31,
                                              ------------------------
                   (in thousands)             1994     1995       1996
                   ---------------------------------------------------
                   Current:
                       U.S. Federal          $  --     $ 331     $ 129
                       State                    --        27        39
                       Foreign                 265       (47)       23
                   ---------------------------------------------------
                              Total            265       311       191

                   Deferred:
                       U.S. Federal             --        --        --
                       Foreign                (202)       72      (132)
                   -------------------------------------------------
                              Total           (202)       72      (132)
                   ---------------------------------------------------
                                             $  63     $ 383     $  59
                   ---------------------------------------------------


    Deferred tax assets and liabilities result from differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The significant components of the deferred income tax assets and deferred income tax liabilities are as follows:

                                                         December 31,
                                                       ---------------
      (in thousands)                                   1995       1996
      ------------------------------------------------------------------
      Deferred tax assets:
          Net operating loss carryforwards           $  9,869   $ 10,064
          Property, plant and equipment                 1,614      1,200
          Restructuring and other reserves                799        667
          Inventory reserves                              540        714
          Allowance for doubtful accounts                 296        992
          Capitalized software and intangibles          6,178      5,473
          Accrued expenses                                 --      1,486
          Other                                           748      1,001
      ------------------------------------------------------------------
                                                       20,044     21,597

      Less valuation allowance                        (20,044)   (21,597)
      ------------------------------------------------------------------
      Net deferred tax assets                              --         --
      ------------------------------------------------------------------
      Deferred tax liabilities:
          Foreign earnings                               (132)        --
      ------------------------------------------------------------------
      Total deferred tax liabilities                     (132)        --
      ------------------------------------------------------------------
      Net deferred tax liabilities                   $   (132)  $     --
      ------------------------------------------------------------------

    The Company recorded certain deferred tax assets as of December 31, 1995 and 1996 that were previously omitted due to contingencies that were resolved during such years. However, the Company has recorded a valuation allowance in the amount set forth above for certain deductible temporary differences where it is not certain whether the Company will receive future tax benefits. The net change in the valuation allowance for the year ended 1996 was $1,553,000.

    The deferred tax assets at December 31, 1996 have been stated on the assumption that Federal net operating loss benefits derived from the BGLS group and HIS of approximately $24,000,000, which expire in the years 2005 through 2011, will be available for use in future periods. The utilization of these net operating losses is limited to approximately $2,500,000 on an annual basis. Net operating losses attributable to foreign operations total approximately $1,300,000 and will expire in the years 1997 through 2002.

    The provision (benefit) for income taxes differs from the amount computed by applying the Federal corporate income tax rate of 34% to income (loss) before income taxes and extraordinary items as follows:

                                                      Year Ended December 31,
                                                    ----------------------------
                                                    1994        1995        1996
        ------------------------------------------------------------------------
        Statutory tax rate                          34.0%       34.0%      (34.0%)
        Change in valuation allowance due to
          net operating loss and credit
          carryforwards                            (15.0)       --          --
        Write-off of intangibles                    --          --          44.4
        Deferred tax assets realized but
          previously reserved including
          utilization of net operating losses       --         (29.4)      (12.7)
        Effect of foreign operations               (17.0)       (4.0)        1.5
        Other                                       (0.3)        3.7         1.2
        ------------------------------------------------------------------------
        Effective tax rate                           1.7%        4.3%        0.4%
        ------------------------------------------------------------------------

    NOTE 12  GEOGRAPHIC AREA INFORMATION

    The Company operates in one industry segment, the design, sale, installation and support of total information system solutions. Information with respect to the Company's operations by significant geographic area is set forth below. "United States" includes operations in Puerto Rico. "Other foreign" includes operations in Mexico, Costa Rica, Venezuela, Singapore, Malaysia, Hong Kong, the Netherlands and Australia. During 1994, the Company closed its operations in Mexico and a decision was taken to discontinue certain of its operations in Costa Rica, Singapore, Malaysia and Hong Kong. In connection with the acquisition of HIS (see Note 6), the Company acquired operations in Singapore, Hong Kong and Australia.

                                                         Year Ended December 31,
                                                   -----------------------------------
       (in thousands)                              1994           1995          1996
       -------------------------------------------------------------------------------
       Revenue from unaffiliated customers:
          United States                           $ 53,792      $ 56,410      $ 54,898
          Canada                                     8,544         7,482         5,931
          Other foreign                              3,759         2,402         3,335
       -------------------------------------------------------------------------------
                                                  $ 66,095      $ 66,294      $ 64,164
       -------------------------------------------------------------------------------
       United States revenue from
         foreign affiliates                       $    983      $    898      $    665
       United States export sales                 $     61      $    163      $     73
       -------------------------------------------------------------------------------
       Operating income (loss):
          United States (including export sales)  $    (38)     $  8,377      $(12,285)
          Canada                                     3,963         1,712           589
          Other foreign                             (2,184)         (690)       (1,048)
       -------------------------------------------------------------------------------
                                                  $  1,741      $  9,399      $(12,744)
       -------------------------------------------------------------------------------
       Identifiable assets:
          United States                           $ 12,629      $ 17,436      $ 26,308
          Canada                                     2,176         2,167         1,414
          Other foreign                              1,211         1,430         5,131
       -------------------------------------------------------------------------------
                                                  $ 16,016      $ 21,033      $ 32,853
       -------------------------------------------------------------------------------

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

    NOTE 13  STOCK OPTION AND COMPENSATION PLANS

    In connection with the Plan of Reorganization (see Note 16), the Company adopted the MAI Systems Corporation 1993 Stock Option Plan (the "1993 Plan") which became effective on January 27, 1994. Under the 1993 Plan, 10% of the authorized shares of Common Stock are reserved for issuance of options. Pursuant to the Plan of Reorganization, the number of shares subject to the 1993 Plan will be reduced to 10% of the total issued shares. Options under the 1993 Plan may be granted at exercise prices determined by the Compensation Committee of the Board of Directors, provided that the exercise prices shall not be less than the fair market value of the Common Stock on the date of grant. At December 31, 1996, 148,367 options under the 1993 Plan were exercisable and the weighted-average exercise price of these options was $2.14.

    In July 1995, the Board of Directors adopted the Non-Employee Director's Stock Option Plan (the "Director's Plan"). Under the Director's Plan, certain directors who are not employees of the Company or any affiliate of the Company are eligible to receive stock options. The Director's Plan provides each non-employee director who is elected or appointed and duly qualified, be granted automatically a one-time option to purchase 31,250 shares of Common Stock. The option vests in five equal installments, the first of which occurs on the six-month anniversary of the non-employee director's election or appointment to the Board, and thereafter on the date of each successive re-election to another annual term. The number of shares of Common Stock reserved for issuance pursuant to the Director's Plan is 125,000 shares. The exercise price shall not be lower than the fair market value of the Common Stock on the date of grant. As of December 31, 1996, 25,000 options under the Director's Plan were exercisable and the weighted-average exercise price of these options was $7.80.

    At December 31, 1996, there were 412,043 additional shares available for grant under the stock option plans. The per share weighted-average fair value of stock options granted during 1995 and 1996 was $2.56 and $4.90 on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: 1995 - risk-free interest rate of 6.20%, volatility of 65% and an expected life of 5 years; 1996 - risk-free interest rate of 6.20%, volatility of 65% and an expected life of 5 years.

    The Company applies APB Opinion No. 25 in accounting for its stock option plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income (loss) and net income
    (loss) per share would have been reduced (increased) to the pro forma amounts indicated below:


                                                                 Years ended December 31,
                                                                 -------------------------
            (in thousands except per share data)                     1995          1996
            ------------------------------------------------------------------------------
            Net income (loss)            As reported             $   10,189     $  (13,487)
                                         Pro forma               $    9,971     $  (14,210)
            ------------------------------------------------------------------------------
            Net income (loss) per share  As reported             $     1.32     $    (1.85)
                                         Pro forma               $     1.29     $    (1.94)
            ------------------------------------------------------------------------------



    Pro forma net income (loss) and pro forma net income (loss) per share reflects only options granted in 1995 and 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income (loss) amounts presented above because compensation cost is reflected over the options' vesting period of four years.


    The following is a summary of stock option activity under the Company's stock option plans:


                                                           Number of    Weighted-average
                                                             shares     exercise price
----------------------------------------------------------------------------------------
Options outstanding at December 31, 1994                          --       $  --
    Granted                                                  715,625           2.56
    Canceled                                                 (58,334)          1.65
----------------------------------------------------------------------------------------
Options outstanding at December 31, 1995                     657,291           2.56
    Granted                                                  393,500           9.16
    Exercised                                                (66,830)          1.87
    Canceled                                                 (21,004)          5.02
----------------------------------------------------------------------------------------
Options outstanding at December 31, 1996                     962,957       $   5.36
----------------------------------------------------------------------------------------

    At December 31, 1996, the range of exercise prices and weighted-average remaining contractual life of outstanding options under the Company's stock option plans were $1.65 - $10.13 and 9.5 years, respectively.

    During 1996, the Company accelerated the vesting period of certain stock options granted to certain employees of the Company resulting in a new measurement date of such options. The exercise prices of the options were below the fair market value on the date of acceleration. Accordingly, earned compensation of approximately $177,000 has been recorded for the difference between the option exercise price and fair market value on the date of acceleration.

NOTE 14 EMPLOYEE BENEFITS

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

    The Company's Canadian subsidiary offers to its employees a money purchase plan for benefits accruing in respect of service from August 1, 1985 for substantially all full-time employees (the "Canadian Plan"). Participating employees are allowed to contribute between 2% and 6% of their annual compensation. The Company contributes an amount equal to 50% of the employee contributions up to a maximum of 2% of annual compensation. Contributions to the Canadian Plan by the Company were approximately $39,000, $32,000 and $31,000 for 1994, 1995 and 1996, respectively.

    On September 30, 1994, the Company froze a defined contribution and savings plan existing at that date. This plan was merged into the Domestic Plan during 1996.

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

    The actuarially computed domestic pension costs included the following components:

                                                      Year Ended December 31,
                                                  ------------------------------
(in thousands)                                    1994        1995         1996
--------------------------------------------------------------------------------
Service cost - benefits
  earned during the year                          $  40       $  40       $  40
Interest cost on projected
  benefit                                            91          98         109
Actual loss (return) on assets
  for the period                                     28        (213)       (145)
Amortization and deferral, net                      (97)        132          64
                                                  -----       -----       -----
Net periodic pension expense                      $  62       $  57      $   68
--------------------------------------------------------------------------------

    The following table sets forth the domestic defined benefit plan's funded status and amounts recognized in the Company's consolidated balance sheets:

                                                                December 31,
                                                            -------------------
(dollars in thousands)                                       1995         1996
--------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
    Vested benefit obligation                               $ 1,506     $ 1,532
                                                            -------     -------
Accumulated benefit obligation                              $ 1,506     $ 1,532
                                                            -------     -------

Projected benefit obligation for service
  rendered to date                                          $ 1,506     $ 1,532
Plan assets at fair value                                     1,087       1,244
                                                            -------     -------

Projected benefit obligation in excess of
  plan assets                                                   419         288
Unrecognized net loss from past
  experience different from that assumed
  and effects of changes in assumptions                       (210)       (150)
--------------------------------------------------------------------------------
Accrued pension cost                                        $   209     $   138
--------------------------------------------------------------------------------


    The actuarial assumptions used are as follows:

                                                                 December 31,
                                                         -------------------------
                                                         1994       1995      1996
                                                         ----       ----      ----
Weighted-average discount rate                            9.0%      7.25%     7.75%
Expected long-term rate of return on assets               8.0%      8.0%      8.0%
                                                          ---      ----      ----



    The Company had various employee retirement plans which covered substantially all of the employees in the Company's foreign operations. Obligations related to the European Subsidiaries were extinguished in connection with the Foreclosure (see Note 16). The plans were funded in accordance with local statutory requirements. Plan assets for the funded plans were comprised principally of guaranteed investment contracts.

NOTE 15  RESTRUCTURING COSTS

    Prior to 1994, a restructuring plan was implemented comprising employee severance programs, excess facilities and lease termination costs. At December 31, 1994, the remaining balances relating to this restructuring program were approximately $1,342,000. During 1995 and 1996, approximately $464,000 and $397,000, respectively, of costs and payments have been charged against this balance. During 1996, $244,000 was reversed due to changes in the underlying estimates for excess space and credited to selling, general and administrative expenses in the accompanying consolidated statement of operations in 1996. The remaining balance at December 31, 1996 of $237,000 mainly comprised lease obligations for excess space which have been classified as accrued liabilities and other long-term liabilities in the accompanying consolidated balance sheet at December 31, 1996 (see Note 10).

    In 1994, to facilitate operating efficiencies, the Company restructured along functional lines of business and disposed or closed certain operations. An amount of $1,814,000 was charged to selling, general and administrative expenses in the accompanying consolidated statement of operations in 1994 comprising termination benefits to involuntarily terminated employees, costs associated with vacating certain business premises and severance obligations to past officers of the Company. At December 31, 1994, the remaining balance was approximately $2,044,000. During 1995, approximately $380,000 of costs were paid, a settlement was reached with a past officer of the Company, whereby severance benefits for $576,000 were offset against a note receivable from such officer and lease obligations for excess facilities no longer required of approximately $1,088,000 were reversed and credited to selling, general and administrative expenses in the accompanying consolidated statement of operations in 1995. There were no remaining balances relating to this restructuring program at December 31, 1995.

NOTE 16 PLAN OF REORGANIZATION AND FORECLOSURE

    In connection with the Company's Chapter 11 bankruptcy proceedings in 1993, shares of Common Stock are currently being distributed by the Company to its former creditors pursuant to the Plan of Reorganization (the "Plan") as approved by United States Bankruptcy Court. The Company anticipates that approximately 6,820,338 shares of Common Stock will be issued. As of December 31, 1996, 6,728,256 shares had been issued pursuant to the Plan of Reorganization.

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

NOTE 17 COMMITMENTS AND CONTINGENCIES

    LEASES

    The Company leases certain facilities and equipment, some of which are in excess of the Company's current and anticipated needs (and have been included in accrued liabilities and other long-term liabilities in the balance sheet at December 31, 1995 and 1996) (see Note 10), under both month-to-month and fixed-term agreements.

    The aggregate minimum rentals under operating leases with noncancelable terms of one year or more are as follows:

                      Year ending December 31:
                      (in thousands)
                      ----------------------------------
                      1997                        $2,058
                      1998                         1,172
                      1999                           725
                      2000                           618
                      2001                           566
                      Thereafter                     708
                      ----------------------------------

                                                  $5,847
                      ----------------------------------

    Rental expense was approximately:

                 (in thousands)
                 --------------------------------------------
                 Year ended December 31, 1994          $2,283
                 Year ended December 31, 1995           1,467
                 Year ended December 31, 1996           1,961
                 --------------------------------------------


    LEGAL PROCEEDINGS

    In June 1996, the Company received an $8,500,000 cash settlement relating to the proposed sale of certain of its subsidiaries in 1993. The settlement, net of $525,000 of legal fees, is included in other operating income in the 1996 consolidated statement of operations.

    The Company has filed and will continue to file objections to claims asserted in its Chapter 11 bankruptcy proceedings. The majority of these claims would, if upheld, give rise to allowed unsecured claims entitling the respective claimants to distributions of Common Stock. A number of filed objections in respect of secured claims, administrative claims, priority claims, tax claims, convenience claims and cure claims were still outstanding at December 31, 1996. To the extent the Company's objection to such claims are not sustained, the Company will be obligated to pay such claims in a lump sum in the case of convenience claims and administrative claims and in the case of secured claims, priority claims, tax claims and cure claims, on a deferred basis over six to seven years, depending on the type of claim, at an interest rate of 6% in accordance with the Plan of Reorganization. The Company does not believe the outcome of these objections to be material.

    During 1993, the Company commenced legal actions involving competitors offering maintenance services to the Company's end users. During 1994 and 1995, favorable legal settlements were received. The settlements and costs incurred have been included in other operating income in the consolidated statements of operations. In 1994 and 1995, the settlements (net of expenses) were approximately $582,000 and $3,000, respectively. The Company is recovering ongoing royalty income from defendants with whom settlements have been achieved. Similar actions are pending against other alleged copyright infringers.

    The Company is also involved in various other legal proceedings which are incident to its business. Management believes the ultimate outcome of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

    RELATED PARTY TRANSACTIONS

    Under the terms of a consulting agreement dated August 15, 1994, between Orchard Capital Corp. ("Orchard") and the Company, Orchard provides the services of Richard S. Ressler as the Company's. Orchard was paid a consulting fee of $20,000 per month through August 15, 1996 and $24,000 per month thereafter until August 15, 1997. In addition, Orchard earned a bonus of $1,188,000 payable in cash or freely transferable Common Stock (at the option of the Company) when the closing trading price of the shares of the Company's Common Stock for 20 consecutive trading days ending on or after January 1, 1996 exceeded $4.00 per share (adjusted for the 25% stock split - see Note 1). The $1,188,000 (of which $594,000 was accrued in both the third and the fourth quarters of 1995) is included in selling, general and administrative expenses in the accompanying consolidated statements of operations and as part of accrued liabilities in the accompanying balance sheet at December 31, 1995 and 1996 (see Note 10). In addition to such compensation, Orchard was granted warrants (adjusted for the August 1995 25% stock split) to purchase up to 625,000 shares of Common Stock at a price of $1.90 per share, the fair market value of Common Stock on the date of grant. The warrants were fully exercisable on the date of grant. The consulting agreement expires August 15, 1997. Mr. Ressler is the principal stockholder of Orchard.

    On February 13, 1995, BGLS distributed, by way of a special dividend, its approximate 3,200,000 shares of the Company's Common Stock to holders of Brooke Group, Ltd. common stock. Accordingly, the Company is no longer a subsidiary of BGLS. As a result of the distribution, a former Chairman of the Company held approximately 1,652,433 shares of Common Stock. During 1996, the Company recognized $390,000 of revenues relating to the sale of network and computer equipment and services in the normal course of business to an affiliated Company. In November 1996, the Company also entered into a maintenance and service contract with this related company for $350,000 which will be recognized ratably over the succeeding 12-month period. In January 1997, former Chairman of the Company divested all of his shares of the Company's Common Stock.

    During 1994, the Company loaned $550,000 to a former officer of the Company. The loan was originally repayable by December 30, 1994. In 1995, the loan was offset against remaining severance reserves of approximately $576,000 subsequently established for this officer (See Note 15).

NOTE 18 SUBSEQUENT EVENT

    On March 6, 1997, the Company acquired substantially all the assets and assumed certain liabilities of CIMPRO, which develops and markets process manufacturing software, for $5,900,000 in cash. To finance the acquisition of CIMPRO, the Company sold 400,000 shares of its Common Stock in a private placement for $6.50 per share and issued $6,000,000 of 11% subordinated notes payable due in 2004 to an investment fund managed by Canyon Capital Management LP ("Canyon"). Additionally, warrants to purchase 750,000 shares of the Company's Common Stock at $8 per share were issued in connection with the 11% subordinated debt. The warrants are exercisable and callable (by the Company) under certain circumstances at any time within seven years and the 11% subordinated notes may be used to exercise the warrants. The acquisition of CIMPRO will be accounted for using the purchase method of accounting.








                                       58