Form 10-K405/A, Exhibit 13
period 1997-03-31
MAI SYSTEMS CORP
filed 1997-04-18
CIK 760436

EXHIBIT 13.1.1


SELECTED FINANCIAL INFORMATION



                                                      Three-Month
                                                      Transitional
                                        Year Ended    Period Ended           Year Ended December 31,
(in thousands except                   September 30,  December 31,   ----------------------------------------
 per share data)                           1992       1992(1)          1993       1994       1995      1996
-------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA (2)

Revenue                                 $ 279,370     $  63,821      $115,291   $66,095    $66,294   $ 64,164
Operating income (loss)                  (159,608)      (83,992)       34,993     1,741      9,399    (12,744)
Income (loss) before extraordinary       (181,962)      (92,755)       28,177     3,628      8,623    (13,487)
  item
Net income (loss)                        (181,962)      (92,755)      145,489     4,544     10,189    (13,487)
Primary and fully diluted income
  (loss) per share of Common Stock (3):
    Income (loss) before extraordinary
      item                                                           $   4.13   $  0.53    $  1.12   $  (1.85)
    Net income (loss)                                                $  21.33   $  0.67    $  1.32   $  (1.85)

BALANCE SHEET DATA
Working capital (deficiency)             (217,700)     (251,232)       (5,744)   (4,974)       337     (8,270)
Total assets                              136,937       121,071        21,784    16,016     21,033     32,853
Long-term debt                              3,857         3,909         3,853     1,742      1,021        485
Stockholders' equity (deficiency)        (191,709)     (222,557)      (19,787)   (7,542)     2,472      2,058



(1) Effective October 1, 1992, the Company changed its fiscal year from September 30 to December 31.

(2)  No cash dividends have been declared by the Company.


(3) Income (loss) per share is computed using 6,820,338 shares of Common Stock (as adjusted for the Company's 25% stock split in August 1995) expected to be issued in accordance with the Plan of Reorganization as discussed in
     Note 16 to the consolidated financial statements, the weighted average shares of Common Stock issued outside the Plan of Reorganization, and the weighted average number of Common Stock equivalents outstanding during the period. The total shares of Common Stock expected to be issued in accordance with the Plan of Reorganization have been adjusted down to reflect the resolution of certain claims with creditors during the fourth quarter of 1996. Income (loss) per share has been restated for all periods presented to reflect the resolution of such claims. Common Stock equivalents consist of dilutive outstanding stock options and warrants and are calculated using the treasury stock method. Common Stock equivalents are not included in the 1996 calculation as they would be antidilutive. For all periods presented, fully diluted income (loss) per share approximates primary income (loss) per share. Per share data for periods prior to January 1, 1993, have been omitted since these amounts do not reflect the current capital structure.





QUARTERLY DATA (Unaudited)
----------------------------------------------------------------------------------------------------------------
(in millions                   YEAR ENDED DECEMBER 31, 1995                  Year Ended December 31, 1996
except per share data)    -----------------------------------------  -------------------------------------------
                          4th Qtr.   3rd Qtr.   2nd Qtr.   1st Qtr.  4th Qtr.(2)  3rd Qtr.   2nd Qtr.   1st Qtr.
Revenue                    $17.0     $16.5      $15.6       $17.2      $ 16.6     $17.8       $15.0      $14.7
Gross profit                 6.2       6.3        5.6         6.9         3.7       6.2         6.3        5.1
Operating income (loss)      2.2       1.4        2.5         3.3       (24.2)       .2         9.6        1.6
Income (loss) before
  extraordinary item         2.2       0.8        2.7         2.9       (25.2)       .4         9.5        1.8
Net income (loss)          $ 2.2     $ 2.4      $ 2.7       $ 2.9      $(25.2)    $  .4       $ 9.5      $ 1.8
Primary and fully diluted
   income (loss) per share
   of Common Stock
Income (loss) before
   extraordinary item      $ 0.29    $ 0.10     $ 0.45      $ 0.54     $ (3.06)   $ 0.05      $ 1.39     $ 0.26
Net income (loss)          $ 0.29    $ 0.31     $ 0.45      $ 0.54     $ (3.06)   $ 0.05      $ 1.39     $ 0.26
---------------------------------------------------------------------------------------------------------------
Share Prices (1)
   High                    $ 9.38    $10.76     $ 5.80      $ 3.20     $  8.81    $ 9.50      $10.63     $ 7.88
   Low                     $ 6.00    $ 5.60     $ 2.60      $ 0.80     $  5.50    $ 6.75      $ 5.63     $ 6.13
---------------------------------------------------------------------------------------------------------------



(1) Prior to August 23, 1995, prices reflect interdealers' prices in the over the counter market.


(2) The fourth quarter of 1996 includes charges of $556,000 relating to the write-down of the net assets of a subsidiary held for sale, $14,279,000 relating to the impairment of goodwill, $2,534,000 relating to acquired in-process technology and $940,000 relating to severance costs and excess facilities.

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

LIQUIDITY AND CAPITAL RESOURCES


         At December 31, 1996, working capital decreased from a working capital of $337,000 at December 31, 1995 to a negative working capital of $8,270,000. Excluding unearned revenue (which will not give rise to cash disbursements) of $11,010,000 the Company's working capital is $2,740,000 or a ratio of current assets to current liabilities of 1.15 to 1.0 compared to 1995 unearned revenue of $3,181,000, working capital excluding unearned revenue is $3,518,000 resulting in a current ratio of 1.27 to 1.0. The decline in the Company's working capital is attributable to the increase of unearned revenue arising primarily from the HIS acquisition ($7,829,000). Excluding unearned revenue, the decrease of $778,000 is due primarily to the increase in the current portion of long term debt associated with the Company's acquisition of the minority shares of GSI. The changes in other components of working capital during 1996 reflect a decrease in (net) inventory of approximately $448,000, an increase in accounts receivable of $3,745,000, an increase in customer deposits of $1,018,000 and an increase in accounts payable and accrued liabilities of $2,954,000.


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


         Stockholders' equity decreased from $2,472,000 at December 31, 1995, to $2,058,000 at December 31, 1996, primarily reflecting a net loss of $13,487,000 for the year and the issuance of shares relating primarily to the Company's acquisition of HIS in August 1996 and the 30% minority shareholding of GSI in May 1996 ($12,824,000).



         The Company believes it will continue to generate sufficient cash flows from operations to fund its operating and capital requirements through 1997.


         As of March 25, 1997, the Company had issued and outstanding 8,643,776 shares of Common Stock.

RESULTS OF OPERATIONS

Year Ended December 31, 1995 Compared to Year Ended December 31, 1996.



                                                                     Percentage of                           Percentage of
                                                December 31, 1995       Revenue     December 31, 1996           Revenue
                                                 -----------------   -------------  -----------------         -------------
                                                  (in thousands)                     (in thousands)
Revenue                                              $66,294             100.0%            64,164               100.0%
Gross profit                                          25,045              37.8%            21,234                33.1%
Selling, general and administrative expenses          12,982              19.6%            21,378                33.3%
Research and development costs                         2,667               4.0%             3,117                 4.9%
Amortization and impairment of intangibles                --                --             14,776                23.0%
Acquired in-process technology                            --                --              2,534                 3.9%
Other operating income                                    (3)               --             (7,827)              (12.2)%
Loss on subsidiary held for sale                          --                --                556                 0.9%
Equity in net losses of
  unconsolidated subsidiaries                             --                --                 26                  --
Interest expense, net                                    228               0.3%               102                 0.2%
Minority interest in consolidated subsidiary             165               0.2%                --                  --
Provision for income taxes                               383               0.6%                59                 0.1%
Extraordinary item                                     1,566               2.4%                --                  --
Net income (loss)                                     10,189              15.4%           (13,487)              (21.0)%



         Revenue for 1996 was $64,164,000 compared to $66,294,000 in 1995 or a
3.2% decline. The Company's revenue from its sales of enterprise solutions in industries in which it competes (hotel, resort, gaming, manufacturing and distribution), increased 11.4% compared to the prior year. However, that growth was more than offset by a decrease in the Company's legacy revenue which declined 17.3% year over year (traditional hardware contract service revenues and proprietary add-on sales). Excluding gaming revenue, sale of enterprise solutions increased by 46.5%.



         The Company continues to transition from its legacy business to the sale of enterprise solutions as approximately 57% of the Company's 1996 revenue resulted from its enterprise solutions business as compared to approximately 49% in 1995. Gross profit for 1996 was $21,234,000 (33.1%) which is down from $25,045,000 (37.8%) in 1995. The decline in overall gross margin from 37.8% to 33.1% is due primarily to the decrease in legacy and gaming gross margins. Enterprise solutions gross margin declined from 39.3% in 1995 to 33.1% in 1996 due to lower margins associated with the network and computer equipment component of the transactions. However, gross margin on enterprise solutions, excluding gaming, decreased from 36.2% in 1995 to 35.2% in 1996. Gross margin in 1996 reflects a significantly lower network and computer equipment margin from 41.3% in 1995 to 8.5% in 1996. This is due primarily to the Company's change in product mix and supply sources, increased inventory reserves and larger, but more competitive, installations which require higher discounting. Gross margin on networking and computer equipment excluding gaming was 14.9% in 1996 as compared to 38.8% in 1995. Gross margin from professional services improved from 19.7% in 1995 to 34.7% in 1996 reflecting the Company's increased focus on selling services. Approximately 27% of revenue was derived from professional services in 1996 as compared to approximately 18% in 1995. Software sales increased approximately 46% from 1995 to 1996. The increase in software sales, which have approximately 80% gross margins, also contributed favorably to overall gross profit. Software sales represented approximately 10% of revenue in 1996 as compared to approximately 6% in 1995. Gross margins associated with the Company's legacy business declined from 36.3% in 1995 to 33.1% in 1996.

         Legacy margins are expected to continue to decline as the product mix in the hardware maintenance base changes and the Company's older proprietary product customers install new solutions presently not offered by the Company. In recognition of these trends and the need for improved service coverage for its new businesses, the Company entered into an outsourcing agreement with Olivetti North America, Inc. and Olivetti Canada Ltd. The Company believes increased sale content of software and professional services will continue to offset the declining legacy base.


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


         Other operating income is comprised principally of a favorable settlement of $7,434,000 net of legal costs and reserves with respect to the Company's litigation concerning the 1992 failed sale of the Company's then European subsidiaries. The Company included in its nonoperating results a "loss on subsidiary held for sale" associated with its Venezuela subsidiary of $556,000 in 1996.



         The Company recognized charges for impaired goodwill and acquired in-process technology associated with its acquisition of Hotel Information Systems and MANBASE 8.0 in the amount of $17,310,000 in 1996. There were no such amounts in 1995. The goodwill impairment was due to the discontinuance of product lines resulting from the subsequent acquisitions of software. In-process technology charged to operations was due to certain acquired technology which was determined to have no future use or value.


         Net interest expense was $228,000 for 1995 compared to $102,000 in 1996. The decrease in 1996 is reflective of generally higher cash levels during the course of the year.


         The income tax provision reflects a tax provision for the Company's domestic and foreign operations (including the Company's majority owned subsidiary) offset by net operating losses and certain other tax benefit carryforwards available in 1995 and 1996. The Company's income tax provision in 1996 results primarily from the recognition of impaired goodwill which is not deductible for tax purposes.


         The extraordinary item in 1995 relates to the favorable settlement of certain tax liabilities pursuant to the Company's bankruptcy proceedings and, as such, have been classified as an extraordinary item. The Company continues to attempt to resolve the remaining disputed tax liabilities from the bankruptcy proceedings of $758,000.



Results of Operations

Year Ended December 31, 1994 Compared to Year Ended December 31, 1995.

                                      Percentage of                              Percentage of
                December 31, 1994        Revenue          December 31, 1995         Revenue
                -----------------     -------------       -----------------      -------------
                  (in thousands)                            (in thousands)

Revenue                                                $66,095                100.0%           $66,294               100.0%
Gross profit                                            24,190                 36.6%            25,045                37.8%
Selling, general and administrative expenses            20,333                 30.8%            12,982                19.6%
Research and development costs                           2,698                  4.1%             2,667                 4.0%
Other operating income                                    (582)                (0.9%)               (3)                 --
Other nonoperating income                                2,007                  3.0%                --                  --
Interest expense, net                                       57                  0.1%               228                 0.3%
Minority interest in consolidated subsidiary                --                   --                165                 0.2%
Provision for income taxes                                  63                  0.1%               383                 0.6%
Extraordinary item                                         916                  1.4%             1,566                 2.4%
Net income                                               4,544                  6.9%            10,189                15.4%


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

         Other nonoperating income in 1994 of $2,007,000 related to a purchase price settlement comprising a reduction in the note payable of $1,614,000 and accrued interest of $393,000. See Note 9 to the consolidated financial statements.


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


         The extraordinary item in both 1994 and 1995 relates to the favorable settlement of certain tax liabilities pursuant to the Company's bankruptcy proceedings and, as such, has been classified as an extraordinary item.


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

Stockholders' equity:
     Common Stock, par value $.01 per share; authorized
         25,000,000 shares; 6,820,338 and 8,292,935 shares
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
                                                               =========   =========






The accompanying notes are an integral part of these consolidated financial statements

EXHIBIT  13.1.5 CONSOLIDATED STATEMENTS OF OPERATIONS

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)


                                                           Year Ended December 31,
                                                          1994      1995       1996
                                                          ----      ----       ----
Revenue:
     Software, networks and professional services:
         Software sales                                $  5,643   $  4,250   $  6,223
         Network and computer equipment                   9,103     16,602     12,941
         Professional services                           11,435     11,724     17,127
                                                       --------   --------   --------
                                                         26,181     32,576     36,291

     Legacy revenue                                      39,914     33,718     27,873
                                                       --------   --------   --------

              Total revenue                              66,095     66,294     64,164
                                                       --------   --------   --------

Direct costs:
     Software, networks and professional services:
         Software sales                                   1,548        604      1,251
         Network and computer equipment                   6,312      9,751     11,839
         Professional services                            7,347      9,414     11,185
                                                       --------   --------   --------
                                                         15,207     19,769     24,275

     Legacy costs                                        26,698     21,480     18,655
                                                       --------   --------   --------

              Total direct costs                         41,905     41,249     42,930
                                                       --------   --------   --------

              Gross profit                               24,190     25,045     21,234

Selling, general and administrative expenses             20,333     12,982     21,378
Research and development costs                            2,698      2,667      3,117
Amortization and impairment of intangibles                   --         --     14,776
Acquired in-process technology                               --         --      2,534
Other operating income                                     (582)        (3)    (7,827)
                                                       --------   --------   --------

              Operating income (loss)                     1,741      9,399    (12,744)

Other nonoperating income                                 2,007         --         --
Loss on subsidiary held for sale                             --         --       (556)
Equity in net losses of unconsolidated subsidiaries          --         --        (26)
Interest income                                             110        120        243
Interest expense                                           (167)      (348)      (345)
Minority interest in consolidated subsidiary                 --       (165)        --
                                                       --------   --------   --------

              Income (loss) before income taxes and
                  extraordinary item                      3,691      9,006    (13,428)

Provision for income taxes                                   63        383         59
                                                       --------   --------   --------

              Income (loss) before extraordinary item     3,628      8,623    (13,487)

Extraordinary item                                          916      1,566         --
                                                       --------   --------   --------

               Net income (loss)                       $  4,544   $ 10,189   $(13,487)
                                                       ========    =======   ========






                                   (Continued)

(in thousands)



Primary and fully diluted income (loss) per share of Common Stock:


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

EXHIBIT 13.1.7 CONSOLIDATED STATEMENTS OF CASH FLOWS
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)



                                                                         YEAR ENDED DECEMBER 31,
                                                                       --------------------------
                                                                       1994      1995        1996
                                                                       ----      ----        ----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                 $  4,544   $ 10,189   $(13,487)
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
      Acquired in-process technology                                      --         --      2,534
      Amortization and impairment of intangibles                          --         --     14,776
      Loss on subsidiary held for sale                                    --         --        556
      Depreciation and amortization                                    1,839      1,175      1,296
      Stock option compensation expense                                   --         --        177
      Write-off of furniture, fixtures and equipment                     506         --         --
      Write-off of software development costs                             --         --        736
      Equity in net losses of unconsolidated subsidiaries                 --         --         26
      Provision for doubtful accounts receivable                         137        613        603
      Provision for inventory obsolescence                             1,400        734        490
      Net loss (gain) from foreign currency                              354       (258)       125
      Extraordinary gain                                                (916)    (1,566)        --
      Minority interest in consolidated subsidiary                        --        165         --
      Gain on sale of assets                                              --       (346)        --
      Other nonoperating income                                       (2,007)        --         --
      Changes in assets and liabilities:
        (Increase) decrease in receivables                             1,301     (1,750)    (2,123)
        (Increase) decrease in inventories                               107     (2,092)      (621)
        Decrease in prepaids and other assets                            297         30        319
        Decrease in other assets                                         375         --        187
        (Decrease) increase in accounts payable
          and customer deposits                                        1,364       (110)     2,213
        Decrease in accrued liabilities                               (4,959)    (1,848)    (3,477)
        (Decrease) increase in income taxes payable                     (492)       225         56
        (Decrease) increase in unearned revenue                          160        585       (613)
        Increase (decrease) in deferred income taxes                    (202)        72       (132)
        Decrease in other liabilities                                 (1,507)    (1,290)       (33)
                                                                    --------   --------   --------
        Net cash provided by operating activities
           before reorganization items                                 2,301      4,528      3,608
      Payments for reorganization items                               (1,517)      (153)        --
                                                                    --------   --------   --------
        Net cash provided by operating activities                        784      4,375      3,608
                                                                    --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                                (1,104)    (2,029)    (1,105)
  Proceeds from sale of furniture, fixtures and equipment                 --        515         --
  Payments for business assets                                          (300)        --         --
  Net cash acquired from the purchase of HIS                              --         --        219
  Software development costs                                              --         --       (736)
                                                                    --------   --------   --------
        Net cash used in investing activities                         (1,404)    (1,514)    (1,622)
                                                                    --------   --------   --------




                                   (Continued)

(in thousands)


                                                                 Year Ended December 31,
                                                                 -----------------------

                                                                1994       1995     1996
                                                                ----       ----     ----
Cash flows from financing activities:
     Payments received on notes receivable                         --        --       174
     Repayments of long-term debt                                (352)   (1,077)   (1,913)
     Receipt of notes receivable                                   --      (805)     (500)
     Net decrease in short-term borrowings                        (85)       --        --
     Issuance of stock under stock option plans                    --        --        77
                                                              -------   -------   -------

              Net cash used in financing activities              (437)   (1,882)   (2,162)
                                                              -------   -------   -------
Effect of exchange rate changes on cash and cash equivalents      (66)      (44)      (53)
                                                              -------   -------   -------
              Net increase (decrease) in cash and cash
                equivalents                                    (1,123)      935      (229)

Cash and cash equivalents at beginning of year                  4,274     3,151     4,086
                                                              -------   -------   -------
Cash and cash equivalents at end of year                      $ 3,151   $ 4,086   $ 3,857
                                                              =======   =======   =======
Cash paid during the period for:
     Interest                                                 $    99   $   171   $   350
                                                              =======   =======   =======
     Income taxes                                             $   142   $    25   $     5
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

    FOREIGN CURRENCY TRANSLATION


    Since January 1, 1994, as a result of the reorganization of the Company's operations, the functional currency for all foreign subsidiaries is the applicable local currency except for MAI de Venezuela, S.A. ("Venezuela"), which operated in a highly inflationary economy during 1994 and 1995 and used the U.S. dollar as its functional currency in accordance with SFAS No. 52, "Foreign Currency Translation." Accordingly, in 1995 and 1996, all translation gains and losses for foreign subsidiaries, except Venezuela in 1995, and gains and losses on intercompany foreign currency transactions that are of a long-term nature, are included in the cumulative translation adjustment as a separate component of stockholders' equity.


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

    SOFTWARE DEVELOPMENT COSTS


    The Company capitalizes costs related to the development of certain software products. In accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" capitalization of costs begins when technological feasibility is established and ends when the product is available for general release to customers.


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

    FAIR VALUE OF FINANCIAL INSTRUMENTS


    SFAS No. 107, "Disclosure about Fair Value of Financial Instruments", requires entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. SFAS No. 107 defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. As of December 31, 1995 and 1996, the carrying value of all financial instruments approximates fair value.

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

    The total purchase price for HIS was $21,373,000, which included net liabilities assumed of HIS of $7,873,000 and acquisition costs of approximately $2,600,000. A preliminary allocation of the purchase price is as follows:



                                                        Allocation of   Amortization
                (dollars in thousands)                 Purchase Price  (Useful Life)
                --------------------------------------------------------------------

                Goodwill                                    $17,914      5 years
                Customer list                                   925      5 years
                In-process technology charged to
                  operations during the fourth
                  quarter of 1996                             2,534          N/A
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


                   (in thousands)
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
     --------------------------------------------------------------------


    In December 1996, the Company decided to outsource its field service operations to a third party. Pursuant to the decision to outsource its field service operations, the Company charged approximately $940,000 to selling, general and administrative expenses in the accompanying consolidated statement of operations in 1996 comprised of $434,000 of termination benefits to involuntarily terminated employees and $506,000 associated with vacating certain business premises relating to its Canadian operations.

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

NOTE 11  INCOME TAXES


    The components of income (loss) before income taxes and extraordinary item are as follows:


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


    The provision (benefit) for income taxes differs from the amount computed by applying the Federal corporate income tax rate of 34% to income (loss) before income taxes and extraordinary item as follows:


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
--------------------------------------------------------------------------------

    The following table sets forth the domestic defined benefit plan's funded status and amounts recognized in the Company's consolidated balance sheets:


                                                                December 31,
                                                            --------------------
(in thousands)                                                1995        1996
--------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
    Vested benefit obligation                               $ 1,506     $ 1,532
                                                            -------     -------
Accumulated benefit obligation                              $ 1,506     $ 1,532
                                                            -------     -------

Projected benefit obligation for service
  rendered to date                                          $ 1,506     $ 1,532
Plan assets at fair value                                     1,087       1,244
                                                            -------     -------

Projected benefit obligation in excess of
  plan assets                                                   419         288
Unrecognized net loss from past
  experience different from that assumed
  and effects of changes in assumptions                       (210)       (150)
--------------------------------------------------------------------------------
Accrued pension cost                                        $   209     $   138
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

    RELATED PARTY TRANSACTIONS


    Under the terms of a consulting agreement dated August 15, 1994, between Orchard Capital Corp. ("Orchard") and the Company, Orchard provides the services of Richard S. Ressler as the Company's Chairman. Orchard was paid a consulting fee of $20,000 per month through August 15, 1996 and $24,000 per month thereafter until August 15, 1997. In addition, Orchard earned a bonus of $1,188,000 payable in cash or freely transferable Common Stock (at the option of the Company) when the closing trading price of the shares of the Company's Common Stock for 20 consecutive trading days ending on or after January 1, 1996 exceeded $4.00 per share (adjusted for the 25% stock split - see Note 1). The $1,188,000 (of which $594,000 was accrued in both the third and the fourth quarters of 1995) is included in selling, general and administrative expenses in the accompanying consolidated statements of operations and as part of accrued liabilities in the accompanying balance sheet at December 31, 1995 and 1996 (see Note 10). In addition to such compensation, Orchard was granted warrants (adjusted for the August 1995 25% stock split) to purchase up to 625,000 shares of Common Stock at a price of $1.90 per share, the fair market value of Common Stock on the date of grant. The warrants were fully exercisable on the date of grant. The consulting agreement expires August 15, 1997. Mr. Ressler is the principal stockholder of Orchard.

    On February 13, 1995, BGLS distributed, by way of a special dividend, its approximate 3,200,000 shares of the Company's Common Stock to holders of Brooke Group, Ltd. common stock. Accordingly, the Company is no longer a subsidiary of BGLS. As a result of the distribution, a former Chairman of the Company held approximately 1,652,433 shares of Common Stock. During 1996, the Company recognized $390,000 of revenues relating to the sale of network and computer equipment and services in the normal course of business to an affiliated Company. In November 1996, the Company also entered into a maintenance and service contract with this related company for $350,000 which will be recognized ratably over the succeeding 12-month period. In January 1997, the former Chairman of the Company divested all of his shares of the Company's Common Stock.


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