Form 10-K405, Exhibit 13
period 1997-12-31
MAI SYSTEMS CORP
filed 1998-04-15
CIK 760436

EXHIBIT 13.1      THE COMPANY'S ANNUAL REPORT TO STOCKHOLDERS

Sections of the Registrant's Annual Report to Stockholders Incorporated by
Reference:

13.1.1 Selected Financial Information

13.l.2 Management's Discussion and Analysis of Financial Condition and Results of Operations

13.1.3 Independent Auditors' Report

13.1.4 Consolidated Balance Sheets

13.1.5 Consolidated Statements of Operations

13.1.6 Consolidated Statements of Stockholders' Equity (Deficiency)

13.1.7 Consolidated Statements of Cash Flows

13.1.8 Notes to Consolidated Financial Statements

EXHIBIT 13.1.1  SELECTED FINANCIAL INFORMATION

The following table sets forth for the periods indicated selected consolidated financial data for MAI Systems Corporation. This information should be read in conjunction with the consolidated financial statements included elsewhere herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                            SELECTED FINANCIAL DATA

                                                                                Year Ended December 31,
                                                                                -----------------------
                                                     1993             1994           1995            1996             1997
                                                     ----             ----           ----            ----             ----
                                                                  (dollars  in  thousands  except per share data)
STATEMENT OF OPERATIONS DATA (1)
Revenue                                           $ 115,291       $  66,095       $  66,294      $  64,164       $  70,978
Operating Income (loss)                              34,993           1,741           9,399        (12,744)         (8,675)
Income (loss) before extraordinary items             28,177           3,628           8,623        (13,487)        (10,172)
Net income (loss)                                   145,489           4,544          10,189        (13,487)        (10,172)
Income (loss) per share - restated (2):
  Basic income (loss) per share:
    Income (loss) before extraordinary item       $    4.13       $    0.53       $    1.26      $   (1.85)         $(1.08)
    Extraordinary item                                21.33            0.67            0.23             --              --
                                                  ---------       ---------       ---------      ---------          ------
                                                  $   25.46       $    1.20       $    1.49      $   (1.85)         $(1.08)
                                                  =========       =========       =========      =========          ======
  Diluted income (loss) per share:
    Income (loss) before extraordinary item       $    4.13       $    0.53       $    1.12      $   (1.85)         $(1.08)
    Extraordinary item                                21.33            0.67            0.20             --              --
                                                  ---------       ---------       ---------      ---------          ------
                                                  $   25.46       $    1.20       $    1.32      $   (1.85)         $(1.08)
                                                  =========       =========       =========      =========          ======
  Weighted average common shares used in
   determining income (loss) per share -
   restated

     Basic                                            7,356           7,356           6,820          7,309           9,408
                                                  =========       =========       =========      =========          ======
     Diluted                                          7,356           7,356           7,724          7,309           9,408
                                                  =========       =========       =========      =========          ======

BALANCE SHEET DATA

Working capital (deficiency)                         (5,744)         (4,974)            337         (8,270)        (11,696)
Total Assets                                         21,784          16,016          21,033         32,853          34,614
Long-term debt                                        3,853           1,742           1,021            485           5,230
Stockholders' equity (deficiency)                   (19,787)         (7,542)          2,472          2,058            (665)

(1) No cash dividends have been declared by the Company.

(2) Income (loss) per share is computed using 6,820,338 shares of common stock (as adjusted for the Company's 25% stock split in August 1995) expected to be issued in accordance with the Plan of Reorganization as discussed in Note 16 to the consolidated financial statements, the weighted average shares of Common Stock issued outside the Plan of Reorganization, and in 1993, 1994 and 1995, the dilutive effect of stock options and warrants outstanding during the period. The total shares of Common Stock expected to be issued in accordance with the Plan of Reorganization have been adjusted down to reflect the resolution of certain claims with creditors during the fourth quarter of 1996. Income (loss) per share has been restated for all periods to reflect the resolution of such claims. The Company adopted the provisions of Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings Per Share" in 1997 and restated all periods to conform to the provisions of SFAS No. 128.

QUARTERLY DATA (UNAUDITED)

                                                   Year Ended December 31, 1996              Year Ended December 31, 1997
                                             -----------------------------------------   ---------------------------------------
                                                       (dollars in millions,                     (dollars in millions,
                                                         except share data)                        except share data)
                                             4th Qtr.   3rd Qtr.   2nd Qtr.   1st Qtr.   4th Qtr.  3rd Qtr.  2nd Qtr.  1st Qtr.
                                             --------   --------   --------   --------   --------  --------  --------  ---------
Revenue                                      $   16.6   $  17.8    $  15.0    $   14.7    $ 18.1   $  17.7   $  18.4   $  16.8
Gross Profit                                      3.7       6.2        6.3         5.1       7.1       8.0       6.2       6.0
Operating income (loss)                         (24.2)       .3        9.6         1.6      (3.8)     (2.0)     (1.8)     (1.1)
Income (loss) before
   income taxes                                 (25.0)       .2        9.5         1.8      (4.3)     (2.3)     (2.1)     (1.2)
Net income (loss)(3)                            (25.2)       .4        9.5         1.8      (4.6)     (2.3)     (2.1)     (1.2)

Income (loss) per share -- restated(2):
  Basic                                      $  (3.06)  $  0.05    $  1.39    $   0.26    $(0.47)  $ (0.24)  $ (0.23)  $ (0.14)

  Diluted                                    $  (3.06)  $  0.04    $  1.13    $   0.24    $(0.47)  $ (0.24)  $ (0.23)  $ (0.14)

Weighted average common shares used
  in determining income (loss) per
  share -- restated:

  Basic                                         8,224     7,309      6,868       6,835     10,285     9,559    9,187     8,595
                                                =====    ======      =====       =====     ======     =====    =====     =====
  Diluted                                       8,224    10,025      8,418       7,328     10,285     9,559    9,187     8,595
                                                =====    ======      =====       =====     ======     =====    =====     =====
Share Prices(1)
  High                                       $   8.81   $  9.50    $ 10.63    $   7.88    $  4.13  $   4.88  $  6.13   $  8.00
  Low                                        $   5.50   $  6.75    $  5.63    $   6.13    $  2.50  $   2.94  $  3.75   $  6.00

(1) Prior to August 23, 1995, prices reflect interdealers' prices in the over the counter market.

(2) Income (loss) per share is computed using 6,820,338 shares of common stock (as adjusted for the Company's 25% stock split in August 1995) expected to be issued in accordance with the Plan of Reorganization as discussed in
     Note 16 to the consolidated financial statements, the weighted average shares of Common Stock issued outside the Plan of Reorganization, and for profitable quarters, the dilutive effect of stock options and warrants outstanding during the period. The total shares of Common Stock expected to be issued in accordance with the Plan of Reorganization have been adjusted down to reflect the resolution of certain claims with creditors during the fourth quarter of 1996. Income (loss) per share has been restated for all periods to reflect the resolution of such claims. The Company adopted the provisions of Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings Per Share" in 1997 and restated all periods to conform to the provisions of SFAS No. 128.

(3) The fourth quarter of 1996 includes charges of $556,000 relating to the write-down of the net assets of a subsidiary held for sale, $14,279,000 relating to the impairment of goodwill, $2,534,000 relating to acquired in-process technology and $940,000 relating to severance costs and excess facilities. The fourth quarter of 1997 includes charges of $1,151,000 relating to the write off excess and obsolete inventory.

EXHIBIT 13.1.2 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the audited consolidated financial statements included elsewhere herein. Except for the historical information contained herein, the matters discussed in this Annual Report are forward-looking statements that involve a number of risks and uncertainties. There are certain important factors and risks, including the rapid change in hardware and software technology, market conditions, competitive factors, seasonality and other variations in the buying cycles of certain of the Company's customers, the timing of product announcements, the release of new or enhanced products, the introduction of competitive products and services by existing or new competitors, the significant risks associated with the acquisition of new products, product rights, technologies or businesses, MAI's ability to retain technical, managerial and other personnel, and the other risks detailed from time to time in the Company's SEC reports, including reports on Form 10-K and Form 10-Q, that could cause results to differ materially from those anticipated by the statements made herein. Therefore, historical results and percentage relationships will not necessarily be indicative of the operating results of any future period. See "Factors that May Affect Future Results", in the Company's Annual Report on Form 10-K for 1997.


LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1997, working capital decreased from a negative working capital of $8,270,000 at December 31, 1996 to a negative working capital of $11,696,000. Excluding unearned revenue (which will not give rise to cash disbursements) of $11,967,000, the Company has working capital of $271,000 at December 31, 1997. Unearned revenue for 1996 was $11,010,000, and working capital excluding unearned revenue was $2,740,000, resulting in a current ratio of 1.15 to 1.0. Excluding unearned revenue, the decrease of $2,469,000 was attributable to a decrease in cash and cash equivalents of $1,806,000, a decrease in accounts receivable of $881,000, and inventory of $309, an increase in accounts payable and accruals of $1,289,000, and a net increase in line of credit current portion of long term debt of $740,000.

Cash and cash equivalents decreased from $3,857,000 at December 31, 1996, compared to $2,051,000 at December 31, 1997. Availability under the Company's existing $4,000,000 secured revolving credit facility, which expires in May 1998, based on a calculation reflecting the age and nature of certain accounts receivable, at December 31, 1997, was approximately $1,500,000. Balances drawn down at December 31, 1997 were $1,452,000.

Net cash used in investing activities in 1997 totaled $7,676,000, mainly related to the purchase of CIMPRO and capital expenditures.

Net cash provided by financing activities in 1997 totaled $11,697,000, which is comprised of $6,000,000 of 11% subordinated notes associated with the acquisition of CIMPRO, $2,603,000 in issuance of Common Stock, $2,033,000 in the exercising of stock options and warrants, $1,452,000 in short-term borrowings, and $237,000 received from notes receivable. The financing outflows mainly consisted of $603,000 in repayments of long-term debt.

Stockholders' equity decreased from $2,058,000 at December 31, 1996, to negative $666,000 at December 31, 1997, primarily reflecting a net loss of $10,172,000 for the year and the issuance of shares relating primarily to the conversion of stock warrants issued in connection with the purchase of CIMPRO. The Company has commitments in connection with minimum guaranteed royalties on certain software products over the next three years of $1,000,000, $1,500,000 and $2,500,000 in 1998, 1999 and 2000, respectively.

Although the Company had a net use of cash from operations in 1997 and has a net stockholders' deficiency of $666,000 at December 31, 1997, the Company believes it will generate sufficient funds from operations and obtain additional financing, as needed, in 1998 to meet its operating and capital requirements. Additionally, the Company expects it will renew its line of credit with a new lender during the second quarter of 1998.


As of March 31, 1998, the Company had issued and outstanding 10,298,539 shares of Common Stock.

RESULTS OF OPERATIONS

Year Ended December 31, 1996 Compared to Year Ended December 31, 1997.

                                                                 Percentage of                             Percentage of
                                        December 31, 1996            Revenue         December 31, 1997        Revenue
                                        -----------------        -------------         -----------------     -------------
                                           (in thousands)                            (in thousands)
Revenues:
  Hospitality                                 $ 17,531                 27.4%           $ 32,720                46.1%
  Process Manufacturing                          2,957                  4.6%             10,929                15.4%
  Gaming                                         2,317                  3.6%              4,594                 6.5%
  Legacy                                        38,529                 60.0%             20,515                28.9%
  Other                                          2,830                  4.4%              2,220                 3.1%
Total Revenue                                   64,164                100.0%             70,978               100.0%
Gross profit                                    21,234                 33.1%             27,282                38.5%
Selling, general and
   administrative expenses                      21,622                 33.7%             26,698                37.6%
Restructuring (Reversals)                         (244)                (0.4%)               900                 1.3%
Research and development costs                   3,117                  4.9%              5,583                 7.9%
Amortization and impairment
   of intangibles                               14,776                 23.0%              2,331                 3.3%
Acquired in-process technology                   2,534                  3.9%                 --                  --
Other operating (income) expense                (7,827)               (12.2%)               445                 0.6
Loss on subsidiaries held for sale                 556                  0.9%                 --                  --
Equity in net losses of
   unconsolidated subsidiaries                      26                   --                 151                 0.2%
Interest expense, net                              102                  0.2%              1,080                 1.5%
Provision for income taxes                          59                  0.19%               266                 0.4%
Net income (loss)                             $(13,487)               (21.0%)          $(10,172)              (14.3%)

Revenue for 1997 was $70,978,000 compared to $64,164,000 in 1996 or a 10.6%
increase. The Company continues to transition from its legacy business to the sale of enterprise solutions as 71.1% of the Company's 1997 revenue resulted from its enterprise solutions business as compared to 40.0% in 1996. The Company's revenue from its sales of enterprise solutions in industries in which it competes (hospitality, process manufacturing, gaming and other), increased 96.8% compared to the prior year. Hospitality revenue increased 86.6% from $17,531,000 in 1996 to $32,720,000 in 1997. Gaming revenue increased 98.3% from
1996 to 1997. The growth in enterprise solutions was partially offset by the decrease in the Company's legacy revenue (traditional hardware contract service revenues and proprietary add-on sales) which declined 38.8% year over year.

Gross profit for 1997 increased to $27,282,000 (38.5%) from $21,234,000 (33.1%)
in 1996. The increase in overall gross margin from 33.1% to 38.5% is due to the higher margins associated with enterprise solutions. Enterprise solutions gross margin increased from 32.8% in 1996 to 54.1% in 1997 due primarily to better pricing in 1997.

Gross margin on hospitality sales increased from 38.2% in 1996 to 51.6% in 1997 due to better pricing strategy in 1997. Gross margins on gaming went from 2.4% in 1996 to 47.3% in 1997 due to improved margins on hardware. Gross margins associated with the Company's legacy business declined from 33.3% in 1996 to 20.2% in 1997 due to the Company's outsourcing agreement with Olivetti North America, Inc. and Olivetti Canada Ltd. which commenced in December 1996. The Company believes increased sales of enterprise solutions will continue to offset the declining legacy base.

Selling, general and administrative ("SG&A") expenses increased 23.5% from $21,622,000 in 1996 to $26,698,000 in 1997. The increase of $5,076,000 is principally attributable to increased marketing efforts internationally and a larger sales force. These expenses are related to a more aggressive sales strategy aimed at securing contracts with multi site customers. The Company anticipates the investment in sales and marketing made in 1997 will contribute to improved solution sales growth in 1998.

The Company incurred restructuring costs of $900,000 in 1997 in connection with a restructuring plan to eliminate operations and related expenses which were not required to support the Company's operations of software sales and professional services. The costs were recorded to recognize severance, benefits and other related costs for employees to be terminated. Comparable costs for 1996 were a reversal of $244,000 for estimated restructuring costs for a prior year.

Research and development costs were $3,117,000 in 1996, compared to $5,583,000 in 1997. The increase is attributable to increased development activity in both the Company's hospitality and process manufacturing products.

The Company recognized charges for impaired goodwill and acquired in-process technology associated with its acquisition of Hotel Information Systems and MANBASE 8.0 in the amount of $17,310,000 in 1996. The goodwill impairment was due to the discontinuance of product lines resulting from the subsequent acquisitions of software. In-process technology charged to operations was due to certain acquired technology which was determined to have no future use or value. Amortization of intangibles was $2,331,000 in 1997, which represents the amortization of intangible assets resulting from acquisitions of HIS, CIMPRO and the remaining minority ownership (through the acquisition of stock options) of Gaming Systems International.

Other operating income for 1996 is comprised principally of a favorable settlement of $7,434,000 net of legal costs and reserves with respect to the Company's litigation concerning the 1992 failed sale of the Company's then European subsidiaries. The Company included in its non-operating results a "loss on subsidiary held for sale" associated with its Venezuela subsidiary of $556,000 in 1996. The amount recorded in 1997 represents "loss on subsidiaries held for sale" associated with its subsidiaries in Venezuela and Puerto Rico.

Net interest expense was $102,000 for 1996 compared to $1,080,000 in 1997. The increase in 1997 is reflective of generally lower cash levels during the course of the year and $6,000,000 of indebtedness incurred associated with the acquisition of CIMPRO in March 1997.

The income tax provision reflects a tax provision for the Company's domestic and foreign operations. The Company's income tax provision in 1996 and 1997, despite losses before income taxes, results primarily from the recognition of impaired goodwill which is not deductible for tax purposes in 1996, and profitable foreign operations in 1997.

RESULTS OF OPERATIONS

Year Ended December 31, 1995 Compared to Year Ended December 31, 1996


                                                                Percentage of                             Percentage of
                                       December 31, 1995           Revenue        December 31, 1996          Revenue
                                       -----------------           -------        -----------------          -------
                                        (in thousands)                             (in thousands)
Revenues:
  Hospitality                                 $ 8,450                12.7%           $ 17,531                27.4%
  Process Manufacturing                         6,682                10.1%              2,957                 4.6%
  Gaming                                        9,391                14.2%              2,317                 3.6%
  Legacy                                       41,781                63.0%             38,529                60.0%
  Other                                            --                --                 2,830                 4.4%
Total Revenue                                  66,294               100.0%             64,164               100.0%
Gross profit                                   25,045                37.8%             21,234                33.1%
Selling, general and
  administrative expenses                      14,070                21.3%             21,622                33.7%
Restructuring (reversals)                      (1,088)               (1.6%)              (244)               (0.4%)
Research and development costs                  2,667                 4.0%              3,117                 4.9%
Amortization and impairment
  of intangibles                                   --                --                14,776                23.0%
Acquired in process technology                     --                --                 2,534                 3.9%
Other operating (income) expense                   (3)               --                (7,827)              (12.2%)
Loss on subsidiary held for sale                   --                --                   556                 0.9%
Equity in net losses of
   unconsolidated subsidiaries                     --                --                    26                --
Interest expense, net                             228                 0.3%                102                 0.2%
Minority interest in consolidated
   subsidiary                                     165                 0.2%                 --                --
Provision for income taxes                        383                 0.6%                 59                 0.1%
Extraordinary item                             (1,566)               (2.4%)                --                --
Net income (loss)                             $10,189                15.4%           $(13,487)              (21.0%)

Revenue for 1996 was $64,164,000 compared to $66,294,000 in 1995, or a 3.2%
decline. The Company's revenue from its sales of enterprise solutions in industries in which it competes (hospitality, process manufacturing, gaming and other), increased 4.69% from 1995 to 1996. Hospitality revenue increased 107.7% from $8,450,000 in 1995 to $17,531,000 in 1996 due to the acquisition of Hotel Information Systems and the distribution rights of Lodging Touch. Revenue from process manufacturing increased 11.5% from 1996 to 1997. Excluding gaming revenue, sale of enterprise solutions increased by 54.4%. However, that growth was more than offset by a decrease in the Company's legacy revenue which declined 7.8% year over year (traditional hardware contract service revenues and proprietary add-on sales).

Gross profit for 1996 was $21,234,000 (33.1%) which was down from $25,045,000 (37.8%) in 1995. The decline in overall gross margin from 37.8% to 33.1% was due to declining margins in gaming and legacy. Gross margins in gaming decreased from 47.1% to 2.4% due to increased competition on hardware. Gross margins in hospitality increased from 35.1% in 1995 to 38.2%. Gross margins associated with the Company's legacy business decreased slightly from 35.1% in 1995 to 33.3% in 1996. Legacy gross profit, however, declined from $14,676,000 to $11,992,000 due to declining revenue as the product mix in the hardware maintenance base changed and the Company's older proprietary product customers installed new solutions no longer offered by the Company. In recognition of those trends and the need for improved service coverage for its new businesses, the Company entered into an outsourcing agreement with Olivetti North America, Inc. and Olivetti Canada Ltd. in December 1996.

Selling, general and administrative expenses increased 53.7% from $14,070,000 in 1995 to $21,622,000 in 1996. The increase of $7,552,000 reflected the company's significant investment in expending and rebuilding its sales and marketing organization with the addition of 77 new personnel; increased advertising and promotion expense of $400,00; increased travel and entertainment in pursuit of bookings of approximately $600,00; $940,000 of one time costs consisting of severance costs and excess facilities related to the outsourcing of hardware services to Olivetti and approximately $1,300,000 of favorable adjustments in 1995 not available in 1996.

Restructuring reversals represent changes in underlying estimates for excess space that were credited to selling, general and administrative expenses that relate to restructuring plans for prior years. The credit of $244,000 in 1996 relates to a restructuring plan prior to 1994, and the amount recorded in 1995 of $1,088,000 relates to a restructuring plan in 1994.

Research and Development costs were $2,667,000 in 1995 compared to $3,117,000 in 1996. Research costs increased

16.9% primarily as a result of increased development resources associated with the addition of HIS, Lodging Touch and the general expansion of the Company's hospitality business.

The Company recognized charges for impaired goodwill and acquired in-process technology associated with its acquisition of Hotel Information Systems and MANBASE 8.0 in the amount of $17,310,000 in 1996. There were no such amounts in 1995. The goodwill impairment was due to discontinuance of product lines resulting from the subsequent acquisition of software. In-process technology charged to operations was due to certain acquired technology which was determined to have no future alternative use or value other than in products not yet developed for commercial release.


Other operating income for 1996 is comprised principally of a favorable settlement of $7,434,000 net of legal costs and reserves with respect to the Company's litigation concerning the 1992 failed sale of the Company's then European subsidiaries. The Company included in its non-operating results a "loss on subsidiary held for sale" associated with its Venezuela subsidiary of $556,000 in 1996.

Interest expense was $228,000 for 1995 compared to $102,000 in 1996. The decrease in 1996 is reflective of generally higher cash balances during the course of the year.

The minority interest reflects the share of income in 1995, offset by prior year losses incurred, attributable to the minority shareholders in the Company's gaming solutions subsidiary.

The income tax provision reflects a tax provision for the Company's domestic and foreign operations (including the Company's majority owned subsidiary) offset by net operating losses and certain other tax benefit carryforwards available in 1995.

The extraordinary item in 1995 relates to the favorable settlement of certain tax liabilities pursuant to the Company's bankruptcy proceedings and, as such, has been classified as an extraordinary item.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board issued SFAS Nos. 130 and 131, "Reporting Comprehensive Income" ("SFAS 130") and "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), respectively (collectively, the "Statements"). The Statements are effective for fiscal years beginning after December 15, 1997. SFAS 130 establishes standards for reporting of comprehensive income and its components in annual financial statements. SFAS 131 establishes standards for reporting financial and descriptive information about an enterprise's operating segments in its annual financial statements and selected segment information in interim financial reports. Reclassification or restatement of comparative financial statements or financial information for earlier periods is required upon adoption of SFAS 130 and SFAS 131, respectively. Application of the Statements' requirements is not expected to have a material impact on the Company's consolidated financial position, results of operations or income (loss) per share data as currently reported.

In October 1997, the American Institute of Certified Public Accountants ("AICPA") released Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"). Among other things, SOP 97-2 eliminates the distinction between significant and insignificant vendor obligations promulgated by SOP 91-1 and requires each element of a software arrangement to meet certain criteria in order to recognize revenue allocated to that element. Additionally, SOP 97-2 requires that total fees under an arrangement be allocated to each element in the arrangement based upon vendor specific objective evidence, as defined. SOP 97-2 is effective for software transactions entered into by the Company in fiscal 1998 and subsequent periods.

As a result of certain issues raised in applying SOP 97-2, in March 1998, the AICPA issued a Statement of Position ("SOP") which will delay for one year the effective date of certain provisions of SOP 97-2 with respect to what constitutes vendor-specific objective evidence of fair value of the delivered software element in certain multiple-element arrangements that include service elements entered into by entities that never sell the software elements separately. The Company does not anticipate that the adoption of SOP 97-2 and the subsequent SOP will have a material effect on the Company's results of operations. However, the ultimate resolution of the implementation issues referred to above could change the Company's expectation.

EXHIBIT 13.1.3                          INDEPENDENT AUDITORS' REPORT




The Board of Directors
MAI Systems Corporation:


We have audited the accompanying consolidated balance sheets of MAI Systems Corporation and subsidiaries as of December 31, 1996 and 1997 and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MAI Systems Corporation and subsidiaries as of December 31, 1996 and 1997 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP



Orange County, California
April 10, 1998

EXHIBIT 13.1.4    CONSOLIDATED BALANCE SHEETS

                           CONSOLIDATED BALANCE SHEETS
                           December 31, 1996 and 1997


ASSETS                                                                                   1996            1997
                                                                                         ----            ----
                                                                                  (in thousands except share data)
Current assets:
     Cash, including cash equivalents of $282 in 1996                                $   3,857        $   2,051
     Receivables, less allowance for doubtful accounts
       of $2,578 in 1996 and $1,983 in 1997                                             11,407           12,268

     Inventories                                                                         3,321            1,838
     Prepaids and other assets                                                           1,938            1,935
                                                                                     ---------        ---------

          Total current assets                                                          20,523           18,092

Furniture, fixtures and equipment, net                                                   4,065            4,355
Intangibles, net                                                                         6,804           10,723

Other assets                                                                             1,461            1,443
                                                                                     ---------        ---------

          Total assets                                                               $  32,853        $  34,613
                                                                                     =========        =========

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

Current liabilities:
     Line of credit                                                                  $      --        $   1,452
     Current portion of long-term debt                                                   1,394              682
     Accounts payable                                                                    6,852            6,863
     Customer deposits                                                                   1,763            1,776
     Accrued liabilities                                                                 7,312            6,477
     Income taxes payable                                                                  462              571
     Unearned revenue                                                                   11,010           11,967
                                                                                     ---------        ---------

          Total current liabilities                                                     28,793           29,788

Long-term debt                                                                             485            5,230
Other liabilities                                                                        1,517              261
                                                                                     ---------        ---------

         Total liabilities                                                              30,795           35,279
                                                                                     ---------        ---------

Stockholders' equity (deficiency):
     Preferred Stock, par value $0.01 per share; 1,000,000
          shares authorized, none issued and outstanding                                    --               --
     Common Stock, par value $0.01 per share; authorized
          25,000,000 shares; 8,292,935 shares and 10,298,539
          issued and issuable at December 31, 1996 and 1997, respectively                   88              105
     Additional paid-in capital                                                        212,351          219,379
     Cumulative translation adjustment                                                     100              503
     Accumulated deficit                                                              (210,481)        (220,653)
                                                                                     ---------        ---------

          Total stockholders' equity (deficiency)                                        2,058             (666)

     Commitments and contingencies
                                                                                     ---------        ---------
          Total liabilities and stockholders' equity (deficiency)                    $  32,853        $  34,613
                                                                                     =========        =========

The accompanying notes are an integral part of these consolidated financial statements.

EXHIBIT 13.1.5    CONSOLIDATED STATEMENTS OF OPERATIONS

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                 For the Year Ended December 31,
                                                                             ----------------------------------------
                                                                              (in thousands, except per share data)
Revenue:                                                                       1995            1996            1997
                                                                             --------        --------        --------
     Software, networks and professional services:
         Software sales                                                       $ 2,803        $  5,092           7,608
         Network and computer equipment                                        10,473           6,563          12,120
         Professional services                                                 11,236          13,980          30,735
                                                                              -------        --------        --------
                                                                               24,512          25,635          50,463

     Legacy revenue                                                            41,782          38,529          20,515
                                                                              -------        --------        --------

              Total revenue                                                    66,294          64,164          70,978
                                                                              -------        --------        --------

Direct costs:
     Software, networks and professional services:
         Software sales                                                           250           1,374           1,547
         Network and computer equipment                                         4,957           6,531           8,238
         Professional services                                                  8,936           9,318          17,531
                                                                              -------        --------        --------
                                                                               14,143          17,223          27,316
     Legacy costs                                                              27,106          25,707          16,380
                                                                              -------        --------        --------

              Total direct costs                                               41,249          42,930          43,696
                                                                              -------        --------        --------

              Gross profit                                                     25,045          21,234          27,282

Selling, general and administrative expenses                                   14,070          21,622          26,698
Restructuring charges (reversals)                                              (1,088)           (244)            900
Research and development costs                                                  2,667           3,117           5,583
Amortization and impairment of intangibles                                         --          14,776           2,331
Acquired in-process technology                                                     --           2,534              --
Other operating (income) expense                                                   (3)         (7,827)            445
                                                                              -------        --------        --------

              Operating income (loss)                                           9,399         (12,744)         (8,675)

Loss on subsidiaries held for sale                                                 --            (556)             --
Equity in net losses of unconsolidated subsidiaries                                --             (26)           (151)
Interest income                                                                   120             243             101
Interest expense                                                                 (348)           (345)         (1,181)
Minority interest in consolidated subsidiary                                     (165)             --              --
                                                                              -------        --------        --------

              Income (loss) before income taxes and extraordinary item          9,006         (13,428)         (9,906)

Provision for income taxes                                                        383              59             266
                                                                              -------        --------        --------

              Income (loss) before extraordinary item                           8,623         (13,487)        (10,172)

Extraordinary item                                                              1,566              --              --
                                                                              -------        --------        --------

              Net income (loss)                                               $10,189        $(13,487)       $(10,172)
                                                                              =======        ========        ========

Income (loss) per share - restated:

Basic income (loss) per share:
   Income (loss) before extraordinary item                                    $  1.26        $  (1.85)       $  (1.08)
   Extraordinary item                                                             .23              --              --
                                                                              -------        --------        --------
                                                                              $  1.49        $  (1.85)       $  (1.08)
                                                                              =======        ========        ========

Diluted income (loss) per share:
   Income (loss) before extraordinary item                                    $  1.12        $  (1.85)       $  (1.08)
   Extraordinary item                                                             .20              --              --
                                                                              -------        --------        --------

                                                                              $  1.32        $  (1.85)       $  (1.08)
                                                                              =======        ========        ========
Weighted average common shares
     used in determining income (loss) per share - restated

   Basic                                                                        6,820           7,309           9,408
                                                                              =======        ========        ========

   Diluted                                                                      7,724           7,309           9,408
                                                                              =======        ========        ========



The accompanying notes are an integral part of these consolidated financial statements.

EXHIBIT 13.1.6    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                                                                                                                   Total
                                                              Additional      Cumulative                       Stockholders'
                                                Common         Paid-In        Translation      Accumulated        Equity
                                                Stock          Capital        Adjustment         Deficit        (Deficiency)
                                              ---------       ----------      ------------     -----------     -------------
                                                                             (in thousands)
Balance at December 31, 1994                  $      59       $ 199,366        $     201        $(207,168)       $  (7,542)

  Reclassification of deferred gain on
    foreclosure                                      15              (2)              --              (15)              (2)
  Foreign currency gains                             --              --             (173)              --             (173)
  Net income                                         --              --               --           10,189           10,189
                                              ---------       ---------        ---------        ---------        ---------

Balance at December 31, 1995                         74         199,364               28         (196,994)           2,472

Issuance of common stock for
  acquisition of HIS, net                            12          10,638               --               --           10,650
Issuance of common stock for
  acquisition of GSI minority interest                1             959               --               --              960
Issuance of common stock for
  repayment of debt                                   1           1,136               --               --            1,137
Exercise of stock options and warrants               --              77               --               --               77
Stock option compensation                            --             177               --               --              177
Foreign currency translation losses                  --              --               72               --               72
  Net loss                                           --              --               --          (13,487)         (13,487)
                                              ---------       ---------        ---------        ---------        ---------

Balance at December 31, 1996                         88         212,351              100         (210,481)           2,058

Issuance of common stock, net                         3           2,300               --               --            2,303
  of stock issuance costs
Issuance of common stock for
  acquisition of GSI minority interest               --             104               --               --              104
Issuance of common stock in lieu
  of bonus payment                                    4           1,286               --               --            1,290
Exercise of stock options and warrants               11           3,072               --               --            3,083
Stock option compensation                            --             169               --               --              169
Issuance of warrants in
  connection with note payable                       --           1,027               --               --            1,027
HIS purchase price reduction                         (1)           (930)              --               --             (931)
Foreign currency translation gains                   --              --              403               --              403
Net loss                                             --              --               --          (10,172)         (10,172)
                                              ---------       ---------        ---------        ---------        ---------

Balance at December 31, 1997                  $     105       $ 219,379        $     503        $(220,653)       $    (666)
                                              =========       =========        =========        =========        =========



The accompanying notes are an integral part of these consolidated financial statements.

EXHIBIT 13.1.7  CONSOLIDATED STATEMENTS OF CASH FLOWS

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         Year Ended December 31,
                                                                                       --------------------------
                                                                                            (in thousands)

                                                                              1995              1996             1997
                                                                              ----              ----             ----
Cash flows from operating activities:
    Net income (loss)                                                       $   10,189       $ (13,487)      $ (10,172)
    Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
       Acquired in-process technology                                               --           2,534              --
       Amortization and impairment of intangibles                                   --          14,776           2,718
       Loss on subsidiary held for sale                                             --             556              --
       Depreciation and amortization                                             1,175           1,296           1,575
       Stock option compensation expense                                            --             177             169
       Write-off of software development costs                                      --             736              --
       Equity in net losses of unconsolidated subsidiaries                          --              26             151
       Provision for doubtful accounts receivable                                  613             603               6
       Provision for inventory obsolescence                                        734             490           1,174
       Net loss (gain) from foreign currency                                      (258)            125             466
       Extraordinary gain                                                       (1,566)             --              --
       Minority interest in consolidated subsidiary                                165              --              --
       Gain on sale of assets                                                     (346)             --              --
       Changes in assets and liabilities:
         (Increase) decrease in receivables                                     (1,750)         (2,123)            881
         (Increase) decrease in inventories                                     (2,092)           (621)            309
         Decrease (increase) in prepaids and other assets                           30             319            (199)
         Decrease (increase) in other assets                                        --             187            (341)
         (Decrease) increase in accounts payable
           and customer deposits                                                  (110)          2,213              20
         (Decrease) increase in accrued liabilities                             (1,848)         (3,477)          1,269
         (Decrease) increase in income taxes payable                               225              56             109
         (Decrease) increase in unearned revenue                                   585            (613)         (2,053)
         Increase (decrease) in deferred income taxes                               72            (132)             --
         Decrease in other liabilities                                          (1,290)            (33)         (1,842)
                                                                             ---------        --------       ---------
         Net cash provided by operating activities
           before reorganization items                                           4,528           3,608          (5,760)
       Payments for reorganization items                                          (153)             --              --
                                                                            ----------       ---------       ---------

         Net cash provided by (used in) operating activities                     4,375           3,608          (5,760)
                                                                            ----------       ---------       ---------

Cash flows from investing activities:
    Capital expenditures                                                        (2,029)        (1,105)          (1,157)
    Proceeds from sale of furniture, fixtures and equipment                        515             --               --
    Purchase of CIMPRO                                                              --             --           (6,228)
    Net cash acquired from the purchase of HIS                                      --            219               --
    Software development costs                                                      --           (736)            (291)
                                                                            ----------      ---------        ---------

         Net cash used in investing activities                                  (1,514)        (1,622)          (7,676)
                                                                            ----------      ---------       ----------



The accompanying notes are an integral part of these consolidated financial statements.

                                                                                       Year Ended December 31,
                                                                                       -----------------------
                                                                                           (in thousands)
                                                                               1995             1996            1997
                                                                            ---------        ----------      -----------
Cash flows from financing activities:
     Proceeds from issuance of common stock, net                           $       --        $       --      $     2,303
     Proceeds from issuance of subordinated
         notes payable                                                             --                --            6,000
     Payments received on notes receivable                                         --               174              237
     Repayments of long-term debt                                              (1,077)           (1,913)            (603)
     Receipt of notes receivable                                                 (805)             (500)             (25)
     Net increase in line of credit                                                --                --            1,452
     Proceeds from the exercise of stock options
         and warrants                                                              --                77            2,333
                                                                            ---------        ----------      -----------

         Net cash (used in) provided by financing activities                   (1,882)           (2,162)          11,697
                                                                            ---------        ----------      -----------

Effect of exchange rate changes on cash and cash  equivalents                     (44)              (53)             (67)
                                                                            ---------        ----------       ----------

         Net increase (decrease) in cash and cash
           equivalents                                                            935              (229)          (1,806)

Cash and cash equivalents at beginning of year                              $   3,151        $    4,086     $      3,857
                                                                            ---------        ----------     ------------

Cash and cash equivalents at end of year                                    $   4,086        $    3,857      $     2,051
                                                                            =========        ==========      ===========


Cash paid during the period for:
     Interest                                                               $     171        $      350      $     1,016
                                                                            =========        ==========      ===========
     Income taxes                                                           $      25        $        5      $       141
                                                                            =========        ==========      ===========



Supplemental disclosure of noncash investing and financing activities (see Notes 6, 9 and 17).


The accompanying notes are an integral part of these consolidated financial statements.

EXHIBIT 13.1.8    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF THE BUSINESS

MAI Systems Corporation (the "Company" or "MAI") designs, sells, installs and supports total technology solutions featuring complex wide and local area networks primarily in the hospitality, process manufacturing and gaming industries, for mid-size manufacturers and distributors. The Company provides a wide array of products and services to its customers who continue to use its proprietary host-based computer systems, including field engineering services, new and replacement equipment, operating systems and software application products. These products and services upgrade, enhance and integrate these legacy systems with currently available computer technologies. Directly and through its arrangement with a third party service provider, the Company provides on-site warranty service, re-manufacturing, and depot service to third-party computer distributors and manufacturers.

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

REVENUE RECOGNITION

Sales of network and computer equipment are generally recorded when the hardware is shipped. Software revenue is primarily recorded when the application software programs are installed. Hardware and software professional service fees are recognized as income on a time-apportioned basis over the period in which the services are provided. For certain fixed-price contracts, revenue is recognized upon installation.

CASH EQUIVALENTS

Cash equivalents consist of highly liquid investments which are readily convertible into known amounts of cash and have original maturities of three months or less. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

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

GOODWILL AND OTHER LONG-LIVED ASSETS

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, and other intangible assets are being amortized on a straight-line basis over the expected periods to be benefited, generally five to seven years. Long-lived assets and certain identifiable intangibles to be held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets that are to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell, except for assets covered by Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." In 1996, the Company identified certain impairment losses with regards to goodwill (See Notes 6 and 7) and, accordingly, wrote down the related assets based on their fair market value.

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

STOCK OPTION PLANS

Prior to January 1, 1996, the Company accounted for its stock option plans in accordance with the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income
(loss) and pro forma net income (loss) per share disclosures considering employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

FOREIGN CURRENCY TRANSLATION

The functional currency for all foreign subsidiaries is the applicable local currency except for MAI de Venezuela, S.A. ("Venezuela"), which operated in a highly inflationary economy and uses the U.S. dollar as its functional currency in accordance with SFAS No. 52, "Foreign Currency Translation." Accordingly, all translation gains and losses for foreign subsidiaries, except Venezuela, and gains and losses on intercompany foreign currency transactions that are of a long-term nature, are included in the cumulative translation adjustment as a separate component of stockholders' equity (deficiency).

Net foreign exchange transaction losses for 1995, 1996 and 1997 were $155,000, $107,000 and $125,000, respectively, and are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

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

In 1995 and 1996, all software development costs (consisting of the cost to purchase software and to develop software internally) were expensed, as part of research and development costs, as any amounts capitalizable in accordance with SFAS No. 86 were immaterial. The Company capitalized $291,000 of software development costs during 1997.

FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosure about Fair Value of Financial Instruments", requires entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. SFAS No. 107 defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. As of December 31, 1996 and 1997, the carrying value of cash and cash equivalents, receivables, accounts payable, accrued liabilities, income taxes payable and other liabilities approximate fair value due to the short term nature of such instruments. The carrying value of long-term debt approximates fair value as the related interest rates approximate rates currently available to the Company.

INCOME (LOSS) PER SHARE OF COMMON STOCK

Effective December 31, 1997, the Company adopted SFAS No. 128, "Earnings Per Share". This statement replaces the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All income (loss) per share amounts for all periods have been presented and restated to conform to the SFAS No. 128 requirements (see Note 19).

Basic and diluted income (loss) per share is computed using shares of common stock issued to date and expected to be issued in accordance with the Plan of Reorganization ("Common Stock") as discussed in Note 16, the weighted average shares of Common Stock issued outside the Plan of Reorganization and, in 1995 for the dilutive calculation, the dilutive effect of stock options and warrants outstanding. As of December 31, 1997, 6,755,751 shares had been issued pursuant to the Plan of Reorganization.

RECLASSIFICATIONS

Certain reclassifications have been made to the 1995 and 1996 consolidated financial statements to conform to the 1997 presentation.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board issued SFAS Nos. 130 and 131, "Reporting Comprehensive Income" ("SFAS 130") and "Disclosure about Segments of an Enterprise and Related Information" (SFAS 131"), respectively (collectively, the "Statements"). The Statements are effective for fiscal years beginning after December 15, 1997. SFAS 130 establishes standards for reporting of comprehensive income and its components in annual financial statements. SFAS 131 establishes standards for reporting financial and descriptive information about an enterprise's operating segments in its annual financial statements and selected segment information in interim financial reports. Reclassification or restatement of comparative financial statements or financial information for earlier periods is required upon adoption of SFAS 130 and SFAS 131, respectively. Application of the Statements' requirements is not expected to have a material impact on the Company's consolidated financial position, results of operations or loss per share data as currently reported.

In October 1997, the American Institute of Certified Public Accountants ("AICPA") released Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"). Among other things, SOP 97-2 eliminates the distinction between significant and insignificant vendor obligations promulgated by SOP 91-1 and requires each element of a software arrangement to meet certain criteria in order to recognize revenue allocated to that element. Additionally, SOP 97-2 requires that total fees under an arrangement be allocated to each element in the arrangement based upon vendor specific objective evidence, as defined. SOP 97-2 is effective for software transactions entered into by the Company in fiscal 1998 and subsequent periods.

As a result of certain issues raised in applying SOP 97-2, in March 1998, the AICPA issued a Statement of Position ("SOP") which will delay for one year the effective date of certain provisions of SOP 97-2 with respect to what constitutes vendor-specific objective evidence of fair value of the delivered software element in certain multiple-element arrangements that include service elements entered into by entities that never sell the software elements separately. The Company does not anticipate that the adoption of SOP 97-2 and the subsequent SOP will have a material effect on the Company's results of operations. However, the ultimate resolution of the implementation issues referred to above could change the Company's expectation.

NOTE 2 - INVENTORIES

Inventories are summarized as follows:

                                                    December 31,
                                                    ------------
                                                    (in thousands)
                                                 1996           1997
               Finished goods                  $ 2,277         $  1,068
               Replacement parts                 1,044              770
                                               -------         --------

                                               $ 3,321         $  1,838
                                               =======         ========

The Company has purchased many products and components from single sources of supply. Because the Company's current products are industry standard, the Company believes that alternative sources of supply of similar products would be available to the Company in the event of any interruption of delivery of a single source supplier. During the fourth quarter of 1997, the Company wrote-off approximately $1,151,000 of inventory primarily due to excess and obsolete parts which is reflected in direct costs in the accompanying consolidated statements of operations.

NOTE 3 - ASSETS HELD FOR SALE

During 1996, the Company entered into negotiations with a third party to sell 100% of the common stock of its Venezuelan and Puerto Rican subsidiaries for approximately $275,000. As a result, the net assets of the subsidiaries were written down to their net realizable value resulting in a charge of $556,000 in the fourth quarter of 1996. The net assets have been classified as current assets and are included in prepaids and other assets in the accompanying consolidated balance sheet as of December 31, 1996 and 1997, as the sale is currently expected to be completed during the second quarter of 1998.

NOTE 4 - FURNITURE, FIXTURES AND EQUIPMENT

The major classes of furniture, fixtures and equipment are as follows:

                                                                            December 31,
                                                                            ------------
                                                                            (in thousands)
                                                                          1996           1997
                                                                       ---------      ---------
               Furniture, fixtures and equipment                       $   2,006      $   2,676
               Equipment held for administrative purposes                 10,356         11,279
               Leasehold improvements                                        497            457
                                                                       ---------      ---------
                                                                          12,859         14,412

               Less:  accumulated depreciation and amortization           (8,794)       (10,057)
                                                                       ---------      ---------

                                                                       $   4,065      $   4,355
                                                                       =========      =========

NOTE 5 - JOINT VENTURES

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

NOTE 6 - ACQUISITIONS AND AGREEMENTS

HOTEL INFORMATION SYSTEMS, INC.

Effective August 9, 1996, the Company acquired substantially all of the assets and assumed certain liabilities of Hotel Information Systems, Inc. ("HIS") pursuant to an asset purchase agreement dated June 30, 1996 (as amended July 10, 1996) for 1,179,000 unregistered shares of Common Stock valued at $10,900,000. The net assets acquired from HIS are used in the business of software design, engineering and service relating to hotel information systems. The net assets also included subsidiaries of HIS in Singapore, Hong Kong, Australia and Mexico. The acquisition of HIS has been accounted for by the purchase method of accounting. The total purchase price for HIS was $21,373,000, which included net liabilities assumed of HIS of $7,873,000 and acquisition costs of approximately $2,600,000.

A preliminary allocation of the purchase price is as follows:


                                                                            Allocation of         Amortization
                                                                           Purchase Price         (Useful Life)
                                                                           --------------         -------------
                                                                                      (in thousands)
               Goodwill                                                      $   17,914               7 years
               Customer list                                                        925               7 years
               In-process technology charged to operations
                  during the fourth quarter of 1996                               2,534                N/A
                                                                             ----------
                                                                             $   21,373
                                                                             ==========

Included in the net liabilities assumed in connection with the acquisition of HIS was $2,185,000 of debt. In 1996, subsequent to such acquisition, the Company issued 122,919 shares of its Common Stock valued at $1,137,000 to repay certain of the outstanding debt assumed.

During 1996, the Company entered into arbitration proceedings regarding the purchase price of HIS. The Company placed approximately 1,100,000 shares of Common Stock issued in connection with the acquisition of HIS in an escrow account to be released in whole, or in part, upon final resolution of post closing adjustments.

In November 1997, the purchase price for the acquisition of HIS was reduced by $931,000 pursuant to arbitration proceedings. As a result, goodwill was reduced $931,000 and approximately 100,650 shares will be released from the escrow account and returned to the Company. In addition, further claims relating to legal costs and certain disbursements currently estimated at $1,141,000 are presently pending. Resolution of such claims may result in a further reduction in the purchase price and a corresponding release of additional escrow shares to the Company. The amount and number of shares will be determined based on the final resolution of such claims. Accordingly, as of December 31, 1997, the final purchase price has not been determined.

The Company will, as needed, pursuant to the asset purchase agreement, issue additional shares of Common Stock in order that the recipients ultimately receive shares worth a fair value of $9.25 per share (subject to increase in such amount to approximately $10.00 per share by year end 1997). This adjustment applies to a maximum of 810,004 shares of Common Stock. As of December 31, 1997, the fair market value of the Company's common stock was $2.50 per share which would result in approximately 2,430,000 additional shares issued.

In connection with the acquisition of HIS, a restructuring plan was implemented comprising an employee severance program, an employee relocation program and excess facilities. An amount of $1,360,000 relating to this restructuring plan was included in the cost of acquiring HIS. During the five-month period ended December 31, 1996 and the year ended December 31, 1997, approximately $274,000 and $400,000, respectively, of costs were paid. During 1997, approximately $686,000 of the HIS restructuring reserves were reversed resulting in a reduction of goodwill. As a result, the HIS restructuring reserves were fully utilized or reversed during 1997. Included in accrued liabilities in the accompanying consolidated balance sheet at December 31, 1996 is approximately $1,086,000 of HIS restructuring reserves.

GAMING SYSTEMS INTERNATIONAL

In May 1996, the Company acquired the remaining 30% minority interest shares of GSI for 98,462 unregistered shares of Common Stock, which were valued at $960,000, and issued $1,175,000 of notes payable. The acquisition was accounted for as a "step acquisition" using the purchase method of accounting. In connection with the step acquisition of GSI, the Company recorded goodwill of $1,970,000.

In March 1997, the Company acquired options to purchase 3.5% of GSI common stock from two individuals in exchange for 14,930 unregistered shares of the Company's Common Stock valued at $104,500 and notes payable of $104,500. The transaction resulted in an increase in goodwill of $209,000.

The Company will, as needed, pursuant to the agreements to acquire the 30% minority interest shares and options, issue additional shares of Common Stock in order that the recipients ultimately receive shares worth a fair market value of $9.75 and $7.50 per share, respectively, but the total number of additional shares issued under these provisions will not exceed 45,424 shares. As of December 31, 1997, the fair market value of the Company's Common Stock was $2.50 per share, which would result in the maximum number of additional shares (45,424) being issued. The Company is expecting to settle the number of additional shares to be issued during 1998.

CIMPRO

On March 6,1997, the Company acquired substantially all the assets and assumed certain liabilities of CIMPRO, which develops and markets process manufacturing software, for $5,900,000 in cash and $328,000 of direct costs related to the acquisition. To finance the acquisition of CIMPRO, the Company sold 400,000 shares of its Common Stock in a private placement for $6.50 per share and issued $6,000,000 of 11% subordinated notes payable due in 2004 to an investment fund managed by Canyon Capital Management LP ("Canyon"). Interest on the subordinated notes is payable semi-annually commencing September 3, 1997.

Associated with the stock issuance, the Company incurred $300,000 of issuance costs which are included in additional paid-in capital in the accompanying consolidated balance sheet as of December 31, 1997.

The acquisition of CIMPRO has been accounted for using the purchase method of accounting. The allocation of the purchase price is as follows:

                                                      Allocation of
                                                     Purchase Price
                                                     (in thousands)
                                                     --------------
                 Net current liabilities               $ (1,061)
                 Furniture, fixtures and equipment          400
                 Intangibles                              7,475
                 Long-term liabilities                     (586)
                                                       --------
                                                       $  6,228
                                                       ========

Intangible assets are being amortized on a straight-line basis over the expected periods to be benefited of five to seven years.

MANBASE

In May 1996, the Company reacquired the distribution rights to MANBASE 8.0, a manufacturing software application, from Sextant Corporation for approximately $30,000 cash and the forgiveness of $500,000 accounts and notes receivable due from Sextant. The acquisition was accounted for using the purchase method of accounting. In connection with the acquisition, the Company recorded intangible assets of $530,000. The Company recorded an impairment charge of $492,000 to intangible assets in the fourth quarter of 1996. The impairment of the intangible assets was determined based upon projected discounted future cash flows.

ENTERPRISE HOSPITALITY SOLUTIONS

Effective October 1, 1996, the Company entered into an exclusive and perpetual license agreement with Enterprise Hospitality Solutions ("Licensor") for substantially all current and future versions of software, derivative works, enhancements, modifications and improvements relating to the hotel, resort, hospitality, or gaming industry products of Licensor.

In consideration for the rights and licenses granted to the Company by the Licensor, the Company shall pay a $1,000,000 license acquisition fee. As of December 31, 1996 and 1997, the Company had paid $125,000 and $675,000, respectively, of the license acquisition fee. As of December 31, 1996 and 1997, $475,000 and $325,000, respectively, were classified as accrued liabilities in the accompanying consolidated balance sheets. As of December 31, 1996, $400,000 was included in other long-term liabilities, in the accompanying consolidated 1996 balance sheet (see Note 10). The $1,000,000 license acquisition fee was capitalized and is being amortized over a three-year period which commenced in 1997. As of December 31, 1996 and 1997, the unamortized balance of the license acquisition fee was $1,000,000 and $727,000, respectively, and is included in other assets in the accompanying consolidated balance sheets.

Additionally, under the license agreement, the Company shall pay the Licensor royalties of 20% of net revenues subject to certain minimum royalties commencing April 1997. Minimum annual royalties payable to the Licensor for the three successive twelve-month periods subsequent to December 1997 are $1,000,000, $1,500,000 and $2,500,000, respectively.

NOTE 7 - INTANGIBLE ASSETS

Intangible assets consist of the following


                                                             December 31,
                                                             ------------
                                                            (in thousands)
                                                          1996           1997
                                                        --------       ---------
                  Goodwill                                $6,397       $  12,337
                  Capitalized Software                        --             291
                  Customer list                              925             925
                                                        --------       ---------
                                                           7,322          13,553
                  Less: accumulated amortization            (518)         (2,830)
                                                        --------       ---------

                         Total                          $  6,804       $  10,723
                                                        ========       =========

In October 1996, the Company recorded an impairment charge of $13,787,000 to goodwill relating to the discontinuance of product lines acquired from HIS (see
Note 6). The impairment of goodwill was determined based upon projected discounted future cash flows.

NOTE 8 - LINE OF CREDIT

In 1995, the Company negotiated a $4,000,000 secured revolving credit facility. The availability of this line of credit is based on a calculation reflecting the age and nature of certain accounts receivable. The facility is secured by domestic and Canadian accounts receivable and inventory and bears interest at prime plus 2%. The facility expires in May 1998. At December 31, 1997, the available balance was approximately $50,000. As of December 31, 1997, the outstanding balance under the facility was $1,452,000. There were no amounts drawn under this facility as of December 31, 1996.

The facility contains various restrictions and covenants, including maintaining minimum tangible net worth and working capital. The Company was in compliance with or received waivers for all restrictions and covenants at December 31, 1997.

Loan origination fees of approximately $121,000 were incurred in connection with this line of credit and are being amortized to interest expense over the term of the facility.

NOTE 9 - LONG-TERM DEBT

Long-term debt outstanding is as follows:

                                                                                      December 31,
                                                                                      ------------
                                                                                      (in thousands)
                                                                                    1996          1997
                                                                                 ---------     ----------
                  Notes payable                                                  $   1,240     $    4,670
                  Obligations under capital leases                                     185            493
                  Tax claims                                                           266            281
                  Other                                                                188            468
                                                                                 ---------     ----------
                                                                                     1,879          5,912
                  Less: current installments                                        (1,394)          (682)
                                                                                 ---------     ----------

                  Noncurrent portion                                             $     485     $    5,230
                                                                                 =========     ==========

Aggregate maturities of long-term debt are as follows:

                                            Year Ending December 31,
                                                 (in thousands)
                                    1998                                $    682
                                    1999                                     540
                                    2000                                     112
                                    2001                                      79
                                    2002                                      30
                                    Thereafter                             4,469
                                                                        --------

                                                                        $  5,912
                                                                        ========

NOTES PAYABLE

Two notes payable were issued in connection with the Company's May 1996 acquisition of the remaining 30% minority interest shares of GSI (the "GSI Notes") (see Note 6). The GSI notes are unsecured and bear an imputed interest rate of 10% per annum. The first GSI Note required monthly payments of $51,500 and matured on February 28, 1997 at which time all remaining principal and accrued interest were paid in full. The second GSI Note requires monthly payments of $40,000 (commencing April 1, 1997) and matures on May 31, 1998, at which time all remaining principal and accrued interest are due.

A note payable arose in connection with the acquisition of a business in April 1990 (the "CLS Note"). In November 1994, an agreement was reached whereby the purchase price of the business acquired was reduced by $1,614,000 and a new CLS Note was issued in the amount of $1,700,000. The CLS Note is payable over three years on a quarterly basis. Interest was compounded monthly at prime plus 1%. The CLS Note was guaranteed by BGLS (the Company's former parent). The remaining balance of the CLS note was paid in full during 1997.

On March 3, 1997, the Company issued $6,000,000 of 11% subordinated notes payable due in 2004 to an investment fund managed by Canyon Capital Management LP ("Canyon") with detachable warrants to purchase 750,000 shares of the Company's Common Stock at $8 per share. These warrants were exercisable and callable (by the Company) under certain circumstances at any time within seven years and the 11% subordinated notes may be used to exercise the warrants. The Company recorded an original issue discount of $1,027,000 which represents the fair value of the warrants at the time of issuance. The fair value of the warrants was recorded as a reduction in the face value of the subordinated notes and is being amortized to interest expense over the term of the subordinated notes. The unamortized balance of the original issue discount was $781,000 at December 31, 1997.

In September 1997, the Company reduced the exercise price of 800,000 warrants (750,000 related to the subordinated debt and 50,000 held by a related party - see Note 18) to $3.04 per share, which approximated fair market value of the Company's Common Stock. As a result, holders of the warrants exercised such warrants and acquired 800,000 shares of the Company's Common Stock at $3.04 per share. Such exercises were paid in cash, except that holders of warrants relating to the subordinated debt, as allowed under the terms of the debt agreement, applied $750,000 of the principal amount of the subordinated debt in payment of a portion of the warrant exercise price.

TAX CLAIMS

Tax claims include pre-petition unsecured tax claims for income and property taxes from various taxing authorities. Under the terms of the Plan of Reorganization (see Note 16), such amounts are to be paid in full in cash in annual installments over six years with interest at 6%. Upon agreement with the respective taxing authority, tax claims are classified as debt, otherwise such claims are classified as accrued liabilities and other long-term liabilities in the accompanying consolidated balance sheets at December 31, 1996 and 1997. Currently, the Company is disputing tax claims of $758,000 of the remaining tax claims of approximately $970,000.

During 1995, certain of these claims were settled and paid and others were expunged by the Bankruptcy Court. The favorable settlement of these claims of $1,566,000 is classified as an extraordinary gain in the accompanying consolidated statements of operations.

NOTE 10 - ACCRUED LIABILITIES AND OTHER LONG-TERM LIABILITIES

Accrued liabilities consist of the following:

                                                                                      December 31,
                                                                                      ------------
                                                                                      (in thousands)
                                                                                   1996           1997
                                                                                 -------        --------
                  Salaries, wages and commissions                                $ 1,767        $  1,422
                  Accrued bonus to related party                                   1,188              --
                  Accrued warranty, insurance & sales taxes                           --           1,180
                  Accrued vacation                                                 1,190             698
                  Field service outsourcing accrual                                1,818           1,838
                  Other                                                            1,349           1,339
                                                                                 -------        --------
                        Total                                                    $ 7,312        $  6,477
                                                                                 =======        ========

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

As of December 31, 1996, $658,000 was classified as accrued liabilities and $445,000 was classified as long-term liabilities, respectively, in the accompanying consolidated balance sheets relating to the outsourcing of the Company's field service operations in 1996 and its restructuring plan (see Note
15). Also included in accrued liabilities as of December 31, 1996 is $1,086,000 of restructuring costs associated with the acquisition of HIS (see Note 6).

Other long-term liabilities at December 31, 1997 and 1996 include disputed tax claims which are payable in 1998 and beyond (see Note 9). Also included in other long-term liabilities at December 31, 1996 is $400,000 due under a license agreement (see Note 6).

NOTE 11 - INCOME TAXES

The components of income (loss) before income taxes and extraordinary item are as follows:

                                                                            Years Ended December 31,
                                                                            ------------------------
                                                                                (in thousands)
                                                                       1995         1996         1997
                                                                     --------     --------     ---------
              U.S.                                                   $  7,952     $(12,452)    $ (12,492)
              Foreign                                                   1,054         (976)        2,586
                                                                     --------     --------     ---------

                      Total                                          $  9,006     $(13,428)    $  (9,906)
                                                                     ========     ========     =========

The income tax provision (benefit) is comprised of the following:

                                                                           Years Ended December 31,
                                                                         ------------------------
                                                                              (in thousands)
                                                                       1995         1996         1997
                                                                     ---------    --------     ---------
              Current:
                U.S. Federal                                         $    331     $    129     $      --
                State                                                      27           39            --
                Foreign                                                   (47)          23           266
                                                                     ---------    --------     ---------

                                                                          311          191           266
              Deferred:
                U.S. Federal                                               --           --            --
                Foreign                                                    72         (132)           --
                                                                     --------     ---------    ---------

                                                                           72         (132)           --

                     Total                                           $    383     $     59     $     266
                                                                     ========     ========     =========

Deferred tax assets and liabilities result from differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The significant components of the deferred income tax assets and deferred income tax liabilities are as follows:

                                                                                       December 31,
                                                                                -------------------------
                                                                                     (in thousands)
                                                                                  1996            1997
                                                                                ---------      ----------
                  Deferred tax assets:
                    Net operating loss carryforwards                            $  10,064      $   15,214
                    Property, plant and equipment                                   1,200           1,201
                    Restructuring and other reserves                                  667             247
                    Inventory reserves                                                714             432
                    Allowance for doubtful accounts                                   992           1,178
                    Capitalized software and intangibles                            5,473           3,868

                    Accrued expenses                                                1,486             417
                    Other                                                           1,001           1,364
                                                                                 ---------       ---------
                                                                                   21,597          23,921
                  Less: valuation allowance                                       (21,597)        (23,921)
                                                                                 ---------       ---------

                         Net deferred tax assets                                 $     --        $     --
                                                                                 =========       =========

The Company recorded certain deferred tax assets as of December 31, 1997 that were previously omitted due to contingencies that were resolved during the year. However, the Company has recorded a valuation allowance in the amount set forth above for certain deductible temporary differences where it is not more likely than not the Company will receive future tax benefits. The net change in the valuation allowance for the year ended 1997 was $2,324,000.

The portion of the valuation allowance for which subsequently recognized tax benefits will be applied directly to contributed capital is $209,000.

The Company has Federal and state net operating losses (NOL) carryovers of approximately $40,800,000 and $11,900,000 respectively. These NOL carryovers will expire in the years 1998 through 2012. The Company's utilization of a portion of its NOL carryovers is subject to an annual limitation under Section 382 of the Internal Revenue code. The amount of this limitation is not known at this time. Furthermore, the tax returns of BGLS Group, the Company's former parent company, for certain years in which the Company was included, are currently under examination by the Internal Revenue Service. The outcome of that examination has not yet been determined. Accordingly, the Company's net operating loss carryovers may be significantly limited; however, the Company does not believe that it will ultimately have a material effect on the financial statements. In addition, the Company has foreign net operating loss carryovers of $1,400,000 which will expire in the years 1998 through 2004.

The Company has not provided for U.S. Federal income and foreign withholding taxes on $2.5 million of non-U.S. subsidiaries' undistributed earnings as of December 31, 1997, because such earnings are intended to be reinvested indefinitely as defined under APB 23. If these earnings were distributed, the additional tax liability of the company would not be material

The provision (benefit) for income taxes differs from the amount computed by applying the Federal corporate income tax rate of 34% to income (loss) before income taxes and extraordinary item as follows:

                                                                          Years Ended December 31,
                                                                   -----------------------------------
                                                                                (in percentages)
                                                                    1995            1996         1997
                                                                   -------        -------       -------
              Statutory tax rate                                     34.0%         (34.0)%      (34.0)%
              Change in valuation allowance -                          --             --         23.5
              Write-off of intangibles                                 --           44.4           --
              Deferred tax assets realized but previously
                 reserved including utilization of net
                operating losses                                    (29.4)         (12.7)          --
              Expiration of state NOLs                                 --             --         10.2
              Effect of foreign operations                           (4.0)           1.5          6.2
              Other                                                   3.7            1.2         (3.2)
                                                                   ------          -----         ----

                Effective tax rate                                    4.3%           0.4%         2.7%
                                                                    =====          =====          ===

NOTE 12 - GEOGRAPHIC AREA AND SEGMENT INFORMATION

The Company operates in one industry segment, the design, sale, installation and support of total information system solutions. Information with respect to the Company's operations by significant geographic area is set forth below. "United States" includes operations in Puerto Rico. "Other foreign" includes operations in Mexico, Venezuela, United Kingdom, Singapore, Malaysia, Hong Kong, and the Netherlands. During 1994, the Company closed its operations in Mexico and a decision was taken to discontinue certain of its operations in Costa Rica, Singapore, Malaysia and Hong Kong. In connection with the acquisition of HIS (see Note 6), the Company acquired operations in Singapore, Hong Kong and Australia.

                                                        Year Ended December 31,
                                                            (in thousands)
                                                 1995            1996            1997
                                               --------        --------        --------
  Revenue from unaffiliated customers:
  United States                                $ 56,410        $ 54,898        $ 57,321


  Asia                                               --              --           6,635
  Canada                                          7,482           5,931           4,862
  Other foreign                                   2,402           3,335           2,160
                                               --------        --------        --------
                                               $ 66,294        $ 64,164        $ 70,978
                                               --------        --------        --------
United States revenue from
  foreign affiliates                           $    898        $    665        $  1,119
United States export sales                     $    163        $     73        $     --
                                               --------        --------        --------

Operating income (loss):
  United States (including export sales)       $  8,377        $(12,285)       $(11,240)
  Asia                                               --              --           1,284
  Canada                                          1,712             589             751
  Other foreign                                    (690)         (1,048)            530
                                               --------        --------        --------
                                               $  9,399        $(12,744)       $ (8,675)
                                               --------        --------        --------
Identifiable assets:
  United States                                $ 17,436        $ 26,308        $ 28,466
  Asia                                               --              --           3,676
  Canada                                          2,167           1,414           1,510
  Other foreign                                   1,430           5,131             961
                                               --------        --------        --------

                                               $ 21,033        $ 32,853        $ 34,613
                                               ========        ========        ========

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

Following are revenues by the Company's lines of business for the years ended December 31, 1997, 1996 and 1995 (in thousands).

                                                  YEAR ENDING DECEMBER 31,
                                                      (IN THOUSANDS)
1997:
                                       Process
                     Hospitality    Manufacturing      Gaming        Legacy        Other         Total
                     -----------    -------------      ------        ------        -----         -----
Hardware               $  5,410        $  2,237       $  3,176       $  1,228     $  1,298      $ 13,349
Software                  5,899           1,106            579            221           24         7,829
Professional
   Services              21,411           7,586            839         19,066          898        49,800
                       --------        --------       --------       --------     --------      --------
                       $ 32,720        $ 10,929       $  4,594       $ 20,515     $  2,220      $ 70,978
                       ========        ========       ========       ========     ========      ========

1996:
                                       Process
                     Hospitality    Manufacturing      Gaming        Legacy        Other         Total
                     -----------    -------------      ------        ------        -----         -----
Hardware               $  3,895        $    139       $  1,142       $  7,394     $  1,387      $ 13,957
Software                  3,619             830            570            451           73         5,543
Professional
   Services              10,017           1,988            605         30,684        1,370        44,664
                       --------        --------       --------       --------     --------      --------
                       $ 17,531        $  2,957       $  2,317       $ 38,529     $  2,830      $ 64,164
                       ========        ========       ========       ========     ========      ========

1995:
                                       Process
                     Hospitality    Manufacturing      Gaming        Legacy        Total
                     -----------    -------------      ------        ------        -----
Hardware               $  1,622        $  1,088       $  7,764       $  7,608     $ 18,082
Software                  1,065             429          1,308          1,442        4,244
Professional
   Services               5,752           5,166            319         32,731       43,968
                       --------        --------       --------       --------     --------
                       $  8,439        $  6,683       $  9,391       $ 41,781     $ 66,294
                       ========        ========       ========       ========     ========

NOTE 13 - STOCKHOLDERS' EQUITY (DEFICIENCY)

STOCK OPTION PLANS

In connection with the Plan of Reorganization (see Note 16), the Company adopted the MAI Systems Corporation 1993 Stock Option Plan (the "1993 Plan") which became effective on January 27, 1994. Under the 1993 Plan, 1,250,000 authorized shares of Common Stock are reserved for issuance of options. Options under the 1993 Plan may be granted at exercise prices determined by the Compensation Committee of the Board of Directors, provided that the exercise prices shall not be less than the fair market value of the Common Stock on the date of grant. At December 31, 1997, 238,468 options under the 1993 Plan were exercisable and the weighted-average exercise price of these options was $5.04

In July 1995, the Board of Directors adopted the Non-Employee Director's Stock Option Plan (the "Director's Plan"). Under the Director's Plan, certain directors who are not employees of the Company or any affiliate of the Company are eligible to receive stock options. The Director's Plan provides each non-employee director who is elected or appointed and duly qualified, be granted automatically a one-time option to purchase 31,250 shares of Common Stock. The option vests in five equal installments, the first of which occurs on the six-month anniversary of the non-employee director's election or appointment to the Board, and thereafter on the date of each successive re-election to another annual term. The number of shares of Common Stock reserved for issuance pursuant to the Director's Plan is 125,000 shares. The exercise price shall not be lower than the fair market value of the Common Stock on the date of grant. As of December 31, 1997, 37,500 options under the Director's Plan were exercisable and the weighted-average exercise price of these options was $7.80.

At December 31, 1997, there were 224,658 additional shares available for grant under the stock option plans. The per share weighted-average fair value of stock options granted during 1995, 1996 and 1997 was $2.56, $4.90 and $4.52, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: 1995 and 1996 - risk-free interest rate of 6.20%, volatility of 65% and an expected life of 5 years; 1997 -risk-free interest rate of 6.20%, volatility of 70% and an expected life of 5 years.

The Company applies APB Opinion No. 25 in accounting for its stock option plans and, accordingly, no compensation cost using the intrinsic value method has been recognized for its stock option grants in the financial statements, except as noted below. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have been reduced (increased) to the pro forma amounts indicated below:

                                                                                 Years ended December 31,
                                                                       -----------------------------------------------
                                                                            (in thousands except per share data)
                                                                          1995              1996             1997
                                                                          ----              ----             ----
        Net income (loss):                       As reported           $    10,189      $   (13,487)      $   (10,172)
                                                 Pro forma                   9,971          (14,210)          (11,191)

        Basic income                             As reported           $      1.49      $     (1.85)      $     (1.08)
           (loss) per share:                     Pro forma                    1.46            (1.94)            (1.19)

        Diluted income (loss) per share          As reported           $      1.32      $     (1.85)            (1.08)
                                                 Pro forma                    1.29            (1.94)            (1.19)

Pro forma net income (loss) and pro forma net income (loss) per share reflects only options granted in 1995, 1996 and 1997. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income (loss) amounts presented above because compensation cost is reflected over the options' vesting period of four years.

The following is a summary of stock option activity under the Company's stock option plans:

                                                                           Number of           Weighted-average
                                                                            shares              exercise price
                                                                            ------              --------------
                  Options outstanding at December 31, 1995                  657,291                 $   2.56

                       Granted                                              393,500                     9.16
                       Exercised                                            (66,830)                    1.87
                       Canceled                                             (21,004)                    5.02
                                                                            --------

                  Options outstanding at December 31, 1996                  962,957                 $   5.36

                       Granted                                              518,167                     4.52
                       Exercised                                           (206,777)                    1.70
                       Canceled                                            (249,005)                    6.08
                                                                           ---------

                  Options outstanding at December 31, 1997                1,025,342                 $   5.45
                                                                          =========

At December 31, 1997, the range of exercise prices and weighted-average remaining contractual life of outstanding options under the Company's stock option plans were $1.65- $10.125 and 8.67 years, respectively.

During 1996 and 1997, the Company accelerated the vesting period of certain stock options granted to certain employees of the Company resulting in a new measurement date of such options. The exercise prices of the options were below the fair market value on the date of acceleration. Accordingly, earned compensation of approximately $177,000 and $169,000 has been recorded for the difference between the option exercise price and fair market value on the date of acceleration in 1996 and 1997, respectively.

PREFERRED STOCK

On May 20, 1997, the Company authorized the issuance of up to 1,000,000 shares of $0.01 par value preferred stock. The Board of Directors has the authority to issue the preferred stock, in one or more series, and to fix the rights, preferences, privileges and restrictions thereof without any further vote by the holders of Common Stock.

NOTE 14 - EMPLOYEE BENEFITS

SAVINGS PLANS

On October 1, 1995, the Company established a Savings and Investment Plan covering substantially all the Company's domestic employees (the "Domestic Plan"). The Domestic Plan qualifies under Sections 401(k) and 401(a) of the Internal Revenue Code. Participating employees are allowed to contribute from 1% to 15% of their annual compensation. In 1995, the Company contributed a discretionary matching contribution of 10% of employee contributions up to a maximum of 6% of their annual compensation. For 1995, contributions to the Domestic Plan by the

Company were approximately $18,000. During 1996 and 1997, the Company did not make contributions to the Domestic Plan.

The Company's Canadian subsidiary offers to its employees a money purchase plan for benefits accruing in respect of service from August 1, 1985 for substantially all full-time employees (the "Canadian Plan"). Participating employees are allowed to contribute between 2% and 6% of their annual compensation. The Company contributes an amount equal to 50% of the employee contributions up to a maximum of 2% of annual compensation. Contributions to the Canadian Plan by the Company were approximately $32,000, $31,000 and $12,000 for 1995, 1996 and 1997, respectively.

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

The actuarially computed domestic pension costs included the following components:

                                                                          Year Ended December 31,
                                                                   --------------------------------------
                                                                              (in thousands)
                                                                     1995          1996            1997
                  Service costs-benefits earned
                    during the year                                $     40       $    40        $     40
                  Interest cost on projected benefit                     98           109             113
                  Actual loss (return) on assets for
                     the period                                       (213)         (145)           (246)
                  Amortization and deferral, net                        132            64             149
                                                                   --------       -------        --------

                  Net periodic pension expense                     $     57       $    68        $     56
                                                                   ========       =======        ========

The following table sets forth the domestic defined benefit plan's funded status and amounts recognized in the Company's consolidated balance sheets:

                                                                                      December 31,
                                                                                 ------------------------
                                                                                     (in thousands)
                                                                                   1996            1997
                                                                                 --------        --------
                  Actuarial present value of benefit obligations:
                     Vested benefit obligation                                   $  1,532        $  1,542
                                                                                 --------        --------

                  Accumulated benefit obligation                                    1,532           1,542
                                                                                 --------        --------
                  Projected benefit obligation for service
                    rendered to date                                                1,532           1,542
                  Plan assets at fair value                                         1,244           1,408
                                                                                 --------        --------

                  Projected benefit obligation in excess of
                    plan assets                                                       288             134
                  Unrecognized net loss from past experience
                    different from that assumed and effects of
                    changes in assumptions                                          (150)            (42)
                                                                                 --------        --------

                  Accrued pension cost                                           $    138        $     92
                                                                                 ========        ========


The actuarial assumptions used are as follows:

                                                                           December 31,
                                                                --------------------------------
                                                                         (percentages)
                                                                 1995         1996         1997
                                                                 ----         ----         ----
        Weighted-average discount rate                           7.25%        7.75%        7.25%
        Expected long-term rate of return on assets               8.0%         8.0%        7.75%
                                                                ------      -------      -------

NOTE 15 - RESTRUCTURING COSTS

Prior to 1994, a restructuring plan was implemented comprising employee severance programs, excess facilities and lease termination costs. During 1995, 1996 and 1997, approximately $464,000, $397,000 and $119,000, respectively, of costs and payments have been charged against this balance. During 1996, $244,000 was reversed due to changes in the underlying estimates for excess space and credited to selling, general and administrative expenses in the accompanying consolidated statement of operations in 1996. The remaining balance at December 31, 1996 and 1997 of $237,000 and $118,000, respectively, mainly comprised lease obligations for excess space.

In 1994, to facilitate operating efficiencies, the Company restructured along functional lines of business and disposed or closed certain operations. An amount of $1,814,000 was charged to selling, general and administrative expenses in 1994 comprising termination benefits to involuntarily terminated employees, costs associated with vacating certain business premises and severance obligations to past officers of the Company. At December 31, 1994, the remaining balance was approximately $2,044,000. During 1995, approximately $380,000 of costs were paid, a settlement was reached with a past officer of the Company, whereby severance benefits for $576,000 were offset against a note receivable from such officer and lease obligations for excess facilities no longer required of approximately $1,088,000 were reversed and credited to selling, general and administrative expenses in the accompanying consolidated statement of operations in 1995.

In September 1997, management authorized and committed the Company to a restructuring plan to eliminate operations and related expenses which were not required to support the Company's operations of software sales and professional services. In connection with the restructuring plan, the Company recorded a restructuring charge of $900,000 to recognize severance, benefits and other related costs for the employees to be terminated. During 1997, the Company paid approximately $875,000 of severance and termination benefits. The remaining balance of $25,000 at December 31, 1997 mainly consists of remaining severance and termination benefits and is expected to be paid in 1998.

NOTE 16 - PLAN OF REORGANIZATION

In connection with the Company's Chapter 11 bankruptcy proceedings in 1993, shares of Common Stock are currently being distributed by the Company to its former creditors pursuant to the Plan of Reorganization (the "Plan") as approved by United States Bankruptcy Court. The Company anticipates that approximately 6,820,338 shares of Common Stock will be issued. As of December 31, 1997, 6,755,751 shares had been issued pursuant to the Plan.

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

NOTE 17 - COMMITMENTS AND CONTINGENCIES

LEASES

The Company leases certain facilities and equipment, some of which are in excess of the Company's current and anticipated needs (and have been included in accrued liabilities and other long-term liabilities in the balance sheet at December 31, 1996 and 1997) (see Note 10), under both month-to-month and fixed-term agreements.

The aggregate minimum rentals under operating leases with noncancelable terms of one year or more are as follows:

                              Year Ending December 31,
                              ------------------------
                                  (in thousands)
                  1998                                  $2,155
                  1999                                   1,675
                  2000                                   1,418
                  2001                                   1,001
                  2002                                     957
                  Thereafter                               185
                                                       -------
                                                       $7,391
                                                       =======

Rental expense was approximately $1,467,000, $1,961,000, and $2,226,000 for the years ended December 31, 1995, 1996, and 1997, respectively.

LEGAL PROCEEDINGS

In June 1996, the Company received an $8,500,000 cash settlement relating to the proposed sale of certain of its subsidiaries in 1993. The settlement, net of $525,000 of legal fees, is included in other operating income in the 1996 consolidated statement of operations.

The Company has filed and will continue to file objections to claims asserted in its Chapter 11 bankruptcy proceedings. The majority of these claims would, if upheld, give rise to allowed unsecured claims entitling the respective claimants to distributions of Common Stock. A number of filed objections in respect of secured claims, administrative claims, priority claims, tax claims, convenience claims and cure claims were still outstanding at December 31, 1997. To the extent the Company's objection to such claims are not sustained, the Company will be obligated to pay such claims in a lump sum in the case of convenience claims and administrative claims and in the case of secured claims, priority claims, tax claims and cure claims, on a deferred basis over six to seven years, depending on the type of claim, at an interest rate of 6% in accordance with the Plan of Reorganization. The Company does not believe the outcome of these objections to be material.

During 1993, the Company commenced legal actions involving competitors offering maintenance services to the Company's end users. During 1995, favorable legal settlements were received. The settlements and costs incurred have been included in other operating income in the consolidated statements of operations. In 1995, the settlements (net of expenses) were approximately $3,000. The Company is recovering ongoing royalty income from defendants with whom settlements have been achieved. Similar actions are pending against other alleged copyright infringers.

The Company is also involved in various other legal proceedings which are incident to its business. Management believes the ultimate outcome of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

RELATED PARTY TRANSACTIONS

Under the terms of a consulting agreement dated August 15, 1994 (amended as of August 16, 1996 and August 31, 1997), between Orchard Capital Corp. ("Orchard") and the Company, Orchard provides the services of Richard S. Ressler as the Company's Chairman. Orchard was paid a consulting fee of $20,000 per month through August 15, 1996 and $24,000 per month thereafter. In addition, Orchard earned a bonus of $1,188,000 payable in cash or freely transferable Common Stock (at the option of the Company) when the closing trading price of the shares of the Company's Common Stock for 20 consecutive trading days ending on or after January 1, 1996 exceeded $4.00 per share

(adjusted for the 25% stock split - see Note 1). The $1,188,000 is included in selling, general and administrative expenses in the 1995 accompanying consolidated statements of operations and as part of accrued liabilities in the accompanying balance sheet at December 31, 1996 (see Note 10). During the second quarter of 1997, the Company issued 398,510 shares of Common Stock to Orchard to settle the $1,188,000 bonus in full. In addition to such compensation, Orchard was granted warrants in 1995 (adjusted for the August 1995 25% stock split) to purchase up to 625,000 shares of Common Stock at a price of $1.90 per share and in March 1997, was granted additional warrants to purchase up to 50,000 shares of the Company's Common Stock at a price of $7.50 per share, the fair market values of Common Stock on the dates of grant. The warrants were fully exercisable on the dates of the respective grants. In September 1997, Orchard exercised warrants to purchase 157,895 shares of Common Stock at $1.90 per share and additional warrants to purchase 50,000 shares of the Company's common stock at $3.04 per share (which warrants had been temporarily re-priced in order to induce exercises), resulting in $452,000 cash proceeds to the Company (see Note
9). The consulting agreement expires August 31, 1998. Mr. Ressler is the principal stockholder of Orchard.

On February 13, 1995, BGLS distributed, by way of a special dividend, its approximate 3,200,000 shares of the Company's Common Stock to holders of Brooke Group, Ltd. common stock. Accordingly, the Company is no longer a subsidiary of BGLS. As a result of the distribution, a former Chairman of the Company held approximately 1,652,433 shares of Common Stock. During 1996, the Company recognized $390,000 of revenues relating to the sale of network and computer equipment and services in the normal course of business to an affiliated Company. In November 1996, the Company also entered into a maintenance and service contract with this related Company for $350,000 which was recognized ratably over the succeeding 12-month period. In January 1997, the former Chairman of the Company divested all of his shares of the Company's Common Stock.

During 1994, the Company loaned $550,000 to a former officer of the Company. The loan was originally repayable by December 30, 1994. In 1995, the loan was offset against remaining severance reserves of approximately $576,000 subsequently established for this officer (See Note 15).

NOTE 19 - INCOME (LOSS) PER SHARE

As discussed in Note 1, the Company adopted SFAS No. 128 effective December 31, 1997. The following table illustrates the computation of basic and diluted loss per share under the provisions of SFAS No. 128.

                                                                                          YEAR ENDING DECEMBER 31,
                                                                                   ---------------------------------------
                                                                                     1995           1996            1997
                                                                                   --------       --------        --------
Numerator:
Numerator for basic and diluted income (loss) per share - net  income (loss)       $ 10,189       $(13,487)       $(10,172)
                                                                                   ========       ========        ========

Denominator:
Denominator for basic income (loss) per share - weighted average number
   of common shares outstanding during the period                                     6,820          7,309           9,408
   Incremental common shares attributable to exercise of  outstanding
   options and warrants                                                                 904             --              --
                                                                                   --------       --------        --------
Denominator for diluted income (loss) per share:                                      7,724          7,309           9,408

Basic income (loss) per share                                                      $   1.49       $  (1.85)       $  (1.08)

Diluted income (loss) per share                                                    $   1.32       $  (1.85)       $  (1.08)



The computation of diluted loss per share for the years ended December 31, 1996 and 1997 excludes the effect of incremental common shares attributable to the exercise of outstanding common stock options and warrants because their effect would be antidilutive (See Notes 13 and 17). Additionally, the computation does not consider the additional shares of Common Stock which may be issued in connection with past acquisitions (see Note 6).