Form 10-K405, Exhibit 13
period 1998-12-31
MAI SYSTEMS CORP
filed 1999-03-25
CIK 760436

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

                             SELECTED FINANCIAL DATA

                                                                     Year Ended December 31,
                                               --------------------------------------------------------------------
                                                 1994           1995           1996           1997           1998
                                               --------       --------       --------       --------       --------
                                                           (dollars in thousands except per share data)
STATEMENT OF OPERATIONS DATA (1)

Revenue                                        $ 66,095       $ 66,294       $ 64,164       $ 70,978       $ 62,238
Operating Income (loss)                           1,741          9,399        (12,744)        (8,675)        (1,066)
Income (loss) before extraordinary items          3,628          8,623        (13,487)       (10,172)        (2,316)
Net income (loss)                                 4,544         10,189        (13,487)       (10,172)        (2,316)
Income (loss) per share (2):
Basic income (loss) per share:
  Income (loss) before extraordinary item      $   0.53       $   1.26       $  (1.85)      $  (1.08)      $  (0.23)
  Extraordinary item                               0.67           0.23             --             --             --
                                               --------       --------       --------       --------       --------
                                               $   1.20       $   1.49       $  (1.85)      $  (1.08)      $  (0.23)
                                               ========       ========       ========       ========       ========
Diluted Income (loss) per share:
   Income (loss) before extraordinary          $   0.53       $   1.12       $  (1.85)      $  (1.08)      $  (0.23)
   Extraordinary Item                              0.67            .20             --             --             --
                                               --------       --------       --------       --------       --------
                                               $   1.20       $   1.32       $  (1.85)      $  (1.08)      $  (0.23)
                                               ========       ========       ========       ========       ========
Weighted average common shares
 used in determining income (loss)
 per share:

     Basic                                        7,356          6,820          7,309          9,408         10,587
                                               ========       ========       ========       ========       ========
     Diluted                                      7,356          7,724          7,309          9,408         10,587
                                               ========       ========       ========       ========       ========

BALANCE SHEET DATA

Working capital (deficiency)                     (4,974)           337         (8,270)       (11,696)       (11,975)
Total Assets                                     16,016         21,033         32,853         34,613         35,757
Long-term debt                                    1,742          1,021            485          5,230          5,056
Stockholders' equity (deficiency)                (7,542)         2,472          2,058           (666)        (2,366)

(1)  No cash dividends have been declared by the Company.

(2) Income (loss) per share is computed using shares of common stock (as adjusted for the Company's 25% stock split in August 1995) expected to be issued in accordance with the Plan of Reorganization as discussed in Note 17 to the consolidated financial statements, the weighted average shares of Common Stock issued outside the Plan of Reorganization, and in 1994 and 1995, the dilutive effect of stock options and warrants outstanding during the period. The total shares of Common Stock expected to be issued in accordance with the Plan of Reorganization have been adjusted down to reflect the resolution of certain claims with creditors during the fourth quarter of 1996. Income (loss) per share has been restated for all periods to reflect the resolution of such claims. The Company adopted the provisions of Statement of Financial Accounting Standards No. 128 ("SFAS No.128"), "Earnings Per Share" in 1997 and restated all periods to conform to the provisions of SFAS No. 128.

QUARTERLY DATA (UNAUDITED)

                                        Year Ended December 31, 1997                  Year Ended December 31, 1998
                                  ----------------------------------------     -------------------------------------------
                                           (dollars in millions)                          (dollars in millions)
                                          (except per share data)                        (except per share data)

                                  1st Qtr.  2nd Qtr.   3rd Qtr.   4th Qtr.     1st Qtr.    2nd Qtr.    3rd Qtr.   4th Qtr.
                                  --------  --------   --------   --------     --------    --------    --------   --------
Revenue                            $16.8     $18.4      $17.7      $ 18.1       $ 15.2      $ 14.1      $ 14.7     $ 18.2
Gross Profit                         6.0       6.2        8.0         7.1          7.2         5.3         7.0       10.2
Operating income (loss)             (1.1)     (1.8)      (2.0)       (3.8)        (0.8)       (2.4)        0.3        1.8
Income (loss) before
   income taxes                     (1.2)     (2.1)      (2.3)       (4.3)        (1.1)       (2.5)        0.05       1.6
Net income (loss) (2)               (1.2)     (2.1)      (2.3)       (4.6)        (1.1)       (2.5)        0.05       1.2

Income (loss) per share (1):

  Basic                            $(0.14)   $(0.23)    $(0.24)    $ (0.47)     $ (0.11)    $ (0.24)    $  0.01    $  0.11

  Diluted                          $(0.14)   $(0.23)    $(0.24)    $ (0.47)     $ (0.11)    $ (0.24)    $    --    $  0.11

Weighted average common shares
 used in determining income
 (loss) per share (in thousands):

   Basic                            8,595     9,187      9,559      10,285       10,298      10,594      10,731     10,726
                                   ======     =====      =====      ======       ======      ======      ======     ======
   Diluted                          8,595     9,187      9,559      10,285       10,298      10,594      10,852     10,798
                                   ======     =====      =====      ======       ======      ======      ======     ======

Share Prices
   High                            $ 8.00     $6.13     $ 4.88     $  4.13      $  5.13     $  5.38     $  3.75    $  3.75
   Low                             $ 6.00     $3.75     $ 2.94     $  2.50      $  1.44     $  3.25     $  1.25    $  1.13

(1) Income (loss) per share is computed using shares of common stock expected to be issued in accordance with the Plan of Reorganization as discussed in
     Note 17 to the consolidated financial statements, the weighted average shares of Common Stock issued outside the Plan of Reorganization, and for profitable quarters, the dilutive effect of stock options and warrants outstanding during the period. The total shares of Common Stock expected to be issued in accordance with the Plan of Reorganization have been adjusted down to reflect the resolution of certain claims with creditors during the fourth quarter of 1996. Income (loss) per share has been restated for all periods to reflect the resolution of such claims. The Company adopted the provisions of Statement of Financial Accounting Standards No. 128 ("SFAS No.128"), "Earnings Per Share" in 1997 and restated all periods to conform to the provisions of SFAS No. 128.

(2) The fourth quarter of 1997 includes charges of $1,151,000 relating to the write off of excess and obsolete inventory.

EXHIBIT 13.1.2 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the audited consolidated financial statements included elsewhere herein. Except for the historical information contained herein, the matters discussed in this Annual Report are forward-looking statements that involve a number of risks and uncertainties. There are certain important factors and risks, including the rapid change in hardware and software technology, market conditions, competitive factors, seasonality and other variations in the buying cycles of certain of the Company's customers, the timing of product announcements, the release of new or enhanced products, the introduction of competitive products and services by existing or new competitors, the significant risks associated with the acquisition of new products, product rights, technologies or businesses, MAI's ability to retain technical, managerial and other personnel, and the other risks detailed from time to time in the Company's SEC reports, including reports on Form 10-K and Form 10-Q, that could cause results to differ materially from those anticipated by the statements made herein. Therefore, historical results and percentage relationships will not necessarily be indicative of the operating results of any future period. See "Factors that May Affect Future Results", in the Company's Annual Report on Form 10-K for 1998.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1998, working capital improved from a negative working capital of $11,696,000 at December 31, 1997 to a negative working capital of $8,698,000. Excluding unearned revenue (which will not give rise to cash disbursements) of $10,702,000, the Company had working capital of $2,004,000 at December 31, 1998, resulting in a current ratio of 1.11 to 1.0. Unearned revenue for 1997 was $11,967,000, and working capital excluding unearned revenue was $271,000, resulting in a current ratio of 1.02 to 1.0. Excluding unearned revenue, the increase of $1,733,000 was primarily attributable to an increase in receivables of $3,564,000.

Cash and cash equivalents decreased from $2,051,000 at December 31, 1997, compared to $2,029,000 at December 31, 1998. Availability under the Company's existing $5,000,000 secured revolving credit facility is based on a calculation using a rolling average of certain cash collections. At December 31, 1998, approximately $3,277,000 was available and drawn down under this facility, and the term of the facility was renewable annually. Subsequent to December 31, 1998, the term was extended to April 30, 2002.

Net cash used in investing activities in 1998 totaled $2,323,000, mainly related to software development costs and capital expenditures.

Net cash provided by financing activities in 1998 totaled $1,896,000, which is comprised of $68,000 in the exercising of stock options and warrants, $1,917,000 in short-term borrowings, less $89,000 in repayments of long-term debt.

Stockholders' deficiency increased from a negative $666,000 at December 31, 1997, to a negative $2,366,000 at December 31, 1998, primarily as a result of a net loss of $2,316,000 for the year. The Company has commitments in connection with minimum guaranteed royalties in certain software products over the next two years of $1,500,000 and $2,500,000 in 1999, and 2000, respectively. The Company also has lease commitments which require payments of $1,800,000 in 1999.

Although the Company has a net stockholders' deficiency of $2,366,000 at December 31, 1998, the Company believes it will generate sufficient funds from operations and obtain additional financing, as needed, in 1999 to meet its operating and capital requirements. The Company's belief is based on an improving earnings trend, the extension after year end of the Company's short-term borrowings to a longer term arrangement and the Company's ability to secure additional capital, if needed.

As of February 28, 1999, the Company had issued and outstanding 10,837,908 shares of Common Stock.

RESULTS OF OPERATIONS

Year Ended December 31, 1997 Compared to Year Ended December 31, 1998.

                                                          Percentage of                       Percentage of
                                     December 31, 1997       Revenue      December 31, 1998      Revenue
                                     -----------------    -------------   -----------------   -------------
                                      (in thousands)                       (in thousands)
Revenues:
  Hospitality                            $ 32,720             46.1%           $ 33,394             53.7%
  Process Manufacturing                    10,929             15.4%              8,638             13.9%
  Gaming                                    4,594              6.5%              2,687              4.3%
  Legacy                                   20,515             28.9%             17,211             27.6%
  Other                                     2,220              3.1%                308              0.5%
Total Revenue                              70,978            100.0%             62,238            100.0%
Gross profit                               27,282             38.5%             29,690             47.7%
Selling, general and
 administrative expenses                   26,698             37.6%             23,798             38.2%
Restructuring                                 900              1.3%                 --               --
Research and development costs              5,583              7.9%              4,058              6.5%
Amortization and impairment
 of intangibles                             2,331              3.3%              2,522              4.1%
Other operating expense                       445              0.6%                378              0.6%
Equity in net losses (income) of
 unconsolidated subsidiaries                  151              0.2%                (33)            (0.1%)
Interest expense, net                       1,080              1.5%                896              1.4%
Provision for income taxes                    266              0.4%                387              0.6%
Net income (loss)                        $(10,172)           (14.3%)          $ (2,316)            (3.7%)

Revenue for 1998 was $62,238,000 compared to $70,978,000 in 1997 or a 12.3%
decrease. The Company continues to transition from its legacy business to the sale of enterprise solutions as 72.0% of the Company's 1998 revenue resulted from its enterprise solutions business as compared to 71.1% in 1997. The Company's revenue from its sales of enterprise solutions in industries in which it competes (hospitality, process manufacturing, gaming and other), decreased 10.8% compared to the prior year. Hospitality revenue increased 2.1% from $32,720,000 in 1997 to $33,394,000 in 1998, largely due to increased software sales. Gaming revenue decreased 41.5% from 1997 to 1998 due to lower unit sales. Consistent with the Company's strategy to focus on providing software and services to its vertical markets, the Company's legacy revenue (traditional hardware contract service revenues and proprietary add-on sales) declined 16.1% year over year, largely due to expected decreased volume.

Gross profit for 1998 increased to $29,690,000 (47.7%) from $27,282,000 (38.5%)
in 1997. The increase in overall gross margin for 1998, despite a decline in overall revenue, is due to the higher margins associated with enterprise solutions. Enterprise solutions gross profit remained consistent in 1998 to that of 1997 despite a decline in revenue. This was due primarily to better pricing in 1998.

Gross margin on hospitality sales remained consistent in 1998 to that of 1997. Gross margins on gaming went from 47.3% in 1997 to 68.5% in 1998 due to improved margins on hardware. Gross margins associated with the Company's legacy business declined consistent with the Company's strategy to focus on providing software and services to its vertical markets.

Selling, general and administrative ("SG&A") expenses decreased 10.9% from $26,698,000 in 1997 to $23,798,000 in 1998. The decrease is related to the implementation of several cost reduction measures.

The Company incurred restructuring costs of $900,000 in 1997 in connection with a restructuring plan to eliminate operations and related expenses which were not required to support the Company's operations of software sales and professional services. The costs were recorded to recognize severance, benefits and other related costs for employees to be terminated. There were no comparable costs in 1998.

Research and development costs were $5,583,000 in 1997, compared to $4,058,000 in 1998. The decrease was primarily due to an increase in costs capitalized in 1998, as certain of the Company's products had reached technological feasibility.

Amortization of intangibles was $2,331,000 in 1997 and $2,522,000 in 1998. This represents the amortization of intangible assets resulting from acquisitions of HIS, CIMPRO and the remaining minority ownership (through the acquisition of stock options) of Gaming Systems International.

Other operating expenses in 1997 and 1998 was principally from foreign exchange losses, and a loss recorded in 1997 on a subsidiary held for sale in Venezuela.

Net interest expense was $1,080,000 for 1997 compared to $896,000 in 1998. The decrease in 1998 is reflective of lower interest rates associated with the Company's line of credit as compared to 1997.

The income tax provision reflects a tax provision for the Company's foreign operations. The Company's income tax provisions in 1997 and 1998 results primarily from profitable foreign operations in those years.

RESULTS OF OPERATIONS

Year Ended December 31,1996 Compared to Year Ended December 31, 1997

                                                          Percentage of                       Percentage of
                                    December 31, 1996        Revenue      December 31, 1997      Revenue
                                    -----------------     -------------   -----------------   -------------
                                     (in thousands)                        (in thousands)
Revenues:
  Hospitality                            $ 17,531             27.4%          $ 32,720             46.1%
  Process Manufacturing                     2,957              4.6%            10,929             15.4%
  Gaming                                    2,317              3.6%             4,594              6.5%
  Legacy                                   38,529             60.0%            20,515             28.9%
  Other                                     2,830              4.4%             2,220              3.1%
Total Revenue                              64,164            100.0%            70,978            100.0%
Gross profit                               21,234             33.1%            27,282             38.5%
Selling, general and
 administrative expenses                   21,622             33.7%            26,698             37.6%
Restructuring (reversals)                    (244)            (0.4%)              900              1.3%
Research and development costs              3,117              4.9%             5,583              7.9%
Amortization and impairment
 of intangibles                            14,776             23.0%             2,331              3.3%
Acquired in process technology              2,534              3.9%                --               --
Other operating (income) expense           (7,827)           (12.2%)              445              0.6%
Loss on subsidiary held for sale              556              0.9%                --               --
Equity in net losses of
 unconsolidated subsidiaries                   26               --                151              0.2%
Interest expense, net                         102              0.2%             1,080              1.5%
Provision for income taxes                     59              0.1%               266              0.4%
Net income (loss)                        $(13,487)           (21.0%)         $(10,172)           (14.3%)

Revenue for 1997 was $70,978,000 compared to $64,164,000 in 1996, or a 10.6%
increase. The Company's revenue from its sales of enterprise solutions in industries in which it competes (hospitality, process manufacturing, gaming and other), increased 96.8% from 1996 to 1997. Hospitality revenue increased 86.6% from $17,531,000 in 1996 to $32,720,000 in 1997 due to the acquisition of Hotel Information Systems and the distribution rights of Lodging Touch. Revenue from process manufacturing increased 269.6% from 1996 to 1997, primarily due to the acquisition of CIMPRO in March 1997.

Consistent with the Company's strategy to focus on providing software and services to its vertical markets, the Company's legacy revenue declined 46.8% year over year (traditional hardware contract service revenues and proprietary add-on sales).

Gross profit for 1997 was $27,282,000 (38.4%) which was up from $21,234,000
(33.1%) in 1996. The increase in overall gross margin from 33.1% to 38.4% was due to higher gross margins from increases in software sales and professional services. Gross margins in hospitality increased from 38.2% in 1996 to 51.6% in 1997. Gross margins associated with the Company's legacy business decreased from 33.3% in 1996 to 20.2% in 1997, primarily due to declining revenue as the product mix in the hardware maintenance base changed and the Company's older proprietary product customers installed new solutions no longer offered by the Company. In recognition of those trends and the need for improved service coverage for its new businesses, the Company entered into an outsourcing agreement with Olivetti North America, Inc. and Olivetti Canada Ltd. in December 1996.

Selling, general and administrative expenses increased 23.5% from $21,622,000 in 1996 to $26,698,000 in 1997. The increase of $5,076,000 reflected the company's significant investment in expending and rebuilding its hospitality sales and marketing organization with the addition of new personnel; increased advertising and promotion expense and, increased travel and entertainment in pursuit of hospitality bookings.

Restructuring reversals of $244,000 in 1996 relates to a restructuring plan prior to 1994. Restructuring costs of $900,000 in 1997 is in connection with a restructuring plan to eliminate operations and related expenses which were not required to support the Company's operations of software sales and professional services. The costs were recorded to recognize severance, benefits and other related costs for employees to be terminated.

Research and Development costs were $3,117,000 in 1996 compared to $5,583,000 in 1997. Research costs increased 79.1% primarily as a result of increased development resources associated with the addition of HIS, Lodging Touch and the general expansion of the Company's hospitality business.

The Company recognized charges for impaired goodwill and acquired in-process technology associated with its acquisition of Hotel Information Systems and MANBASE 8.0 in the amount of $17,310,000 in 1996. There were no such amounts in 1997. The goodwill impairment was due to discontinuance of product lines resulting from the subsequent acquisition of software. In-process technology charged to operations was due to certain acquired technology which was determined to have no future alternative use or value other than in products not yet developed for commercial release.

Other operating income for 1996 is comprised principally of a favorable settlement of $7,434,000 net of legal costs and reserves with respect to the Company's litigation concerning the 1992 failed sale of the Company's then European subsidiaries. Other operating expense in 1997 primarily represents foreign exchange losses, and a loss recorded on a subsidiary held for sale in Venezuela.

Interest expense, net was $102,000 for 1996 compared to $1,080,000 in 1997. The increase is attributed to $6,000,000 of indebtedness incurred associated with the acquisition of CIMPRO in March 1997.

The income tax provision reflects a tax provision for the Company's foreign operations. The Company's income tax provisions in 1996 and 1997 result primarily from profitable foreign operations in those years.

ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") Nos. 130 and
131, "Reporting Comprehensive Income" ("SFAS 130") and "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), respectively (collectively, the "Statements"). The Statements are effective for fiscal years beginning after December 15, 1997. SFAS 130 establishes standards for reporting of comprehensive income and its components in annual financial statements. SFAS 131 establishes standards for reporting financial and descriptive information about an enterprise's operating segments in its annual financial statements and selected segment information in interim financial reports. Reclassification or restatement of comparative financial statements or financial information for earlier periods is required upon adoption of SFAS 130 and SFAS 131, respectively. The Company adopted SFAS 130 and 131 in 1998.

In February 1998, the FASB issued SFAS No. 132 "Employers' Disclosures About Pensions and Other Postretirement Benefits." This statement revises employers' disclosures about pension and other postretirement benefit plans. This statement is effective for fiscal years beginning after December 15, 1997 and restatement of disclosures for earlier periods is required. The Company adopted SFAS No. 132 in 1998.

In June 1998 the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is effective for transactions entered into after January 1, 2000. This statement requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges will be recognized in earnings. The Company is in the process of determining the impact that the adoption of SFAS No. 133 will have on its results of operations and financial position.

In October 1997, the American Institute of Certified Public Accountants ("AICPA") released Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"). Among other things, SOP 97-2 eliminates the distinction between significant and insignificant vendor obligations promulgated by SOP 91-1 and requires each element of a software arrangement to meet certain criteria in order to recognize revenue allocated to that element. Additionally, SOP 97-2 requires that total fees under an arrangement be allocated to each element in the arrangement based upon vendor specific objective evidence, as defined. SOP 97-2 is effective for software transactions entered into by the Company in fiscal 1998 and subsequent periods. The adoption in 1998 did not have a significant effect on the Company's results of operations.

On December 22, 1998, the AICPA issued Statement of Position 98-9 "Software Revenue Recognition With Respect to Certain Transactions" ("SOP 98-9"). SOP 98-9 amends certain paragraphs of SOP 97-2 to require recognition of revenue using the "residual method" with respect to certain transactions. The "residual method" established by SOP 98-9 is effective for fiscal years beginning after March 15, 1999.

YEAR 2000 COMPLIANCE RISKS

The Year 2000 compliance issue arises from the fact that a significant percentage of the software utilized by United States businesses relies on two-digit date codes to perform computations and decision-making functions. Commencing on January 1, 2000, these computer programs may fail from an inability to interpret date codes properly, misinterpreting "00" as the year 1900 rather than 2000. The Company has completed an evaluation of both its information technology systems and its non-technology systems, such as equipment containing microprocessors. The Company believes that all information technology and non-technology systems in its corporate home office in Irvine, California and in its branch or subsidiary offices in the United States and internationally have been, or by March 31, 1999 will have been, modified to address Year 2000 issues. The Company estimates that the costs associated with implementing its Year 2000 compliance plan for its corporate offices to be approximately $50,000.

The Company has designed and tested the most current versions of its products to be Year 2000 ready. The Company has established a Year 2000 "task force" which prepared and released its Year 2000 products readiness report on the Company's "Web Pages" (www.maisystems.com and www.hotelinfosys.com) and plans to make available to clients a copy of this report on a per request basis. The Company launched a direct mail/fax campaign in February 1999 to all of its current maintenance agreement clients as well as to all identifiable clients that may be utilizing the Company's products, informing clients that the "Year 2000 Readiness Program" was available to be viewed at the indicated websites. The mailing also provided clients the opportunity to request information regarding the "Year 2000 Readiness Program" if they so desired. This mailing was executed using the most current client database available. This notification went to approximately 18,000 domestic customers as well as being faxed to approximately 4,000 international customers from the Company's international offices.

The report breaks down the Company's products into four categories: "product is ready," "product is scheduled to be tested," "product is not ready (but has some Year 2000 functionality)," and "product will not be tested (and is not ready)." At the present time, of the eighty-nine products listed in the Company's Year 2000 readiness report, twenty-four remain to be tested, and thirty-six fall in the final category of products that will not be tested or ready. Of those products in the latter category, many of these are older products that have been replaced by newer versions of software. The Company is continuing to work on making some of its older software Year 2000 ready. The software still under modification is not required to be upgraded before the end of 1999. Nonetheless, the Company believes that all modifications will be complete and ready for distribution to its customers by the end of June, 1999. Although the Company has been encouraging its customers to upgrade to current product versions, no assurance can be given that all of them will do so in a timely manner, if at all.

The costs incurred by the Company to date to implement its Year 2000 readiness plan for its products have not been material to the Company's financial condition or operations.

The Company also relies on certain software that it licenses from third parties, including software that is integrated with internally developed software and is used in the Company's products to perform key functions. The Company has undertaken joint compliance review of such software in certain cases where the product is believed to be material to the Company's financial performance, such as its "Lodging Touch" product that is licensed from Enterprise Hospitality Solutions. The Company believes that in such selective cases the licensed software and any related integrated software product is Year 2000 compliant. There can be no assurance, however, that all third party software presently utilized by the Company will be free of errors and defects or be Year 2000 compliant.

The Company's present "reasonably likely worst case scenario" for Year 2000 problems involves potential product liability claims by substantial customers involving collateral (business interruption) damages. Although the Company has not experienced any product liability claims to date regarding Year 2000 compliance, there can be no assurance that errors or defects, whether associated with Year 2000 functions or otherwise, will not result in product liability claims against the Company in the future. The Company's license agreements with customers typically contain provisions designed to limit the Company's exposure to potential product liability claims; however, it is possible that such limitation of liability provisions may not be effective under the laws of certain jurisdictions. Defective products or releases could result in loss of revenues, increased service and warranty costs and product liability claims, and could adversely affect the Company's market penetration and reputation, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

Since the Company spent a significant amount of time developing its Year 2000 readiness plan and evaluating its products for readiness, it does not believe that an elaborate Year 2000 contingency plan is necessary. However, it is reasonable to assume that some problems may be discovered in products the Company currently believes to be Year 2000 ready. In this case, the Company has the necessary resources available to address these expected problems and provide the appropriate customers with updated software.

The Company is in the process of compiling information concerning the Year 2000 compliance of its key suppliers through the process of issuing questionnaires and monitoring responses. In the event that any of the Company's key suppliers do not successfully and timely achieve Year 2000 compliance, the Company's business or operations could be adversely affected. The Company's Year 2000 compliance plan includes encouraging and/or requiring Year 2000 compliance by all key suppliers.

Despite the Company's efforts to become Year 2000 compliant, there is no assurance that the Year 2000 issue will not pose significant problems. There may be delays in the Company's remediation efforts, a failure to fully identify all Year 2000 problems in the systems, equipment or processes of the Company or its vendors or customers, or unanticipated remediation expenses, all of which could have material adverse consequences on the Company's financial position and results of operations.

EXHIBIT 13.1.3
                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
MAI Systems Corporation:


We have audited the accompanying consolidated balance sheets of MAI Systems Corporation and subsidiaries as of December 31, 1997 and 1998 and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MAI Systems Corporation and subsidiaries as of December 31, 1997 and 1998 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/ KPMG LLP



Orange County, California
March 23, 1999

EXHIBIT 13.1.4 CONSOLIDATED BALANCE SHEETS


                          CONSOLIDATED BALANCE SHEETS
                           December 31, 1997 and 1998

ASSETS                                                                      1997           1998
------                                                                      ----           ----
                                                                               (in thousands)
Current assets:
     Cash                                                                 $   2,051      $   2,029
     Receivables, less allowance for doubtful accounts
      of $1,983 in 1997 and $3,323 in 1998                                   12,268         14,492
     Inventories                                                              1,838          1,390
     Prepaids and other assets                                                1,935          2,919
                                                                          ---------      ---------
          Total current assets                                               18,092         20,830

Furniture, fixtures and equipment, net                                        4,355          3,737
Intangibles, net                                                             10,723         10,185
Other assets                                                                  1,443          1,005
                                                                          ---------      ---------
          Total assets                                                    $  34,613      $  35,757
                                                                          =========      =========

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current liabilities:
     Line of credit                                                       $   1,452      $      --
     Current portion of long-term debt                                          682            859
     Accounts payable                                                         6,863          7,289
     Customer deposits                                                        1,776          2,587
     Accrued liabilities                                                      6,477          7,504
     Income taxes payable                                                       571            587
     Unearned revenue                                                        11,967         10,702
                                                                          ---------      ---------
          Total current liabilities                                          29,788         29,528

Line of credit                                                                   --          3,277
Long-term debt                                                                5,230          5,056
Other liabilities                                                               261            262
                                                                          ---------      ---------
         Total liabilities                                                   35,279         38,123
                                                                          ---------      ---------

Stockholders' deficiency:
     Preferred Stock, par value $0.01 per share; 1,000,000
      shares authorized, none issued and outstanding                             --             --
     Common Stock, par value $0.01 per share; authorized
      24,000,000 shares; 10,298,539 shares and 10,697,639
      issued and issuable at December 31, 1997 and 1998, respectively           105            110
     Additional paid-in capital                                             219,379        219,780
     Accumulated other comprehensive income                                     503            713
     Accumulated deficit                                                   (220,653)      (222,969)
                                                                          ---------      ---------
          Total stockholders' deficiency                                       (666)        (2,366)
                                                                          ---------      ---------
     Commitments and contingencies
     Subsequent event

          Total liabilities and stockholders' deficiency                  $  34,613      $  35,757
                                                                          =========      =========


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

EXHIBIT 13.1.5 CONSOLIDATED STATEMENTS OF OPERATIONS

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                    For the Year Ended December 31,
                                                                   ---------------------------------
                                                                   1996          1997           1998
                                                                   ----          ----           ----
                                                                 (in thousands, except per share data)
Revenue:
     Software, networks and professional services:
         Software sales                                          $  5,092      $  7,608      $ 10,845
         Network and computer equipment                             6,563        12,120         6,979
         Professional services                                     13,980        30,735        27,203
                                                                 --------      --------      --------
                                                                   25,635        50,463        45,027
     Legacy revenue                                                38,529        20,515        17,211
                                                                 --------      --------      --------
              Total revenue                                        64,164        70,978        62,238
                                                                 --------      --------      --------
Direct costs:
     Software, networks and professional services:
         Software sales                                             1,374         1,547         2,871
         Network and computer equipment                             6,531         8,238         5,599
         Professional services                                      9,318        17,531        13,956
                                                                 --------      --------      --------
                                                                   17,223        27,316        22,426
     Legacy costs                                                  25,707        16,380        10,122
                                                                 --------      --------      --------
              Total direct costs                                   42,930        43,696        32,548
                                                                 --------      --------      --------
              Gross profit                                         21,234        27,282        29,690

Selling, general and administrative expenses                       21,622        26,698        23,798
Restructuring charges (reversals)                                    (244)          900            --
Research and development costs                                      3,117         5,583         4,058
Amortization and impairment of intangibles                         14,776         2,331         2,522
Acquired in-process technology                                      2,534            --            --
Other operating (income) expense                                   (7,827)          445           378
                                                                 --------      --------      --------
              Operating loss                                      (12,744)       (8,675)       (1,066)

Loss on subsidiaries held for sale                                   (556)           --            --
Equity in net (losses) income of unconsolidated subsidiaries          (26)         (151)           33
Interest income                                                       243           101           202
Interest expense                                                     (345)       (1,181)       (1,098)
                                                                 --------      --------      --------

              Loss before income taxes                            (13,428)       (9,906)       (1,929)

Provision for income taxes                                             59           266           387
                                                                 --------      --------      --------
              Net loss                                           $(13,487)     $(10,172)     $ (2,316)
                                                                 ========      ========      ========

Loss per share:

Basic loss per share                                             $  (1.85)     $  (1.08)     $  (0.23)
                                                                 ========      ========      ========
Diluted loss per share
                                                                 $  (1.85)     $  (1.08)     $  (0.23)
                                                                 ========      ========      ========
Weighted average common shares used in
 determining loss per share:

   Basic                                                            7,309         9,408        10,587
                                                                 ========      ========      ========
   Diluted                                                          7,309         9,408        10,587
                                                                 ========      ========      ========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

EXHIBIT 13.1.6 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                                                                       Accumulated                    Total
                                                        Additional       Other                     Stockholders'      Total
                                             Common       Paid-In     Comprehensive  Accumulated      Equity      Comprehensive
                                             Stock        Capital        Income        Deficit     (Deficiency)      Income
                                           ---------    ----------    -------------  -----------   ------------   -------------
                                                                        (in thousands)
Balance at December 31, 1995               $      74     $ 199,364      $      28     $(196,994)     $   2,472      $      --

Issuance of common stock for
 acquisition of HIS, net                          12        10,638             --            --         10,650             --
Issuance of common stock for
 acquisition of GSI minority interest              1           959             --            --            960             --
Issuance of common stock for
 repayment of debt                                 1         1,136             --            --          1,137             --
Exercise of stock options and warrants            --            77             --            --             77             --
Stock option compensation                         --           177             --            --            177             --
Foreign currency translation gains                --            --             72            --             72             72
Net loss                                          --            --             --       (13,487)       (13,487)       (13,487)
                                           ---------     ---------      ---------     ---------      ---------      ---------

Balance at December 31, 1996                      88       212,351            100      (210,481)         2,058        (13,415)
                                                                                                                    =========
Issuance of common stock, net of
 stock issuance costs                              3         2,300             --            --          2,303             --
Issuance of common stock for
 acquisition of GSI minority
 interest                                         --           104             --            --            104             --
Issuance of common stock
 in lieu of bonus payment                          4         1,286             --            --          1,290             --
Exercise of stock options and
 warrants                                         11         3,072             --            --          3,083             --
Stock option compensation                         --           169             --            --            169             --
Issuance of warrants in connection
 with note payable                                --         1,027             --            --          1,027             --
HIS purchase price reduction                      (1)         (930)            --            --           (931)            --
Foreign currency translation gains                --            --            403            --            403            403
Net loss                                          --            --             --       (10,172)       (10,172)       (10,172)
                                           ---------     ---------      ---------     ---------      ---------      ---------

Balance at December 31, 1997                     105       219,379            503      (220,653)          (666)       (23,184)
                                                                                                                    =========
Issuance of common stock for acquisition
 of GSI minority interest                          1            --             --            --              1             --
Issuance of common stock in connection
 with acquisition of HIS                           2            --             --            --              2             --
Issuance of common stock in lieu of
 license acquisition fee payment                   1           324             --            --            325             --
Exercise of stock options and warrants             1            67             --            --             68             --
Stock option compensation                         --            10             --            --             10             --
Foreign currency translation gains                --            --            210            --            210            210
Net loss                                          --            --             --        (2,316)        (2,316)        (2,316)
                                           ---------     ---------      ---------     ---------      ---------      ---------

Balance at December 31, 1998               $     110     $ 219,780      $     713     $(222,969)     $  (2,366)     $ (25,290)
                                           =========     =========      =========     =========      =========      =========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

EXHIBIT 13.1.7  CONSOLIDATED STATEMENTS OF CASH FLOWS

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                              Year Ended December 31,
                                                                        -------------------------------------
                                                                                   (in thousands)

                                                                          1996          1997          1998
                                                                        --------      --------      --------
Cash flows from operating activities:
    Net loss                                                            $(13,487)     $(10,172)     $ (2,316)
    Adjustments to reconcile net loss to net cash
     provided by (used in) operating activities:
       Acquired in-process technology                                      2,534            --            --
       Amortization and impairment of intangibles                         14,776         2,718         2,522
       Loss on subsidiary held for sale                                      556            --            --
       Depreciation and amortization                                       1,296         1,575         1,538
       Stock option compensation expense                                     177           169            10
       Write-off of software development costs                               736            --            --
       Equity in net losses (income) of unconsolidated subsidiaries           26           151           (33)
       Provision for doubtful accounts receivable                            603             6         1,340
       Provision for inventory obsolescence                                  490         1,174           346
       Net loss from foreign currency                                        125           466           233
       Changes in assets and liabilities:
         (Increase) decrease in receivables                               (2,123)          881        (3,564)
         (Increase) decrease in inventories                                 (621)          309           102
         Decrease (increase) in prepaids and other assets                    319          (199)         (984)
         Decrease (increase) in other assets                                 187          (341)          527
         (Decrease) increase in accounts payable
           and customer deposits                                           2,213            20         1,237
         (Decrease) increase in accrued liabilities                       (3,477)        1,269         1,355
         (Decrease) increase in income taxes payable                          56           109            16
         (Decrease) increase in unearned revenue                            (613)       (2,053)       (1,265)
         Increase (decrease) in deferred income taxes                       (132)           --            --
         (Decrease) increase in other liabilities                            (33)       (1,842)            1
                                                                        --------      --------      --------

         Net cash provided by (used in) operating activities               3,608        (5,760)        1,065
                                                                        --------      --------      --------

Cash flows from investing activities:
    Capital expenditures                                                  (1,105)       (1,157)         (920)
    Purchase of CIMPRO                                                        --        (6,228)           --
    Net cash acquired from the purchase of HIS                               219            --            --
    Software development costs                                              (736)         (291)       (2,040)
                                                                        --------      --------      --------

         Net cash used in investing activities                            (1,622)       (7,676)       (2,960)
                                                                        --------      --------      --------


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                                                                Year Ended December 31,
                                                                          ------------------------------------
                                                                                    (in thousands)

                                                                            1996          1997          1998
                                                                          --------      --------      --------
Cash flows from financing activities:
     Proceeds from issuance of common stock, net                          $     --      $  2,303      $     --
     Proceeds from issuance of subordinated notes payable                       --         6,000            --
     Payments received on notes receivable                                     174           237            --
     Repayments of long-term debt                                           (1,913)         (603)          (89)
     Receipt of notes receivable                                              (500)          (25)           --
     Net increase in line of credit                                             --         1,452         1,917
     Proceeds from the exercise of stock options warrants                       77         2,333            68
                                                                          --------      --------      --------
         Net cash (used in) provided by financing activities                (2,162)       11,697         1,896
                                                                          --------      --------      --------
         Effect of exchange rate changes on cash and cash equivalents          (53)          (67)          (23)
                                                                          --------      --------      --------
         Net decrease in cash and cash equivalents                            (229)       (1,806)          (22)

Cash and cash equivalents at beginning of year                            $  4,086      $  3,857      $  2,051
                                                                          --------      --------      --------
Cash and cash equivalents at end of year                                  $  3,857      $  2,051      $  2,029
                                                                          ========      ========      ========

Cash paid during the period for:
     Interest                                                             $    350      $  1,016      $  1,093
                                                                          ========      ========      ========
     Income taxes                                                         $      5      $    141      $     16
                                                                          ========      ========      ========

Supplemental disclosure of noncash investing and financing activities (see Notes 6 and 9).


              The accompanying notes are an integral part of these
                       consolidated financial statements.

EXHIBIT 13.1.8  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF THE BUSINESS

MAI Systems Corporation (the "Company" or "MAI") designs, sells, installs and supports total technology solutions featuring complex wide and local area networks primarily in the hospitality, process manufacturing and gaming industries. The Company also provides a wide array of products and services to its customers who continue to use its proprietary host-based computer systems, including field engineering services, new and replacement equipment, operating systems and software application products. These products and services upgrade, enhance and integrate these legacy systems with currently available computer technologies. Directly and through its arrangement with a third party service provider, the Company provides on-site warranty service, re-manufacturing, and depot service to third-party computer distributors and manufacturers.

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

GOODWILL AND OTHER LONG-LIVED ASSETS

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, and other intangible assets are being amortized on a straight-line basis over the expected periods to be benefited, generally five to seven years. Long-lived assets and certain identifiable intangibles to be held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets that are to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell, except for assets covered by Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." In 1996, the Company identified certain goodwill which was impaired (See Notes 6 and 7) and, accordingly, wrote down the related assets to their fair market value.

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

STOCK OPTION PLANS

Prior to January 1, 1996, the Company accounted for its stock option plans in accordance with the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income
(loss) and pro forma net income (loss) per share disclosures considering stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

FOREIGN CURRENCY TRANSLATION

The functional currency for all foreign subsidiaries is the applicable local currency except for MAI de Venezuela, S.A. ("Venezuela"), which operated in a highly inflationary economy and uses the U.S. dollar as its functional currency in accordance with SFAS No. 52, "Foreign Currency Translation." Accordingly, all translation gains and losses for foreign subsidiaries, except Venezuela, and gains and losses on intercompany foreign currency transactions that are of a long-term nature, are included in accumulated other comprehensive income as a separate component of stockholders' equity (deficiency).

Net foreign exchange transaction losses for 1996 and 1997 were $107,000 and $125,000 respectively. Net foreign exchange transaction gain for 1998 was $81,000. These amounts are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

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

The Company capitalized $736,000, $291,000 and $2,040,000 of software development costs during 1996, 1997 and 1998, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosure about Fair Value of Financial Instruments", requires entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. SFAS No. 107 defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. As of December 31, 1997 and 1998, the carrying value of cash and cash equivalents, receivables, accounts payable, accrued liabilities, income taxes payable and other liabilities approximate fair value due to the short term nature of such instruments. The carrying value of long-term debt, including the Company's line of credit, approximates fair value as the related interest rates approximate rates currently available to the Company.

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

Basic and diluted income (loss) per share is computed using shares of common stock issued to date and expected to be issued in accordance with the Plan of Reorganization ("Common Stock") as discussed in Note 17.

RECLASSIFICATIONS

Certain reclassifications have been made to the 1996 and 1997 consolidated financial statements to conform to the 1998 presentation.

ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board issued SFAS Nos. 130 and 131, "Reporting Comprehensive Income" ("SFAS 130") and "Disclosure about Segments of an Enterprise and Related Information" (SFAS 131"), respectively (collectively, the "Statements"). The Statements are effective for fiscal years beginning after December 15, 1997. SFAS 130 establishes standards for reporting of comprehensive income and its components in annual financial statements. SFAS 131 establishes standards for reporting financial and descriptive information about an enterprise's operating segments in its annual financial statements and selected segment information in interim financial reports. Reclassification or restatement of comparative financial statements or financial information for earlier periods is required upon adoption of SFAS 130 and SFAS 131, respectively. Application of the statement requirements did not have a material impact on the Company's consolidated financial position, results of operations or loss per share data as currently reported.

In February 1998, the FASB issued SFAS No. 132 "Employees' Disclosures About Pensions and Other Postretirement Benefits." This statement revises employers' disclosures about pension and other postretirement benefit plans. This statement is effective for fiscal years beginning after December 15, 1997 and restatement of disclosures for earlier periods is required. The Company adopted SFAS No. 132 in 1998.

In June 1998 the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is effective for transactions entered into after January 1, 2000. This statement requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges will be recognized in earnings. The Company is in the process of determining the impact that the adoption of SFAS No. 133 will have on its results of operations and financial position.

In October 1997, the American Institute of Certified Public Accountants ("AICPA") released Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"). Among other things, SOP 97-2 eliminates the distinction between significant and insignificant vendor obligations promulgated by SOP 91-1 and requires each element of a software arrangement to meet certain criteria in order to recognize revenue allocated to that element. Additionally, SOP 97-2 requires that total fees under an arrangement be allocated to each element in the arrangement based upon vendor specific objective evidence, as defined. SOP 97-2 was effective for software transactions entered into by the Company in fiscal 1998 and subsequent periods. Application of the statement requirements did not have a material impact on the Company's consolidated financial position, results of operations or loss per share data as currently reported.

On December 22, 1998, the AICPA issued Statement of Position 98-9 "Software Revenue Recognition With Respect to Certain Transactions" ("SOP 98-9").
SOP 98-9 amends certain paragraphs of SOP 97-2 to require recognition of revenue using the "residual method" with respect to certain transactions. The "residual method" established by SOP 98-9 is effective for fiscal years beginning after March 15, 1999.

NOTE 2 - INVENTORIES

Inventories are summarized as follows:

                                          December 31,
                                     ----------------------
                                      1997            1998
                                     ------          ------
                                         (in thousands)
          Finished goods             $1,068          $  843
          Replacement parts             770             547
                                     ------          ------

                                     $1,838          $1,390
                                     ======          ======

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

NOTE 3 - ASSETS HELD FOR SALE

During 1996, the Company entered into negotiations with a third party to sell 100% of the common stock of its Venezuelan and Puerto Rican subsidiaries for approximately $275,000. As a result, the net assets of the subsidiaries were written down to their net realizable value resulting in a charge of $556,000 in the fourth quarter of 1996. The net assets have been classified as current assets and are included in prepaids and other assets in the accompanying consolidated balance sheet as of December 31, 1997. During 1998, net assets of $75,000 of the Venezuelan subsidiary were written off.

NOTE 4 - FURNITURE, FIXTURES AND EQUIPMENT

The major classes of furniture, fixtures and equipment are as follows:

                                                              December 31,
                                                         ---------------------
                                                             (in thousands)

                                                           1997         1998
                                                         --------     --------
       Furniture, fixtures and equipment                 $  2,676     $  2,162
       Equipment held for administrative purposes          11,279       12,191
       Leasehold improvements                                 457          508
                                                         --------     --------
                                                           14,412       14,861

       Less:  accumulated depreciation and amortization   (10,057)     (11,124)
                                                         --------     --------
                                                         $  4,355     $  3,737
                                                         ========     ========

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

The Company is a joint venture partner with Metro Systems Corporation Limited ("MSC") for the purpose of marketing and selling the Company's software in Thailand. The Company has a 49.9% interest in the joint venture and accounted for this investment using the equity method of accounting. During 1998 the investment in MSC, recorded at $76,000, was written off by the Company.

The Company's investment in GSI Europe is included in other assets in the accompanying consolidated balance sheets.

NOTE 6 - ACQUISITIONS, AGREEMENTS AND FINANCING

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

The allocation of the purchase price was as follows:

                                                   Allocation of     Amortization
                                                   Purchase Price    (Useful Life)
                                                   --------------    -------------
                                                           (in thousands)
     Goodwill                                         $17,914          7 years
     Customer list                                        925          7 years
     In-process technology charged to operations
        during the fourth quarter of 1996               2,534          N/A
                                                      -------
                                                      $21,373
                                                      =======

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

In November 1997, the purchase price for the acquisition of HIS was reduced by $931,000 pursuant to arbitration proceedings. As a result, goodwill was reduced by $931,000 and approximately 100,650 shares will be released from the escrow account and returned to the Company. In addition, further claims relating to legal costs and certain disbursements currently estimated at $650,000 are presently pending. Resolution of such claims may result in release of additional escrow shares to the Company. The amount and number of shares will be determined based on the final resolution of such claims. Accordingly, as of December 31, 1998, the final purchase price has not been determined.

The Company will, as needed, pursuant to the asset purchase agreement and related documents, issue additional shares of Common Stock in order that the recipients ultimately receive shares worth a fair value of $9.25 per share (subject to increase in such amount to approximately $10.84 per share). This adjustment applies to a maximum of 590,785 shares of Common Stock. In April 1998, in accordance with the purchase agreement and related documents pursuant to which the Company acquired HIS in August 1996, the Company issued 246,453 additional shares of Common Stock valued at par. As of December 31, 1998, the fair market value of the Company's common stock was $2.69 per share, which would result in approximately 1,792,139 additional shares being issued.

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

In May 1998, in accordance with the stock purchase agreement and option cancellation agreements pursuant to which the Company acquired the remaining 30% minority interest and remaining options in GSI in May 1996 and March 1997, respectively, the Company issued 45,424 additional shares of Common Stock valued at par.

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

The acquisition of CIMPRO was accounted for using the purchase method of accounting. The allocation of the purchase price was as follows:

                                                   Allocation of
                                                   Purchase Price
                                                   --------------
                                                   (in thousands)
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

MANBASE

In May 1996, the Company reacquired the distribution rights to MANBASE 8.0, a manufacturing software application, from Sextant Corporation for approximately $30,000 cash and the forgiveness of $500,000 accounts and notes receivable due from Sextant. The acquisition was accounted for using the purchase method of accounting. In connection with the acquisition, the Company recorded intangible assets of $530,000. The Company recorded an impairment charge of $492,000 to the intangible assets in the fourth quarter of 1996. The amount of impairment was determined based upon projected discounted future cash flows.

ENTERPRISE HOSPITALITY SOLUTIONS

Effective October 1, 1996, the Company entered into an exclusive worldwide and perpetual license agreement with Enterprise Hospitality Solutions ("Licensor") for substantially all current and future versions of software, derivative works, enhancements, modifications and improvements relating to the hotel, resort, hospitality, or gaming industry products of Licensor.

In consideration for the rights and licenses granted to the Company by the Licensor, a $1,000,000 license acquisition fee was agreed to be paid by the Company. As of December 31, 1997, the Company had paid $675,000 of the license acquisition fee and the outstanding balance of $325,000 was classified as accrued liabilities in the accompanying consolidated balance sheet. During 1998 the remaining balance of $325,000 was paid through the issuance of 110,639 shares of Common Stock.

The $1,000,000 license acquisition fee was capitalized and is being amortized over a three-year period which commenced in 1997. As of December 31, 1997 and 1998, the unamortized balance of the license acquisition fee was $727,000 and $364,000 respectively, and is included in other assets in the accompanying consolidated balance sheets.

Additionally, under the license agreement, the Company shall pay the Licensor royalties of 20% of net revenues subject to certain minimum royalties commencing April 1997. Royalties paid for fiscal years 1997 and 1998 were approximately $218,000 and $750,000, respectively. Minimum annual royalties payable to the Licensor for the two successive twelve-month periods subsequent to December 1998 are $1,500,000 and $2,500,000, respectively.

DEFERRED FINANCING COSTS

During 1998, the Company commenced efforts to raise additional capital. As of December 31, 1998, the Company has incurred costs of approximately $572,000 which were capitalized and are included in prepaids and other assets. The efforts to raise capital are currently in process.

NOTE 7 - INTANGIBLE ASSETS

Intangible assets consist of the following

                                                          December 31,
                                                  ---------------------------
                                                         (in thousands)

                                                      1997               1998
                                                  --------           --------
          Goodwill                                $ 12,337           $ 11,784
          Capitalized software                         291              2,331
          Customer list                                925                925
                                                  --------           --------
                                                    13,553             15,040
          Less: accumulated amortization            (2,830)            (4,855)
                                                  --------           --------
                 Total                            $ 10,723           $ 10,185
                                                  ========           ========

In October 1996, the Company recorded an impairment charge of $13,787,000 to goodwill relating to the discontinuance of product lines acquired from HIS (see
Note 6). The impairment of goodwill was determined based upon projected discounted future cash flows.

NOTE 8 - LINE OF CREDIT

In April 1998, the Company negotiated a $5,000,000 secured revolving credit facility. The availability of this line of credit is based on a calculation using a rolling average of certain cash collections. The facility is secured by all assets and products of the Company and bears interest at prime plus 2.25% to 5.25%. At December 31, 1998, the facility was renewable annually. Subsequent\ to December 31, 1998, the term was extended to April 30, 2002, and debt was reclassified to long term in the accompanying consolidated balance sheet.

At December 31, 1998, approximately $3,277,000 was available and drawn down under this facility.

The facility contains various restrictions and covenants, including minimum tangible net worth. The Company was in compliance with or received waivers for all restrictions and covenants at December 31, 1998.

Loan origination fees of approximately $130,000 were incurred in connection with this line of credit and are being amortized to interest expense over the term of the facility.

NOTE 9 - LONG-TERM DEBT

Long-term debt outstanding is as follows:

                                                           December 31,
                                                    -------------------------
                                                          (in thousands)

                                                       1997              1998
                                                    -------           -------
          Notes payable                             $ 4,670           $ 4,677
          Obligations under capital leases              493               740
          Tax claims                                    281               296
          Other                                         468               202
                                                    -------           -------
                                                      5,912             5,915
          Less: current installments                   (682)             (859)
                                                    -------           -------
          Noncurrent portion                        $ 5,230           $ 5,056
                                                    =======           =======

Aggregate maturities of long-term debt are as follows:

                        Year Ending December 31,
                        ------------------------
                             (in thousands)
                1999                                $    859
                2000                                     230
                2001                                     171
                2002                                      59
                2003                                       -
                Thereafter                             4,596
                                                    --------
                                                    $  5,915
                                                    ========

NOTES PAYABLE

On March 3, 1997, the Company issued $6,000,000 of 11% subordinated notes payable due in 2004 to an investment fund managed by Canyon Capital Management LP ("Canyon") with detachable warrants to purchase 750,000 shares of the Company's Common Stock at $8 per share. These warrants were exercisable and callable (by the Company) under certain circumstances at any time within seven years and the 11% subordinated notes may be used to exercise the warrants. The Company recorded an original issue discount of $1,027,000 which represents the fair value of the warrants at the time of issuance. The fair value of the warrants was recorded as a reduction in the face value of the subordinated notes and is being amortized to interest expense over the term of the subordinated notes. The unamortized balance of the original issue discount was $654,000 at December 31, 1998.

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

TAX CLAIMS

Tax claims include pre-petition unsecured tax claims for income and property taxes from various taxing authorities. Under the terms of the Plan of Reorganization (see Note 17), such amounts are to be paid in full in cash in annual installments over six years with interest at 6%. Upon agreement with the respective taxing authority, tax claims are classified as debt, otherwise such claims are classified as other accrued liabilities and other long-term liabilities in the accompanying consolidated balance sheets at December 31, 1997 and 1998. Currently, the Company is disputing tax claims of $162,000 of the remaining tax claims of approximately $600,000.

NOTE 10 - ACCRUED LIABILITIES AND OTHER LONG-TERM LIABILITIES

Accrued liabilities consist of the following:

                                                            December 31,
                                                       ----------------------
                                                            (in thousands)

                                                         1997            1998
                                                       ------          ------
          Salaries, wages and commissions              $1,422          $1,768
          Accrued warranty, insurance & sales taxes     1,180             677
          Accrued vacation                                698             647
          Field service outsourcing accrual             1,838           2,871
          Other                                         1,339           1,541
                                                       ------          ------
                Total                                  $6,477          $7,504
                                                       ======          ======

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

Other long-term liabilities at December 31, 1997 and 1998 include disputed tax claims which are payable in 1999 and beyond (See Note 9).

NOTE 11 - INCOME TAXES

The components of income (loss) before income taxes are as follows:

                                            Years Ended December 31,
                                 ----------------------------------------------
                                                 (in thousands)

                                   1996               1997               1998
                                 --------           --------           --------
          U.S                    $(12,452)          $(12,492)          $ (3,458)
          Foreign                    (976)             2,586              1,529
                                 --------           --------           --------
                  Total          $(13,428)          $ (9,906)          $ (1,929)
                                 ========           ========           ========

The income tax provision (benefit) is comprised of the following:

                                                      Years Ended December 31,
                                                ------------------------------------
                                                           (in thousands)

                                                 1996            1997           1998
                                                -----           -----          -----
                        Current:
                          U.S. Federal          $ 129           $  --          $  --
                          State                    39              --             --
                          Foreign                  23             266            387
                                                -----           -----          -----
                                                  191             266            387
                        Deferred:
                          U.S. Federal             --              --             --
                          Foreign                (132)             --             --
                                                -----           -----          -----
                                                 (132)             --             --
                                                -----           -----          -----
                                Total           $  59           $ 266          $ 387
                                                =====           =====          =====


Deferred tax assets and liabilities result from differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The significant components of the deferred income tax assets and deferred income tax liabilities are as follows:

                                                           December 31,
                                                          (in thousands)
                                                      ----------------------
                                                        1997          1998
                                                      --------      --------
          Deferred tax assets:
            Net operating loss carryforwards          $ 15,214      $ 20,624
            Property, plant and equipment                1,201         1,449
            Restructuring and other reserves               247            47
            Inventory reserves                             432           523
            Allowance for doubtful accounts              1,178         1,266
            Capitalized software and intangibles         3,868         1,868
            Accrued expenses                               417           516
            Other                                        1,364           349
                                                      --------      --------
                                                        23,921        26,642
          Less: valuation allowance                    (23,921)      (26,642)
                                                      --------      --------
                 Net deferred tax assets              $     --      $     --
                                                      ========      ========

The Company recorded certain deferred tax assets as of December 31, 1998 that were previously omitted due to contingencies that were resolved during the year. However, the Company has recorded a valuation allowance in the amount set forth above for certain deductible temporary differences where it is not more likely than not the Company will receive future tax benefits. The net change in the valuation allowance for the years ended 1997 and 1998 was $2,324,000 and $2,721,000, respectively.

The portion of the valuation allowance for which subsequently recognized tax benefits will be applied directly to contributed capital is $213,000.

The Company has Federal and state net operating losses (NOL) carryovers of approximately $54,500,000 and $6,000,000 respectively. These NOL carryovers will expire in the years 2000 through 2018. The Company's utilization of a portion of its NOL carryovers is subject to various uncertainties including an annual limitation under Section 382 of the Internal Revenue Code. The amount of this limitation is not known at this time. The Internal Revenue Service ("IRS") recently completed its examination of the Company's former parent, BGLS Group for the year 1993. The examination resulted in a favorable adjustment to the Company's NOL carryovers. This adjustment has been reflected in the NOL carryover amount discussed above. The IRS has asserted deficiencies for the Company's separate federal income tax returns for the years 1988 and 1989. The Company believes it has meritorious defenses and does not expect that any liability resulting from those years will result in a material adverse effect on its results of operations or financial position.

The Company has not provided for U.S. Federal income and foreign withholding taxes on $1,500,000 of non-U.S. subsidiaries' undistributed earnings as of December 31, 1998, because such earnings are intended to be reinvested indefinitely as defined under APB 23. If these earnings were distributed, the additional tax liability of the Company would not be material.

The provision (benefit) for income taxes differs from the amount computed by applying the Federal corporate income tax rate of 34% to income (loss) before income taxes and extraordinary item as follows:

                                                                         Years Ended December 31,
                                                                    ---------------------------------
                                                                             (in percentages)

                                                                     1996          1997          1998
                                                                    -----         -----         -----
          Statutory tax rate                                        (34.0%)       (34.0%)       (34.0%)
          Change in valuation allowance -                            --            23.5         100.7
          Amortization and write-off of intangibles                  44.4            --           9.1
          Deferred tax assets realized but previously
            reserved including utilization of net
            operating losses                                        (12.7)           --            --
          Expiration of state NOLs                                     --          10.2            --
          Effect of foreign operations                                1.5           6.2          13.9
          Adjustments of NOL carry forwards and deferred
            tax assets pursuant to the finalization of the IRS
            Examination and other analysis                                                      (78.6)
          Other                                                       1.2          (3.2)          0.3
                                                                    -----         -----         -----
            Effective tax rate                                        0.4%          2.7%         11.4%
                                                                    =====         =====         =====

NOTE 12 - GEOGRAPHIC AREA INFORMATION

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

                                                        Year Ended December 31,
                                                  ------------------------------------
                                                            (in thousands)

                                                    1996          1997          1998
                                                  --------      --------      --------
     Revenue from unaffiliated customers:
       United States                              $ 54,898      $ 57,321      $ 49,841
       Asia                                             --         6,635         6,501
       Canada                                        5,931         4,862         3,854
       Other foreign                                 3,335         2,160         2,042
                                                  --------      --------      --------
                                                  $ 64,164      $ 70,978      $ 62,238
                                                  --------      --------      --------
     United States revenue from
       foreign affiliates                         $    665      $  1,119      $    379
     United States export sales                   $     73      $     --      $     --
                                                  --------      --------      --------
     Operating income (loss):
       United States (including export sales)     $(12,285)     $(11,240)     $ (2,325)
       Asia                                             --         1,284           777
       Canada                                          589           751           651
       Other foreign                                (1,048)          530          (169)
                                                  --------      --------      --------
                                                  $(12,744)     $ (8,675)     $ (1,066)
                                                  --------      --------      --------
     Identifiable assets:
       United States                              $ 26,308      $ 28,466      $ 28,396
       Asia                                             --         3,676         3,382
       Canada                                        1,414         1,510         1,658
       Other foreign                                 5,131           961         2,321
                                                  --------      --------      --------
                                                  $ 32,853      $ 34,613      $ 35,757
                                                  ========      ========      ========
     Long-lived assets:
       United States                              $10,310       $ 14,511      $ 13,379
       Asia                                       $   300       $    198      $    178
       Canada                                     $   235       $    244      $    193
       Other foreign                              $    24       $    125      $    172

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

NOTE 13 - BUSINESS SEGMENT INFORMATION

In 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 requires segments to be determined and reported based on how management measures performance and makes decisions about allocating resources.

The Company has four reportable segments: Hospitality, Process Manufacturing, Gaming, and Legacy. The Hospitality segment markets three property management systems to the hospitality marketplace. The Process Manufacturing segment markets enterprise resource planning ("ERP") applications software for mid-size process manufacturers. The Gaming segment markets products for the gaming industry. The Legacy segment principally provides maintenance services to its installed base of customers.

The Company's reportable segments are strategic business units that were acquired independently. These segments offer products and services to different types of customers. They are managed separately because each business requires different technology and marketing strategies.

The Company evaluates performance of each segment based on operating income for fiscal years ending December 31, 1996, 1997, and 1998.

As assets were not identified by business segment at December 31, 1996 and 1997, that information is not presented below.

                            YEAR ENDING DECEMBER 31,
                                 (IN THOUSANDS)

1998:
                                Process
                 Hospitality  Manufacturing    Gaming        Legacy         Other         Total
                 -----------  -------------    ------        ------         -----         -----
Revenues from:
  Hardware         $  5,178       $     3       $ 1,801       $   357       $    --       $ 7,339
  Software            8,847         1,948            51            53            --        10,899
  Professional
   Services          19,369         6,687           835        16,801           308        44,000
Total Revenues       33,394         8,638         2,687        17,211           308        62,238
Operating Income
 (loss)                (552)       (1,780)       (1,493)        4,345        (1,586)       (1,066)
Total Assets         15,629         8,930         4,028         6,462           708        35,757

1997:
                                Process
                 Hospitality  Manufacturing    Gaming        Legacy         Other         Total
                 -----------  -------------    ------        ------         -----         -----
Revenues from:
  Hardware         $  5,410       $ 2,237       $ 3,176       $ 1,228       $ 1,298       $13,349
  Software            5,899         1,106           579           221            24         7,829
  Professional
   Services          21,411         7,586           839        19,066           898        49,800
Total Revenues       32,720        10,929         4,594        20,515         2,220        70,978
Operating Income
 (loss)                 652        (3,149)       (1,714)        1,998        (6,462)       (8,675)

1996:
                                Process
                 Hospitality  Manufacturing    Gaming        Legacy         Other         Total
                 -----------  -------------    ------        ------         -----         -----
Revenues from:
  Hardware         $  3,895       $   139       $ 1,142       $ 7,394       $ 1,387       $13,957
  Software            3,619           830           570           451            73         5,543
  Professional
   Services          10,017         1,988           605        30,684         1,370        44,664
Total Revenues       17,531         2,957         2,317        38,529         2,830        64,164
Operating Income
 (loss)             (20,377)       (5,438)       (4,015)       11,395         5,691       (12,744)

NOTE 14 - STOCKHOLDERS' EQUITY (DEFICIENCY)

STOCK OPTION PLANS

In connection with the Plan of Reorganization (see Note 17), the Company adopted the MAI Systems Corporation 1993 Stock Option Plan (the "1993 Plan") which became effective on January 27, 1994. Under the 1993 Plan, 1,250,000 authorized shares of Common Stock are reserved for issuance of options. Options under the 1993 Plan may be granted at exercise prices determined by the Compensation Committee of the Board of Directors, provided that the exercise prices shall not be less than the fair market value of the Common Stock on the date of grant. At December 31, 1998, 389,640 options under the 1993 Plan were exercisable and the weighted-average exercise price of these options was $4.76

In July 1995, the Board of Directors adopted the Non-Employee Director's Stock Option Plan (the "Director's Plan"). Under the Director's Plan, certain directors who are not employees of the Company or any affiliate of the Company are eligible to receive stock options. The Director's Plan provides each non-employee director who is elected or appointed and duly qualified, be granted automatically an option to purchase 31,250 shares of Common Stock. The option vests in five equal installments, the first of which occurs on the six-month anniversary of the non-employee director's election or appointment to the Board, and thereafter on the date of each successive re-election to another annual term. The Director's Plan further provides that each non-employee director is also granted an option to purchase 6,250 shares of Common Stock on the date of each annual meeting of the Company's stockholders at which the director is reelected to the Company's Board. These options vest on the date of the annual meeting of the Company's stockholders held during the fourth calendar year after the date of grant at which the director is reelected to the Board. The number of shares of Common Stock reserved for issuance pursuant to the Director's Plan is 125,000 shares. The exercise price shall not be lower than the fair market value of the Common Stock on the date of grant. As of December 31, 1998, 6,250 options under the Director's Plan were exercisable and the weighted-average exercise price of these options was $2.38.

At December 31, 1998, there were 29,101 additional shares available for grant under the stock option plans. The per share weighted-average fair value of stock options granted during 1996, 1997 and 1998 was $4.90, $4.52 and $2.65, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: 1996 -- risk-free interest rate of 6.20%, volatility of 65% and an expected life of 5 years; 1997 and 1998 -- risk-free interest rate of 6.20%, volatility of 70% and an expected life of 5 years.

The Company applies APB Opinion No. 25 in accounting for its stock option plans and, accordingly, no compensation cost using the intrinsic value method has been recognized for its stock option grants in the financial statements except as noted below. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have been reduced (increased) to the pro forma amounts indicated below:

                                                          Years ended December 31,
                                                   -------------------------------------
                                                    (in thousands except per share data)

                                                     1996          1997           1998
                                                     ----          ----           ----
        Net loss:                 As reported      $(13,487)     $(10,172)      $(2,316)
                                  Pro forma         (14,210)      (11,191)       (3,403)

        Basic loss per share:     As reported         (1.85)        (1.08)        (0.23)
                                  Pro forma           (1.94)        (1.19)        (0.32)

        Diluted loss per share:   As reported      $  (1.85)     $  (1.08)      $ (0.23)
                                  Pro forma           (1.94)        (1.19)        (0.32)

Pro forma net loss and pro forma net loss per share reflects only options granted in 1995, 1996, 1997 and 1998. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts presented above because compensation cost is reflected over the options' vesting period of four years.

The following is a summary of stock option activity under the Company's stock option plans:

                                                        Number of       Weighted-average
                                                         shares          exercise price
                                                        ---------       ----------------
     Options outstanding at December 31, 1995             657,291           $   2.56

          Granted                                         400,166               9.16
          Exercised                                       (73,496)              1.87
          Canceled                                        (21,004)              5.02
                                                        ---------

     Options outstanding at December 31, 1996             962,957           $   5.36

          Granted                                         518,167               4.52
          Exercised                                      (206,777)              1.70
          Canceled                                       (249,005)              6.08
                                                        ---------

     Options outstanding at December 31, 1997           1,025,342           $   5.45

          Granted                                         245,770               2.64
          Exercised                                       (40,666)              1.65
          Canceled                                       (205,486)              6.79
                                                        ---------

     Options outstanding at December 31, 1998           1,024,960           $   4.76
                                                        =========

At December 31, 1998, the range of exercise prices and weighted-average remaining contractual life of outstanding options under the Company's stock option plans were $1.65 - $9.75 and 8.32 years, respectively.

During 1997 and 1998, the Company accelerated the vesting period of certain stock options granted to certain employees of the Company resulting in a new measurement date of such options. The exercise prices of the options were below the fair market value on the date of acceleration. Accordingly, earned compensation of approximately $169,000 and $10,000 have been recorded for the difference between the option exercise price and fair market value on the date of acceleration in 1997 and 1998, respectively.

PREFERRED STOCK

On May 20, 1997, the Company authorized the issuance of up to 1,000,000 shares of $0.01 par value preferred stock. The Board of Directors has the authority to issue the preferred stock, in one or more series, and to fix the rights, preferences, privileges and restrictions thereof without any further vote by the holders of Common Stock.

NOTE 15 - EMPLOYEE BENEFITS

SAVINGS PLANS

On October 1, 1995, the Company established a Savings and Investment Plan covering substantially all the Company's domestic employees (the "Domestic Plan"). The Domestic Plan qualifies under Sections 401(k) and 401(a) of the Internal Revenue Code. Participating employees are allowed to contribute from 1% to 15% of their annual compensation. During 1996, 1997 and 1998, the Company did not make contributions to the Domestic Plan.

The Company's Canadian subsidiary offers to its employees a money purchase plan for benefits accruing in respect of service from August 1, 1985 for substantially all full-time employees (the "Canadian Plan"). Participating employees are allowed to contribute between 2% and 6% of their annual compensation. The Company contributes an amount equal to 50% of the employee contributions up to a maximum of 2% of annual compensation. Contributions to the Canadian Plan by the Company were approximately $31,000, $12,000 and $3,500 for 1996, 1997 and 1998, respectively.

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

The actuarially computed components of net periodic benefit cost included the following components:

                                                   Year Ended December 31,
                                                 ---------------------------
                                                       (in thousands)

                                                 1996       1997       1998
                                                 -----      -----      -----
     Service costs                               $  40      $  40      $  40
     Interest cost                                 109        113        110
     Expected return on plan assets                (81)       (97)      (110)
                                                 -----      -----      -----

     Net periodic pension expense                $  68      $  56      $  40
                                                 =====      =====      =====

The following table sets forth the funded status and amounts recognized in the Company's consolidated statements of operations:

                                                                  Years Ended December 31,
                                                                  ------------------------
                                                                       (in thousands)

     Change in Benefit Obligation:                                  1997            1998
                                                                   -------         -------
     Projected Benefit Obligation, beginning of year               $ 1,532         $ 1,541
     Service cost                                                       40              40
     Interest cost                                                     112             109
     Benefits paid                                                    (182)            (56)
     Actuarial loss/(gain)                                              39             340
                                                                   -------         -------
     Projected Benefit Obligation, end of year                     $ 1,541         $ 1,974
                                                                   =======         =======
     Change in Plan Assets:

     Plan assets, beginning of year                                $ 1,244         $ 1,407
     Actual return on plan assets                                      246             270
     Employer contribution                                             100              55
     Benefits paid                                                    (182)            (56)
                                                                   -------         -------
     Plan assets, end of year                                      $ 1,408         $ 1,676

     Funded status                                                 $  (133)        $  (299)
     Unrecognized (gain)/loss                                           41             222
                                                                   -------         -------
     Net amount recognized                                         $   (92)        $   (77)
                                                                   =======         =======


The weighted average discount rates used in determining the actuarial present value of the benefit obligations were 7.25% for 1997 and 6.75% for 1998. The long term rate of return on assets was 8% in both 1998 and 1997.

NOTE 16 - RESTRUCTURING COSTS

Prior to 1994, a restructuring plan was implemented comprising employee severance programs, excess facilities and lease termination costs. During 1996, 1997 and 1998 approximately $397,000, $119,000 and $37,000, respectively, of costs and payments have been charged against this balance. During 1996, $244,000 was reversed due to changes in the underlying estimates for excess space and credited to selling, general and administrative expenses in the accompanying consolidated statement of operations in 1996. The remaining balance at December 31, 1997 and 1998 of $118,000 and $81,000, respectively, mainly comprised lease obligations for excess space.

In September 1997, management authorized and committed the Company to a restructuring plan to eliminate operations and related expenses which were not required to support the Company's operations of software sales and professional services. In connection with the restructuring plan, the Company recorded a restructuring charge of $900,000 to recognize severance, benefits and other related costs for the employees to be terminated. During 1997, the Company paid approximately $875,000 of severance and termination benefits. The remaining balance of $14,000 at December 31, 1998 mainly consists of remaining severance and termination benefits and is expected to be paid in 1999.

NOTE 17 - PLAN OF REORGANIZATION

In connection with the Company's Chapter 11 bankruptcy proceedings in 1993, shares of Common Stock are currently being distributed by the Company to its former creditors pursuant to the Plan of Reorganization (the "Plan") as approved by United States Bankruptcy Court. The Company anticipates that approximately 6,820,338 shares of Common Stock will be issued under the Plan. As of December 31, 1998, 6,755,751 shares had been issued pursuant to the Plan.

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

NOTE 18 - COMMITMENTS AND CONTINGENCIES

LEASES

The Company leases certain facilities and equipment, some of which are in excess of the Company's current and anticipated needs (and have been included in accrued liabilities and other long-term liabilities in the balance sheet at December 31, 1997 and 1998) under both month-to-month and fixed-term agreements.

The aggregate minimum rentals under operating leases with noncancelable terms of one year or more are as follows:

                          Year Ending December 31,
                          ------------------------
                              (in thousands)
          1999                    $1,802
          2000                     1,540
          2001                     1,201
          2002                     1,005
          2003                       221
                                  ------
                                  $5,769
                                  ======


Rental expense was approximately $1,961,000, $2,226,000 and $2,095,000 for the years ended December 31, 1996, 1997, and 1998, respectively.

LEGAL PROCEEDINGS

In June 1996, the Company received an $8,500,000 cash settlement relating to the proposed sale of certain of its subsidiaries in 1993. The settlement, net of $525,000 of legal fees, is included in other operating income in the 1996 consolidated statement of operations.

The Company has filed and will continue to file objections to claims asserted in its Chapter 11 bankruptcy proceedings. The majority of these claims would, if upheld, give rise to allowed unsecured claims entitling the respective claimants to distributions of Common Stock. A number of filed objections in respect of secured claims, administrative claims, priority claims, tax claims, convenience claims and cure claims were still outstanding at December 31, 1998. To the extent the Company's objection to such claims are not sustained, the Company will be obligated to pay such claims in a lump sum in the case of convenience claims and administrative claims and in the case of secured claims, priority claims, tax claims and cure claims, on a deferred basis over six to seven years, depending on the type of claim, at an interest rate of 6% in accordance with the Plan of Reorganization. The Company does not believe the outcome of these objections to be material.

On October 5, 1998, CSA Private Limited ("CSA") filed a lawsuit against the Company in the U.S. District Court for the Central District of California. CSA is a shareholder of the Company. At the time of the Company's purchase of Hotel Information Systems, Inc. ("HIS") in 1996, CSA was a shareholder of HIS and, in connection with the purchase, the Company agreed to issue to CSA shares of the Company's common stock worth approximately $4.8 million (plus accrued interest until such time as the shares are issued and registered), and also granted CSA certain demand registration rights with respect to such stock. CSA subsequently requested registration of its shares and, in October, 1996, the Company filed an S-3 registration statement with the Securities and Exchange Commission ("SEC") for the purpose of registering these shares. The SEC, however, required an auditor's consent to the use of the HIS financial statements in the S-3, which consent HIS's previous auditors were unwilling to provide. When this impediment to registration was removed in April, 1998, CSA again demanded registration of its shares. The Company has delayed registration based upon a provision in its agreements with CSA allowing the Company to defer such registration under certain circumstances provided that, during the period of such delay, an increased interest rate is applied in calculating the dollar value of shares of the Company's common stock to which CSA is ultimately entitled. In its lawsuit, CSA alleges that the Company's failure to register its shares has deprived it of its ability to realize approximately $5,000,000 from sale of the shares to which it is entitled and requests (a) money damages in an amount not less than $5,000,000, (b) injunctive relief directing the Company to register CSA's shares, and (c) specific performance of its agreements with the Company.

The initial delay in registration of CSA's shares was the result of the refusal on the part of HIS's previous auditors to consent to the inclusion of HIS's financial statements in the S-3, a factor beyond the Company's control, and the subsequent delay has been the result of the Company's good faith exercise of its rights under its agreements with CSA to defer registration due to corporate financings and other transactions, including financing in process (see Note 6). Accordingly, the Company believes that it is in full compliance with all of its obligations under its agreements with CSA, and is contesting the lawsuit. The parties are currently conducting settlement negotiations.

The Company is also involved in various other legal proceedings which are incident to its business. Management believes the ultimate outcome of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

YEAR 2000 COMPLIANCE

The Year 2000 compliance issue arises from the fact that a significant percentage of the software utilized by United States businesses relies on two-digit date codes to perform computations and decision-making functions. Commencing on January 1, 2000, these computer programs may fail from an ability to interpret date codes properly, misinterpreting "00" as the year 1900 rather than 2000.

It is possible that this issue may have adverse consequences to the Company's information systems, the Company's operations and the third parties needed to support the Company's business activities. It is also possible that the Year 2000 issue may adversely impact the Company's installed base and the desirability of the Company's products and services.

It is not currently possible to estimate the extent to which Year 2000 issues may impact the estimates used currently to determine the carrying amounts of recorded assets or liabilities or in the disclosure of gain or loss contingencies. It is also not possible to estimate the extent to which Year 2000 issues may impact the Company's future operations.

RELATED PARTY TRANSACTIONS

Under the terms of a consulting agreement dated August 15, 1994 (amended as of October 17, 1994, August 16, 1996, August 31, 1997 and August 31, 1998), between Orchard Capital Corporation ("Orchard") and the Company, Orchard provides the services of Richard S. Ressler as the Company's Chairman. Orchard was paid a consulting fee of $20,000 per month through August 15, 1996 and $24,000 per month thereafter. In addition, Orchard earned a bonus of $1,188,000 payable in cash or freely transferable Common Stock (at the option of the Company) when the closing trading price of the shares of the Company's Common Stock for 20 consecutive trading days ending on or after January 1, 1996 exceeded $4.00 per share (adjusted for the 25% stock split - see Note 1). During the second quarter of 1997, the Company issued 398,510 shares of Common Stock to Orchard to settle the $1,188,000 bonus in full. In addition to such compensation, Orchard was granted warrants in 1995 to purchase up to 625,000 shares of Common Stock at a price of $1.90 per share and in March 1997, was granted additional warrants to purchase up to 50,000 shares of the Company's Common Stock at a price of $7.50 per share, the fair market values of Common Stock on the dates of grant. The warrants were fully exercisable on the dates of the respective grants. In September 1997, Orchard exercised warrants to purchase 157,895 shares of Common Stock at $1.90 per share and additional warrants to purchase 50,000 shares of the Company's common stock at $3.04 per share (which warrants had been temporarily re-priced in order to induce exercises), resulting in $452,000 cash proceeds to the Company (see Note 9).

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

On February 3, 1999, the Company's Chairman purchased 201,106 shares of the Company's Common Stock valued at $500,000.

NOTE 19 - INCOME (LOSS) PER SHARE

As discussed in Note 1, the Company adopted SFAS No. 128 effective December 31, 1997. The following table illustrates the computation of basic and diluted loss per share under the provisions of SFAS No. 128.

                                                                             YEAR ENDING DECEMBER 31,
                                                                       ------------------------------------
                                                                         1996          1997          1998
                                                                       --------      --------      --------
Numerator:
Numerator for basic and diluted loss per share - net loss              $(13,487)     $(10,172)     $ (2,316)
                                                                       ========      ========      ========

Denominator:
Denominator for basic loss per share - weighted average number
 of common shares outstanding during the period                           7,309         9,408        10,587
 Incremental common shares attributable to exercise of outstanding
 options and warrants                                                        --            --            --
                                                                       --------      --------      --------

Denominator for diluted loss per share                                    7,309         9,408        10,587
                                                                       ========      ========      ========

Basic loss per share                                                   $  (1.85)     $  (1.08)     $  (0.23)

Diluted loss per share                                                 $  (1.85)     $  (1.08)     $  (0.23)

The computation of diluted loss per share for the years ended December 31, 1996, 1997 and 1998 excludes the effect of incremental common shares attributable to the exercise of outstanding common stock options and warrants because their effect would be antidilutive (See Notes 14 and 17). Additionally, the computation does not consider the additional shares of Common Stock which may be issued in connection with past acquisitions (see Note 6).