Form 10-K405, Exhibit 13
period 1999-12-31
MAI SYSTEMS CORP
filed 2000-04-14
CIK 760436

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

13.1.6 Consolidated Statements of Stockholders' Equity (Deficiency) and Comprehensive Income (Loss)

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


                             SELECTED FINANCIAL DATA
                        (in thousands except share data)

                                                       For the Years Ended December 31,
                                           --------------------------------------------------------
                                             1995        1996        1997        1998        1999
                                           --------    --------    --------    --------    --------
STATEMENT OF OPERATIONS DATA
Revenue                                    $ 66,294    $ 64,164    $ 70,978    $ 62,238    $ 56,346
Operating Income (loss)                       9,399     (12,744)     (8,675)     (1,066)     (8,873)
Income (loss) before extraordinary items      8,623     (13,487)    (10,172)     (2,316)    (10,773)
Net income (loss)                            10,189     (13,487)    (10,172)     (2,316)    (10,773)
Income (loss) per share - (2):
Basic income (loss) per share:
    Income (loss) before
      extraordinary item                   $   1.26    $  (1.85)   $  (1.08)   $  (0.23)   $  (0.99)
    Extraordinary item                         0.23          --          --          --          --
                                           --------    --------    --------    --------    --------
                                           $   1.49    $  (1.85)   $  (1.08)   $  (0.23)   $  (0.99)
                                           ========    ========    ========    ========    ========

Diluted income (loss) per share:
    Income (loss) before
      extraordinary item                   $   1.12    $  (1.85)   $  (1.08)   $  (0.23)   $  (0.99)
    Extraordinary item                          .20          --          --          --          --
                                           --------    --------    --------    --------    --------

                                           $   1.32    $  (1.85)   $  (1.08)   $  (0.23)   $  (0.99)
                                           ========    ========    ========    ========    ========

Weighted average common shares used
   in determining income (loss) per
   share:

   Basic                                      6,820       7,309       9,408      10,587      10,889
                                           ========    ========    ========    ========    ========

   Diluted                                    7,724       7,309       9,408      10,587      10,889
                                           ========    ========    ========    ========    ========

BALANCE SHEET DATA

Working capital (deficiency)                    337      (8,270)    (11,696)     (8,010)    (14,381)
Total Assets                                 21,033      32,853      34,613      35,757      24,630
Long-term debt                                1,021         485       5,230       8,570       8,162
Stockholders' equity (deficiency)             2,472       2,058        (666)     (2,366)    (12,569)

---------------

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

QUARTERLY DATA (UNAUDITED)
(IN MILLIONS EXCEPT SHARE DATA)

                            1st Quarter  2nd Quarter  3rd Quarter  4th Quarter  1st Quarter  2nd Quarter  3rd Quarter  4th Quarter
                               1998         1998         1998         1998         1999         1999         1999         1999
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Revenue                        $ 15.2      $ 14.1       $ 14.7       $ 18.2        $16.1        $16.3       $ 11.4       $ 12.5
Gross Profit                      7.2         5.3          7.0         10.2          9.1          9.1          2.5          5.9
Operating income (loss)          (0.8)       (2.4)         0.3          1.8          1.5          1.1         (6.5)        (5.0)
Income (loss) before income
 taxes                           (1.1)       (2.5)        0.05          1.6          1.2          0.8         (7.5)        (5.1)
Net income (loss) (2)            (1.1)       (2.5)        0.05          1.2          1.2          0.8         (7.5)        (5.3)

Income (loss) per share (1):

Basic                          $(0.11)     $(0.24)      $ 0.01       $ 0.11        $0.11        $0.07       $(0.68)      $(0.49)

Diluted                        $(0.11)     $(0.24)      $   --       $ 0.11        $0.11        $0.07       $(0.68)      $(0.49)

Weighted average common
 shares used in determining
 income (loss) per share
 (in thousands):

Basic                          10,298      10,594       10,731       10,726       10,836       10,907       10,907       10,907
                               ======      ======       ======       ======       ======       ======       ======       ======

Diluted                        10,298      10,594       10,852       10,798       10,925       11,019       10,907       10,907
                               ======      ======       ======       ======       ======       ======       ======       ======

Share Prices
     High                       $5.13       $5.38        $3.75        $3.75        $3.25        $4.00        $3.31        $1.25
     Low                        $1.44       $3.25        $1.25        $1.13        $2.13        $1.88        $1.06        $0.44

-------------------

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

(2) The fourth quarter of 1999 includes charges of $2.3 relating to a restructuring plan.

                                                                  EXHIBIT 13.1.2


          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the audited consolidated financial statements included elsewhere herein. Except for the historical information contained herein, the matters discussed in this Annual Report are forward-looking statements that involve a number of risks and uncertainties. There are certain important factors and risks, including the rapid change in hardware and software technology, market conditions, competitive factors, seasonality and other variations in the buying cycles of certain of the Company's customers, the timing of product announcements, the release of new or enhanced products, the introduction of competitive products and services by existing or new competitors, the significant risks associated with the acquisition of new products, product rights, technologies or businesses, MAI's ability to retain technical, managerial and other personnel, and the other risks detailed from time to time in the Company's SEC reports, including reports on Form 10-K and Form 10-Q, that could cause results to differ materially from those anticipated by the statements made herein. Therefore, historical results and percentage relationships will not necessarily be indicative of the operating results of any future period. See "Risk Factors", in the Company's Annual Report on Form 10-K for 1999.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1999, working capital deteriorated from a negative working capital of $8,010,000 at December 31, 1998 to a negative working capital of $14,381,000. Excluding unearned revenue (which will not give rise to cash disbursements to third parties) of $7,773,000, the Company had a working capital deficiency of $6,608,000 at December 31, 1999, resulting in a current ratio of
0.68 to 1.0. Unearned revenue for 1998 was $10,702,000, and working capital excluding unearned revenue was $2,692,000, resulting in a current ratio of 1.15 to 1.0. Excluding unearned revenue, the decrease of $9,300,000 was primarily attributable to decreases in net receivables of $7,303,000, inventories of $765,000 and prepaids and other assets of $2,137,000 and increases in the Company's Bridge Loan of $1,450,000 and accrued liabilities of $977,000.

Cash and cash equivalents increased from $2,029,000 at December 31, 1998, to $2,645,000 at December 31, 1999. Availability under the Company's existing secured revolving credit facility is based on a calculation using a rolling average of certain cash collections. At December 31, 1999, approximately $2,892,000 was available and drawn down under this facility. The facility expires on April 30, 2002.

Net cash used in investing activities in 1999 totaled $3,844,000, mainly related to software development costs and capital expenditures.

Net cash provided by financing activities in 1999 totaled $1,264,000, which is mainly comprised of $500,000 in proceeds from issuance of common stock, $2,000,000 from proceeds from Bridge Loan, less $860,000 in repayments of long-term debt and Bridge Loan and $385,000 decrease in the secured revolving credit facility. The Company was temporarily in default on its revolving credit facility, Bridge Loan and subordinated debt. On April 13, 2000, the Company amended the respective loan agreements to waive all previous defaults and to require weekly principal payments of $35,000 on the Bridge Loan and weekly interest payments of $12,500 on the subordinated debt until the Bridge Loan is paid in full, then $25,000 per week on the subordinated debt until all accrued and unpaid interest on the subordinated debt is paid in full, then $11,000 per week in interest on the subordinated debt thereafter. Additionally, the Company will be required to pay Coast a fee of $300,000.

Stockholders' deficiency increased from $2,366,000 at December 31, 1998, to $12,569,000 at December 31, 1999, primarily as a result of a net loss of $10,773,000 for the year. The Company has commitments in connection with lease commitments, which require payments of $1,405,000 in 2000.

Net cash provided by operating activities in 1999 totaled $3,251,000 and mainly related to non-cash charges during 1999 for depreciation and amortization of tangible and intangible assets, of $3,685,000, write-down of notes receivable of $355,000, stock compensation expense of $280,000, write-offs of deferred financing costs of $574,000 and furniture, fixtures and equipment of $1,900,000 and provisions for doubtful accounts of $2,151,000 and inventory obsolescence of $413,000. Also contributing to net cash provided by operating activities were decreases in receivables of $3,638,000 prepaids and other assets of $1,483,000 and other assets of $927,000 and increases in accounts payable and customer deposits of $375,000 and accrued liabilities of $1,083,000. This was mainly offset by the net loss of $10,773,000 and a decrease in deferred revenue of $2,578,000. The Company expects that it will continue to generate cash from its operating activities.

Although the Company has a net stockholders' deficiency of $12,569,000 at December 31, 1999, the Company believes it will generate sufficient funds from operations and obtain additional financing, as needed, in 2000 to meet its operating and capital requirements. The Company's belief is based on the Company significantly reducing its cost structure through a restructuring effected in 1999 which included reductions in employee headcount and the use of outside consultants, the closure and reduction of certain facilities, and the renegotiation , termination or replacement of certain contracts with service providers. Additionally, the Company has a $14.0 million backlog as of December 31, 1999. The Company expects to generate positive cashflow during 2000 from shipping out products and services from this backlog as well as new orders. Also, the Company is currently holding its notes receivable for sale and has a letter intent for the sale of the notes. If consummated, the amount expected to be realized upon the sale of these notes is $2,700,000. The Company expects to sell these notes during 2000 and use the funds to reduce certain current obligations and other operational purposes.

Lastly, the Company has historically been successful in securing additional capital, when needed, to meet operating and capital requirements.

As of March 31, 2000, the Company had issued and outstanding 10,842,071 shares of Common Stock.

RESULTS OF OPERATIONS

Year Ended December 31, 1998 Compared to Year Ended December 31, 1999.

(dollars in thousands)
                                                                   Percentage of                        Percentage of
                                              December 31, 1998       Revenue      December 31, 1999       Revenue
                                              -----------------    -------------   -----------------    -------------
Revenues:
     Hospitality                                    $ 33,394            53.7%           $ 35,639            63.3%
     Process Manufacturing                             8,638            13.9%              8,243            14.6%
     Gaming                                            2,687             4.3%              1,696             3.0%
     Legacy                                           17,211            27.6%             10,768            19.1%
     Other                                               308             0.5%                 --              --
Total Revenue                                         62,238           100.0%             56,346           100.0%
Gross Profit                                          29,690            47.7%             26,627            47.3%
Selling, general and administrative expenses          23,798            38.2%             25,456            45.2%
Restructuring                                             --              --               2,288             4.1%
Research and development costs                         4,058             6.5%              5,114             9.1%
Amortization of intangibles                            2,522             4.1%              2,326             4.1%
Other operating expense                                  378             0.6%                280             0.5%
Write off of deferred financing costs                     --              --                 574             1.0%
Equity in net income of unconsolidated
  subsidiaries                                           (33)           (0.1%)               (28)           (0.1%)
Interest expense, net                                    896             1.4%              1,185             2.1%
Provision for income taxes                               387             0.6%                169             0.3%
Net income (loss)                                   $ (2,316)           (3.7%)          $(10,773)          (19.1%)

Revenue for 1999 was $56,346,000 compared to $62,238,000 in 1998 or a 9.5%
decrease. The Company continues to transition from its legacy business to the sale of enterprise solutions as 80.9% of the Company's 1999 revenue resulted from its enterprise solutions business as compared to 72.0% in 1998. The Company's revenue from its sales of enterprise solutions in industries in which it competes (hospitality, process manufacturing, gaming and other), increased 1.2% compared to the prior year. Hospitality revenue increased 6.7% from $33,394,000 in 1998 to $35,639,000 in 1999, largely due to increased software sales. Process Manufacturing decreased only slightly from $8,638,000 in 1998 to $8,243,000 in 1999. Gaming revenue decreased 36.9% from 1998 to 1999 due to the sale of its gaming subsidiary in June 1999. Consistent with the Company's strategy to focus on providing software and services to its vertical markets, the Company's legacy revenue (traditional hardware contract service revenues and proprietary add-on sales) declined 37.4% year over year, largely due to expected decreased volume and customers replacing their legacy systems due to Year 2000 compliance.

Gross profit for 1999 decreased to $26,627,000 (47.3%) from $29,690,000 (47.7%)
in 1998. The overall gross margin remained consistent in 1999 to that of 1998 despite a decline in revenue. This was due primarily to increased software sales, which have higher gross margins.

Gross margin on hospitality sales remained consistent in 1999 to that of 1998. Gross margins on gaming decreased from 68.5% in 1998 to 60.4% in 1999 due to lower margins on hardware. Gross margins associated with the Company's legacy business declined consistent with the Company's strategy to focus on providing software and services to its vertical markets. Gross margin on process manufacturing sales decreased from 56.2% in 1998 to 51.2% in 1999 mainly due to decreased margins on software support.

Selling, general and administrative ("SG&A") expenses increased 7.0% from $23,798,000 in 1998 to $25,456,000 in 1999. The increase is primarily related to increased payroll and consultancy costs.

The Company incurred restructuring costs of $2,288,000 in 1999 in connection with a restructuring plan to close or reduce certain facilities and reduce the work force to the appropriate levels to sufficiently support the Company's operations. The costs were recorded to recognize severance, benefits and other related costs for employees to be terminated; accruals for lease commitments and the write-off of certain furniture, fixtures and equipment. There were no comparable costs in 1998.

Research and development costs were $4,058,000 in 1998, compared to $5,114,000 in 1999. The increase was primarily due to a decrease in costs capitalized in 1999, and increased outsourcing of certain development efforts.

Amortization of intangibles was $2,522,000 in 1998 and $2,326,000 in 1999. This represents the amortization of intangible assets resulting from acquisitions of HIS, CIMPRO and the remaining minority ownership (through the acquisition of stock options) of Gaming Systems International, ("GSI"). The decrease was mainly due to the sale of GSI in July 1999.

Net interest expense was $896,000 for 1998 compared to $1,185,000 in 1999. The increase in 1999 is reflective of higher interest rates associated with the Company's line of credit as compared to 1998 and interest related to the Company's Bridge Loan obtained on July 28, 1999.

The income tax provision reflects a tax provision for the Company's foreign operations. The Company's income tax provisions in 1998 and 1999 results primarily from profitable foreign operations in those years.

RESULTS OF OPERATIONS

Year Ended December 31,1997 Compared to Year Ended December 31, 1998.

(dollars in thousands)
                                                              Percentage of                        Percentage of
                                         December 31, 1998       Revenue      December 31, 1999       Revenue
                                         -----------------    -------------   -----------------    -------------
Revenues:
     Hospitality                              $ 32,720             46.1%           $ 33,394              53.7%
     Process Manufacturing                      10,929             15.4%              8,638              13.9%
     Gaming                                      4,594              6.5%              2,687               4.3%
     Legacy                                     20,515             28.9%             17,211              27.6%
     Other                                       2,220              3.1%                308               0.5%
Total Revenue                                   70,978            100.0%             62,238             100.0%
Gross Profit                                    27,282             38.5%             29,690              47.7%
Selling, general and administrative
  expenses                                      26,698             37.6%             23,798              38.2%
Restructuring                                      900              1.3%                 --                --
Research and development costs                   5,583              7.9%              4,058               6.5%
Amortization and impairment
  of intangibles                                 2,331              3.3%              2,522               4.1%
Other operating expense                            445              0.6%                378               0.6%
Equity in net losses (income) of
  unconsolidated subsidiaries                      151              0.2%                (33)             (0.1%)
Interest expense, net                            1,080              1.5%                896               1.4%
Provision for income taxes                         266              0.4%                387               0.6%
Net income (loss)                             $(10,172)           (14.3%)          $ (2,316)             (3.7%)

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

ACCOUNTING PRONOUNCEMENTS

In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is effective for transactions entered into after January 1, 2001. This statement requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges will be recognized in earnings. The Company is in the process of determining the impact that the adoption of SFAS No. 133 will have on its results of operations and financial position.

In December 1999, the SEC staff issued Staff Accounting Bulletin No., 101, "Revenue Recognition in Financial Statements" and in March 2000, the SEC staff issued Staff Accounting Bulletin No. 101A "Implementation Issues Related to SAB 101." These bulletins summarize certain of the staff's views about applying generally accepted accounting principles to revenue recognition in financial statements. The staff is providing this guidance due, in part, to the large number of revenue recognition issues that registrants encounter. The provisions of these pronouncements are effective for the Company commencing with the second quarter of 2000. Management is in the process of analyzing the implications of these bulletins and is anticipating that further implementation guidance will be forthcoming from the SEC. Accordingly, there is uncertainty as to the ultimate impact to the Company in applying these bulletins.

YEAR 2000 COMPLIANCE RISKS

This section is a Year 2000 Readiness Disclosure Statement pursuant to the Year 2000 Information and Readiness Disclosure Act of 1998.

During 1999, the Company successfully completed its program to achieve Year 2000 Readiness. Before June 30, 1999 the Company completed an evaluation of both its information technology systems and its non-technology systems, such as equipment containing microprocessors. At that time the Company determined that all information technology and non-technology systems in its corporate home office in Irvine, California and in its branch or subsidiary offices in the United States and internationally had been modified to address Year 2000 issues. "Year 2000 Ready" meant that the performance or functionality of the Company's internal systems would not be significantly affected by the dates prior to, during, and after the Year 2000, to include leap year calculations and specific day-of-the-week calculations.

The Company established a Year 2000 "task force" which prepared and released its Year 2000 products readiness report on the Company's "Web Pages" (www.maisystems.com and www.hotelinfosys.com) and made available to clients a copy of this report on a per request basis. The Company launched a direct mail/fax campaign in February 1999 to all of its current maintenance agreement clients as well as to all identifiable clients that may be utilizing the Company's products, informing clients that the "Year 2000 Readiness Program" was available to be viewed at the indicated websites. The mailing also provided clients the opportunity to request information regarding the "Year 2000 Readiness Program" if they so desired. This mailing was executed using the most current client database available. This notification went to approximately 18,000 domestic customers as well as being faxed to approximately 4,000 international customers from the Company's international offices.

The Company currently knows of no significant year 2000-related failures occurring in either its products or its internal systems as a result of the date change from December 31, 1999 to January 1, 2000. As expected, the Company has not experienced a material adverse impact on its business, products, results of operations, or financial condition as a result of the Year 2000 issue.

The Company estimates that the costs associated with implementing its Year 2000 compliance plan for its corporate offices was approximately $300,000. These costs were expensed as incurred and were comprised primarily of the personnel costs required to review all software for Year 2000 compliance, the informational mailing and website costs and outside and consulting fees.

The Company will continue to monitor its critical processes, and those of significant third parties that are critical to the Company's operations, for potential Year 2000-related problems. The Company's present "reasonably likely worst case scenario" for Year 2000 problems involves potential product liability claims by substantial customers involving collateral (business interruption) damages. Although the Company has not experienced any product liability claims to date regarding Year 2000 compliance, there can be no assurance that errors or defects, whether associated with Year 2000 functions or otherwise, will not result in product liability claims against the Company in the future. The Company's license agreements with customers typically contain provisions designed to limit the Company's exposure to potential product liability claims; however, it is possible that such limitation of liability provisions may not be effective under the laws of certain jurisdictions. Defective products or releases could result in loss of revenues, increased service and warranty costs and product liability claims, and could adversely affect the Company's market penetration and reputation, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

                                                                  EXHIBIT 13.1.3


                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
MAI Systems Corporation:


We have audited the accompanying consolidated balance sheets of MAI Systems Corporation and subsidiaries as of December 31, 1998 and 1999 and the related consolidated statements of operations, stockholders' equity (deficiency) and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MAI Systems Corporation and subsidiaries as of December 31, 1998 and 1999 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.


/s/ KPMG LLP


Orange County, California
April 13, 2000

                                                                  EXHIBIT 13.1.4
                           CONSOLIDATED BALANCE SHEETS


                           CONSOLIDATED BALANCE SHEETS
                           December 31, 1998 and 1999

                                                                     For the Years Ended December 31,
                                                                     --------------------------------
                                                                       1998                  1999
                                                                     ---------             ---------
                                                                              (in thousands)
ASSETS

Current assets:
     Cash                                                            $   2,029             $   2,645
     Receivables, less allowance for doubtful accounts of
       $3,323 in 1998 and $3,622 in 1999                                14,492                 7,189
     Inventories                                                         1,390                   625
     Notes receivable, less deferred gain of $1,227                         --                 2,700
     Prepaids and other assets                                           2,919                   782
                                                                     ---------             ---------

             Total current assets                                       20,830                13,941

Furniture, fixtures and equipment, net                                   3,737                 2,609
Intangibles, net                                                        10,185                 7,974
Other assets                                                             1,005                   106
                                                                     ---------             ---------

             Total assets                                            $  35,757             $  24,630
                                                                     =========             =========

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current liabilities:
     Bridge loan                                                     $      --             $   1,450
     Current portion of long-term debt                                     645                   447
     Accounts payable                                                   10,160                10,705
     Customer deposits                                                   2,587                 2,236
     Accrued liabilities                                                 4,159                 5,136
     Income taxes payable                                                  587                   575
     Unearned revenue                                                   10,702                 7,773
                                                                     ---------             ---------

             Total current liabilities                                  28,840                28,322

Line of credit                                                           3,277                 2,892
Long-term debt                                                           5,293                 5,270
Other liabilities                                                          713                   715
                                                                     ---------             ---------

             Total liabilities                                          38,123                37,199
                                                                     ---------             ---------

Stockholders' deficiency:
     Preferred Stock, par value $0.01 per share;
        1,000,000 shares authorized, none issued and
        outstanding                                                         --                    --
     Common Stock, par value $0.01 per share; authorized
        24,000,000 shares; 10,697,639 and 10,906,658
        shares issued and issuable at December 31, 1998
        and 1999, respectively                                             110                   112
    Additional paid-in capital                                         219,780               220,567
    Accumulated other comprehensive income                                 713                   494
    Accumulated deficit                                               (222,969)             (233,742)
                                                                     ---------             ---------

             Total stockholders' deficiency                             (2,366)              (12,569)
                                                                     ---------             ---------

Commitments and contingencies
Subsequent event

Total liabilities and stockholders' deficiency                       $  35,757             $  24,630
                                                                     =========             =========


                   The accompanying notes are an integral part of these consolidated financial statements.

                                                                  EXHIBIT 13.1.5


                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                            For the Years Ended December 31,
                                                        --------------------------------------
                                                          1997           1998           1999
                                                        --------       --------       --------
                                                         (in thousands, except per share data)
Revenue:
     Software, networks and professional services:
           Software sales                               $  7,608       $ 10,845       $ 13,473
           Network and computer equipment                 12,120          6,979          5,048
           Professional services                          30,735         27,203         29,513
                                                        --------       --------       --------
                                                          50,463         45,027         48,034

     Legacy revenue                                       20,515         17,211          8,312
                                                        --------       --------       --------
                  Total revenue                           70,978         62,238         56,346
                                                        --------       --------       --------

Direct costs:
     Software, networks and professional services:
           Software sales                                  1,547          2,871          3,978
           Network and computer equipment                  8,238          5,599          3,497
           Professional services                          17,531         13,956         15,860
                                                        --------       --------       --------
                                                          27,316         22,426         23,335

     Legacy costs                                         16,380         10,122          6,384
                                                        --------       --------       --------
                  Total direct costs                      43,696         32,548         29,719
                                                        --------       --------       --------
                  Gross profit                            27,282         29,690         26,627

Selling, general and administrative expenses              26,698         23,798         25,456
Restructuring charges                                        900             --          2,288
Research and development costs                             5,583          4,058          5,114
Amortization of intangibles                                2,331          2,522          2,362
Other operating expense                                      445            378            280
                                                        --------       --------       --------
                  Operating loss                          (8,675)        (1,066)        (8,873)

Write off of deferred financing costs                         --             --           (574)
Equity in net (losses) income of
  unconsolidated subsidiaries                               (151)            33             28
Interest income                                              101            202            300
Interest expense                                          (1,181)        (1,098)        (1,485)
                                                        --------       --------       --------
                  Loss before income taxes                (9,906)        (1,929)       (10,604)

Provision for income taxes                                   266            387            169
                                                        --------       --------       --------
                  Net loss                              $(10,172)      $ (2,316)      $(10,773)
                                                        ========       ========       ========

Loss per share:

Basic loss per share                                    $  (1.08)      $  (0.23)      $  (0.99)
                                                        ========       ========       ========
Diluted loss per share                                  $  (1.08)      $  (0.23)      $  (0.99)
                                                        ========       ========       ========

Weighted average common shares used
  in determining loss per share:

Basic                                                      9,408         10,587         10,889
                                                        ========       ========       ========
Diluted                                                    9,408         10,587         10,889
                                                        ========       ========       ========


                   The accompanying notes are an integral part
                  of these consolidated financial statements.

                                                                  EXHIBIT 13.1.6


          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
                        AND COMPREHENSIVE INCOME (LOSS)

                                                                  Accumulated                         Total
                                                   Additional        Other                         Stockholders'        Total
                                    Common          Paid-In      Comprehensive    Accumulated         Equity        Comprehensive
                                     Stock          Capital          Income         Deficit        (Deficiency)     Income (Loss)
                                    ------         ----------    -------------    -----------      ------------     -------------
                                                                 (in thousands)
Balance at December 31, 1996         $  88         $ 212,351         $ 100         $(210,481)        $  2,058

Issuance of common stock, net of
  stock issuance costs                   3             2,300            --                --            2,303               --

Issuance of common stock for
  acquisition of GSI minority
  interest                              --               104            --                --              104               --

Issuance of common stock in lieu
  of bonus payment                       4             1,286            --                --            1,290               --

Exercise of stock options and
  warrants                              11             3,072            --                --            3,083               --

Stock option compensation               --               169            --                --              169               --

Issuance of warrants in
  connection with note payable          --             1,027            --                --            1,027               --

HIS purchase price reduction            (1)             (930)           --                --             (931)              --

Foreign currency translation
  gains                                 --                --           403                --              403              403

Net loss                                --                --            --           (10,172)         (10,172)         (10,172)
                                     -----         ---------         -----         ---------         --------         --------
Balance at December 31, 1997           105           219,379           503          (220,653)            (666)        $ (9,769)
                                                                                                                      ========

Issuance of common stock for
  acquisition of GSI minority
  interest                               1                --            --                --                1               --

Issuance of common stock in
  connection with acquisition
  of HIS                                 2                --            --                --                2               --

Issuance of common stock in
  lieu of license acquisition fee
  payment                                1               324            --                --              325               --

Exercise of stock options and
  warrants                               1                67            --                --               68               --

Stock option compensation               --                10            --                --               10               --

Foreign currency translation
  gains                                 --                --           210                --              210              210

Net loss                                --                --            --            (2,316)          (2,316)          (2,316)
                                     -----         ---------         -----         ---------         --------         --------
Balance at December 31, 1998           110           219,780           713          (222,969)          (2,366)        $ (2,106)
                                                                                                                      ========

Issuance of common stock                 2               498            --                --              500               --

Exercise of stock options               --                 9            --                --                9               --

Stock option compensation               --               280            --                --              280               --

Foreign currency translation
  losses                                --                --          (219)               --             (219)            (219)

Net loss                                --                --            --           (10,773)         (10,773)         (10,773)
                                     -----         ---------         -----         ---------         --------         --------
Balance at December 31, 1999         $ 112         $ 220,567         $ 494         $(233,742)        $(12,569)        $(10,992)
                                     =====         =========         =====         =========         ========         ========


                   The accompanying notes are an integral part of these consolidated financial statements.

                                                                  EXHIBIT 13.1.7
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                  1997        1998         1999
                                                                --------     -------     --------
Cash flows from operating activities:
     Net loss                                                   $(10,172)    $(2,316)    $(10,773)
     Adjustments to reconcile net loss to net cash
       provided by (used in) operating activities:
          Amortization of intangibles                              2,718       2,522        2,362
          Depreciation and amortization                            1,575       1,538        1,323
          Stock option compensation expense                          169          10          280
          Write-down of notes receivable                              --          --          355
          Write-off of deferred financing costs                       --          --          574
          Write-off of furniture, fixtures, and
            equipment                                                 --          --        1,900
          Equity in net losses (income) of
            unconsolidated subsidiaries                              151         (33)         (28)
          Provision for doubtful accounts receivable                   6       1,340        2,151
          Provision for inventory obsolescence                     1,174         346          413
          Net loss (gain) from foreign currency                      466         233         (222)
          Changes in assets and liabilities:
               (Increase) decrease in receivables                    881      (3,564)       3,638
               (Increase) decrease in inventories                    309         102          (12)
               Decrease (increase) in prepaids and
                 other assets                                       (199)       (984)       1,483
               Decrease (increase) in other assets                  (341)        527          927
               (Decrease) increase in accounts payable
                 and customer deposits                                20       1,237          375
               (Decrease) increase in accrued
                 liabilities                                       1,269       1,355        1,083
               (Decrease) increase in income taxes
                 payable                                             109          16           (2)
               (Decrease) increase in unearned revenue            (2,053)     (1,265)      (2,578)
               (Decrease) increase in other liabilities           (1,842)          1            2
                                                                --------     -------     --------

              Net cash provided by (used in) operating
                activities                                        (5,760)      1,065        3,251
                                                                --------     -------     --------

Cash flows from investing activities:
        Capital expenditures                                      (1,157)       (920)      (2,178)
        Purchase of businesses                                    (6,228)         --           --
        Software development costs                                  (291)     (2,040)      (1,724)
                                                                --------     -------     --------

               Net cash used in investing activities              (7,676)     (2,960)      (3,902)
                                                                --------     -------     --------

Cash flows from financing activities:
        Proceeds from issuance of common stock, net                2,303          --          500
        Proceeds from issuance of subordinated notes
          payable                                                  6,000          --           --
        Payments received on notes receivable                        237          --           --
        Repayments of long-term debt                                (603)        (89)        (310)
        Receipt of notes receivable                                  (25)         --           --
        Proceeds from issuance of Bridge Loan                         --          --        2,000
        Repayments of Bridge Loan                                     --          --         (550)
        Net increase (decrease) in line of credit                  1,452       1,917         (385)
        Proceeds from the exercise of stock options                2,333          68            9
                                                                --------     -------     --------

               Net cash provided by financing
                 activities                                       11,697       1,896        1,264
                                                                --------     -------     --------

               Effect of exchange rate changes on cash
                 and cash equivalents                                (67)        (23)           3
                                                                --------     -------     --------

               Net increase (decrease) in cash and
                 cash equivalents                                 (1,806)        (22)         616

Cash and cash equivalents at beginning of year                     3,857       2,051        2,029
                                                                --------     -------     --------

Cash and cash equivalents at end of year                        $  2,051     $ 2,029     $  2,645
                                                                ========     =======     ========

Cash paid during the period for:
      Interest                                                  $  1,016     $ 1,093     $    870
                                                                ========     =======     ========
      Income taxes                                              $    141     $    16     $    226
                                                                ========     =======     ========

Supplemental disclosure of non-cash investing and financing activities (see note 9).


                   The accompanying notes are an integral part of these consolidated financial statements.

                                                                  EXHIBIT 13.1.8


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF THE BUSINESS
---------------------------

MAI Systems Corporation (the "Company" or "MAI") designs, sells, installs and supports total technology solutions featuring complex wide and local area networks primarily in the hospitality and process manufacturing industries. The Company also provides a wide array of products and services to its customers who continue to use its proprietary host-based computer systems, including field engineering services, new and replacement equipment, operating systems and software application products. These products and services upgrade, enhance and integrate these legacy systems with currently available computer technologies. Directly and through its arrangement with a third party service provider, the Company provides on-site warranty service, re-manufacturing, and depot service to third party computer distributors and manufacturers. During 1999, the Company sold its subsidiary which sold software and services to the gaming industry.

The Company was incorporated under the laws of the State of Delaware on September 6, 1984. The Company's name was changed from MAI Basic Four, Inc. to MAI Systems Corporation on November 6, 1990.

PRINCIPLES OF CONSOLIDATION
---------------------------

The consolidated financial statements of the Company include the accounts of its domestic operations and its majority and wholly owned subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

USE OF ESTIMATES
----------------

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

REVENUE RECOGNITION
-------------------

The Company recognizes revenue from sales of hardware, software and professional services and from arrangements involving multiple elements of each of the above. Revenue for multiple element arrangements are recorded by allocating revenue to the various elements based on their respective fair values as evidenced by vendor specific objective evidence. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable. Sales of network and computer equipment are generally recorded upon shipment. Software revenues are recorded when application software programs are shipped. Professional services fees for software development, training and installation are recognized on a time-apportioned basis over the period in which the services are provided.

CASH EQUIVALENTS
----------------

Cash equivalents consist of highly liquid investments, which are readily convertible into known amounts of cash and have original maturities of three months or less. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

INVENTORIES
-----------

Inventories other than replacement parts are valued at the lower of cost or market using the first-in, first-out ("FIFO") method. Replacement parts used for hardware maintenance are valued at cost and are amortized to expense over the period of benefit.

FURNITURE, FIXTURES AND EQUIPMENT
---------------------------------

Furniture, fixtures and equipment are recorded at cost and depreciated on a straight-line basis over estimated useful lives ranging from 3 to 5 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or their estimated useful lives.

GOODWILL AND OTHER LONG-LIVED ASSETS
------------------------------------

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

INCOME TAXES
------------

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

STOCK OPTION PLANS
------------------

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

FOREIGN CURRENCY TRANSLATION
----------------------------

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

Net foreign exchange transaction gains (losses) for 1997 and 1998 were ($125,000) and $81,000, respectively. There were no material net foreign gains (losses) in 1999. These amounts are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

SOFTWARE DEVELOPMENT COSTS
--------------------------

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

The Company capitalized $291,000, $2,040,000 and $1,724,000 of software development costs during 1997, 1998 and 1999, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS
-----------------------------------

SFAS No. 107, "Disclosure about Fair Value of Financial Instruments", requires entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. SFAS No. 107 defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. As of December 31, 1998 and 1999, the carrying value of cash and cash equivalents, receivables, Bridge Loan, accounts payable, accrued liabilities, income taxes payable and other liabilities approximate fair value due to the short term nature of such instruments. The carrying value of long-term debt, including the Company's line of credit, approximates fair value as the related interest rates approximate rates currently available to the Company.

LOSS PER SHARE OF COMMON STOCK
------------------------------

Effective December 31, 1997, the Company adopted SFAS No. 128, "Earnings Per Share". This statement replaces the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share (see Note 19).

Basic and diluted loss per share is computed using shares of common stock issued to date and expected to be issued in accordance with the Plan of Reorganization ("Common Stock") as discussed in Note 17.

RECLASSIFICATIONS
-----------------

Certain reclassifications have been made to the 1997 and 1998 consolidated financial statements to conform to the 1999 presentation.

ACCOUNTING PRONOUNCEMENTS
-------------------------

In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended, is effective for transactions entered into after January 1, 2001. This statement requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges will be recognized in earnings. The Company is in the process of determining the impact that the adoption of SFAS No. 133 will have on its results of operations and financial position.

In December 1999, the SEC staff issued Staff Accounting Bulletin No., 101, "Revenue Recognition in Financial Statements" and in March 2000, the SEC staff issued Staff Accounting Bulletin No. 101A "Implementation Issues Related to SAB 101." These bulletins summarize certain of the staff's views about applying generally accepted accounting principles to revenue recognition in financial statements. The staff is providing this guidance due, in part, to the large number of revenue recognition issues that registrants encounter. The provisions of these pronouncements are effective for the Company commencing with the second quarter of 2000. Management is in the process of analyzing the implications of these bulletins and is anticipating that further implementation guidance will be forthcoming from the SEC. Accordingly, there is uncertainty as to the ultimate impact to the Company in applying these bulletins.

NOTE 2 - INVENTORIES

Inventories are summarized as follows:

                                            December 31,
                                      ----------------------
                                       1998             1999
                                      ------            ----
                                           (in thousands)
         Finished goods               $  843            $251
         Replacement parts               547             374
                                      ------            ----
                                      $1,390            $625
                                      ======            ====


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

NOTE 3 - ASSETS HELD FOR SALE

During 1996, the Company entered into negotiations with a third party to sell 100% of the common stock of its Venezuelan subsidiary. As a result, the net assets of the subsidiary were written down to their net realizable value. During 1998, the remaining net assets of $75,000 of the Venezuelan subsidiary were written off.

NOTE 4 - FURNITURE, FIXTURES AND EQUIPMENT

The major classes of furniture, fixtures and equipment are as follows:

                                                              1998         1999
                                                              ----         ----
                                                                (in thousands)
         Furniture, fixtures and equipment                  $  2,162     $ 2,657
         Equipment held for administrative purposes           12,191       6,319
         Leasehold improvements                                  508         345
                                                            --------     -------
                                                              14,861       9,321

         Less:  accumulated depreciation and amortization    (11,124)     (6,712)
                                                            --------     -------
                                                            $  3,737     $ 2,609
                                                            ========     =======

NOTE 5 - JOINT VENTURES

In July 1996, the Company entered into a joint venture agreement with Novo-Invest Casino Development for the purpose of marketing and selling the Company's gaming software in Europe. In accordance with the joint venture agreement, the Company invested $40,000 cash. This joint venture was organized under the laws of Austria and was known as Gaming Systems International Gessellschaft m.b.H. ("GSI Europe"). The Company had a 40% interest in the joint venture and accounted for this investment using the equity method of accounting. On June 19, 1999 the Company sold GSI Europe together with its wholly owned subsidiary Gaming Systems International (GSI) (see Note 6).

The Company is a joint venture partner with Metro Systems Corporation Limited ("MSC") for the purpose of marketing and selling the Company's software in Thailand. The Company has a 49.9% interest in the joint venture and accounted for this investment using the equity method of accounting. During 1998 the investment in MSC, recorded at $76,000, was written off by the Company. Summarized financial information of the investees has not been provided, as such combined amounts are not significant.

The Company's investment in GSI Europe is included in other assets in the 1998 accompanying consolidated balance sheet.

NOTE 6 - ACQUISITIONS, DIVESTITURE, AGREEMENTS AND FINANCING

HOTEL INFORMATION SYSTEMS, INC.
-------------------------------

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

In November 1997, the purchase price for the acquisition of HIS was reduced by $931,000 pursuant to arbitration proceedings. As a result, goodwill was reduced by $931,000 and approximately 100,650 shares will be released from the escrow account and returned to the Company. In addition, further claims relating to legal costs and certain disbursements currently estimated at $650,000 are presently pending. Resolution of such claims may result in release of additional escrow shares to the Company. The amount and number of shares will be determined based on the final resolution of such claims. Accordingly, as of December 31, 1999, the final purchase price has not been determined.

The Company will, as needed, pursuant to the asset purchase agreement and related documents, issue additional shares of Common Stock in order that the recipients ultimately receive shares worth a fair value of $9.25 per share (subject to increase in such amount to approximately $11.96 per share as of December 31, 1999). This adjustment applies to a maximum of 590,785 shares of Common Stock. In April 1998, in accordance with the purchase agreement and related documents pursuant to which the Company acquired HIS in August 1996, the Company issued 246,453 additional shares of Common Stock valued at par. As of December 31, 1999, the fair market value of the Company's common stock was $0.81 per share, which would result in approximately 7,023,000 additional shares being issued. See Note 18 for a discussion of related litigation involving the purchase of HIS.

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

GAMING SYSTEMS INTERNATIONAL
----------------------------

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

On June 19, 1999, the Company sold GSI for an amount in excess of its book value. The Company received three promissory notes totaling $4,925,000 with face values of $1,100,000, $1,500,000 and $2,325,000, respectively. Interest is paid monthly at the rate of 10% per annum on both the $1,100,000 and $1,500,000 notes, with the principal due and payable on June 19, 2001 and June 19, 2003, respectively. The $1,100,000 promissory note is guaranteed by a third party. Principal payments and interest, at prime plus 1%, commence for the $2,325,000 promissory note on October 1, 2002 in 48 monthly installments of approximately $48,000 of principal, plus accrued interest.

Imputing interest at a rate of 10%, the present value of the $2,325,000 promissory note at the date of sale was $1,682,000 resulting in a combined carrying value of $4,282,000 for all three promissory notes. The Company is amortizing the imputed interest over the contractual life of the promissory notes using the interest method. The gain on sale of $1,227,000 has been deferred until collection of the proceeds representing the gain can be assured. The promissory notes are currently held for sale and the Company has executed a letter of intent with a third party to sell the notes at an amount approximately $355,000 less than the carrying value of such notes. Accordingly, the promissory notes have been written down to their estimated net realizable value of $2,700,000 and are classified as current in the accompanying consolidated balance sheet as of December 31, 1999.

Summarized below is historical financial information about GSI (in thousands):

                                               Year Ended        January 1, 1999 -
                                            December 31, 1998      June 19, 1999
                                            -----------------    -----------------
         Revenue                                 $2,687              $1,696
         Operating loss (income)                  1,493                 (80)
         Total assets at period end               4,028               3,800


CIMPRO
------

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

Associated with the stock issuance, the Company incurred $300,000 of issuance costs that are included in additional paid-in capital in the accompanying consolidated balance sheet as of December 31, 1997.

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

ENTERPRISE HOSPITALITY SOLUTIONS
--------------------------------

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

The $1,000,000 license acquisition fee was capitalized and is being amortized over a three-year period, which commenced in 1997. As of December 31, 1998, the unamortized balance of the license acquisition fee was $364,000, and is included in other assets in the accompanying consolidated balance sheets. The license acquisition fee was fully amortized in 1999.

Additionally, under the license agreement, the Company shall pay the Licensor royalties of 20% of net revenues subject to certain minimum royalties commencing April 1997.

Effective September 30, 1999, the Company terminated the license agreement (as amended) with the Licensor. Pursuant to the termination, the Company guaranteed the value of the 110,639 shares of Common Stock issued to the Licensor in 1998 such that the Licensor would receive $2.75 per share of Common Stock upon sale. The Licensor sold all 110,639 shares of Common Stock during 1999 at prices below $2.75 per share resulting in an additional $177,000 of cash payments by the Company to the Licensor during 1999.

Effective with the termination of the original license agreement, the Company entered into a new exclusive worldwide software license agreement ("New Agreement") with the Licensor to market, distribute, and modify the LodgingTouch software application. In connection with the New Agreement, the Company was provided with the source code, object code, specifications and documentation of the then existing LodgingTouch client server applications and, subsequent to the termination, has continued the development of the application with its internal development staff. Any derivative work based upon the licensed software created by MAI under the New Agreement, and all intellectual property, trade secrets and other proprietary rights therein and thereto, shall be the sole and exclusive property of MAI, both during and following the expiration or other termination of the New Agreement.

Under the New Agreement, the Company shall pay the Licensor a 10% royalty on the net software price including any derivatives or enhancements to the software application.

Royalties paid for fiscal years 1997, 1998 and 1999 were approximately $218,000, $750,000 and $941,000, respectively.

DEFERRED FINANCING COSTS
------------------------

During 1998, the Company commenced efforts to raise additional capital. During the third quarter of fiscal 1999, the Company expensed $574,000 of deferred financing costs, which were previously capitalized and included in prepaids and other assets as of December 31, 1998.

NOTE 7 - INTANGIBLE ASSETS

Intangible assets consist of the following:

                                                       December 31,
                                             -------------------------------
                                               1998                   1999
                                             --------               --------
                                                      (in thousands)
         Goodwill                            $ 12,440               $ 10,196
         Capitalized software                   2,331                  4,056
         Customer list                            925                    925
                                             --------               --------
                                               15,696                 15,177
         Less:  accumulated amortization       (5,511)                (7,269)
                                             --------               --------
                   Total                     $ 10,185               $  7,908
                                             ========               ========

NOTE 8 - LINE OF CREDIT AND BRIDGE LOAN

On July 28, 1999, the Company obtained a Bridge Loan from Coast Business Credit ("Coast") in the amount of $2,000,000. The Bridge Loan bears interest at prime plus 5% (prime plus 8% when default interest rates apply) and was payable interest only on a monthly basis with all accrued and unpaid principal and interest due on the earlier of June 30, 2000 or the date the Company receives a debt or equity infusion of at least $10,000,000. Loan origination fees of $75,000 paid to Coast in connection with the Bridge Loan are included in prepaids and other assets and are being amortized to interest expense over the term of the loan. Due to a temporary event of default on the Bridge Loan and the secured revolving credit facility and pursuant to a forbearance agreement with Coast, the Company began making weekly principal payments of $25,000 on the Bridge Loan commencing in September 1999. The unpaid balance of the Bridge Loan as of December 31, 1999 was $1,450,000. During the default period, the Company also paid $40,000 in default fees to Coast as of December 31, 1999.

In April 1998, the Company negotiated a $5,000,000 secured revolving credit facility with Coast. The availability of this facility is based on a calculation using a rolling average of certain cash collections. The facility was amended on

July 28, 1999 to allow for aggregate borrowings on an interest only basis under the credit facility and Bridge Loan not to exceed $6,000,000. The facility is secured by all assets, including intellectual property of the Company, and bears interest at prime plus 2.25% (prime plus 5.25% when default interest rates apply) and expires on April 30, 2002. The facility was again amended on April 13, 2000. In accordance with the amendment, the Bridge Loan and the credit facility will bear interest at prime plus 4.5% and requires $35,000 weekly principal payments on the Bridge Loan until it is paid in full. Additionally, the credit facility was amended to allow for aggregate borrowings on an interest only basis under the credit facility not to exceed $3,360,000. In connection with the amendment, Coast waived all existing defaults. Additionally, the Company will pay Coast a fee of $300,000. This fee will be paid by the Company in weekly installments of $35,000 commencing after the Bridge Loan is paid in full. The facility contains various restrictions and covenants, including a minimum consolidated net worth, debt coverage ratio and minimum quarterly profitability. The Company was in compliance with these covenants as of December 31, 1999.

At December 31, 1998 and 1999, approximately $3,277,000 and $2,892,000, respectively, was available and drawn down under this facility.

Loan origination fees of approximately $130,000 were incurred in connection with the line of credit, are classified in prepaids and other current assets and are being amortized to interest expense over the term of the facility.

NOTE 9 - LONG-TERM DEBT

Long-term debt outstanding is as follows:

                                                             December 31,
                                                     ---------------------------
                                                      1998                1999
                                                     -------             -------
                                                            (in thousands)
         Notes payable                               $ 4,677             $ 4,722
         Obligations under capital leases                740                 666
         Tax Claims                                      319                 279
         Other                                           202                  50
                                                     -------             -------
                                                       5,938               5,717
         Less:  current installments                    (645)               (447)
                                                     -------             -------
         Noncurrent portion                          $ 5,293             $ 5,270
                                                     =======             =======

Aggregate maturities of long-term debt are as follows:

                                                (in thousands)
Year Ending December 31,
         2000                                        $  447
         2001                                           223
         2002                                            73
         2003                                            --
         2004                                         4,722
         Thereafter                                     252
                                                     ------
                                                     $5,717
                                                     ======

NOTES PAYABLE
-------------

On March 3, 1997, the Company issued $6,000,000 of 11% subordinated notes payable due in 2004 to an investment fund managed by Canyon Capital Management LP ("Canyon") with detachable warrants to purchase 750,000 shares of the Company's Common Stock at $8 per share. These warrants were exercisable and callable (by the Company) under certain circumstances at any time within seven years and the 11% subordinated notes may be used to exercise the warrants. The Company recorded an original issue discount of $1,027,000 that represents the fair value of the warrants at the time of issuance. The fair value of the warrants was recorded as a reduction in the face value of the subordinated notes and is being amortized to interest expense over the term of the subordinated notes. The unamortized balance of the original issue discount was $528,000 at December 31, 1999.

In September 1997, the Company reduced the exercise price of 800,000 warrants (750,000 related to the subordinated debt and 50,000 held by a related party - see note 18) to $3.04 per share, which approximated fair market value of the Company's Common Stock. As a result, holders of the warrants exercised such warrants and acquired 800,000 shares of the Company's Common Stock at $3.04 per share. Such exercises were paid in cash, except that holders of warrants relating to the subordinated debt, as allowed under the terms of the debt agreement, applied $750,000 of the principal amount of the subordinated debt in payment of a portion of the warrant exercise price. On September 30, 1999, the Company failed to make the $289,000 semi-annual interest payment due to Canyon on that date. Accrued interest on the subordinated notes payable is $456,000 as of December 31, 1999.

The Company and Canyon subsequently entered into a forbearance agreement which provided that the Company pay Canyon weekly interest payments of $12,500 effective January 1, 2000. In addition, the Company executed a security agreement which provided Canyon with a lien on all of the Company's tangible and intangible property, which lien is junior to the lien granted to Coast (see Note
8).

On April 13, 2000, the Company entered into an agreement with Canyon which waived all existing events of default, accelerated the maturity date to March 3, 2003 and provided for continued weekly interest payments of $12,500 until the Coast Bridge Loan is paid in full. Upon repayment of the Bridge Loan, the Company will be required to pay Canyon weekly interest payments of $25,000 until all interest on the subordinated notes is paid in full. Thereafter, the Company will pay weekly interest payments of approximately $11,000.

TAX CLAIMS
----------

Tax claims include pre-petition unsecured tax claims for income and property taxes from various taxing authorities. Under the terms of the Plan of Reorganization (see Note 17), such amounts are to be paid in full in cash in annual installments over six years with interest at 6%. Upon agreement with the respective taxing authority, tax claims are classified as debt, otherwise such claims are classified as other long-term liabilities in the accompanying consolidated balance sheets at December 31, 1998 and 1999. As of December 31, 1998 and 1999, unsettled tax claims of $712,000 are included in long-term liabilities.

NOTE 10 - ACCRUED LIABILITIES AND OTHER LONG-TERM LIABILITIES

Accrued liabilities consist of the following:

                                                      1998              1999
                                                     ------            ------
                                                          (in thousands)
         Salaries, wages and commissions             $1,768            $1,225
         Accrued warranty, insurance & sales taxes      677               687
         Accrued vacation                               647               675
         Accrued interest                               167               524
         Other                                          900             2,025
                                                     ------            ------
              Total                                  $4,159            $5,136
                                                     ======            ======

NOTE 11 - INCOME TAXES

The components of income (loss) before income taxes are as follows:

                                        Years Ended December 31,
                              ---------------------------------------------
                                1997              1998               1999
                              --------           -------           --------
                                             (in thousands)
         U.S                  $(12,492)          $(3,458)          $(12,147)
         Foreign                 2,586             1,529              1,543
                              --------           -------           --------
               Total          $ (9,906)          $(1,929)          $(10,604)
                              ========           =======           ========

The income tax provision is comprised of the following:

                                       Years Ended December 31,
                                    --------------------------------
                                    1997          1998          1999
                                    ----          ----          ----
                                            (in thousands)
         Current:
              U.S. Federal          $ --          $ --          $ --
              State                   --            --            --
              Foreign                266           387           169
                                    ----          ----          ----
                                     266           387           169
         Deferred:
              U.S. Federal            --            --            --
              Foreign                 --            --            --
                                    ----          ----          ----
          Total                     $266          $387          $169
                                    ====          ====          ====

Deferred tax assets and liabilities result from differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The significant components of the deferred income tax assets and deferred income tax liabilities are as follows:

                                                             December 31,
                                                      --------------------------
                                                        1998              1999
                                                      --------          --------
                                                            (in thousands)
         Deferred tax assets:
              Net operating loss carryforwards        $ 20,624          $ 23,097
              Property, plant and equipment              1,449             1,509
              Restructuring and other reserves              47               124
              Inventory reserves                           523               121
              Allowance for doubtful accounts            1,266             1,278
              Capitalized software and intangibles       1,868               809
              Accrued expenses                             516               410
              Other                                        349               540
                                                      --------          --------
                                                        26,642            27,888
         Less:  valuation allowance                    (26,642)          (27,888)
                                                      --------          --------
                   Net deferred tax assets            $     --          $     --
                                                      ========          ========

The Company recorded certain deferred tax assets as of December 31, 1999 that were previously omitted due to contingencies that were resolved during the year. However, the Company has recorded a valuation allowance in the amount set forth above for certain deductible temporary differences where it is not more likely than not the Company will receive future tax benefits. The net change in the valuation allowance for the years ended 1998 and 1999 was $2,721,000 and $1,246,000, respectively.

The portion of the valuation allowance for which subsequently recognized tax benefits will be applied directly to contributed capital is $213,000.

As of December 31, 1999, the Company has Federal and state net operating losses
(NOL) carryovers of approximately $65,000,000 and $3,700,000 respectively. These NOL carryovers will expire in the years 2000 through 2018. The Company's utilization of a portion of its NOL carryovers is subject to various uncertainties including an annual limitation under Section 382 of the Internal Revenue Code. The amount of this limitation is not known at this time. The IRS has asserted deficiencies for the Company's separate federal income tax returns for the years 1988 and 1989. The Company believes it has meritorious defenses and does not expect that any liability resulting from those years will result in a material adverse effect on its results of operations or financial position.

The Company has not provided for U.S. Federal income and foreign withholding taxes on $568,000 of non-U.S. subsidiaries' undistributed earnings as of December 31, 1998, because such earnings are intended to be reinvested indefinitely as defined under APB 23. If these earnings were distributed, the additional tax liability of the Company would not be material.

The provision (benefit) for income taxes differs from the amount computed by applying the Federal corporate income tax rate of 34% to income (loss) before income taxes and extraordinary item as follows:

                                                                              Years Ended December 31,
                                                                     ------------------------------------------
                                                                      1997              1998              1999
                                                                     ------            ------            ------
                                                                                  (in percentages)
         Statutory tax rate                                          (34.0%)           (34.0%)           (34.0%)
         Change in valuation allowance                                23.5             100.7              11.8
         Amortization and write-off of intangibles                      --               9.1               6.9
         Expiration of state NOLs                                     10.2                --                --
         Effect of foreign operations                                  6.2              13.9               8.6
         Adjustments of NOL carry forwards and deferred
          tax assets pursuant to the finalization of the
          IRS examination and other analysis                            --             (78.6)              7.5
         Other                                                        (3.2)              0.3               0.8
                                                                    ------            ------            ------
         Effective tax rate                                            2.7%             11.4%              1.6%
                                                                    ======            ======            ======

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

                                                       1997             1998             1999
                                                     --------         --------         --------
         Revenue from unaffiliated customers:
              United States                          $ 57,321         $ 49,841         $ 43,729
               Asia                                     6,635            6,501            5,379
               Canada                                   4,862            3,854            3,726
               United Kingdom                           1,170            1,532            2,567
               Other foreign                              990              510              945
                                                     --------         --------         --------
                                                     $ 70,978         $ 62,238         $ 56,346
                                                     ========         ========         ========

         United States revenue from foreign
          affiliates                                 $  1,119         $    379         $    271

         Operating income (loss):
              United States                          $(11,240)        $ (2,325)        $(10,362)
              Asia                                      1,284              777              717
              Canada                                      751              651              607
              United Kingdom                              251              380              348
              Other foreign                               279             (549)            (183)
                                                     --------         --------         --------
                                                     $ (8,675)        $ (1,066)        $ (8,873)
                                                     ========         ========         ========

         Identifiable assets:
              United States                          $ 28,466         $ 28,396         $ 18,268
              Asia                                      3,676            3,382            2,455
              Canada                                    1,510            1,658            1,670
              United Kingdom                              493            2,085            1,817
              Other foreign                               468              235              420
                                                     --------         --------         --------
                                                     $ 34,613         $ 35,757         $ 24,630
                                                     ========         ========         ========

         Long-lived assets:
              United States                          $ 14,511         $ 13,379         $ 10,512
              Asia                                   $    198         $    178         $    103
              Canada                                 $    244         $    193         $     39
             Other foreign                           $    125         $    172         $     33

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

The Company evaluates performance of each segment based on operating income for fiscal years ending December 31, 1997, 1998, and 1999.

As assets were not identified by business segment at December 31, 1997, that information is not presented below.

                            YEAR ENDING DECEMBER 31,
                                 (IN THOUSANDS)

                                                         Process
                                     Hospitality      Manufacturing       Gaming         Legacy         Other             Total
                                     -----------      -------------       ------         ------        -------           -------
1999:

Revenues from:
   Hardware                            $ 3,191           $     3         $ 1,186        $   668        $    --           $ 5,048
   Software                             11,689             1,231              77            476             --            13,473
   Professional Services                20,758             7,009             434          9,624             --            37,825
Total Revenues                          35,639             8,243           1,696         10,768             --            56,346
Operating Income (loss)                 (8,798)              253             150          2,717         (3,195)           (8,873)
Total Assets                            11,851             7,646              --          2,169          2,964            24,630

                                                        Process
                                     Hospitality      Manufacturing       Gaming         Legacy         Other             Total
                                     -----------      -------------       ------         ------        -------           -------
1998:

Revenues from:
   Hardware                            $ 5,178           $     3         $ 1,801        $   357        $    --           $ 7,339
   Software                              8,847             1,948              51             53             --            10,899
   Professional Services                19,369             6,687             835         16,801            308            44,000
Total Revenues                          33,394             8,638           2,687         17,211            308            62,238
Operating Income (loss)                   (552)           (1,780)         (1,493)         4,345         (1,586)           (1,066)
Total Assets                            15,629             8,930           4,028          6,462            708            35,757

                                                        Process
                                     Hospitality      Manufacturing       Gaming         Legacy         Other             Total
                                     -----------      -------------       ------         ------        -------           -------
1997:

Revenues from:
   Hardware                            $ 5,410           $ 2,237         $ 3,176        $ 1,228        $ 1,298           $13,349
   Software                              5,899             1,106             579            221             24             7,829
   Professional Services                21,411             7,586             839         19,066            898            49,800
Total Revenues                          32,720            10,929           4,594         20,515          2,220            70,978
Operating Income (loss)                    652            (3,149)         (1,714)         1,998         (6,462)           (8,675)

NOTE 14 - STOCKHOLDERS' EQUITY (DEFICIENCY)

STOCK OPTION PLANS

In connection with the Plan of Reorganization (see Note 17), the Company adopted the MAI Systems Corporation 1993 Stock Option Plan (the "1993 Plan") which became effective on January 27, 1994. Under the 1993 Plan, 2,000,000 authorized shares of Common Stock are reserved for issuance of options. Options under the 1993 Plan may be granted at exercise prices determined by the Compensation Committee of the Board of Directors, provided that the exercise prices shall not be less than the fair market value of the Common Stock on the date of grant. At December 31, 1999, 1,401,876 options under the 1993 Plan were exercisable and the weighted-average exercise price of these options was $3.54.

In July 1995, the Board of Directors adopted the Non-Employee Director's Stock Option Plan (the "Director's Plan"). Under the Director's Plan, certain directors who are not employees of the Company or any affiliate of the Company are eligible to receive stock options. The Director's Plan provides each non-employee director who is elected or appointed and duly qualified, be granted automatically an option to purchase 31,250 shares of Common Stock. The option vests in five equal installments, the first of which occurs on the six-month anniversary of the non-employee director's election or appointment to the Board, and thereafter on the date of each successive re-election to another annual term. The Director's Plan further provides that each non-employee director is also granted an option to purchase 6,250 shares of Common Stock on the date of each annual meeting of the Company's stockholders at which the director is reelected to the Company's Board. These options vest on the date of the annual meeting of the Company's stockholders held during the fourth calendar year after the date of grant at which the director is reelected to the Board. The number of shares of Common Stock reserved for issuance pursuant to the Director's Plan is 250,000 shares. The exercise price shall not be lower than the fair market value of the Common Stock on the date of grant. As of December 31, 1999, 348,917 options under the Director's Plan were exercisable and the weighted-average exercise price of these options was $2.62.

At December 31, 1999, there were 170,268 additional shares available for grant under the stock option plans. The per share weighted-average fair value of stock options granted during 1997, 1998 and 1999 was $4.52, $2.65, and $2.19 respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: 1997 and 1998 - risk-free interest rate of 6.20%, volatility of 70% and an expected life of 5 years; 1999
- risk-free interest rate of 6.5%, volatility of 80% and an expected life of 5 years.

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

                                                 Years ended December 31,
                                         --------------------------------------
                                           1997           1998           1999
                                         --------        -------       --------
                                          (in thousands, except per share data)
Net loss:                As reported     $(10,172)       $(2,316)      $(10,773)
                         Pro forma        (11,191)        (3,403)       (12,201)

Basic loss per share:    As reported     $  (1.08)       $ (0.23)      $  (0.99)
                         Pro forma          (1.19)         (0.32)         (1.12)

Diluted loss per share:  As reported     $  (1.08)       $ (0.23)      $  (0.99)
                         Pro forma          (1.19)         (0.32)         (1.12)

Pro forma net loss and pro forma net loss per share reflects only options granted in 1996, 1997, 1998 and 1999. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts presented above because compensation cost is reflected over the options' vesting period of four years.

The following is a summary of stock option activity under the Company's stock option plans:

                                               Number of    Weighted-average
                                                 shares      Exercise price
                                               ---------    ----------------
Options outstanding at December 31, 1996         962,957         $5.36

     Granted                                     518,167          4.52
     Exercised                                  (206,777)         1.70
     Canceled                                   (249,005)         6.08
                                               ---------         -----

Options outstanding at December 31, 1997       1,025,342         $5.45

     Granted                                     245,770          2.64
     Exercised                                   (40,666)         1.65
     Canceled                                   (205,486)         6.79
                                               ---------         -----

Options outstanding at December 31, 1998       1,024,960         $4.76

     Granted                                     862,500          2.19
     Exercised                                    (5,413)         1.80
     Canceled                                   (128,667)         6.67
                                               ---------         -----

Options outstanding at December 31, 1999       1,753,380         $3.35
                                               =========         =====

At December 31, 1999, the range of exercise prices and weighted-average remaining contractual life of outstanding options under the Company's stock option plans were $0.563 - $9.75 and 8.55 years, respectively.

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

During 1999, the Company extended the term of certain warrants issued to the Chairman of the Company resulting in a new measurement date of the warrants. Accordingly, the Company recorded $280,275 of compensation expense in 1999 (see
Note 18).

PREFERRED STOCK
---------------

On May 20, 1997, the Company authorized the issuance of up to 1,000,000 shares of $0.01 par value preferred stock. The Board of Directors has the authority to issue the preferred stock, in one or more series, and to fix the rights, preferences, privileges and restrictions thereof without any further vote by the holders of Common Stock.

NOTE 15 - EMPLOYEE BENEFITS

SAVINGS PLANS
-------------

On October 1, 1995, the Company established a Savings and Investment Plan covering substantially all the Company's domestic employees (the "Domestic Plan"). The Domestic Plan qualifies under Sections 401(k) and 401(a) of the

Internal Revenue Code. Participating employees are allowed to contribute from 1% to 15% of their annual compensation. During 1997, 1998 and 1999, the Company did not make contributions to the Domestic Plan.

The Company's Canadian subsidiary offers to its employees a money purchase plan for benefits accruing in respect of service from August 1, 1985 for substantially all full-time employees (the "Canadian Plan"). Participating employees are allowed to contribute between 2% and 6% of their annual compensation. The Company contributes an amount equal to 50% of the employee contributions up to a maximum of 2% of annual compensation. Contributions to the Canadian Plan by the Company were approximately $12,000, $3,500, and $4,700 for 1997, 1998 and 1999, respectively.

DEFINED BENEFIT PLANS
---------------------

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

The actuarially computed components of net periodic benefit cost included the following components:

                                        Year Ended December 31,
                                    -----------------------------
                                     1997        1998        1999
                                    -----       -----       -----
                                            (in thousands)
Service costs                       $  40       $  40       $  --
Interest costs                        113         110         132
Expected return on plan assets        (97)       (110)       (114)
                                    -----       -----       -----
Net periodic pension expense        $  56       $  40       $  18
                                    =====       =====       =====

The following table sets forth the funded status and amounts recognized in the Company's consolidated statements of operations:

                                                           Years Ended December 31,
                                                     -----------------------------------
                                                       1997          1998          1999
                                                     -------       -------       -------
                                                               (in thousands)
Change in Benefit Obligation:

Projected Benefit Obligation, beginning of year      $ 1,532       $ 1,541       $ 1,976
Service cost                                              40            40            --
Interest cost                                            112           110           132
Benefits paid                                           (182)          (56)          (57)
Actuarial loss/(gain)                                     39           341          (356)
                                                     -------       -------       -------
Projected Benefit Obligation, end of year            $ 1,541       $ 1,976       $ 1,695
                                                     =======       =======       =======

Change in Plan Assets:

Plan assets, beginning of year                       $ 1,244       $ 1,408       $ 1,677
Actual return on plan assets                             246           270           127
Employer contribution                                    100            55            83
Benefits paid                                           (182)          (56)          (57)
                                                     -------       -------       -------
Plan assets, end of year                             $ 1,408       $ 1,677       $ 1,830
                                                     =======       =======       =======

Funded status                                        $  (133)      $  (299)      $   135
Unrecognized (gain)/loss                                  41           223          (146)
                                                     -------       -------       -------
Net amount recognized                                $   (92)      $   (76)      $   (11)
                                                     =======       =======       =======

The weighted average discount rates used in determining the actuarial present value of the benefit obligations were 6.75% for 1998 and 7.9% for 1999. The long-term rate of return on assets was 8% in 1998 and 7% in 1999.

NOTE 16 - RESTRUCTURING COSTS

Prior to 1994, a restructuring plan was implemented comprising employee severance programs, excess facilities and lease termination costs. During 1996, 1997 and 1998 approximately $397,000, $119,000 and $37,000, respectively, of costs and payments have been charged against this balance. During 1996, $244,000 was reversed due to changes in the underlying estimates for excess space and credited to selling, general and administrative expenses in the accompanying consolidated statement of operations in 1996. The remaining balance at December 31, 1998 and 1999 of $81,000 and $36,000 respectively, mainly comprised lease obligations for excess space.

In September 1997, management authorized and committed the Company to a restructuring plan to eliminate operations and related expenses which were not required to support the Company's operations of software sales and professional services. In connection with the restructuring plan, the Company recorded a restructuring charge of $900,000 to recognize severance, benefits and other related costs for the employees to be terminated. During 1997, the Company paid approximately $875,000 of severance and termination benefits. The remaining balance of $25,000 at December 31, 1998 mainly consists of remaining severance and termination benefits and was paid in 1999.

During 1999, management authorized and committed the Company to a restructuring plan to close and reduce certain of its domestic facilities and reduce its workforce to the appropriate levels sufficient to support the Company's domestic operations. In connection with these actions, the Company recorded a restructuring charge of $2,288,000. The restructuring charge consisted of (1) $1,900,000 relating to the write-off of certain furniture, fixtures and equipment impaired pursuant to the restructuring, (2) $45,000 of costs associated with lease obligations relating to exited facilities and, (3) $343,000 of employee severance and termination benefits associated with 38 of the terminated employees. The remaining balance of $288,000 as of December 31, 1999 consists of $243,000 of remaining severance and termination benefits and $45,000 of lease obligations on exited facilities.

NOTE 17 - PLAN OF REORGANIZATION

In connection with the Company's Chapter 11 bankruptcy proceedings in 1993, shares of Common Stock are currently being distributed by the Company to its former creditors pursuant to the Plan of Reorganization (the "Plan") as approved by United States Bankruptcy Court. The Company anticipates that approximately 6,820,338 shares of Common Stock will be issued under the Plan. As of December 31, 1999, 6,758,251 shares had been issued pursuant to the Plan.

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

NOTE 18 - COMMITMENTS AND CONTINGENCIES

LEASES
------

The Company leases certain facilities and equipment, some of which are in excess of the Company's current and anticipated needs (and have been included in accrued liabilities and other long-term liabilities in the balance sheet at December 31, 1998 and 1999) under both month-to-month and fixed-term agreements.

The aggregate minimum rentals under operating leases with noncancelable terms of one year or more are as follows:

                                               (in thousands)
Year Ending December 31,
      2000                                         $1,405
      2001                                          1,116
      2002                                            908
      2003                                            236
      2004                                             54
      Thereafter                                       55
                                                   ------
                                                   $3,774
                                                   ======

Rental expense was approximately $2,226,000, $2,095,000, and $1,500,000 the years ended December 31, 1997, 1998, and 1999, respectively.

LEGAL PROCEEDINGS
-----------------

Chapter 11 Bankruptcy Proceedings

At December 31, 1999, there was only one material claim to be settled before the Company's Chapter 11 proceeding could be formally closed, a tax claim with the United States Internal Revenue Service (the "Service"). The amount of this claim is in dispute. The Company has reserved $712,000 for settlement of this claim, which it is anticipated would be payable to the Service in equal monthly installments over a period of six (6) years from the settlement date at an interest rate of 6%.

CSA Private Limited

On October 5, 1998, CSA Private Limited ("CSA") filed a lawsuit against the Company in the U.S. District Court for the Central District of California. CSA is a shareholder of the Company. At the time of the Company's purchase of Hotel Information Systems, Inc. ("HIS") in 1996, CSA was a shareholder of HIS and, in connection with the purchase, the Company agreed to issue to CSA shares of the Company's common stock worth approximately $4.8 million (plus accrued interest until such time as the shares are issued and registered), and also granted CSA certain demand registration rights with respect to such stock. CSA subsequently requested registration of its shares and, in October, 1996, the Company filed an S-3 registration statement with the Securities and Exchange Commission ("SEC") for the purpose of registering these shares. The SEC, however, required an auditor's consent to the use of the HIS financial statements in the S-3, which consent HIS's previous auditors were unwilling to provide. When this impediment to registration was removed in April, 1998, CSA again demanded registration of its shares. The Company has delayed registration based upon a provision in its agreements with CSA allowing the Company to defer such registration under certain circumstances provided that, during the period of such delay, an increased interest rate is applied in calculating the dollar value of shares of the Company's common stock to which CSA is ultimately entitled. In its lawsuit, CSA alleged that the Company's failure to register its shares had deprived it of its ability to realize approximately $5,000,000 from sale of the shares to which it is entitled and requested (a) money damages in an amount not less than $5,000,000, (b) injunctive relief directing the Company to register CSA's shares, and (c) specific performance of its agreements with the Company.

The initial delay in registration of CSA's shares was the result of the refusal on the part of HIS's previous auditors to consent to the inclusion of HIS's financial statements in the S-3, a factor beyond the Company's control, and the subsequent delay has been the result of the Company's good faith exercise of its rights under its agreements with CSA to defer registration. Accordingly, the Company believed that it was in full compliance with all of its obligations under its agreements with CSA, and contested the lawsuit.

On June 4, 1999, the court entered a stipulation and order of dismissal, dismissing the lawsuit with prejudice. The order was entered as part of a settlement, which requires the Company to take all necessary steps to register the CSA shares with the SEC by November 1999. Because the Company did not register the shares with the SEC, CSA initiated another lawsuit in December 1999 seeking (a) seeking damages in excess of $5 million; (b) enforcement of the settlement agreement; and (c) injunctive relief through court order to cause the Company to file a S-1 registration statement. The Company answered the complaint in March 2000 and intends to proceed as expeditiously as possible to file the required S-1 registration statement utilizing year-end information contained in this Annual Report on Form 10-K.

Enterprise Hospitality Solutions, Inc.

On November, 30, 1999, Enterprise Hospitality Solutions, Inc. ("EHS") and Christian Rivadella commenced an action against MAI in the United States District Court for the Central District of California, alleging that MAI had failed to pay certain royalties to EHS under the parties' exclusive license agreement. The Complaint asserts claims for breach of contract, unjust enrichment, accounting and unfair competition. The Complaint seeks damages, preliminary and permanent injunctive relief, imposition of a constructive trust, an order canceling MAI's exclusive right to license the software at issue under the parties' agreement, and the appointment of a receiver to conduct an audit. On February 1, 2000, MAI answered the Complaint by denying its material allegations and asserted a Counterclaim against the plaintiffs. The Counterclaim asserts claims for breach of the parties exclusive license agreement, breach of the covenant of good faith and fair dealing, unfair business practices, interference with contractual relations and declaratory relief, and a declaration that MAI is not in breach of the parties' license agreement. No trial date has been set.

Wang Global Corporation

On November 25, 1996 the Company executed outsource agreements with Wang Global Corporation ("Wang") in the United States and with Olivetti Canada Ltd. in Canada, for on-site repair and warranty service and telephonic support for the Company's Legacy customers. On July 26, 1999 Wang filed for arbitration in this matter involving alleged breach of contract for payments due for maintenance services provided by Wang. Wang claims that the amounts due from the Company exceed $3.7 million. The Company has accrued $1.8 million as of December 31, 1999 for amounts due to Wang under its interpretation of the two agreements (see note 10). Settlement of the dispute is currently being discussed. Absent a settlement, the arbitration will commence on June 7, 2000.

Other Litigation

The Company is also involved in various other legal proceedings that are incident to its business.

Management believes the ultimate outcome of these matters will not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

RELATED PARTY TRANSACTIONS
--------------------------

Under the terms of a consulting agreement, and subsequent amendments (which expires on August 31, 2000), between Orchard Capital Corporation ("Orchard") and the Company, Orchard provides the services of Richard S. Ressler as the Company's Chairman. Orchard is paid a consulting fee of $24,000 per month. In addition, Orchard earned a bonus of $1,188,000 payable in cash or freely transferable Common Stock (at the option of the Company) when the closing trading price of the shares of the Company's Common Stock for 20 consecutive trading days ending on or after January 1, 1996 exceeded $4.00 per share. During the second quarter of 1997, the Company issued 398,510 shares of Common Stock to Orchard to settle the $1,188,000 bonus in full. In addition to such compensation, Orchard was granted warrants in 1995 to purchase up to 625,000 shares of Common Stock at a price of $1.90 per share (which were to expire on August 14, 1999) and in March 1997, was granted additional warrants to purchase up to 50,000 shares of the Company's Common Stock at a price of $7.50 per share, the fair market values of Common Stock on the dates of grant. The warrants were fully exercisable on the dates of the respective grants. In September 1997, Orchard exercised warrants to purchase 157,895 shares of Common Stock at $1.90 per share and additional warrants to purchase 50,000 shares of the Company's common stock at $3.04 per share (which warrants had been temporarily re-priced in order to induce exercises), resulting in $452,000 cash proceeds to the Company (see Note 9). On August 11, 1999, the term of the remaining warrants to purchase up to 467,105 shares of Common stock was extended for an additional two-year period so that they will expire on August 14, 2001. In connection with extending the term of the warrants, the Company recorded $280,275 of compensation expense as the fair market value of Common Stock on the date of the extension exceeded the $1.90 exercise price.

On May 21, 1999, the Company's Chairman was granted 31,250 options to purchase Common Stock under the Non-Employee Directors' Option Plan at $3.25 per share, the fair market value of Common Stock on the date of grant. On August 11, 1999, Orchard was granted 225,000 options under the 1993 Stock Option Plan at a price of $2.50 per share, the fair market value of Common Stock on the date of grant. In January 1997, the former Chairman of the Company divested all shares of the Company's Common Stock.

On February 3, 1999, the Company's Chairman purchased 201,106 shares of the Company's Common Stock for $500,000, the fair market value of Common Stock on the date of purchase.

NOTE 19 - INCOME (LOSS) PER SHARE

As discussed in Note 1, the Company adopted SFAS No. 128 effective December 31, 1997. The following table illustrates the computation of basic and diluted loss per share under the provisions of SFAS No. 128.

                                                                                  YEAR ENDING DECEMBER 31,
                                                                           -------------------------------------
                                                                             1997           1998          1999
                                                                           --------       --------      --------
Numerator:
Numerator for basic and diluted loss per share - net loss                  $(10,172)      $ (2,316)     $(10,773)
                                                                           ========       ========      ========

Denominator:
Denominator for basic loss per share - weighted average number
   of common shares outstanding during the period                             9,408         10,587        10,889
Incremental common shares attributable to exercise of outstanding
   options and warrants                                                          --             --            --
                                                                           --------       --------      --------

Denominator for diluted loss per share                                        9,408         10,587        10,889
                                                                           ========       ========      ========

Basic loss per share                                                       $  (1.08)      $  (0.23)     $  (0.99)

Diluted loss per share                                                     $  (1.08)      $  (0.23)     $  (0.99)

The computation of diluted loss per share for the years ended December 31, 1997, 1998 and 1999 excludes the effect of incremental common shares attributable to the exercise of outstanding common stock options and warrants because their effect would be antidilutive (See Notes 14 and 17). Additionally, the computation does not consider the additional shares of Common Stock, which may be issued in connection with past acquisitions (see Note 6).