Form 10-K405, Exhibit 13
period 2000-12-31
MAI SYSTEMS CORP
filed 2001-03-22
CIK 760436

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


                             SELECTED FINANCIAL DATA
                      (in thousands, except per share data)

STATEMENT OF OPERATIONS DATA

                                                          For the Years Ended December 31,
                                         --------------------------------------------------------------------
                                            1996           1997           1998           1999           2000
                                         --------       --------       --------       --------       --------
Revenue                                  $ 64,164       $ 70,978       $ 62,238       $ 56,346       $ 37,587
Operating Income (loss)                   (12,744)        (8,675)        (1,066)        (8,873)         2,220
Net income (loss)                         (13,487)       (10,172)        (2,316)       (10,773)           817
Income (loss) per share -- (2):
Basic income (loss) per share            $  (1.85)      $  (1.08)      $  (0.23)      $  (0.99)      $   0.07
                                         ========       ========       ========       ========       ========
Diluted income (loss) per share          $  (1.85)      $  (1.08)      $  (0.23)      $  (0.99)      $   0.07
                                         ========       ========       ========       ========       ========


Weighted average common shares used
   in determining income (loss) per
   share:

   Basic                                    7,309          9,408         10,587         10,889         10,923
                                         ========       ========       ========       ========       ========
   Diluted                                  7,309          9,408         10,587         10,889         11,206
                                         ========       ========       ========       ========       ========

BALANCE SHEET DATA

Working capital deficiency                 (8,270)       (11,696)        (8,010)       (14,381)       (10,811)
Total Assets                               32,853         34,613         35,757         24,630         16,445
Long-term debt                                485          5,230          8,570          8,162          7,813
Stockholders' equity (deficiency)(1)        2,058           (666)        (2,366)       (12,569)       (12,110)


(1)  No cash dividends have been declared by the Company.
(2) Income (loss) per share is computed using shares of common stock expected to be issued in accordance with the Plan of Reorganization as discussed in
     Note 17 to the consolidated financial statements, the weighted average shares of Common Stock issued outside the Plan of Reorganization and the dilutive effect of stock options and warrants outstanding during the period, if applicable. The total shares of Common Stock expected to be issued in accordance with the Plan of Reorganization have been adjusted down to reflect the resolution of certain claims with creditors during the fourth quarter of 1996. Income (loss) per share has been restated for all periods to reflect the resolution of such claims.

QUARTERLY DATA (UNAUDITED)
(IN MILLIONS EXCEPT SHARE DATA)

                                 1st Quarter 2nd Quarter 3rd Quarter 4th Quarter 1st Quarter   2nd Quarter  3rd Quarter 4th Quarter
                                      1999       1999        1999        1999         2000        2000         2000        2000
                                 ----------- ----------- ----------- ----------- -----------   -----------  ----------- -----------
Revenue                            $  16.1     $  16.3     $  11.4      $  12.5      $   9.0      $   9.9     $   9.8     $   8.9
Gross Profit                           9.1         9.1         2.5          5.9          4.2          5.3         5.5         4.9
Operating income (loss)                1.5         1.1        (6.5)        (5.0)        (0.9)         0.6         1.4         1.1
Income (loss) before income            1.2         0.8        (7.5)        (5.1)        (1.2)         0.3         1.2         0.8
taxes
Net income (loss)(2)                   1.2         0.8        (7.5)        (5.3)        (1.2)         0.3         1.1         0.6

Income (loss) per share(1):

Basic                              $  0.11     $  0.07     $ (0.68)     $ (0.49)     $ (0.11)     $  0.02     $  0.10     $  0.05

Diluted                            $  0.11     $  0.07     $ (0.68)     $ (0.49)     $ (0.11)     $  0.02     $  0.10     $  0.05

Weighted average common shares
used in determining income (loss)
per share (in thousands):

Basic                               10,836      10,907      10,907       10,907       10,907       10,907      10,907      10,973
                                   =======     =======     =======      =======      =======      =======     =======     =======

Diluted                             10,925      11,019      10,907       10,907       10,986       10,986      10,907      10,973
                                   =======     =======     =======      =======      =======      =======     =======     =======

Share Prices
     High                          $  3.25     $  4.00     $  3.31      $  1.25      $  1.56      $  1.13     $  0.69     $  0.44
     Low                           $  2.13     $  1.88     $  1.06      $  0.44      $  0.81      $  0.50     $  0.31     $  0.19


(1) Income (loss) per share is computed using shares of common stock expected to be issued in accordance with the Plan of Reorganization as discussed in
     Note 17 to the consolidated financial statements, the weighted average shares of Common Stock issued outside the Plan of Reorganization, and for profitable quarters, the dilutive effect of stock options and warrants outstanding during the period, if applicable.

(2) The fourth quarter of 1999 includes charges of $2.3 million relating to a restructuring plan.

                                                                 EXHIBIT 13.1.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the audited consolidated financial statements included elsewhere herein. Except for the historical information contained herein, the matters discussed in this Annual Report are forward-looking statements that involve a number of risks and uncertainties. There are certain important factors and risks, including the rapid change in hardware and software technology, market conditions, competitive factors, seasonality and other variations in the buying cycles of certain of our customers, the timing of product announcements, the release of new or enhanced products, the introduction of competitive products and services by existing or new competitors, the significant risks associated with the acquisition of new products, product rights, technologies or businesses, our ability to retain technical, managerial and other personnel, and the other risks detailed from time to time in our SEC reports, including reports on Form 10-K and Form 10-Q, that could cause results to differ materially from those anticipated by the statements made herein. Therefore, historical results and percentage relationships will not necessarily be indicative of the operating results of any future period. See "Risk Factors" in the our Annual Report on Form 10-K for 2000.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2000, working capital improved from a working capital deficiency of $14,381,000 at December 31, 1999 to a working capital deficiency of $10,811,000. Excluding unearned revenue of $5,423,000, our working capital deficiency at December 31, 2000 would be $5,388,000 or a ratio of current assets to current liabilities of 0.63 to 1.0. Excluding unearned revenue, working capital deficiency at December 31, 1999 was $6,608,000, with a current ratio of
0.68 to 1.0. Excluding unearned revenue, the decrease in the working capital deficiency of $1,220,000 was primarily attributable to decreases in the Coast Bridge Loan of $1,230,000, accounts payable of $3,310,000, unearned revenue of $2,350,000 and accrued liabilities of $954,000 offset by decreases in cash of $1,626,000, receivables of $2,851,000 and inventories of $300,000.

Cash was $1,019,000 at December 31, 2000, as compared to $2,645,000 at December 31, 1999. Availability under our secured revolving credit facility is based on a calculation using a rolling average of certain cash collections. At December 31, 2000, approximately $2,579,000 was available and drawn down under this facility. The facility expires on April 30, 2003.

Net cash used for investing activities for the twelve months ended December 31, 2000, totaled $134,000, which represented capital expenditures.

Net cash used by financing activities in 2000 totaled $1,911,000, which is comprised of $368,000, $313,000 and $1,230,000 in repayments of long-term debt, secured credit facility and Bridge Loan, respectively. We were temporarily in default on our revolving credit facility, Bridge Loan and subordinated debt. On April 13, 2000, we amended the respective loan agreements to waive all previous defaults and to require weekly principal payments of $35,000 on the Bridge Loan, except for the period from September 12, 2000 through December 8, 2000, which required monthly payments of $35,000, and weekly interest payments of $12,500 on the subordinated debt until the Bridge Loan and $300,000 loan fee are paid in full, then interest payments of $25,000 per week on the subordinated debt until all accrued and unpaid interest on the subordinated debt is paid in full, then $11,000 per week in interest on the subordinated debt thereafter. The facility contains various restrictions and covenants, including a minimum consolidated net worth, debt coverage ratio and minimum quarterly profitability. We were in compliance with these covenants as of December 31, 2000.

Stockholders' deficiency decreased from $12,569,000 at December 31, 1999 to $12,110,000 at December 31, 2000, as a result of a net income for the period of $817,000 offset by a decrease in accumulated comprehensive income of $414,000. We have commitments in connection with lease commitments, which require payments of approximately $1.3 million in 2001.

Net cash provided by operating activities in 2000 totaled $379,000 and mainly related to non-cash charges for depreciation and amortization of tangible and intangible assets of $3,686,000, provision for doubtful accounts receivable of $933,000, a decrease in receivables of $1,918,000, net inventories of $300,000 and prepaids and other assets of $275,000 offset by decreases in accounts payable and customer deposits of $3,312,000, income taxes payable of $303,000, accrued liabilities of $1,254,000 and unearned revenue of $2,350,000. We expect that we will continue to generate cash from our operating activities in 2001.

Although we have a net stockholders' deficiency of $12,110,000 at December 31, 2000, we believe we will generate sufficient funds from operations and obtain additional financing, as needed, in 2001 to meet our operating and capital requirements. Our belief is based on us significantly reducing our cost structure through a restructuring effected in 1999 which included reductions in employee headcount and the use of outside consultants, the closure and reduction of certain facilities, and the renegotiation, termination or replacement of certain contracts with certain creditors and service providers. Additionally, we have a $11.8 million backlog as of December 31, 2000. We expect to generate positive cashflow during 2001 from shipping out products and services from this backlog as well as new orders. Also, we are currently holding our notes receivable for sale. The amount expected to be realized upon the sale of these notes is approximately $2,700,000. We expect to sell these notes within the next six months and use the funds to reduce certain current obligations and other operational purposes.

Lastly, we have historically been successful in securing additional capital, when needed, to meet operating and capital requirements.

As of March 20, 2001, we had issued and outstanding 13,656,085 shares of Common Stock.

RESULTS OF OPERATIONS

Year Ended December 31, 1999 Compared to Year Ended December 31, 2000.

(dollars in thousands)

                                                                   Percentage of                          Percentage of
                                             December 31, 1999        Revenue        December 31, 2000        Revenue
                                             -----------------     -------------     -----------------    -------------
Revenues:
     Hospitality                                 $ 35,639              63.3%             $ 27,321              72.7%
     Process Manufacturing                          8,243              14.6%                4,162              11.1%
     Gaming                                         1,696               3.0%                   --                --
     Legacy                                        10,768              19.1%                6,103              16.2%
Total Revenue                                      56,346             100.0%               37,587             100.0%
Gross Profit                                       26,627              47.3%               19,878              52.9%
Selling, general and administrative
      Expenses                                     25,456              45.2%               11,042              29.4%
Restructuring                                       2,288               4.1%                   --                --
Research and development costs                      5,114               9.1%                4,047              10.8%
Amortization of intangibles                         2,326               4.1%                2,666               7.1%
Other operating expense (income)                      280               0.5%                  (97)             (0.3%)
Equity in net income of
     Unconsolidated subsidiaries                      (28)             (0.1%)                  --                --
Write off of deferred financing costs                 574               1.0%                   --                --
Interest expense, net                               1,185               2.1%                1,241               3.3%
Provision for income taxes                            169               0.3%                  162               0.4%
Net (loss) income                                $(10,773)            (19.1%)            $    817               2.2%


Revenue for 2000 was $37,587,000 compared to $56,346,000 in 1999 or a 33.3%
decrease. We continue to transition from our legacy business to the sale of enterprise solutions as 83.8% of our 2000 revenue resulted from our enterprise solutions business as compared to 80.9% in 1999. Our revenue from our sales of enterprise solutions in industries in which we compete (hospitality, process manufacturing and gaming), decreased 30.9% compared to the prior year. Hospitality revenue decreased 23.3% from $35,639,000 in 1999 to $27,321,000 in 2000, largely due to decreased software sales and professional services. Process Manufacturing decreased from $8,243,000 in 1999 to $4,162,000 in 2000 due to product transition. Gaming revenue decreased from $1,696,000 in 1999 due to the sale of our gaming subsidiary in June 1999. Consistent with our strategy to focus on providing software and services to our vertical markets, our legacy revenue (traditional hardware contract service revenues and proprietary add-on sales) declined 43.3% year over year, largely due to expected decreased volume and customers replacing their legacy systems due to Year 2000 compliance.

Gross profit for 2000 decreased to $19,878,000 (52.9%) from $26,627,000 (47.3%)
in 1999. The increase in the gross profit percentage from 1999 to that of 2000 despite a decline in gross profit and revenue, was due primarily to the implementation of several cost reduction measures including our restructuring effected in the fourth quarter of 1999.


Gross margin on hospitality sales increased to 57.3% in 2000 from 48.5% in 1999 primarily due to the implementation of several cost reduction measures including our restructuring effected in the fourth quarter of 1999. Gross margins associated with our legacy business declined consistent with our strategy to focus on providing software and services to our vertical markets. Gross margin on process manufacturing sales decreased from 51.2% in 1999 to 46.2% in 2000 mainly due to decreased margins on software support and product transition.

Selling, general and administrative expenses ("SG&A") decreased 56.6% to $11,042,000. The decrease is related to the implementation of several cost reduction measures, including our restructuring effected in the fourth quarter of 1999, and more focused and controlled marketing efforts.

Research and development costs decreased 20.9% over the comparable period of 1999. This is primarily as a result of a reduction in the use of contracted research and development in 2000.

Other operating expense (income) improved from expense in 1999 of $280,000 to income of $97,000 in 2000 principally due to refunds received in 2000 resulting from overpayments of medical insurance payments made in earlier years.

The 12.9% increase in amortization of intangibles versus the comparable period of 1999 is due to the increased amortization expense associated with capitalized software development costs of the our Process Manufacturing division.

Included in non-operating costs for 1999 is the write off of approximately $574,000 of financing costs previously capitalized in 1998.

Net interest expense was $1,185,000 in 1999 compared to $1,241,000 in 2000. The increase in 2000 is due to the amortization of the $300,000 loan fee during 2000 offset by lower interest rates and outstanding balances associated with our line of credit and Bridge Loan obtained on July 28, 1999.

The income tax provision reflects a tax provision for our foreign operations and alternative minimum taxes for domestic operations.

RESULTS OF OPERATIONS

Year Ended December 31, 1998 Compared to Year Ended December 31, 1999.


(dollars in thousands)

                                                                          Percentage of                          Percentage of
                                                 December 31, 1998           Revenue        December 31, 1999       Revenue
                                                 -----------------        -------------     -----------------    -------------
Revenues:
     Hospitality                                        $ 33,394              53.7%             $ 35,639              63.3%
     Process Manufacturing                                 8,638              13.9%                8,243              14.6%
     Gaming                                                2,687               4.3%                1,696               3.0%
     Legacy                                               17,211              27.6%               10,768              19.1%
     Other                                                   308               0.5%                   --                --
Total Revenue                                             62,238             100.0%               56,346             100.0%
Gross Profit                                              29,690              47.7%               26,627              47.3%
Selling, general and administrative expenses              23,798              38.2%               25,456              45.2%
Restructuring                                                 --                --                 2,288               4.1%
Research and development costs                             4,058               6.5%                5,114               9.1%
Amortization  of intangibles                               2,522               4.1%                2,326               4.1%
Other operating expense                                      378               0.6%                  280               0.5%
Write off of deferred financing costs                         --                --                   574               1.0%
Equity in net income of unconsolidated
     Subsidiaries                                            (33)             (0.1%)                 (28)             (0.1%)
Interest expense, net                                        896               1.4%                1,185               2.1%
Provision for income taxes                                   387               0.6%                  169               0.3%
Net loss                                                $ (2,316)             (3.7%)            $(10,773)            (19.1%)

Revenue for 1999 was $56,346,000 compared to $62,238,000 in 1998 or a 9.5%
decrease. We continue to transition from our legacy business to the sale of enterprise solutions as 80.9% of our 1999 revenue resulted from our enterprise solutions business as compared to 72.0% in 1998. Our revenue from our sales of enterprise solutions in industries in which we compete (hospitality, process manufacturing, gaming and other), increased 1.2% compared to the prior year. Hospitality revenue increased 6.7% from $33,394,000 in 1998 to $35,639,000 in 1999, largely due to increased software sales. Process Manufacturing decreased only slightly from $8,638,000 in 1998 to $8,243,000 in 1999. Gaming revenue decreased 36.9% from 1998 to 1999 due to the sale of its gaming subsidiary in June 1999. Consistent with our strategy to focus on providing software and services to its vertical markets, our legacy revenue (traditional hardware contract service revenues and proprietary add-on sales) declined 37.4% year over year, largely due to expected decreased volume and customers replacing their legacy systems due to Year 2000 compliance.

Gross profit for 1999 decreased to $26,627,000 (47.3%) from $29,690,000 (47.7%)
in 1998. The overall gross margin remained consistent in 1999 to that of 1998 despite a decline in revenue. This was due primarily to increased software sales, which have higher gross margins.

Gross margin on hospitality sales remained consistent in 1999 to that of 1998. Gross margins on gaming decreased from 68.5% in 1998 to 60.4% in 1999 due to lower margins on hardware. Gross margins associated with our legacy business declined consistent with our strategy to focus on providing software and services to our vertical markets. Gross margin on process manufacturing sales decreased from 56.2% in 1998 to 51.2% in 1999 mainly due to decreased margins on software support.

Selling, general and administrative ("SG&A") expenses increased 7.0% from $23,798,000 in 1998 to $25,456,000 in 1999. The increase is primarily related to increased payroll and consultancy costs.

We incurred restructuring costs of $2,288,000 in 1999 in connection with a restructuring plan to close or reduce certain facilities and reduce the work force to the appropriate levels to sufficiently support our operations. The costs were recorded to recognize severance, benefits and other related costs for employees to be terminated; accruals for lease commitments and the write-off of certain furniture, fixtures and equipment. There were no comparable costs in 1998.

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

Net interest expense was $896,000 for 1998 compared to $1,185,000 in 1999. The increase in 1999 is reflective of higher interest rates associated with our line of credit as compared to 1998 and interest related to our Bridge Loan obtained on July 28, 1999.

The income tax provision reflects a tax provision for our foreign operations. Our income tax provisions in 1998 and 1999 results primarily from profitable foreign operations in those years.

ACCOUNTING PRONOUNCEMENTS

In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended, is effective for transactions entered into after January 1, 2001. This statement requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges will be recognized in earnings. The implementation of SFAS No. 133 did not have a material impact on our results of operations or financial position.

In December 1999, the SEC staff issued Staff Accounting Bulletin No., 101, "Revenue Recognition in Financial Statements" and in March 2000, the SEC staff issued Staff Accounting Bulletin No. 101A "Implementation Issues Related to SAB 101." In addition, in October 2000, the SEC staff issued a document containing answers to certain frequently asked questions ("FAQ") which further clarified certain accounting issues addressed in the bulletins relating to revenue recognition. These bulletins summarize certain of the staff's views about applying generally accepted accounting principles to revenue recognition in financial statements. The staff is providing this guidance due, in part, to the large number of revenue recognition issues that registrants encounter. The provisions of these pronouncements were effective for us commencing in the fourth quarter of 2000. The implementation of these bulletins did not have a material impact on our financial position or results of operations.

                                                                 EXHIBIT 13.1.3

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
MAI Systems Corporation:


We have audited the accompanying consolidated balance sheets of MAI Systems Corporation and subsidiaries as of December 31, 1999 and 2000 and the related consolidated statements of operations, stockholders' equity (deficiency) and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MAI Systems Corporation and subsidiaries as of December 31, 1999 and 2000 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.



/s/ KPMG LLP

Orange County, California
March 8, 2001

                                                                 EXHIBIT 13.1.4

                          CONSOLIDATED BALANCE SHEETS

                           CONSOLIDATED BALANCE SHEETS
                           December 31, 1999 and 2000

                                                                    As of December 31,
                                                             (in thousands, except share data)
                                                             ---------------------------------
                                                                  1999            2000
ASSETS
------
Current assets:
     Cash                                                      $   2,645       $   1,019
     Receivables, less allowance for doubtful accounts of
     $3,622 in 1999 and $2,154 in 2000                             7,189           4,338
     Inventories                                                     625             325
     Notes receivable held for sale, less deferred
     gain of $1,227                                                2,700           2,700
     Prepaids and other assets                                       782             807
                                                               ---------       ---------
             Total current assets                                 13,941           9,189

Furniture, fixtures and equipment, net                             2,609           1,882
Intangibles, net                                                   7,974           5,308
Other assets                                                         106              66
                                                               ---------       ---------
             Total assets                                      $  24,630       $  16,445
                                                               =========       =========

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current liabilities:
     Bridge loan                                               $   1,450       $     220
     Current portion of long-term debt                               447             274
     Accounts payable                                             10,705           7,395
     Customer deposits                                             2,236           2,234
     Accrued liabilities                                           5,136           4,182
     Income taxes payable                                            575             272
     Unearned revenue                                              7,773           5,423
                                                               ---------       ---------
             Total current liabilities                            28,322          20,000

Line of credit                                                     2,892           2,579
Long-term debt                                                     5,270           5,234
Other liabilities                                                    715             742
                                                               ---------       ---------
             Total liabilities                                    37,199          28,555
                                                               ---------       ---------

Stockholders' deficiency:
     Preferred Stock, par value $0.01 per share;
          1,000,000 shares authorized, none issued and                --              --
          outstanding
     Common Stock, par value $0.01 per share; authorized
          24,000,000 shares; 10,906,658 and 11,006,658
          shares issued and issuable at December 31, 1999
          and 2000, respectively                                     112             113
    Additional paid-in capital                                   220,567         220,622
    Accumulated other comprehensive income                           494              80
    Accumulated deficit                                         (233,742)       (232,925)
                                                               ---------       ---------
             Total stockholders' deficiency                      (12,569)        (12,110)
                                                               ---------       ---------

Commitments and contingencies
Subsequent events

Total liabilities and stockholders' deficiency                 $  24,630       $  16,445
                                                               =========       =========



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                                                 EXHIBIT 13.1.5

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                            For the Years Ended December 31,
                                                         (in thousands, except per share data)
                                                           1998           1999           2000
                                                           ----           ----           ----
Revenue:
     Software, networks and professional services:
           Software sales                               $ 10,845       $ 13,473       $  7,142
           Network and computer equipment                  6,979          5,048          1,301
           Professional services                          27,203         29,513         23,041
                                                        --------       --------       --------
                                                          45,027         48,034         31,484

     Legacy revenue                                       17,211          8,312          6,103
                                                        --------       --------       --------
                  Total revenue                           62,238         56,346         37,587
                                                        --------       --------       --------

Direct costs:
     Software, networks and professional services:
           Software sales                                  2,871          3,978          1,162
           Network and computer equipment                  5,599          3,497          1,041
           Professional services                          13,956         15,860         11,691
                                                        --------       --------       --------
                                                          22,426         23,335         13,894

     Legacy costs                                         10,122          6,384          3,815
                                                        --------       --------       --------
                  Total direct costs                      32,548         29,719         17,709
                                                        --------       --------       --------

                  Gross profit                            29,690         26,627         19,878

Selling, general and administrative expenses              23,798         25,456         11,042
Restructuring charges                                         --          2,288             --
Research and development costs                             4,058          5,114          4,047
Amortization of intangibles                                2,522          2,362          2,666
Other operating expense (income)                             378            280            (97)
                                                        --------       --------       --------
                  Operating income (loss)                 (1,066)        (8,873)         2,220

Write off of deferred financing costs                         --           (574)            --
Equity in net income of unconsolidated
     Subsidiaries                                             33             28             --
Interest income                                              202            300            282
Interest expense                                          (1,098)        (1,485)        (1,523)
                                                        --------       --------       --------
                  Income (loss) before
                      income taxes                        (1,929)       (10,604)           979

Provision for income taxes                                   387            169            162
                                                        --------       --------       --------
                  Net income (loss)                     $ (2,316)      $(10,773)      $    817
                                                        ========       ========       ========

Income (loss) per share:

Basic income (loss) per share                           $  (0.23)      $  (0.99)      $   0.07
                                                        ========       ========       ========
Diluted income (loss) per share                         $  (0.23)      $  (0.99)      $   0.07
                                                        ========       ========       ========

Weighted average common shares used in
Determining income (loss) per share:

Basic                                                     10,587         10,889         10,923
                                                        ========       ========       ========
Diluted                                                   10,587         10,889         11,206
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

                                                                 EXHIBIT 13.1.6

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY) AND COMPREHENSIVE INCOME (LOSS)


          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
                         AND COMPREHENSIVE INCOME (LOSS)
                                 (in thousands)

                                              Additional   Accumulated Other                  Total                 Total
                                   Common     Paid-In      Comprehensive        Accumulated   Stockholders'         Comprehensive
                                   Stock      Capital      Income               Deficit       Equity (Deficiency)   Income (Loss)
                                   -----      -------      ------               -------       -------------------   -------------
                                                                        (in thousands)
Balance at December 31, 1997    $     105    $ 219,379    $     503             $(220,653)    $    (666)             $  (9,769)
                                                                                                                     =========
Issuance of common stock for
     acquisition of GSI
     minority interest                  1           --           --                    --             1                     --
Issuance of common stock in
     connection with
     acquisition of HIS                 2           --           --                    --             2                     --
Issuance of common stock in
     lieu of license acquisition
     fee payment                        1          324           --                    --           325                     --
Exercise of stock options
and warrants                            1           67           --                    --            68                     --
Stock option compensation              --           10           --                    --            10                     --
Foreign currency translation
gains                                  --           --          210                    --           210                    210
Net loss                               --           --           --                (2,316)       (2,316)                (2,316)
                                ---------    ---------    ---------             ---------     ---------              ---------
Balance at December 31, 1998          110      219,780          713              (222,969)       (2,366)             $  (2,106)
                                                                                                                     =========
Issuance of common stock                2          498           --                    --           500                     --
Exercise of stock options              --            9           --                    --             9                     --
Stock option compensation              --          280           --                    --           280                     --
Foreign currency translation
losses                                 --           --         (219)                   --          (219)                  (219)
Net income                             --           --           --               (10,773)      (10,773)               (10,773)
                                ---------    ---------    ---------             ---------     ---------              ---------
Balance at December 31, 1999          112      220,567          494              (233,742)      (12,569)             $ (10,992)
                                                                                                                     =========
Stock option compensation               1           55           --                    --            56                     --
Foreign currency translation           --           --         (414)                   --          (414)                  (414)
losses
Net income                             --           --           --                   817           817                    817
                                ---------    ---------    ---------             ---------     ---------              ---------
Balance at December 31, 2000    $     113    $ 220,622    $      80             $(232,925)    $ (12,110)             $     403
                                =========    =========    =========             =========     =========              =========







              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                                                 EXHIBIT 13.1.7

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                1998        1999         2000
                                                                ----        ----         ----
Cash flows from operating activities:
     Net income (loss)                                       $ (2,316)    $(10,773)    $    817
     Adjustments to reconcile net income (loss) to net
     cash provided by operating activities:
          Amortization of intangibles                           2,522        2,362        2,666
          Depreciation and amortization                         1,538        1,323        1,020
          Stock option compensation expense                        10          280           56
          Write-down of notes receivable held for sale             --          355           --
          Write-off of deferred financing costs                    --          574           --
          Write-off of furniture, fixtures, and equipment          --        1,900           --

          Equity in net losses (income) of
               unconsolidated Subsidiaries                        (33)         (28)          --
          Provision for doubtful accounts receivable            1,340        2,151          933
          Provision for inventory obsolescence                    346          413          170
          Net loss (gain) from foreign currency
               translation                                        233         (222)        (454)
          Changes in assets and liabilities:
               (Increase) decrease in receivables              (3,564)       3,638        1,918
               (Increase) decrease in inventories                 102          (12)         130
               Decrease (increase) in prepaids and other
                    asset                                        (984)       1,483          275
               Decrease (increase) in other assets                527          927           40
               (Decrease) increase in accounts
                    payable and customer deposits               1,237          375       (3,312)
              (Decrease) increase in accrued liabilities        1,355        1,083       (1,254)
              (Decrease) increase in income taxes payable          16           (2)        (303)
              (Decrease) increase in unearned revenue          (1,265)      (2,578)      (2,350)
              (Decrease) increase in other liabilities              1            2           27
                                                             --------     --------     --------
              Net cash provided by operating
                     activities                                 1,065        3,251          379
                                                             --------     --------     --------
Cash flows from investing activities:
        Capital expenditures                                     (920)      (2,178)        (134)
        Software development costs                             (2,040)      (1,724)          --
                                                             --------     --------     --------
               Net cash used in investing activities           (2,960)      (3,902)        (134)
                                                             --------     --------     --------
Cash flows from financing activities:
        Proceeds from issuance of common stock, net                --          500           --
        Repayments of long-term debt                              (89)        (310)        (368)
        Proceeds from issuance of Bridge Loan                      --        2,000           --
        Repayments of Bridge Loan                                  --         (550)      (1,230)
        Net increase (decrease) in line of credit               1,917         (385)        (313)
        Proceeds from the exercise of stock options                68            9           --
                                                             --------     --------     --------

               Net cash provided by (used in) financing         1,896        1,264       (1,911)
                                                             --------     --------     --------
               Effect of exchange rate changes on cash            (23)           3           40
                                                             --------     --------     --------
               Net increase (decrease) in cash                    (22)         616       (1,626)

Cash at beginning of year                                       2,051        2,209        2,645
                                                             --------     --------     --------
Cash at end of year                                          $  2,029     $  2,645     $  1,019
                                                             ========     ========     ========

Cash paid during the period for:
      Interest                                               $  1,093     $    870     $  1,190
                                                             ========     ========     ========
      Income taxes                                           $     16     $    226     $    148
                                                             ========     ========     ========


Supplemental disclosure of non-cash investing and financing activities (see notes 8 and 9).



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

REVENUE RECOGNITION

The Company recognizes revenue from sales of hardware, software and professional services and from arrangements involving multiple elements of each of the above. Revenue for multiple element arrangements are recorded by allocating revenue to the various elements based on their respective fair values as evidenced by vendor specific objective evidence. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable. Sales of network and computer equipment are recorded when title transfers. Software revenues are recorded when application software programs are shipped. Professional services fees for software development, training and installation are recognized on a time-apportioned basis over the period in which the services are provided.

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

FOREIGN CURRENCY TRANSLATION

The functional currency for all foreign subsidiaries is the applicable local currency. Accordingly, all translation gains and losses for foreign subsidiaries, and gains and losses on intercompany foreign currency transactions that are of a long-term nature, are included in accumulated other comprehensive income as a separate component of stockholders' equity (deficiency).

Net foreign exchange transaction gains for 1998 was $81,000. There were no material net foreign gains (losses) in 1999 and 2000. These amounts are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

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

The Company capitalized $2,040,000 and $1,724,000 of software development costs during 1998 and 1999, respectively. No costs were capitalized in 2000.

FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosure about Fair Value of Financial Instruments", requires entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. SFAS No. 107 defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. As of December 31, 1999 and 2000, the carrying value of cash and cash equivalents, receivables, Bridge Loan, accounts payable, accrued liabilities, income taxes payable and other liabilities approximate fair value due to the short term nature of such instruments. The carrying value of long-term debt, including the Company's line of credit, approximates fair value as the related interest rates approximate rates currently available to the Company.

INCOME (LOSS) PER SHARE OF COMMON STOCK

Basic and diluted income or loss per share is computed using shares of common stock issued to date and expected to be issued in accordance with the Plan of Reorganization ("Common Stock") as discussed in Note 17. Consideration is also given in the dilutive income per share calculation for the dilutive effect of common stock equivalents which might result from the exercise of stock options. However, for all periods presented, there were no common stock equivalents or the effect of common stock equivalents would be anti-dilutive.

ACCOUNTING PRONOUNCEMENTS

In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended, is effective for transactions entered into after January 1, 2001. This statement requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges will be recognized in earnings. The implementation of SFAS No. 133 did not have a material impact on the Company's results of operations and financial position.

In December 1999, the SEC staff issued Staff Accounting Bulletin No., 101, "Revenue Recognition in Financial Statements" and in March 2000, the SEC staff issued Staff Accounting Bulletin No. 101A "Implementation Issues Related to SAB 101." In addition, in October 2000, the SEC staff issued a document containing answers to certain frequently asked questions ("FAQ") which further clarified certain accounting issues addressed in the bulletins relating to revenue recognition. These bulletins summarize certain of the staff's views about applying generally accepted accounting principles to revenue recognition in financial statements. The staff is providing this guidance due, in part, to the large number of revenue recognition issues that registrants encounter. The provisions of these pronouncements were effective for the Company during the fourth quarter of 2000. The implementation of these bulletins did not have a material impact on its results of operations and financial position.

NOTE 2 - INVENTORIES

Inventories are summarized as follows:

                         December 31,
                         ------------
                        (in thousands)
                         1999    2000
                         ----    ----
Finished goods           $251    $124
Replacement parts         374     201
                         ----    ----

                         $625    $325
                         ====    ====


The Company has purchased many products and components from single sources of supply. Because the Company's current products are industry standard, the Company believes that alternative sources of supply of similar products would be available to the Company in the event of any interruption of delivery of a single source supplier.

NOTE 3 - ASSETS HELD FOR SALE

During 1998, the Company wrote off the remaining net assets of $75,000 of its Venezuelan subsidiary. During 2000 the Venezuela subsidiary was sold to the local management for an immaterial amount.

NOTE 4 - FURNITURE, FIXTURES AND EQUIPMENT

The major classes of furniture, fixtures and equipment are as follows:

                                                     1999        2000
                                                     ----        ----
                                                      (in thousands)
Furniture, fixtures and equipment                   $ 2,657     $ 2,657
Equipment held for administrative purposes            6,319       6,323
Leasehold improvements                                  345         345
                                                    -------     -------
                                                      9,321       9,325

Less:  accumulated depreciation and amortization     (6,712)     (7,443)
                                                    -------     -------

                                                    $ 2,609     $ 1,882
                                                    =======     =======


NOTE 5 - JOINT VENTURES

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

NOTE 6 - ACQUISITIONS, DIVESTITURE, AGREEMENTS AND FINANCING

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

In November 1997, the purchase price for the acquisition of HIS was reduced by $931,000 pursuant to arbitration proceedings. As a result, goodwill was reduced by $931,000 and approximately 100,650 shares will be released from the escrow account and returned to the Company. In addition, further claims relating to legal costs and certain disbursements currently estimated at $650,000 are presently pending. Resolution of such claims may result in release of additional escrow shares to the Company. Upon settlement, the Company may, as needed, pursuant to the asset purchase agreement and related documents, issue additional shares of Common Stock in order that the recipients ultimately receive shares worth a fair value of $9.25 per share. This adjustment applies to a maximum of 73,466 shares of Common Stock after considering the settlement described in Note
20. As of December 31, 2000, the fair market value of the Company's common stock was $0.25 per share, which would result in approximately 2,645,000 additional shares being issued. Also, included in the escrow account at December 31, 2000 is 200,000 shares of Common Stock which do not have a guarantee of value. The amount and number of shares will be determined based on the final resolution of such claims. Accordingly, as of December 31, 2000, the final purchase price has not been determined.

In April 1998, in accordance with the purchase agreement and related documents pursuant to which the Company acquired HIS in August 1996, the Company issued 246,453 additional shares of Common Stock valued at par.

GAMING SYSTEMS INTERNATIONAL

In May 1998, in accordance with the stock purchase agreement and option cancellation agreements pursuant to which the Company acquired the remaining 30% minority interest and remaining options in Gaming Systems International ("GSI") in May 1996 and March 1997, respectively, the Company issued 45,424 additional shares of Common Stock valued at par.

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

Imputing interest at a rate of 10%, the present value of the $2,325,000 promissory note at the date of sale was $1,682,000 resulting in a combined carrying value of $4,282,000 for all three promissory notes. The Company is amortizing the imputed interest over the contractual life of the promissory notes using the interest method. The gain on sale of $1,227,000 has been deferred until collection of the proceeds representing the gain can be assured. The promissory notes are currently held for sale. The Company expects to sell the notes at an amount approximately $355,000 less than the carrying value of such notes. Accordingly, the promissory notes have been written down to their estimated net realizable value of $2,700,000 and are classified as current in the accompanying consolidated balance sheet as of December 31, 2000.

Summarized below is historical financial information about GSI (in thousands):

                                      January 1, 1999 --
                                       June 19, 1999
                                       -------------
Revenue                                   $1,696
Operating income                             (80)
Total assets at period end                 3,800

CIMPRO

On March 6, 1997, the Company acquired substantially all the assets and assumed certain liabilities of CIMPRO, which develops and markets process manufacturing software, for $5,900,000 in cash and $328,000 of direct costs related to the acquisition. To finance the acquisition of CIMPRO, the Company sold 400,000 shares of its Common Stock in a private placement for $6.50 per share and issued $6,000,000 of 11% subordinated notes payable due in 2003 to an investment fund managed by Canyon Capital Management LP ("Canyon"), (see note 9).

The acquisition of CIMPRO was accounted for using the purchase method of accounting and resulted in the Company recording $7,475,000 of intangible assets and resulted in as of the date of acquisition. Intangible assets are being amortized on a straight-line basis over the expected periods to be benefited of five to seven years.

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

In consideration for the rights and licenses granted to the Company by the Licensor, a $1,000,000 license acquisition fee was agreed to be paid by the Company. As of December 31, 1997, the Company had paid $675,000 of the license acquisition fee and the outstanding balance of $325,000 was paid through the issuance of 110,639 shares of Common Stock in 1998. The license acquisition fee was capitalized and was amortized over a three-year period, which commenced in 1997. The license acquisition fee was fully amortized in 1999.

Additionally, under the license agreement, the Company paid the Licensor royalties of 20% of net revenues subject to certain minimum royalties commencing April 1997.

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

Under the New Agreement, the Company paid the Licensor a 10% royalty on the net software price including any derivatives or enhancements to the software application.

Royalties paid for fiscal years 1998, 1999 and 2000 were approximately $750,000, $941,000, and $425,000 respectively.

On November, 30, 1999, Enterprise Hospitality Solutions, Inc. ("EHS") and Christian Rivadella commenced an action against MAI in the United States District Court for the Central District of California. On February 1, 2000, MAI answered the complaint by denying its material allegations and asserted a counterclaim against the plaintiffs.

Effective June 30, 2000, the parties entered into an agreement pursuant to which MAI acquired from EHS the exclusive worldwide marketing rights to the Lodging Touch products and the royalty free use of the Lodging Touch name and trademark. As part of that agreement, all prior agreements between MAI and EHS were terminated. The parties executed mutual general releases, and the litigation was dismissed with prejudice (see note 18).

DEFERRED FINANCING COSTS

During 1998, the Company commenced efforts to raise additional capital. During the third quarter of fiscal 1999, the Company expensed $574,000 of deferred financing costs, which were previously capitalized.

NOTE 7 - INTANGIBLE ASSETS

Intangible assets consist of the following:

                                        December 31,
                                       (in thousands)
                                     1999          2000
Goodwill                           $ 10,196     $ 10,196
Capitalized software                  4,056        4,056
Customer list                           925          925
                                   --------     --------
                                     15,177       15,177
Less:  accumulated amortization      (7,203)      (9,869)
                                   --------     --------

          Total                    $  7,974     $  5,308
                                   ========     ========


NOTE 8 - LINE OF CREDIT AND BRIDGE LOAN

On July 28, 1999, the Company obtained a Bridge Loan from Coast Business Credit ("Coast") in the amount of $2,000,000. The Bridge Loan originally bore interest at prime plus 5% (prime plus 8% when default interest rates apply) and was payable interest only on a monthly basis with all accrued and unpaid principal and interest due on the earlier of June 30, 2000 or the date the Company receives a debt or equity infusion of at least $10,000,000. The initial term of the Bridge Loan has been extended as described below. Loan origination fees of $75,000 paid to Coast in connection with the Bridge Loan are included in prepaids and other assets and are being amortized to interest expense over the term of the loan. Due to a temporary event of default on the Bridge Loan and the secured revolving credit facility and pursuant to a forbearance agreement with Coast, the Company began making weekly principal payments of $25,000 on the Bridge Loan commencing in September 1999. During the default period, the Company also paid $40,000 in default fees to Coast in 1999 and $30,000 in 2000.

In April 1998, the Company negotiated a $5,000,000 secured revolving credit facility with Coast. The availability of this facility is based on a calculation using a rolling average of certain cash collections. The facility was amended on July 28, 1999 to allow for aggregate borrowings on an interest only basis under the credit facility and Bridge Loan not to exceed $6,000,000. The facility is secured by all assets, including intellectual property of the Company, and bears interest at prime plus 2.25% (prime plus 5.25% when default interest rates apply) and expires on April 30, 2003. The facility was again amended on April 13, 2000 and September 12, 2000. In accordance with the amendments, the Bridge Loan and the credit facility bear interest at prime plus 4.5% and require $35,000 weekly principal payments on the Bridge Loan, except for the period from September 12, 2000 through December 8, 2000, which required monthly payments of $35,000, until it is paid in full. As of December 31, 2000, the unpaid balance of the Bridge Loan was $220,000. Additionally, the credit facility was amended to allow for aggregate borrowings on an interest only basis under the credit facility not to exceed $3,360,000. In connection with the amendment on April 13, 2000, Coast waived all existing defaults. Additionally, the Company agreed to pay Coast a fee of $300,000 in weekly installments of $35,000 commencing after the Bridge Loan is paid in full. The facility contains various restrictions and covenants, including a minimum consolidated net worth, debt coverage ratio and minimum quarterly profitability. The Company was in compliance with these covenants as of December 31, 2000.

At December 31, 1999 and 2000, approximately $2,892,000 and $2,579,000, respectively, was available and drawn down under the credit facility.

Loan restructuring fees of $300,000 were incurred in connection with the line of credit and Bridge Loan, are classified in prepaids and other current assets and are being amortized to interest expense over the term of the facility.

NOTE 9 - LONG-TERM DEBT

Long-term debt outstanding is as follows:

                                         December 31,
                                         ------------
                                        (in thousands)
                                      1999        2000
                                      ----        ----
Notes payable                       $ 4,722     $ 4,881
Obligations under capital leases        666         343
Tax Claims                              279         279
Other                                    50           5
                                    -------     -------
                                      5,717       5,508
Less:  current installments            (447)       (274)
                                    -------     -------
Noncurrent portion                  $ 5,270     $ 5,234
                                    =======     =======


Aggregate maturities of long-term debt are as follows:

          Year Ending December 31,
          ------------------------
              (in thousands)
2001                                $  274
2002                                   100
2003                                 4,882
2004                                    --
2005                                    --
Thereafter                             252
                                    ------
                                    $5,508

See Note 20 regarding subsequent events impacting additional long-term indebtedness.

NOTES PAYABLE

On March 3, 1997, the Company issued $6,000,000 of 11% subordinated notes payable due in 2004 to an investment fund managed by Canyon Capital Management LP ("Canyon") with detachable warrants to purchase 750,000 shares of the Company's Common Stock at $8 per share. These warrants were exercisable and callable (by the Company) under certain circumstances at any time within seven years and the 11% subordinated notes may be used to exercise the warrants. The Company recorded an original issue discount of $1,027,000 that represents the fair value of the warrants at the time of issuance. The fair value of the warrants was recorded as a reduction in the face value of the subordinated notes and is being amortized to interest expense over the term of the subordinated notes. The unamortized balance of original issue discount was $368,000 at December 31, 2000.

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

On September 30, 1999, the Company failed to make the $289,000 semi-annual interest payment due to Canyon on that date. Accrued interest on the subordinated notes payable is $460,000 as of December 31, 2000.

The Company and Canyon subsequently entered into a forbearance agreement which provided that the Company pay Canyon weekly interest payments of $12,500 effective January 1, 2000. In addition, the Company executed a security agreement which provided Canyon with a lien on all of the Company's tangible and intangible property, which lien is junior to the lien granted to Coast (see
Note 8).

On April 13, 2000, the Company entered into an agreement with Canyon which waived all existing events of default, accelerated the maturity date to March 3, 2003 and provided for continued weekly interest payments of $12,500 until the Coast Bridge Loan is paid in full. On January 31, 2001, the Company entered into an agreement with Canyon whereby the specified accrued interest of $431,000 was added to the principal balance of the subordinated notes payable. As part of this agreement, the Company also agreed to pay Canyon an additional $79,000 loan fee, of which $29,000 was added to principal. Upon repayment of the Bridge Loan, the Company will be required to pay Canyon weekly interest payments of $25,000 until all interest on the subordinated notes is paid in full. Thereafter, the Company will pay weekly interest payments of approximately $11,000.

TAX CLAIMS

Tax claims include pre-petition unsecured tax claims for income and property taxes from various taxing authorities. Under the terms of the Plan of Reorganization (see Note 17), such amounts are to be paid in full in cash in annual installments over six years with interest at 6%. Upon agreement with the respective taxing authority, tax claims are classified as debt, otherwise such claims are classified as other long-term liabilities in the accompanying consolidated balance sheets at December 31, 1999 and 2000. As of December 31, 1999 and 2000, unsettled tax claims of $712,000 are included in long-term liabilities.

NOTE 10 - ACCRUED LIABILITIES AND OTHER LONG-TERM LIABILITIES

Accrued liabilities consist of the following:

                                                   1999             2000
                                                   ----             ----
                                                      (in thousands)
Salaries, wages and commissions                   $1,225          $  639
Accrued warranty, insurance & sales taxes            687             405
Accrued vacation                                     675             529
Accrued interest                                     524             460
Other                                              2,025           2,149
                                                  ------           -----
     Total                                        $5,136          $4,182
                                                  ======          ======

NOTE 11 - INCOME TAXES

The components of income (loss) before income taxes are as follows:

                               Years Ended December 31,
                               ------------------------
                                    (in thousands)
                            1998         1999          2000
                            ----         ----          ----
U.S.                      $(3,458)     $(12,147)       $871
Foreign                     1,529         1,543         108
                          -------      --------        ----
      Total               $(1,929)     $(10,604)       $979
                          =======      ========        ====

The income tax provision is comprised of the following:

                   Years Ended December 31,
                   ------------------------
                        (in thousands)
                     1998    1999    2000
                     ----    ----    ----
Current:
    U.S. Federal     $ --    $ --    $ 65
    State              --      --      --
    Foreign           387     169      97
                     ----    ----    ----
                      387     169     162
Deferred:
    U.S. Federal       --      --      --
    Foreign            --      --      --
                     ----    ----    ----
                       --      --      --
                     ----    ----    ----
 Total               $387    $169    $162
                     ====    ====    ====


Deferred tax assets and liabilities result from differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The significant components of the deferred income tax assets and deferred income tax liabilities are as follows:

                                                 December 31,
                                                 ------------
                                                (in thousands)
                                               1999         2000
                                               ----         ----
Deferred tax assets:
     Net operating loss carryforwards        $ 23,097     $ 22,646
     Property, plant and equipment              1,509        1,467
     Restructuring and other reserves             124           --
     Inventory reserves                           121          107
     Allowance for doubtful accounts            1,278          647
     Capitalized software and intangibles         809        1,140
     Accrued expenses                             410          455
     Other                                        540          486
                                             --------     --------
                                               27,888       26,947
Less:  valuation allowance                    (27,888)     (26,947)
                                             --------     --------

          Net deferred tax assets            $     --     $     --
                                             ========     ========


The Company recorded certain deferred tax assets as of December 31, 1999 that were previously omitted due to contingencies that were resolved during the year. However, the Company has recorded a valuation allowance in the amount set forth above for certain deductible temporary differences where it is not more likely than not the Company will receive future tax benefits. The net change in the valuation allowance for the years ended 1999 and 2000 was $1,246,000 and $(941,000)), respectively.

The portion of the valuation allowance for which subsequently recognized tax benefits will be applied directly to contributed capital is $213,000.

As of December 31, 2000, the Company has Federal and state net operating losses
(NOL) carryovers of approximately $63,500,000 and $4,500,000 respectively. These NOL carryovers will expire in the years 2001 through 2018. The Company's utilization of a portion of its NOL carryovers is subject to various uncertainties including an annual limitation under Section 382 of the Internal Revenue Code. The amount of this limitation is not known at this time. The IRS has asserted deficiencies for the Company's separate federal income tax returns for the years 1988 and 1989. The Company believes it has meritorious defenses and does not expect that any liability resulting from those years will result in a material adverse effect on its results of operations or financial position.

The provision (benefit) for income taxes differs from the amount computed by applying the Federal corporate income tax rate of 34% to income (loss) before income taxes as follows:

                                                        Years Ended December 31,
                                                        ------------------------
                                                             (in percentages)
                                                        1998       1999      2000
                                                        ----       ----      ----
Statutory tax rate                                     (34.0%)    (34.0%)    34.0%
Change in valuation allowance                          100.7       11.8     (91.9)
Amortization and write-off of intangibles                9.1        6.9      14.6
Expiration of state NOLs                                  --         --       7.5
Effect of foreign operations                            13.9        8.6      27.5
Adjustments of NOL carry forwards and deferred
     tax assets pursuant to the finalization of the
     IRS examination and other analysis                (78.6)       7.5      24.9
Other                                                    0.3        0.8      (0.1)
                                                       -----      -----     -----
Effective tax rate                                      11.4%       1.6%     16.5%
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

                                          1998         1999         2000
                                          ----         ----         ----
Revenue from unaffiliated customers:
      United States                     $ 49,841     $ 43,729     $ 29,740
      Asia                                 6,501        5,379        3,960
      Canada                               3,854        3,726        1,778
      United Kingdom                       1,532        2,567        1,281
      Other foreign                          510          945          828
                                        --------     --------     --------
                                        $ 62,238     $ 56,346     $ 37,587
                                        ========     ========     ========
-------------------------------------------------------------------------------
United States revenue from foreign
affiliates                              $    379     $    271     $     42
-------------------------------------------------------------------------------
Operating income (loss):
     United States                      $ (2,325)    $(10,362)       2,135
     Asia                                    777          717         (189)
     Canada                                  651          607          306
     United Kingdom                          380          348          (92)
     Other foreign                          (549)        (183)          60
                                        --------     --------     --------
                                        $ (1,066)    $ (8,873)    $  2,220
                                        ========     ========     ========
-------------------------------------------------------------------------------
Identifiable assets:
     United States                      $ 28,396     $ 18,268     $ 13,205
     Asia                                  3,382        2,455        1,078
     Canada                                1,658        1,670          544
     United Kingdom                        2,085        1,817        1,331
     Other foreign                           235          420          287
                                        --------     --------     --------
                                        $ 35,757     $ 24,630     $ 16,445
                                        ========     ========     ========
-------------------------------------------------------------------------------
Long-lived assets:
     United States                      $ 13,379     $ 10,512     $  7,137
     Asia                               $    178     $    103           52
     Canada                             $    193     $     39           27
     Other foreign                      $    172     $     33           47

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

NOTE 13 - BUSINESS SEGMENT INFORMATION

The Company has four reportable segments: Hospitality, Process Manufacturing, Gaming, and Legacy. The Hospitality segment marketed three property management systems to the hospitality marketplace. The Process Manufacturing segment markets enterprise resource planning ("ERP") applications software for mid-size process manufacturers. The Gaming segment marketed products for the gaming industry and was sold in 1999. The Legacy segment principally provides maintenance services to its installed base of customers.

The Company evaluates performance of each segment based on operating income for fiscal years ending December 31, 1998, 1999, and 2000.


                            YEAR ENDING DECEMBER 31,
                                 (IN THOUSANDS)

2000:
                                                          Process
                                     Hospitality        Manufacturing       Gaming       Legacy       Corporate            Total
                                     -----------        -------------       ------       ------       ---------            -----
Revenues from:
   Hardware                            $ 1,301          $     --           $   --        $   355        $    --           $ 1,656
   Software                              6,865               277               --            138             --             7,280
   Professional Services                19,156             3,885               --          5,610             --            28,651
Total Revenues                          27,322             4,162               --          6,103             --            37,587
Operating Income (loss)                  3,523           (1,968)               --          1,322          (657)             2,220
Total Assets                             8,292             4,153               --            738          3,263            16,445

1999:
                                                          Process
                                      Hospitality       Manufacturing       Gaming       Legacy        Corporate           Total
                                      -----------       -------------       ------       ------        ---------           -----
Revenues from:
   Hardware                            $ 3,191          $      3           $ 1,186       $   668        $    --           $ 5,048
   Software                             11,689             1,231                77           476             --            13,473
   Professional Services                20,758             7,009               434         9,624             --            37,825
Total Revenues                          35,639             8,243             1,696        10,768             --            56,346
Operating Income (loss)                 (8,798)              253               150         2,717         (3,195)           (8,873)
Total Assets                            11,851             7,646               --          2,169          2,964            24,630

1998:
                                                          Process
                                      Hospitality       Manufacturing       Gaming       Legacy        Corporate           Total
                                      -----------       -------------       ------       ------        ---------           -----
Revenues from:
   Hardware                            $ 5,178          $      3           $ 1,801       $   357        $    --           $ 7,339
   Software                              8,847             1,948                51            53             --            10,899
   Professional Services                19,369             6,687               835        16,801            308            44,000
Total Revenues                          33,394             8,638             2,687        17,211            308            62,238
Operating Income (loss)                  (552)           (1,780)            (1,493)        4,345         (1,586)           (1,066)
Total Assets                            15,629             8,930             4,028         6,462            708            35,757


NOTE 14 - STOCKHOLDERS' EQUITY (DEFICIENCY)

STOCK OPTION PLANS

In connection with the Plan of Reorganization (see Note 17), the Company adopted the MAI Systems Corporation 1993 Stock Option Plan (the "1993 Plan") which became effective on January 27, 1994. Under the 1993 Plan, 2,000,000 authorized shares of Common Stock are reserved for issuance of options. Options under the 1993 Plan may be granted at exercise prices determined by the Compensation Committee of the Board of Directors, provided that the exercise prices shall not be less than the fair market value of the Common Stock on the date of grant. At December 31, 2000,

300,918 options under the 1993 Plan were exercisable and the weighted-average exercise price of these options was $3.38.

In July 1995, the Board of Directors adopted the Non-Employee Director's Stock Option Plan (the "Director's Plan"). Under the Director's Plan, certain directors who are not employees of the Company or any affiliate of the Company are eligible to receive stock options. The Director's Plan provides each non-employee director who is elected or appointed and duly qualified, be granted automatically an option to purchase 31,250 shares of Common Stock. The option vests in five equal installments, the first of which occurs on the six-month anniversary of the non-employee director's election or appointment to the Board, and thereafter on the date of each successive re-election to another annual term. The Director's Plan further provides that each non-employee director is also granted an option to purchase 6,250 shares of Common Stock on the date of each annual meeting of the Company's stockholders at which the director is reelected to the Company's Board. These options vest on the date of the annual meeting of the Company's stockholders held during the fourth calendar year after the date of grant at which the director is reelected to the Board. The number of shares of Common Stock reserved for issuance pursuant to the Director's Plan is 250,000 shares. The exercise price shall not be lower than the fair market value of the Common Stock on the date of grant. As of December 31, 2000, 82,814 options under the Director's Plan were exercisable and the weighted-average exercise price of these options was $4.99.

At December 31, 2000, there were 400,813 additional shares available for grant under the stock option plans. The per share weighted-average fair value of stock options granted during 1998, 1999 and 2000 was $2.65, $2.19, and $0.53 respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: 1998 -- risk-free interest rate of 6.20%, volatility of 70% and an expected life of 5 years; 1999 -- risk-free interest rate of 6.5%, volatility of 80% and an expected life of 5 years; 2000 -- risk free interest rate 6.5%, volatility 80% and an expected life of 5 years.

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

                                                              Years ended December 31,
                                                              ------------------------
                                                       (in thousands, except per share data)
                                                        1998          1999              2000
                                                        ----          ----              ----
Net income (loss):               As reported          $(2,316)      $(10,773)           $ 817
                                 Pro forma             (3,403)       (12,201)            (566)

Basic income (loss) per share:   As reported          $ (0.23)        $(0.99)           $0.07
                                 Pro forma              (0.32)         (1.12)           (0.05)

Diluted income (loss) per        As reported          $ (0.23)        $(0.99)           $0.07
share:                           Pro forma              (0.32)         (1.12)           (0.05)


Pro forma net income (loss) and pro forma net income (loss) per share reflects only options granted in 1996 through 2000. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts presented above because compensation cost is reflected over the options' vesting period of four years.

The following is a summary of stock option activity under the Company's stock option plans:

                                             Number of      Weighted-average
                                              shares        Exercise price
Options outstanding at December 31, 1997     1,025,342          $5.45

     Granted                                   245,770           2.64
     Exercised                                 (40,666)          1.65
     Canceled                                 (205,486)          6.79
                                            ----------          -----
Options outstanding at December 31, 1998     1,024,960          $4.76

     Granted                                   862,500           2.19
     Exercised                                  (5,413)          1.80
     Canceled                                 (128,667)          6.67
                                            ----------          -----
Options outstanding at December 31, 1999     1,753,380          $3.35

     Granted                                   678,746           0.53
     Exercised                                (100,000)            --
     Canceled                                  902,625           3.91
                                            ----------          -----
Options outstanding at December 31, 2000     1,429,501          $1.99
                                            ==========          =====


At December 31, 2000, the range of exercise prices and weighted-average remaining contractual life of outstanding options under the Company's stock option plans were $0.31, $9.75 and 8.10 years, respectively.

During 1998 and 2000, the Company accelerated the vesting period of certain stock options granted to certain employees of the Company resulting in a new measurement date of such options. The exercise prices of the options were below the fair market value on the date of acceleration. Accordingly, earned compensation of approximately $10,000 and $56,000 have been recorded for the difference between the option exercise price and fair market value on the date of acceleration in 1998 and 2000, respectively, and was charged to expense in each respective period.

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

NOTE 15 - EMPLOYEE BENEFITS

SAVINGS PLANS

On October 1, 1995, the Company established a Savings and Investment Plan covering substantially all the Company's domestic employees (the "Domestic Plan"). The Domestic Plan qualifies under Sections 401(k) and 401(a) of the Internal Revenue Code. Participating employees are allowed to contribute from 1% to 15% of their annual compensation. During 1998, 1999 and 2000, the Company did not make contributions to the Domestic Plan.

The Company's Canadian subsidiary offers to its employees a money purchase plan for benefits accruing in respect of service from August 1, 1985 for substantially all full-time employees (the "Canadian Plan"). Participating employees are allowed to contribute between 2% and 6% of their annual compensation. The Company contributes an amount equal to 50% of the employee contributions up to a maximum of 2% of annual compensation. Contributions to the Canadian Plan by the Company were approximately $3,500, $4,700 and $5,200 for 1998, 1999 and 2000 respectively.

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

The actuarially computed components of net periodic benefit cost included the following components:

                                    Year Ended December 31,
                                    -----------------------
                                         (in thousands)
                                   1998      1999       2000
                                   ----      ----       ----
Service costs                     $  40     $  --     $  --
Interest costs                      110       132       132
Expected return on plan assets     (110)     (114)     (126)
                                  -----     -----     -----
Net periodic pension expense      $  40     $  18     $   6
                                  =====     =====     =====

The following table sets forth the funded status and amounts recognized in the Company's consolidated statements of operations:

                                                        Years Ended December 31,
                                                            (in thousands)

Change in Benefit Obligation:                        1998        1999        2000
                                                     ----        ----        ----
Projected Benefit Obligation, beginning of year    $ 1,541     $ 1,976     $ 1,695
Service cost                                            40          --          --
Interest cost                                          110         132         131
Benefits paid                                          (56)        (57)        (62)
Actuarial loss/(gain)                                  341        (356)         95
                                                   -------     -------     -------
Projected Benefit Obligation, end of year          $ 1,976     $ 1,695     $ 1,859
                                                   =======     =======     =======
Change in Plan Assets:

Plan assets, beginning of year                     $ 1,408     $ 1,677     $ 1,830
Actual return on plan assets                           270         127         (86)
Employer contribution                                   55          83          54
Benefits paid                                          (56)        (57)        (62)
                                                   -------     -------     -------
Plan assets, end of year                           $ 1,677     $ 1,830     $ 1,736
                                                   =======     =======     =======
Funded status                                      $  (299)    $   135     $  (123)
Unrecognized (gain)/loss                               223        (146)        161
                                                   -------     -------     -------
Net amount recognized                              $   (76)    $   (11)    $    38
                                                   =======     =======     =======

The weighted average discount rates used in determining the actuarial present value of the benefit obligations were 6.75%, 7.9% and 7.5% for 1998, 1999 and 2000, respectively. The long-term rate of return on assets was 8%, 7% and 7% for 1998, 1999 and 2000, respectively.

NOTE 16 - RESTRUCTURING COSTS

Prior to 1994, a restructuring plan was implemented comprising employee severance programs, excess facilities and lease termination costs. During 1998 approximately $37,000 of costs and payments have been charged against this restructuring reserve balance and during 2000, the remaining lease obligations were paid. The balance at December 31, 1999 of $36,000 mainly comprised lease obligations for excess space.

In September 1997, management authorized and committed the Company to a restructuring plan to eliminate operations and related expenses which were not required to support the Company's operations of software sales and professional services. In connection with the restructuring plan, the Company recorded a restructuring charge of $900,000 to recognize severance, benefits and other related costs for the employees to be terminated. During 1997, the Company paid approximately $875,000 of severance and termination benefits. The remaining balance of $25,000 mainly consisted of severance and termination benefits and was paid in 1999.

During 1999, management authorized and committed the Company to a restructuring plan to close and reduce certain of its domestic facilities and reduce its workforce to the appropriate levels sufficient to support the Company's domestic operations. In connection with these actions, the Company recorded a restructuring charge of $2,288,000. The restructuring charge consisted of (1) $1,900,000 relating to the write-off of certain furniture, fixtures and equipment impaired pursuant to the restructuring, (2) $45,000 of costs associated with lease obligations relating to exited facilities and, (3) $343,000 of employee severance and termination benefits associated with 38 of the terminated employees. The remaining balance of $288,000 as of December 31, 1999 consists of $243,000 of remaining severance and termination benefits and $45,000 of lease obligations on exited facilities and was paid in 2000.

NOTE 17 - PLAN OF REORGANIZATION

In connection with the Company's Chapter 11 bankruptcy proceedings in 1993, shares of Common Stock are currently being distributed by the Company to its former creditors pursuant to the Plan of Reorganization (the "Plan") as approved by United States Bankruptcy Court. The Company anticipates that approximately 6,820,338 shares of Common Stock will be issued under the Plan, and it is the balance that is used in the income (loss) per share calculation. As of December 31, 2000, 6,758,251 shares had been issued pursuant to the Plan.

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

NOTE 18 - COMMITMENTS AND CONTINGENCIES

LEASES

The Company leases certain facilities and equipment, under both month-to-month and fixed-term agreements.

The aggregate minimum rentals under operating leases with noncancelable terms of one year or more are as follows:

                      Year Ending December 31,
                      ------------------------
                           (in thousands)

2001                          $1,247
2002                           1,081
2003                             765
2004                             134
2005                             196
Thereafter                        54
                              ------
                              $3,477
                              ======

Rental expense was approximately $2,095,000, $1,500,000 and $1,085,000 for the years ended December 31, 1998, 1999, and 2000, respectively.

LEGAL PROCEEDINGS

Chapter 11 Bankruptcy Proceedings

At December 31, 2000, there was only one material claim to be settled before the Company's Chapter 11 proceeding could be formally closed, a tax claim with the United States Internal Revenue Service (the "Service"). The amount of this claim is in dispute. The Company has reserved $712,000 for settlement of this claim, which it is anticipated would be payable to the Service in equal monthly installments over a period of six (6) years from the settlement date at an interest rate of 6%.

CSA Private Limited

CSA is a MAI shareholder. On August 9, 1996, MAI acquired from Hotel Information Systems, Inc. ("HIS") substantially all their assets and certain of their liabilities (the "HIS Acquisition"). At the time of MAI's acquisition of HIS in 1996, CSA was a shareholder of HIS and, in connection with the purchase, MAI agreed to issue to CSA shares of its common stock worth approximately $4.8 million in August 1996, which amount has increased to approximately $6.8 million as of December 31, 2000, pursuant to the agreement. MAI also granted CSA demand registration rights with respect to such stock. CSA requested registration of their shares, but MAI delayed registration based upon its good faith exercise of its rights under its agreement with CSA. On October 5, 1998, CSA filed a lawsuit against MAI in the U.S. District Court for the Central District of California. Pursuant to a settlement agreement entered into as of May 13, 1999 MAI agreed by November 1, 1999 to file, or at a minimum to commence the process to file, a registration statement with the Securities and Exchange Commission ("SEC") for the purpose of registering CSA's shares. CSA initiated another lawsuit in December 1999 in the above-referenced court (a) seeking damages in excess of $5 million; (b) enforcement of the settlement agreement; and (c) and injunctive relief through court order to cause MAI to file with the SEC. On March 6, 2000, the Company answered the complaint. Because the Company did not conclude the S-1 registration statement filing by November 1, 1999, CSA initiated a second lawsuit in January 2000 to enforce the settlement agreement and secure injunctive relief through court order to cause us to file a registration statement. The Company entered into a second settlement agreement with CSA in February 2001 (See Note 20).

Enterprise Hospitality Solutions, Inc.

On November, 30, 1999, Enterprise Hospitality Solutions, Inc. ("EHS") and Christian Rivadella commenced an action against MAI in the United States District Court for the Central District of California, alleging that MAI had failed to pay certain royalties to EHS under the parties' exclusive license agreement. The complaint asserted claims for breach of contract, unjust enrichment, accounting and unfair competition. The complaint sought damages, preliminary and permanent injunctive relief, imposition of a constructive trust, an order canceling MAI's exclusive right to license the software at issue under the parties' agreement, and the appointment of a receiver to conduct an audit. On February 1, 2000, MAI answered the complaint by denying its material allegations and asserted a counterclaim against the plaintiffs. The counterclaim asserted claims for breach of the parties exclusive license agreement, breach of the covenant of good faith and fair dealing, unfair business practices, interference with contractual relations and declaratory relief, and a declaration that MAI was not in breach of the parties' license agreement.

Effective June 30, 2000, the parties entered into an agreement pursuant to which MAI acquired from EHS the exclusive worldwide marketing rights to the Lodging Touch products and the royalty free use of the Lodging Touch name and trademark. As part of that agreement, all prior agreements between MAI and EHS were terminated. The parties executed mutual general releases, and the litigation was dismissed with prejudice.

Wang Global Corporation

On December 2, 1996 MAI executed outsource agreements with Olivetti North America, Inc. ("ONA") in the United States and with Olivetti Canada Ltd. in Canada, for on-site repair and warranty service and telephonic support for the it's Legacy customers. On July 26, 1999, Wang Global Corporation ("Wang"), asserting that it was the parent of ONA, filed for arbitration in this matter, alleging breach of contract for payments due for maintenance services provided by Wang. Wang claims that the amounts due from MAI exceed $3.7 million.

MAI filed a counterclaim for breach of contract and unfair business practices. MAI believed that to the extent any amounts are outstanding under the parties' agreement, the amount outstanding was significantly less than $3.7 million.

Getronics Corporation answered the Counterclaim in the arbitration, asserting that it was the successor-in-interest to ONA and Wang.

On June 9, 2000, MAI filed a compliant in California Superior Court against Getronics Corporation ("Getronics") seeking to enjoin it from proceeding with the arbitration on the grounds that the Company had not agreed to arbitrate with Getronics (the "Court Action"). On June 22, 2000, the arbitration was stayed pending the resolution of the Court Action.

In September 2000, the parties settled all of their disputes. Pursuant to that settlement,the parties dismissed the arbitration proceeding and terminated their outsourcing agreements. MAI agreed to pay Getronics a total of $1,124,000 payable as follows: (a) $134,000 on or before September 15, 2000, which has been paid; (b) $150,000 on or before June 30, 2001; and (c) $35,000 on the first day of each month from October 2000 through September 2002. Additionally, (a) MAI executed a security agreement in Getronics's favor in the amount of $2,000,000 on all of MAI's assets; (b) the parties mutually released all claims against each other, other than as stated in the Stipulation; and (c) Getronics agreed to provide services through September 15, 2000 at which time MAI assumed the responsibility of servicing its customers under hardware support service agreements. The total settlement of $1,124,000 approximated the book value of the recorded liability as of the date of settlement.

Other Litigation

The Company is also involved in various other legal proceedings that are incident to its business.

Management believes the ultimate outcome of these matters will not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

RELATED PARTY TRANSACTIONS

Under the terms of a consulting agreement, and subsequent amendments (which expires on August 31, 2001), between Orchard Capital Corporation ("Orchard") and the Company, Orchard provides the services of Richard S. Ressler as the Company's Chairman. Orchard is paid a consulting fee of $24,000 per month. Orchard was granted warrants in 1995 to purchase up to 625,000 shares of Common Stock at a price of $1.90 per share (which were to expire on August 14, 1999) and in March 1997, was granted additional warrants to purchase up to 50,000 shares of the Company's Common Stock at a price of $7.50 per share, the fair market values of Common Stock on the dates of grant. The warrants were fully exercisable on the dates of the respective grants. In September 1997, Orchard exercised warrants to purchase 157,895 shares of Common Stock at $1.90 per share and additional warrants to purchase 50,000 shares of the Company's common stock at $3.04 per share (which warrants had been temporarily re-priced in order to induce exercises), resulting in $452,000 cash proceeds to the Company (see Note
9). On August 11, 1999, the term of the remaining warrants to purchase up to 467,105 shares of Common stock was extended for an additional two-year period so that they will expire on August 14, 2001. In connection with extending the term of the warrants, the Company recorded $280,275 of compensation expense as the fair market value of Common Stock on the date of the extension exceeded the $1.90 exercise price.

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

The Company executed a consulting agreement with a member of its Board of Directors, Zohar Loshitzer, for the purpose of providing technology advisory services for the Company at its Process Manufacturing Division. The consulting agreement commenced in August 2000 and is on a month-to-month basis at the rate of $16,667 per month. The Company paid Mr. Loshitzer approximately $92,000 in 2000.

On May 26, 2000, the Company issued warrants to its Chief Executive Officer to purchase 225,000 shares of Common Stock at $0.56 per share. The exercise price of these warrants will increase with the fair market value of Common Stock when the fair market value exceeds $2.81 per share. The warrants vest equally over a three year period and expire on March 24, 2010.

NOTE 19 - INCOME (LOSS) PER SHARE

The following table illustrates the computation of basic and diluted income
(loss) per share under the provisions of SFAS No. 128.

                                                                                       YEAR ENDING DECEMBER 31,
                                                                                             (in thousands)

                                                                                  1998           1999            2000
                                                                                  ----           ----            ----
Numerator:
Numerator for basic and diluted income (loss) per share -- net income (loss)   $ (2,316)      $(10,773)        $   817
                                                                               ========       ========         =======
Denominator:
Denominator for basic income (loss) per share - weighted average number
   of common shares outstanding during the period                                10,587         10,889          10,923

   Incremental common shares attributable to exercise of outstanding
   options and warrants                                                              --             --             283
                                                                               --------       --------         -------
Denominator for diluted income (loss) per share                                  10,587         10,889          11,206
                                                                               ========       ========         =======
Basic income (loss) per share                                                  $  (0.23)      $  (0.99)        $  0.07

Diluted income (loss) per share                                                $  (0.23)      $  (0.99)        $  0.07


The computation of diluted loss per share excludes the effect of incremental common shares attributable to the exercise of outstanding common stock options and warrants because their effect would be antidilutive (See Notes 14 and 17). Additionally, the computation does not consider the additional shares of Common Stock, which may be issued in connection with past acquisitions (see note 6).

NOTE 20 -- SUBSEQUENT EVENTS

The Company entered into a second settlement agreement with CSA in February, 2001 (See Note 18), whereby we agreed to take the following steps on or before March 1, 2001: (i) issue CSA additional shares of our common stock to bring CSA's total shareownership to 2,433,333 shares; (ii) immediately file a registration statement for all of CSA's shares of our common stock; and (iii) execute a secured debt instrument in favor of CSA in the principal sum of $2,800,000 which is subordinate only to our present group of three (3) senior secured leaders and requires cash installment payments to commence June 1, 2002. The number of shares which may be sold by the selling shareholder includes: (i) CSA's current ownership of 517,319 shares, and (ii) 1,916,014 additional shares which we will issue to CSA pursuant to the settlement agreement. As of March 8, 2001, these steps had not yet occurred.

In January and February of 2001, the Company entered into tentative agreements with several creditors to retire approximately $2.1 million of obligations outstanding as of December 31, 2000 in exchange for 798,000 shares of Common Stock and $470,000 of cash. To fulfill its performance under the agreement, the Company must issue the 798,000 shares of its Common Stock and cause them to become tradable with the effectiveness of an S-3 Registration Statement, which the Company is expected to file in March 2001. The Company must also pay the $470,000 to the creditors as prescribed in the respective agreements.

The CSA settlement is expected to result in a decrease to additional paid-in-capital for the amount of the note issued and no charge to the statement of operations. The settlements with the various creditors described in the preceding paragraph are expected to result in gains of approximately $1.4 million. All of these settlements require performance by the Company of various tasks, including the successful completion of the of the registration of common shares. If these tasks are not successfully concluded, the settlement arrangements could be adversely impacted. Accordingly, the final accounting for the settlements will be reflected once the significant uncertainties concerning MAI's performance are resolved.

Following is the pro-forma effect of the CSA and creditor settlements as if all uncertainties regarding these settlements had been resolved in 2000 (in thousands):

                                                                   2000             Pro Forma          2000
                                                            As Reported           Adjustments     Pro-Forma
                                                            -----------           -----------     ---------
Accounts Payable                                              $   7,395              $(1,553)     $   5,842
Long-term debt                                                    5,234                 2,750         7,984
Stockholders' deficiency                                       (12,110)               (1,196)      (13,306)
Net income                                                          817                 1,400         2,217

NOTE 21 -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                          1st Quarter   2nd Quarter   3rd Quarter   4th Quarter  1st Quarter  2nd Quarter  3rd Quarter 4th Quarter
                             1999          1999          1999          1999(1)      2000          2000        2000        2000
                             ----          ----          ----          -------      ----          ----        ----        ----
Revenue                     $16.1         $16.3        $ 11.4          $ 12.5       $  9.0       $ 9.9       $ 9.8       $ 8.9
Gross Profit                  9.1           9.1           2.5             5.9          4.2         5.3         5.5         4.9
Operating income (loss)       1.5           1.1          (6.5)           (5.0)        (0.9)        0.6         1.4         1.1
Net income (loss)             1.2           0.8          (7.5)           (5.3)        (1.2)        0.3         1.1         0.6
Basic and diluted income
(loss) per share            $0.11         $0.07        $(0.68)         $(0.49)      $(0.11)      $0.02       $0.10       $0.05
                            =====         =====        ======          ======       ======       =====       =====       =====






(1) The fourth quarter of 1999 includes charges of $2.3 million relating to a restructuring plan.