Form 10-K405/A, Exhibit 13
period 2000-12-31
MAI SYSTEMS CORP
filed 2001-10-26
CIK 760436

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
STATEMENT OF OPERATIONS DATA

                                                     For the Years Ended December 31,
                                         ---------------------------------------------------------
                                            1996       1997        1998       1999        2000

Revenue                                    $64,164    $70,978     $62,238    $56,346      $37,587
Operating Income (loss)                    (12,744)    (8,675)     (1,066)    (8,873)       2,220
Net income (loss)                          (13,487)   (10,172)     (2,316)   (10,773)         817
Income (loss) per share -- (2):
Basic income (loss) per share               $(1.85)    $(1.08)     $(0.23)    $(0.99)       $0.07
                                           ========   ========     =======    =======       =====

Diluted income (loss) per share             $(1.85)    $(1.08)     $(0.23)    $(0.99)       $0.07
                                            =======    ======      =======    =======       =====

Weighted average common shares
used in determining income
(loss) per share:

   Basic                                     7,309      9,408      10,587     10,889       10,932
                                             =====      =====      ======     ======       ======

   Diluted                                   7,309      9,408      10,587     10,889       11,206
                                             =====      =====      ======     ======       ======

BALANCE SHEET DATA

Working capital deficiency                  (8,270)   (11,696)     (8,010)   (14,381)     (10,811)
Total Assets                                32,853     34,613      35,757     24,630       16,445
Long-term debt                                 485      5,230       8,570      8,162        7,813
Stockholders' equity (deficiency)(1)         2,058       (666)     (2,366)   (12,569)     (12,110)


(1)   No cash dividends have been declared by the Company.

(2) Income (loss) per share is computed using shares of common stock expected to be issued in accordance with the Plan of Reorganization as discussed in
      Note 17 to the consolidated financial statements, the weighted average shares of Common Stock issued and outstanding outside the Plan of Reorganization and the dilutive effect of stock options and warrants outstanding during the period, if applicable. The total shares of Common Stock expected to be issued in accordance with the Plan of Reorganization have been adjusted down to reflect the resolution of certain claims with credits during the fourth quarter of 1996. Income (loss) per share has been restated for all periods to reflect the resolution of such claims.

QUARTERLY DATA (UNAUDITED)
(IN MILLIONS EXCEPT SHARE DATA)

                                1st      2nd       3rd       4th       1st       2nd       3rd        4th
                             Quarter   Quarter   Quarter   Quarter   Quarter   Quarter    Quarter   Quarter
                               1999      1999      1999      1999      2000      2000      2000       2000

Revenue                       $16.1     $16.3     $11.4     $12.5      $9.0      $9.9       $9.8      $8.9
Gross Profit                    9.1       9.1       2.5       5.9       4.2       5.3        5.5       4.9
Operating income (loss)         1.5       1.1      (6.5)     (5.0)     (0.9)      0.6        1.4       1.1
Income (loss) before            1.2       0.8      (7.5)     (5.1)     (1.2)      0.3        1.2       0.8
income taxes
Net income (loss) (2)           1.2       0.8      (7.5)     (5.3)     (1.2)      0.3        1.1       0.6

Income (loss) per share (1):

Basic                         $0.11     $0.07    $(0.68)   $(0.49)   $(0.11)    $0.02      $0.10     $0.05

Diluted                       $0.11     $0.07    $(0.68)   $(0.49)   $(0.11)    $0.02      $0.10     $0.05

Weighted average common
shares used in determining
income (loss) per share (in
thousands):

Basic                        10,836    10,907    10,907    10,907    10,907    10,907     10,907    10,973
                             ======    ======    ======    ======    ======    ======     ======    ======

Diluted                      10,925    10,019    10,907    10,907    10,986    10,986     10,907    10,973
                             ======    ======    ======    ======    ======    ======     ======    ======

Share Prices
     High                     $3.25     $4.00     $3.31     $1.25     $1.56     $1.13      $0.69     $0.44
     Low                      $2.13     $1.88     $1.06     $0.44     $0.81     $0.50      $0.31     $0.19


(1) Income (loss) per share is computed using shares of common stock expected to be issued in accordance with the Plan of Reorganization as discussed in
      Note 17 to the consolidated financial statements the weighted average shares of Common Stock issued and outstanding outside the Plan of Reorganization and for profitable quarters, the dilutive effect of stock options and warrants outstanding during the period, if applicable.

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

Net cash used by financing activities in 2000 totaled $1,911,000, which is comprised of $368,000, $313,000 and $1,230,000 in repayments of long-term debt, secured credit facility and Bridge Loan, respectively. We were temporarily in default on our revolving credit facility, Bridge Loan and subordinated debt. On April 13, 2000, we amended the respective loan agreements to waive all previous defaults and to require weekly principal payments of $35,000 on the Bridge Loan, except for the period from September 12, 2000 through December 8, 2000, which required monthly payments of $35,000, and weekly interest payments of $12,500 on the subordinated debt until the Bridge Loan and $300,000 loan fee are paid in full, then interest payments of $25,000 per week on the subordinated debt until all accrued and unpaid interest on the subordinated debt is paid in full, then $11,000 per week in interest on the subordinated debt thereafter. The facility, and subordinated debt pursuant to an intercreditor agreement between Canyon Capital and Coast Business Credit, contains various restrictions and convenants, including a minimum consolidated net worth of $6,877,000 as of December 31, 2000, minimum quarterly debt coverage ratio and minimum quarterly profitability of 2.9:1 and $125,000, respectively. We were in compliance with these covenants as of December 31, 2000. In the event that we are not in compliance with the various restrictions and covenants and were unable to receive waivers for non-compliance, the facility and subordinated debt would become immediately due and payable. The restrictions and covenants are assessed quarterly.

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


As of February 28, 2001, we had issued and outstanding 13,656,085 shares of Common Stock.


RESULTS OF OPERATIONS

Year Ended December 31, 1999 Compared to Year Ended December 31, 2000.

(dollars in thousands)


                                           December 31,    Percentage of    December 31,   Percentage of
                                              1999            Revenue          2000           Revenue
                                             -------       -------------      -------     -------------

Revenues:
     Hospitality                             $35,639           63.3%         $27,321          72.7%
     Process Manufacturing                     8,243           14.6%           4,162          11.1%
     Gaming                                    1,696            3.0%               -              -
     Legacy                                   10,768           19.1%           6,103          16.2%
Total Revenue                                 56,346          100.0%          37,587         100.0%
Gross Profit                                  26,627           47.3%          19,878          52.9%
Selling, general and administrative
      Expenses                                25,456           45.2%          11,042          29.4%
Restructuring                                  2,288            4.1%               -              -
Research and development costs                 5,114            9.1%           4,047          10.8%
Amortization of intangibles                    2,326            4.1%           2,666           7.1%
Other operating expense (income)                 280            0.5%             (97)         (0.3%)
Equity in net income of
     Unconsolidated subsidiaries                 (28)          (0.1%)              -              -
Write off of deferred financing
  costs                                          574            1.0%               -              -
Interest expense, net                          1,185            2.1%           1,241           3.3%
Provision for income taxes                       169            0.3%             162           0.4%
Net (loss) income                           $(10,773)         (19.1%)        $   817           2.2%



Revenue for 2000 was $37,587,000 compared to $56,346,000 in 1999 or a 33.3%
decrease. We continue to transition from our legacy business to the sale of enterprise solutions as 83.8% of our 2000 revenue resulted from our enterprise solutions business as compared to 80.9% in 1999. Our revenue from our sales of enterprise solutions in industries in which we compete (hospitality, process manufacturing and gaming), decreased 30.9% compared to the prior year. Hospitality revenue decreased 23.3% from $35,639,000 in 1999 to $27,321,000 in 2000, as a result of to decreased software sales and professional services mainly due to decreased market spending on information technology in 2000 as a result of the significant outlays in 1999 preparing for the Year 2000 compliance.. Process Manufacturing decreased from $8,243,000 in 1999 to $4,162,000 in 2000 as the process business unit transitioned from a direct selling model to a reseller model and completed development of new products. During 2000, we focused on developing enhancements to our CIMPRO V and CIMPRO classic process manufacturing products which were released in February 2001. Gaming revenue decreased from $1,696,000 in 1999 due to the sale of our gaming subsidiary in June 1999. Consistent with our strategy to focus on providing software and services to our vertical markets, our legacy revenue (traditional hardware contract service revenues and proprietary add-on sales) declined 43.3% year over year, largely due to expected decreased volume and customers replacing their legacy systems due to Year 2000 compliance. As a result of certain customers replacing our legacy hardware systems with other Year 2000 compliant third party hardware products amounts contractually due to us from these customers for maintenance accounts receivable have become less collectible and accordingly, our allowance for doubtful accounts as a percentage of gross accounts receivable approximates 33% as of December 31, 1999 and 2000.

The decrease in revenue for our hospitality, process manufacturing and legacy business units from 1999 to 2000 were mainly attributable to a decrease in the volume of sales. Our respective business units continue to generate sufficient cash from operations to adequately fund the respective ongoing operating activities.

Revenue in our Asian operations decrease from $5,379,000 in 1999 to $3,960,000 in 2000. Operating income was $717,000 in 1999 as compared to an operating loss of $189,000 in 2000. The deterioration of revenue and operating income (loss) from 1999 to 2000 is mainly due to the continued generally depressed condition of the Asian economies resulting in a decrease in sales in the region.

Gross profit for 2000 decreased to $19,878,000 (52.9%) from $26,627,000 (47.3%)
in 1999. The increase in the gross profit percentage from 1999 to that of 2000 despite a decline in gross profit and revenue, was due primarily to the implementation of several cost reduction measures including our restructuring effected in the fourth quarter of 1999, mainly relating to a reduction in the domestic hospitality and process manufacturing business units payroll and the use of outside consultants. Also, during the third quarter of 2000, gross margins increased to 56.5% for the three month period in 2000 from 22.3% in 1999 primarily due to delays in certain shipments and installations of its Lodging Touch product during 1999 combined with higher levels of fixed costs in 1999 associated with professional services and support which was expected to be absorbed by an increased hospitality revenue stream.

Gross margin on hospitality sales increased to 57.3% in 2000 from 48.5% in 1999 primarily due to the implementation of several cost reduction measures including our restructuring effected in the fourth quarter of 1999 mainly due to a reduction in payroll of approximately $810,000 and the use of outside consultants of approximately $165,000. Gross margins associated with our legacy business declined consistent with our strategy to focus on providing software and services to our vertical markets. Gross margin on process manufacturing sales decreased from 51.2% in 1999 to 46.2% in 2000 mainly due to a decrease in higher margin software sales which were $1,231,000 (91.0% gross margin) in 1999 and $271,000 (79.9% gross margin) in 2000 resulting from product transitions.

Selling, general and administrative expenses ("SG&A") decreased 56.6% from $25,456,000 in 1999 to $11,042,000 in 2000. The decrease is related to the implementation of several cost reduction measures, including our restructuring effected in the fourth quarter of 1999, and more focused and controlled marketing efforts. Cost reduction measures included a reduction in payroll of approximately $1,616,000, $470,000 in the use of outside consultants, and $649,000 in facility costs. Marketing expenses decreased from 1999 to 2000 as a result of decreasing our product advertising in trade publications and attending fewer trade shows.

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

RESULTS OF OPERATIONS

Year Ended December 31, 1998 Compared to Year Ended December 31, 1999.


(dollars in thousands)


                                          December 31,    Percentage of   December 31,    Percentage of
                                              1998           Revenue         1999            Revenue
                                          ------------    -------------   ------------    -------------

Revenues:
     Hospitality                             $33,394           53.7%         $35,639          63.3%
     Process Manufacturing                     8,638           13.9%           8,243          14.6%
     Gaming                                    2,687            4.3%           1,696           3.0%
     Legacy                                   17,211           27.6%          10,768          19.1%
     Other                                       308            0.5%               -              -
Total Revenue                                 62,238          100.0%          56,346         100.0%
Gross Profit                                  29,690           47.7%          26,627          47.3%
Selling, general and administrative
  expenses                                    23,798           38.2%          25,456          45.2%
Restructuring                                      -               -           2,288           4.1%
Research and development costs                 4,058            6.5%           5,114           9.1%
Amortization  of intangibles                   2,522            4.1%           2,326           4.1%
Other operating expense                          378            0.6%             280           0.5%
Write off of deferred financing
  costs                                            -               -             574           1.0%
Equity in net income of
  unconsolidated Subsidiaries                    (33)          (0.1%)            (28)         (0.1%)
Interest expense, net                            896            1.4%           1,185           2.1%
Provision for income taxes                       387            0.6%             169           0.3%
Net loss                                     $(2,316)          (3.7%)       $(10,773)        (19.1%)

Revenue for 1999 was $56,346,000 compared to $62,238,000 in 1998 or a 9.5%
decrease. We continue to transition from our legacy business to the sale of enterprise solutions as 80.9% of our 1999 revenue resulted from our enterprise solutions business as compared to 72.0% in 1998. Our revenue from our sales of enterprise solutions in industries in which we compete (hospitality, process manufacturing, gaming and other), increased 1.2% compared to the prior year. Hospitality revenue increased 6.7% from $33,394,000 in 1998 to $35,639,000 in 1999, largely due to increased software sales. Process Manufacturing decreased only slightly from $8,638,000 in 1998 to $8,243,000 in 1999. Gaming revenue decreased 36.9% from 1998 to 1999 due to the sale of its gaming subsidiary in June 1999. Consistent with our strategy to focus on providing software and services to its vertical markets, our legacy revenue (traditional hardware contract service revenues and proprietary add-on sales) declined 37.4% year over year, largely due to expected decreased volume and customers replacing their legacy systems due to Year 2000 compliance. As a result of certain customers replacing our legacy hardware systems with other Year 2000 compliant third party hardware products, amounts due to us from these customers have become less collectible and accordingly, our allowance for doubtful accounts as a percentage of gross accounts receivable increased from 19% as of December 31, 1998 to 33% as of December 31, 1999.

Revenue in our Asian operations decreased from $6,501,000 in 1998 to $5,379,000 in 1999. Operating income was $777,000 in 1998 as compared to $717,000 in 2000. The deterioration of revenue and operating income from 1998 to 1999 is mainly due to the generally depressed condition of the Asian economies resulting in a decrease in sales in the region.

Gross profit for 1999 decreased to $26,627,000 (47.3%) from $29,690,000 (47.7%)
in 1998. The overall gross margin remained consistent in 1999 to that of 1998 despite a decline in revenue. This was due primarily to increased software sales, which have higher gross margins. However, during the third quarter of 1999, gross margins decreased from 47.2% for the three month period in 1998 compared to 22.3% in 1999 due to decreased revenue primarily associated with delays in certain shipments and installations of its Lodging Touch product during 1999 combined with higher levels of fixed costs associated with professional services and support which was expected to be absorbed by an increasing hospitality revenue stream.


Gross margin on hospitality sales remained consistent in 1999 to that of 1998. Gross margins on gaming decreased from 68.5% in 1998 to 60.4% in 1999 due to lower margins on hardware sales. Gross margins associated with our legacy business declined consistent with our strategy to focus on providing software and services to our vertical markets. Gross margin on process manufacturing sales decreased from 56.2% in 1998 to 51.2% in 1999 mainly due to decreased margins on software support as a result of decreased software support revenues with comparable software support costs from 1998 to 1999.

Selling, general and administrative ("SG&A") expenses increased 7.0% from $23,798,000 in 1998 to $25,456,000 in 1999. The increase is primarily related to increased payroll and consultancy costs.

We incurred restructuring costs of $2,288,000 in 1999 in connection with a restructuring plan to close or reduce certain facilities and reduce the work force to the appropriate levels to sufficiently support our operations. The costs were recorded to recognize severance, benefits and other related costs for employees to be terminated; accruals for lease commitments and the write-off of certain furniture, fixtures and equipment. The write off of certain furniture, fixtures and equipment will not significantly effect cash costs of operations in future periods. There were no comparable costs in 1998.

Research and development costs were $4,058,000 in 1998, compared to $5,114,000 in 1999. The increase was primarily due to a decrease in costs capitalized in 1999, and increased outsourcing of certain development efforts in 1999 as compared to 1998.

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



/s/ KPMG LLP


Orange County, California
March 8, 2001

EXHIBIT 13.1.4 CONSOLIDATED BALANCE SHEETS

                           CONSOLIDATED BALANCE SHEETS


                                                                     As of December 31,
                                                                   (in thousands, except
                                                                        share data)
                                                                 -------------------------
                                                                    1999           2000
ASSETS
Current assets:
     Cash                                                        $   2,645       $   1,019
     Receivables, less allowance for doubtful
     accounts of $3,622 in 1999 and $2,154 in 2000                   7,189           4,338
     Inventories                                                       625             325
     Notes receivable held for sale, less                            2,700           2,700
     deferred gain of $1,227
     Prepaids and other assets                                         782             807
                                                                 ---------       ---------
             Total current assets                                   13,941           9,189

Furniture, fixtures and equipment, net                               2,609           1,882
Intangibles, net                                                     7,974           5,308
Other assets                                                           106              66
                                                                 ---------       ---------
             Total assets                                        $  24,630       $  16,445
                                                                 =========       =========

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current liabilities:
     Bridge loan                                                 $   1,450       $     220
     Current portion of long-term debt                                 447             274
     Accounts payable                                               10,705           7,395
     Customer deposits                                               2,236           2,234
     Accrued liabilities                                             5,136           4,182
     Income taxes payable                                              575             272
     Unearned revenue                                                7,773           5,423
                                                                 ---------       ---------

             Total current liabilities                              28,322          20,000

Line of credit                                                       2,892           2,579
Long-term debt                                                       5,270           5,234
Other liabilities                                                      715             742
                                                                 ---------       ---------

             Total liabilities                                      37,199          28,555
                                                                 ---------       ---------

Stockholders' deficiency:
     Preferred Stock, par value $0.01 per share;
          1,000,000 shares authorized, none
          issued and outstanding                                         -               -
     Common Stock, par value $0.01 per share;
          authorized 24,000,000 shares; 10,906,658 and
          11,006,658 shares issued and issuable at
          December 31, 1999 and 2000, respectively                     112             113
    Additional paid-in capital                                     220,567         220,622
    Accumulated other comprehensive income                             494              80
    Accumulated deficit                                           (233,742)       (232,925)
                                                                 ---------       ---------
             Total stockholders' deficiency                        (12,569)        (12,110)
                                                                 ---------       ---------
Commitments and contingencies
Subsequent events

Total liabilities and stockholders' deficiency                   $  24,630       $  16,445
                                                                 =========       =========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

EXHIBIT 13.1.5 CONSOLIDATED STATEMENTS OF OPERATIONS


                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                         For the Years Ended December 31,
                                                       (in thousands, except per share data)
                                                         1998          1999           2000
                                                         ----          ----           ----

Revenue:
     Software, networks and professional services:
           Software sales                              $10,845        $13,473       $ 7,142
           Network and computer equipment                6,979          5,048         1,301
           Professional services                        27,203         29,513        23,041
                                                       -------      - -------       -------
                                                        45,027         48,034        31,484

     Legacy revenue                                     17,211          8,312         6,103
                                                       -------       --------       -------

                  Total revenue                         62,238         56,346        37,587
                                                       -------       --------       -------

Direct costs:
     Software, networks and professional services:
           Software sales                                2,871          3,978         1,162
           Network and computer equipment                5,599          3,497         1,041
           Professional services                        13,956         15,860        11,691
                                                       -------       --------       -------
                                                        22,426         23,335        13,894

     Legacy costs                                       10,122          6,384         3,815
                                                       -------       --------       -------
                  Total direct costs                    32,548         29,719        17,709
                                                       -------       --------       -------
                  Gross profit                          29,690         26,627        19,878

Selling, general and administrative expenses            23,798         25,456        11,042

Restructuring charges                                        -          2,288             -
Research and development costs                           4,058          5,114         4,047
Amortization of intangibles                              2,522          2,362         2,666
Other operating expense (income)                           378            280          (97)
                                                       -------       --------       -------
                  Operating income (loss)               (1,066)        (8,873)        2,220


Write off of deferred financing costs                        -           (574)            -
Equity in net income of unconsolidated                      33             28             -
     Subsidiaries
Interest income                                            202            300           282
Interest expense                                        (1,098)        (1,485)       (1,523)
                                                       -------       --------       -------
                  Income (loss) before income taxes     (1,929)       (10,604)          979

Provision for income taxes                                 387            169           162
                                                       -------       --------       -------
                  Net income (loss)                    $(2,316)      $(10,773)      $   817
                                                       ========      ========       =======

Income (loss) per share:

Basic income (loss) per share                          $ (0.23)       $ (0.99)        $0.07
                                                       =======        =======         =====

Diluted income (loss) per share                        $ (0.23)       $ (0.99)        $0.07
                                                       =======        =======         =====

Weighted average common shares used in
Determining income (loss) per share:

Basic                                                   10,587         10,889        10,932
                                                        ======         ======        ======
Diluted                                                 10,587         10,889        11,206
                                                        ======         ======        ======

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

EXHIBIT 13.1.6 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY) AND
               COMPREHENSIVE INCOME (LOSS)


          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
                         AND COMPREHENSIVE INCOME (LOSS)
                                 (in thousands)


                                     Additional   Accumulated Other                        Total              Total
                            Common    Paid-In       Comprehensive     Accumulated       Stockholders'     Comprehensive
                            Stock     Capital          Income           Deficit      Equity (Deficiency)  Income (Loss)
                           -------   ----------   -----------------   -----------   -------------------   -------------
                                                               (in thousands)


Balance at December 31,   $   105      $ 219,379      $     503       $(220,653)        $    (666)          $  (9,769)
 1997                                                                                                       =========

Issuance of common
 stock for acquisition
 of GSI minority
 interest                       1              -              -               -                 1                  -


Issuance of common
 stock in connection with
 acquisition of HIS             2              -              -               -                 2                  -
Issuance of common
 stock in lieu of license
 acquisition fee payment        1            324              -               -               325                  -

Exercise of stock
 options and Warrants           1             67              -               -                68                  -
Stock option                    -             10              -               -                10                  -
 compensation
Foreign currency                -              -            210               -               210                210
 translation gains
Net loss                        -              -              -          (2,316)           (2,316)            (2,316)
                          -------      ---------      ---------       ---------         ---------          ---------
Balance at December 31,
 1998                         110        219,780            713        (222,969)           (2,366)         $  (2,106)
                                                                                                           =========


Issuance of common stock        2            498              -               -               500                 -
Exercise of stock               -              9              -               -                 9                 -
 options
Stock option                    -            280              -               -               280                 -
 compensation
Foreign currency                -              -           (219)              -              (219)             (219)
 translation losses
Net income                      -              -              -         (10,773)          (10,773)          (10,773)
                           ------      ---------      ---------       ---------         ---------         ---------

Balance at December 31,
 1999                         112        220,567            494        (233,742)          (12,569)        $ (10,992)
                                                                                                          =========

Stock option                    1             55              -               -                56                 -
 compensation
Foreign currency                -              -           (414)              -              (414)             (414)
 translation losses
Net income                      -              -              -             817               817               817
                          -------      ---------      ---------       ---------         ---------         ---------

Balance at December 31,
 2000                    $    113      $ 220,622      $      80       $(232,925)        $ (12,110)        $     403
                         ========      =========      =========       =========         =========         =========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

EXHIBIT 13.1.7  CONSOLIDATED STATEMENTS OF CASH FLOWS

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)


                                                          1998               1999                2000
                                                          ----               ----                ----
Cash flows from operating activities:
     Net income (loss)                                   $(2,316)          $(10,773)            $  817
     Adjustments to reconcile net income
     (loss) to net cash provided by (used in)
     operating activities:
          Amortization of intangibles                      2,522              2,362              2,666
          Depreciation and amortization                    1,538              1,323              1,020
          Stock option compensation expense                   10                280                 56
          Write-down of notes receivable                       -                355                  -
            held for sale
          Write-off of deferred financing costs                -                574                  -
          Write-off of furniture, fixtures,
            and equipment                                      -              1,900                  -
          Equity in net losses (income) of
            unconsolidated Subsidiaries                      (33)               (28)                 -
          Provision for doubtful accounts receivable       1,340              2,151                933
          Provision for inventory obsolescence               346                413                170

          Net loss (gain) from foreign
            currency translation                             233               (222)              (454)
          Changes in assets and liabilities:
               (Increase) decrease in receivables         (3,564)             3,638              1,918
               (Increase) decrease in inventories            102                (12)               130
               Decrease (increase) in prepaids
               and other asset                              (984)             1,483                275
               Decrease (increase) in other assets           527                927                 40
               (Decrease) increase in
               accounts payable and customer deposits      1,237                375             (3,312)
               (Decrease) increase in accrued
               liabilities                                 1,355              1,083             (1,254)
               (Decrease) increase in income taxes
               payable                                        16                 (2)              (303)
              (Decrease) increase in unearned revenue     (1,265)            (2,578)            (2,350)
              (Decrease) increase in other liabilities         1                  2                 27
                                                         --------          --------           --------
              Net cash provided by  operating
                activities                                 1,065              3,251                379
                                                         --------          --------           --------
Cash flows from investing activities:
        Capital expenditures                                (920)            (2,178)              (134)
        Software development costs                        (2,040)            (1,724)                  -
                                                         --------          --------           --------
               Net cash used in investing
                 activities                               (2,960)            (3,902)              (134)
                                                         --------          --------           --------
Cash flows from financing activities:
        Proceeds from issuance of common stock, net            -                500                  -

        Repayments of long-term debt                         (89)              (310)              (368)
        Proceeds from issuance of Bridge Loan                  -              2,000                  -
        Repayments of Bridge Loan                              -               (550)            (1,230)
        Net increase (decrease) in line of credit          1,917               (385)              (313)
        Proceeds from the exercise of stock options           68                  9                  -
                                                         --------          --------           --------
               Net cash provided by (used
                 in) financing                             1,896              1,264             (1,911)
                                                         --------          --------           --------

               Effect of exchange rate changes on cash       (23)                 3                 40
                                                        --------           --------           --------
               Net increase (decrease) in cash              (22)                616             (1,626)

Cash at beginning of year                                  2,051              2,209              2,645
                                                        --------           --------           --------
Cash at end of year                                     $  2,029           $  2,645           $  1,019
                                                        ========           ========           ========

Cash paid during the period for:
      Interest                                          $  1,093           $    870           $  1,190
                                                        ========           ========           ========
      Income taxes                                      $     16           $    226           $    148
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

REVENUE RECOGNITION

The Company recognizes revenue from sales of hardware, software and professional services and from arrangements involving multiple elements of each of the above. Revenue for multiple element arrangements are recorded by allocating revenue to the various elements based on their respective fair values as evidenced by vendor specific objective evidence. The fair value in multi-element arrangements is determined based upon the price charged when sold separately. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable. Sales of network and computer equipment are recorded when title transfers. Software revenues are recorded when application software programs are shipped to end users, resellers and distributors. Professional services fees for software development, training and installation are recognized as the services are provided. Maintenance revenues are recorded evenly over the related contract period.

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

SOFTWARE DEVELOPMENT COSTS

The Company capitalizes costs related to the development of certain software products. In accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" capitalization of costs begins when technological feasibility is established and ends when the product is available for general release to customers. Technological feasibility is reached upon completion of a detailed program design.

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

INCOME (LOSS) PER SHARE OF COMMON STOCK

Basic and diluted income or (loss) per share is computed using shares of common stock issued to date and expected to be issued in accordance with the Plan of Reorganization ("Common Stock") as discussed in Note 17. Consideration is also given in the dilutive income per share calculation for the dilutive effect of common stock equivalents which might result from the exercise of stock options . However, for all periods presented , there were no common stock equivalents or the effect of common stock equivalents would be anti-dilutive.

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

NOTE 2 - INVENTORIES

Inventories are summarized as follows:

                                              December 31,
                                           -----------------
                                             (in thousands)
                                           1999         2000
                                           ----         ----
Finished goods                             $251         $124
Replacement parts                           374          201
                                            ---         ----
                                           $625         $325
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

NOTE 4 - FURNITURE, FIXTURES AND EQUIPMENT

The major classes of furniture, fixtures and equipment are as follows:

                                                                       1999             2000
                                                                       ----             ----
                                                                          (in thousands)
                  Furniture, fixtures and equipment                    $2,657          $2,657
                  Equipment held for administrative purposes            6,319           6,323
                  Leasehold improvements                                  345             345
                                                                     --------        --------
                                                                        9,321           9,325

                  Less:  accumulated depreciation and
                         amortization                                  (6,712)         (7,443)
                                                                     --------        --------
                                                                     $  2,609        $  1,882
                                                                     ========        ========


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

In November 1997, the purchase price for the acquisition of HIS was reduced by $931,000 pursuant to arbitration proceedings. As a result, goodwill was reduced by $931,000 and approximately 100,650 shares will be released from the escrow account and returned to the Company. In addition, further claims by the Company against HIS relating to legal costs and certain disbursements currently estimated at $650,000 are presently pending. Resolution of such claims may result in release of additional escrow shares to the Company. Upon settlement, the Company may, as needed, pursuant to the asset purchase agreement and related documents, issue additional shares of Common Stock in order that the recipients ultimately receive shares worth a fair value of $9.25 per share. This adjustment applies to a maximum of 73,466 shares of Common Stock after considering the settlement described in Note 20. As of December 31, 2000, the fair market value of the Company's common stock was $0.25 per share, which would result in approximately 2,645,000 additional shares being issued. Also, included in the escrow account at December 31, 2000 is 200,000 shares of Common Stock which do not have a guarantee of value. The amount and number of shares will be determined based on the final resolution of such claims. Accordingly, as of December 31, 2000, the final purchase price has not been determined.

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

On June 19, 1999, the Company sold GSI for an amount in excess of the book value of net assets sold. Assets sold of approximately $3,749,000 consisted of accounts receivable of $1,514,000, inventories of $364,000, furniture, fixtures and equipment of $218,000, intangible assets of $1,573,000 and prepaid expenses of $80,000. Liabilities assumed by the buyer consisted of accounts payable and accrued liabilities of $197,000, deposits of $100,000, unearned revenue of $351,000 and long-term debt of 446,000. The Company received three promissory notes totaling $4,925,000 with face values of $1,100,000, $1,500,000 and $2,325,000, respectively. Interest is paid monthly at the rate of 10% per annum on both the $1,100,000 and $1,500,000 notes, with the principal due and payable on June 19, 2001 and June 19, 2003, respectively. The $1,100,000 promissory note is guaranteed by a third party. Principal payments and interest, at prime plus 1%, commence for the $2,325,000 promissory note on October 1, 2002 in 48 monthly installments of approximately $48,000 of principal, plus accrued interest.

Imputing interest at a rate of 10%, the present value of the $2,325,000 promissory note at the date of sale was $1,682,000 resulting in a combined carrying value of $4,282,000 for all three promissory notes. The Company is amortizing the imputed interest over the contractual life of the promissory notes using the interest method. The gain on sale of $1,227,000 has been deferred until collection of the proceeds representing the gain can be assured. The promissory notes are currently held for sale. The Company expects to sell the notes in 2001 at an amount approximately $355,000 less than the carrying value of such notes. Accordingly, the promissory notes have been written down to their estimated net realizable value of $2,700,000 and are classified as current in the accompanying consolidated balance sheet as of December 31, 2000 after income taxes.


Summarized below is historical financial information about GSI (in thousands):


                                         January 1, 1999 -
                                           June 19, 1999
                                         -----------------

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

DEFERRED FINANCING COSTS

During 1998, the Company commenced efforts to raise additional capital. During the third quarter of fiscal 1999 the related capital raising efforts were terminated and, the Company expensed $574,000 of deferred financing costs, which were previously capitalized.

NOTE 7 - INTANGIBLE ASSETS

Intangible assets consist of the following:


                                                December 31,
                                               (in thousands)
                                            1999         2000
                                          -------       -------

Goodwill                                  $10,196       $10,196
Capitalized software                        4,056         4,056
Customer list                                 925           925
                                         --------      --------
                                           15,177        15,177
Less:  accumulated amortization            (7,203)       (9,869)
                                         --------      --------
          Total                           $ 7,974       $ 5,308
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

NOTE 9 - LONG-TERM DEBT

Long-term debt outstanding is as follows:

                                             December 31,
                                             ------------
                                           (in thousands)
                                          1999          2000
                                          ----          ----

Notes payable                            $4,722       $4,881
Obligations under capital leases            666          343
Tax Claims                                  279          279
Other                                        50            5
                                         ------       ------
                                          5,717        5,508
Less:  current installments                (447)        (274)
                                         ------       ------
Noncurrent portion                       $5,270       $5,234
                                         ======       ======


Aggregate maturities of long-term debt are as follows:

                  Year Ending December 31,
                  ------------------------
                       (in thousands)

           2001                    $  274
           2002                       100
           2003                     4,882
           2004                         -
           2005                         -
           Thereafter                 252
                                   ------
                                   $5,508
                                   ======

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

NOTE 10 - ACCRUED LIABILITIES AND OTHER LONG-TERM LIABILITIES

Accrued liabilities consist of the following:


                                            1999         2000
                                            ----         ----
                                              (in thousands)

Salaries, wages and commissions            $1,225       $  639
Accrued warranty, insurance & sales
taxes                                         687          405
Accrued vacation                              675          529
Accrued interest                              524          460
Other                                       2,025        2,149
                                           ------       ------
     Total                                 $5,136       $4,182
                                           ======       ======


NOTE 11 - INCOME TAXES

The components of income (loss) before income taxes are as follows:


                                 Years Ended December 31,
                                 ------------------------
                                      (in thousands)
                                1998        1999        2000
                                ----        ----        ----

U.S.                          $(3,458)   $(12,147)       $871
Foreign                         1,529       1,543         108
                              -------    --------        ----
      Total                   $(1,929)   $(10,604)       $979
                              =======    =========       ====

The income tax provision is comprised of the following:

                                Years Ended December 31,
                                     (in thousands)

                                1998      1999      2000
                                ----      ----      ----
Current:
     U.S. Federal               $  -      $  -      $ 65
     State                         -         -         -
     Foreign                     387       169        97
                                ----       ---        --
                                 387       169       162
Deferred:
     U.S. Federal                  -         -         -
     Foreign                       -         -         -
                                ----       ---        --
                                   -         -         -
                                ----       ---        --
 Total                          $387      $169      $162
                                ====      ====      ====


Deferred tax assets and liabilities result from differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The significant components of the deferred income tax assets and deferred income tax liabilities are as follows:


                                              December 31,
                                              ------------
                                             (in thousands)
                                           1999          2000
                                           ----          ----

Deferred tax assets:
     Net operating loss carryforwards   $ 23,097       $ 22,646
     Property, plant and equipment         1,509          1,467
     Restructuring and other reserves        124              -
     Inventory reserves                      121            107
     Allowance for doubtful accounts       1,278            647
     Capitalized software and
     intangibles                             809          1,140
     Accrued expenses                        410            455
     Other                                   540            486
                                        --------       --------
                                          27,888         26,947
Less:  valuation allowance               (27,888)       (26,947)
                                        --------       --------
          Net deferred tax assets       $      -       $      -
                                        ========       ========


The Company recorded approximately $670,000 of certain deferred tax assets as of December 31, 1999 that were previously not included due to contingencies that were resolved during the year as a result of the finalization of an Internal Revenue Service examination of the Company's former parent's 1991, 1992, 1993 consolidated group tax returns. However, the Company has recorded a valuation allowance in the amount set forth above for certain deductible temporary differences where it is not more likely than not the Company will receive future tax benefits. The net change in the valuation allowance for the years ended 1999 and 2000 was $1,246,000 and $(941,000)), respectively.

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

The provision (benefit) for income taxes differs from the amount computed by applying the Federal corporate income tax rate of 34% to income (loss) before income taxes as follows:

                                                     Years Ended December 31,
                                                     ------------------------
                                                        (in percentages)
                                                  1998          1999           2000
                                                  ----          ----           ----

Statutory tax rate                               (34.0%)         (34.0%)        34.0%
Change in valuation allowance                     100.7           11.8         (91.9)
Amortization and write-off of intangibles           9.1            6.9          14.6
Expiration of state NOLs                              -              -           7.5
Effect of foreign operations                       13.9            8.6          27.5
Adjustments of NOL carry forwards and
  deferred tax assets pursuant to the
  finalization of the IRS examination and
  other analysis                                  (78.6)           7.5          24.9
Other                                               0.3            0.8          (0.1)
                                                 ------          -----        ------
Effective tax rate                                 11.4%           1.6%         16.5%
                                                 ======          =====        ======

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


                                          1998               1999               2000
                                          ----               ----               ----
Revenue from unaffiliated
  customers:
     United States                     $49,841           $ 43,729            $29,740
      Asia                               6,501              5,379              3,960
      Canada                             3,854              3,726              1,778
      United Kingdom                     1,532              2,567              1,281
      Other foreign                        510                945                828
                                       -------           --------            -------
                                       $62,238           $ 56,346            $37,587
                                       =======           ========            =======

United States revenue from                $379               $271                $42
  foreign affiliates

Operating income (loss):
     United States                     $(2,325)          $(10,362)             2,135
     Asia                                  777                717               (189)
     Canada                                651                607                306
     United Kingdom                        380                348                (92)
     Other foreign                        (549)              (183)                60
                                       -------           --------            -------
                                       $(1,066)          $ (8,873)           $ 2,220
                                       =======           ========            =======

Identifiable assets:
     United States                     $28,396           $ 18,268            $13,205
     Asia                                3,382              2,455              1,078
     Canada                              1,658              1,670                544
     United Kingdom                      2,085              1,817              1,331
     Other foreign                         235                420                287
                                       -------           --------            -------
                                       $35,757           $ 24,630            $16,445
                                       =======           ========            =======

Long-lived assets:
     United States                     $13,379            $10,512             $7,137
     Asia                                 $178               $103                $52
     Canada                               $193                $39                $27
     Other foreign                        $172                $33                $47

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


                                        YEAR ENDING DECEMBER 31,
                                             (IN THOUSANDS)

2000:

                                             Process
                             Hospitality   Manufacturing     Gaming     Legacy     Corporate      Total
                             -----------   -------------     ------     ------     ---------     --------
Revenues from:
   Hardware                    $ 1,301        $     -         $ -       $  355       $    -      $  1,656
   Software                      6,865            277           -          138            -         7,280
   Professional Services        19,156          3,885           -        5,610            -        28,651
Total Revenues                  27,322          4,162           -        6,103            -        37,587
Operating Income (loss)          3,523         (1,968)          -        1,322         (657)        2,220
Total Assets                     8,292          4,153           -          738        3,263        16,445

1999:

                                             Process
                             Hospitality   Manufacturing     Gaming     Legacy     Corporate      Total
                             -----------   -------------     ------     ------     ---------     --------
Revenues from:
   Hardware                    $ 3,191        $     3      $1,186      $   668        $   -       $ 5,048
   Software                     11,689          1,231          77          476            -        13,473
   Professional Services        20,758          7,009         434        9,624            -        37,825
Total Revenues                  35,639          8,243       1,696       10,768            -        56,346
Operating Income (loss)         (8,798)           253         150        2,717       (3,195)       (8,873)
Total Assets                    11,851          7,646           -        2,169        2,964        24,630


1998:

                                             Process
                             Hospitality   Manufacturing    Gaming     Legacy     Corporate      Total
                             -----------   -------------    ------     ------     ---------     --------
Revenues from:
   Hardware                    $ 5,178        $     3       $ 1,801   $   357      $     -       $ 7,339
   Software                      8,847          1,948            51        53            -        10,899
   Professional Services        19,369          6,687           835    16,801          308        44,000
Total Revenues                  33,394          8,638         2,687    17,211          308        62,238
Operating Income (loss)           (552)        (1,780)       (1,493)    4,345       (1,586)       (1,066)
Total Assets                    15,629          8,930         4,028     6,462          708        35,757


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


                                                        Years ended December 31,
                                                        ------------------------
                                                  (in thousands, except per share data)
                                                      1998         1999         2000
                                                      ----         ----         ----

Net income (loss):          As reported             $(2,316)    $(10,773)        $ 817
                            Pro forma                (3,403)     (12,201)         (566)

Basic income (loss) per
share:                      As reported              $(0.23)      $(0.99)        $0.07
                            Pro forma                 (0.32)       (1.12)        (0.05)

Diluted income (loss) per
share:                      As reported              $(0.23)      $(0.99)        $0.07
                            Pro forma                 (0.32)       (1.12)        (0.05)



Pro forma net income (loss) and pro forma net income (loss) per share reflects only options granted in 1996 through 2000. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts presented above because compensation cost is reflected over the options' vesting period of four years.

The following is a summary of stock option activity under the Company's stock option plans:


                                                 Number of      Weighted-average
                                                   shares       Exercise price
                                                 ----------     --------------
Options outstanding at December 31, 1997          1,025,342           $5.45

     Granted                                        245,770            2.64
     Exercised                                      (40,666)           1.65
     Canceled                                      (205,486)           6.79
                                                  ---------            ----

Options outstanding at December 31, 1998          1,024,960           $4.76

     Granted                                        862,500            2.19
     Exercised                                       (5,413)           1.80
     Canceled                                      (128,667)           6.67
                                                  ---------            ----

Options outstanding at December 31, 1999          1,753,380            $.35

     Granted                                        678,746            0.53
     Exercised                                     (100,000)              -
     Canceled                                       902,625            3.91
                                                  ---------           -----
Options outstanding at December 31, 2000          1,429,501           $1.99
                                                  =========           =====



At December 31, 2000, the range of exercise prices and weighted-average remaining contractual life of outstanding options under the Company's stock option plans were $0.31, $9.75 and 8.10 years, respectively.

During 1998 and in July 2000, the Company accelerated the vesting period of 6,185 and 100,000 stock options, respectively, granted to certain employees of the Company resulting in a new measurement date of such options. The exercise prices of the options were $2.32 and zero, respectively, and the fair market values on the date of acceleration were $3.94 and $0.56, respectively. Accordingly, earned compensation of approximately $10,000 and $56,000 have been recorded for the difference between the option exercise price and fair market value on the date of acceleration in 1998 and 2000, respectively, and was charged to expense in each respective period.

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

DEFINED BENEFIT PLANS

The Company established a defined benefit plan for employees that were employed by the Company's maintenance service business acquired in 1988.

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

The actuarially computed components of net periodic benefit cost included the following components:


                                      Year Ended December 31,
                                      -----------------------
                                          (in thousands)
                                    1998        1999       2000
                                    ----        ----       ----
Service costs                      $  40       $   -      $   -
Interest costs                       110         132        132
Expected return on plan assets      (110)       (114)      (126)
                                   -----       -----      -----


Net periodic pension expense         $40         $18         $6
                                   =====        ====      =====


The following table sets forth the funded status and amounts recognized in the Company's consolidated statements of operations:

                                                            Years Ended December 31,
                                                                (in thousands)

Change in Benefit Obligation:                             1998         1999         2000
                                                          ----         ----         ----

Projected Benefit Obligation, beginning of year         $1,541       $1,976       $1,695
Service cost                                                40            -            -
Interest cost                                              110          132          131
Benefits paid                                              (56)         (57)         (62)
Actuarial loss/(gain)                                      341         (356)          95
                                                        ------       ------       ------
Projected Benefit Obligation, end of year               $1,976       $1,695       $1,859
                                                        ======       ======       ======
Change in Plan Assets:

Plan assets, beginning of year                          $1,408       $1,677       $1,830
Actual return on plan assets                               270          127          (86)
Employer contribution                                       55           83           54
Benefits paid                                              (56)         (57)         (62)
                                                        ------       ------       ------
Plan assets, end of year                                $1,677       $1,830       $1,736
                                                        ======       ======       ======

Funded status                                           $ (299)      $  135       $ (123)
Unrecognized (gain)/loss                                   223         (146)         161
                                                        ------       ------       ------
Net amount recognized                                   $  (76)      $  (11)      $   38
                                                        ======       ======       ======

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

During 1999, management authorized and committed the Company to a restructuring plan to close and reduce certain of its domestic facilities and reduce its hospitality and process manufacturing workforce to the appropriate levels sufficient to support the Company's hospitality and process manufacturing domestic operations of software sales and professional services. In connection with these actions, the Company recorded a restructuring charge of $2,288,000 in the fourth quarter of 1999. The restructuring charge consisted of (1) $1,900,000 relating to the write-off of certain furniture, fixtures and equipment impaired pursuant to the restructuring which were determined to have a fair value of zero based upon a SFAS No. 121 evaluation, (2) $45,000 of costs associated with lease obligations relating to exited facilities and, (3) $343,000 of employee severance and termination benefits associated with 38 of the terminated employees. The remaining balance of $288,000 as of December 31, 1999 consists of $243,000 of remaining severance and termination benefits and $45,000 of lease obligations on exited facilities. The remaining balance of $288,000 was paid in 2000.

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

As of December 31, 1999 and 2000, $1,834,000 and $885,000 was due to Getronics and reflected in accounts payable in the consolidated balance sheets.

Other Litigation

The Company is also involved in various other legal proceedings that are incident to its business.

Management believes the ultimate outcome of these matters will not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

RELATED PARTY TRANSACTIONS

Under the terms of a consulting agreement, and subsequent amendments (which expires on August 31, 2001), between Orchard Capital Corporation ("Orchard") and the Company, Orchard provides the services of Richard S. Ressler as the Company's Chairman. Orchard is paid a consulting fee of $24,000 per month. Orchard was granted warrants in 1995 to purchase up to 625,000 shares of Common Stock at a price of $1.90 per share (which were to expire on August 14, 1999) and in March 1997, was granted additional warrants to purchase up to 50,000 shares of the Company's Common Stock at a price of $7.50 per share, the fair market values of Common Stock on the dates of grant. The warrants were fully exercisable on the dates of the respective grants. In September 1997, Orchard exercised warrants to purchase 157,895 shares of Common Stock at $1.90 per share and additional warrants to purchase 50,000 shares of the Company's common stock at $3.04 per share (which warrants had been temporarily re-priced in order to induce exercises), resulting in $452,000 cash proceeds to the Company (see Note
9). On August 11, 1999, the term of the remaining warrants to purchase up to 467,105 shares of Common stock was extended for an additional two-year period so that they will expire on August 14, 2001. In connection with extending the term of the warrants, the Company recorded $280,275 of compensation expense as the fair market value of Common Stock on the date of the extension of $2.50 exceeded the $1.90 exercise price.

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

On May 26, 2000, the Company issued warrants to its Chief Executive Officer to purchase 225,000 shares of Common Stock at $0.56 per share. The exercise price of these warrants will increase with the fair market value of Common Stock when the fair market value exceeds $2.81 per share. As the exercise price is not fixed, the Company, the warrants are accounted for as a variable award and, accordingly, are remeasured at each reporting date. The warrants vest equally over a three year period and expire on March 24, 2010.

NOTE 19 - INCOME (LOSS) PER SHARE

The following table illustrates the computation of basic and diluted income
(loss) per share under the provisions of SFAS No. 128.

                                                                YEAR ENDING DECEMBER 31,
                                                                ------------------------
                                                                      (in thousands)

                                                            1998          1999          2000
                                                            ----          ----          ----
Numerator:
Numerator for basic and diluted income (loss)
per share -- net income (loss)                            $(2,316)      $ (10,773)      $  817
                                                          =======       =========       ======

Denominator:
Denominator for basic income (loss) per share -
  weighted average number of common shares outstanding
  during the period                                        10,587          10,889       10,923
Incremental common shares attributable to exercise of
  outstanding options and warrants                              -               -          283
                                                          -------        --------      -------
Denominator for diluted income (loss) per share            10,587          10,889       11,206
                                                          =======        ========      =======

Basic income (loss) per share                             $ (0.23)       $  (0.99)      $ 0.07

Diluted income (loss) per share                           $ (0.23)       $  (0.99)      $ 0.07


The computation of diluted loss per share excludes the effect of incremental common shares attributable to the exercise of outstanding common stock options and warrants because their effect would be antidilutive (See Notes 14 and 17). Additionally, the computation does not consider the additional shares of Common Stock, which may be issued in connection with past acquisitions (see note 6).


NOTE 20 -- SUBSEQUENT EVENTS

The Company entered into a second settlement agreement with CSA in February, 2001 (See Note 18), whereby we agreed to take the following steps on or before March 1, 2001: (i) issue CSA additional shares of our common stock to bring CSA's total share ownership to 2,433,333 shares; (ii) immediately file a registration statement for all of CSA's shares of our common stock; and (iii) execute a secured debt instrument in favor of CSA in the principal sum of $2,800,000 which is subordinate only to our present group of three (3) senior secured leaders and requires cash installment payments to commence June 1, 2002. The number of shares which may be sold by the selling shareholder includes: (i) CSA's current ownership of 517,319 shares, and (ii) 1,916,014 additional shares which we will issue to CSA pursuant to the settlement agreement. As of March 8, 2001, these steps had not yet occurred and the Company was in default. Accordingly, CSA had the ability to terminate the February 2001 settlement agreement.

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

Following is the pro-forma effect of the CSA and creditor settlements as if all uncertainties regarding these settlements had been resolved in 2000 (in thousands):


                                                     2000          Pro Forma      2000
                                                 As Reported      Adjustments   Pro-Forma
                                                 -----------      -----------   ---------

Accounts Payable                                 $   7,395          $(1,553)    $ 5,842
Long-term debt                                       5,234            2,750       7,984
Stockholders' deficiency                           (12,110)          (1,196)    (13,306)
Net income                                             817            1,400       2,217


NOTE 21 -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)


                               1st       2nd       3rd       4th       1st       2nd       3rd       4th
                             Quarter   Quarter   Quarter   Quarter   Quarter   Quarter   Quarter   Quarter
                               1999      1999      1999    1999(1)     2000      2000      2000      2000
                               ----      ----      ----    -------     ----      ----      ----      ----
Revenue                       $16.1     $16.3     $11.4    $ 12.5    $  9.0      $9.9     $ 9.8     $ 8.9
Gross Profit                    9.1       9.1       2.5       5.9       4.2       5.3       5.5       4.9
Operating income (loss)         1.5       1.1      (6.5)     (5.0)     (0.9)      0.6       1.4       1.1
Net income (loss)               1.2       0.8      (7.5)     (5.3)     (1.2)      0.3       1.1       0.6
Basic and diluted income
(loss) per share              $0.11     $0.07    $(0.69)   $(0.49)   $(0.11)    $0.02     $0.10     $0.05
                              =====     =====    =======   =======   =======    =====     =====     =====






(1) The fourth quarter of 1999 includes charges of $2.3 million relating to a restructuring plan.