Form 10-K, Exhibit 13
period 2001-12-31
MAI SYSTEMS CORP
filed 2002-04-16
CIK 760436

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

13.1.6 Consolidated Statements of Stockholders' Deficiency and Comprehensive Income (Loss)

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


                             SELECTED FINANCIAL DATA

                      (in thousands, except per share data)

STATEMENT OF OPERATIONS DATA
                                                                              For the Years Ended December 31,
                                                              ----------------------------------------------------------------
                                                                1997          1998          1999          2000           2001
                                                              --------      --------      --------      --------      --------
Revenue                                                       $ 39,534      $ 36,389      $ 37,335      $ 27,321      $ 23,768
Income (loss) from continuing operations                        (9,021)       (4,881)      (13,770)        1,444         3,657
Income (loss) and gain from discontinued operations             (1,151)        2,565         2,997          (627)       (1,525)
Net income (loss)                                              (10,172)       (2,316)      (10,773)          817         2,132

Income (loss) per share from continuing operations (2):
          Basic income (loss) per share                       $  (0.96)     $  (0.46)     $  (1.26)     $   0.13      $   0.28
                                                              ========      ========      ========      ========      ========
          Diluted income (loss) per share                     $  (0.96)     $  (0.46)     $  (1.26)     $   0.13      $   0.28
                                                              ========      ========      ========      ========      ========

Income (loss) per share from discontinued operations (2):
          Basic income (loss) per share                       $  (0.12)     $   0.23      $   0.27      $  (0.06)     $  (0.12)
                                                              ========      ========      ========      ========      ========
          Diluted income (loss) per share                     $  (0.12)     $   0.23      $   0.27      $  (0.06)     $  (0.12)
                                                              ========      ========      ========      ========      ========

Net Income (loss) per share:
          Basic income (loss) per share                       $  (1.08)     $  (0.23)     $  (0.99)     $   0.07      $   0.16
                                                              ========      ========      ========      ========      ========
          Diluted income (loss) per share                     $  (1.08)     $  (0.23)     $  (0.99)     $   0.07      $   0.16
                                                              ========      ========      ========      ========      ========

Weighted average common shares used in determining
  income (loss) per share:
   Basic                                                         9,408        10,587        10,889        10,923        13,091
                                                              ========      ========      ========      ========      ========
   Diluted                                                       9,408        10,587        10,889        11,206        13,263
                                                              ========      ========      ========      ========      ========
BALANCE SHEET DATA
Working capital deficiency                                     (11,696)       (8,010)      (14,381)      (10,811)       (3,787)
Total Assets                                                    34,613        35,757        24,630        16,445         8,288
Long-term debt                                                   5,230         8,333         8,114         7,792        10,996
Stockholders' deficiency (1)                                      (666)       (2,366)      (12,569)      (12,110)      (12,992)


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

QUARTERLY DATA (UNAUDITED)

(IN MILLIONS, EXCEPT SHARE DATA)


                                          1st       2nd         3rd        4th        1st       2nd        3rd         4th
                                        Quarter    Quarter    Quarter    Quarter    Quarter    Quarter    Quarter    Quarter
                                         2000       2000       2000       2000       2001       2001       2001      2001(2)
                                        -------    -------    -------    -------    -------    -------    -------    -------
Revenue                                 $  5.6     $  7.0     $  7.7     $  7.0     $  6.5     $  6.3     $  6.1     $  4.9
Gross profit                               3.0        4.1        4.7        3.8        4.3        4.4        4.3        3.5
Income (loss) from continuing
 operations                               (1.1)       0.3        1.4        0.8        1.9        0.8        0.6        0.3
Income (loss) from discontinued
  operations                              (0.1)       0.0       (0.3)      (0.2)      (0.5)      (0.5)      (0.2)      (0.3)
Net income (loss)                         (1.2)       0.3        1.1        0.6        1.4        0.3        0.4        0.0

Income (loss) per share (1):
    Continuing Operations:
         Basic                          $(0.10)    $ 0.02     $ 0.13     $ 0.07     $ 0.16     $ 0.06     $ 0.05     $ 0.02
         Diluted                         (0.10)      0.02       0.13       0.07       0.16       0.06       0.05       0.02

    Discontinued Operations:
         Basic                           (0.01)      0.00      (0.03)     (0.02)     (0.04)     (0.04)     (0.02)     (0.02)
         Diluted                         (0.01)      0.00      (0.03)     (0.02)     (0.04)     (0.04)     (0.02)     (0.02)

    Income (loss) per share:
         Basic                           (0.11)      0.02       0.10       0.05       0.12       0.02       0.03       0.00
         Diluted                         (0.11)      0.02       0.10       0.05       0.12       0.02       0.03       0.00

Weighted average common shares
  used in determining income
  (loss) per share (in thousands):
Basic                                   10,907     10,907     10,907     10,973     11,395     13,679     13,691     13,656
                                        ======     ======     ======     ======     ======     ======     ======     ======
Diluted                                 10,907     10,986     10,907     10,973     11,563     13,847     13,928     13,692
                                        ======     ======     ======     ======     ======     ======     ======     ======


----------

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

(2) During the fourth quarter of 2001, the Company recorded a $1,262,000 gain on the sale of certain assets relating to its Legacy business. Additionally, the Company also recorded a charge of $1,351,000 in the fourth quarter of 2001 relating to the write down of intangible assets relating to its Process Manufacturing business which is being held for sale with the Legacy business as of December 31, 2001.

EXHIBIT 13.1.2 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
               RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the audited consolidated financial statements included elsewhere herein. Except for the historical information contained herein, the matters discussed in this Annual Report are forward-looking statements that involve a number of risks and uncertainties. There are certain important factors and risks, including the rapid change in hardware and software technology, market conditions, competitive factors, seasonality and other variations in the buying cycles of certain of our customers, the timing of product announcements, the release of new or enhanced products, the introduction of competitive products and services by existing or new competitors, the significant risks associated with the acquisition of new products, product rights, technologies or businesses, our ability to retain technical, managerial and other personnel, and the other risks detailed from time to time in our SEC reports, including reports on Form 10-K and Form 10-Q, that could cause results to differ materially from those anticipated by the statements made herein. Therefore, historical results and percentage relationships will not necessarily be indicative of the operating results of any future period. See "Risk Factors" elsewhere in this Annual Report on Form 10-K.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect our reported assets, liabilities, revenues and expenses. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, accounts receivable and intangible assets. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. This forms the basis of judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies and the related judgments and estimates affect the preparation of our consolidated financial statements:

Revenue Recognition

We record revenue in accordance with Statement of Position (SOP) 97-2, Software Revenue Recognition, as amended. We license our products through our direct sales force and indirectly through resellers. We recognize revenue from sales of hardware, software and professional services and from arrangements involving multiple elements of each of the above. Revenue for multiple element arrangements are recorded by allocating revenue to the various elements based on their respective fair values as evidenced by vendor specific objective evidence. The fair value in multi-element arrangements is determined based upon the price charged when sold separately. Revenue is not recognized until persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable. Sales of network and computer equipment are recorded when title and risk of loss transfers. Software revenues are recorded when application software programs are shipped to end users, resellers and distributors, provided the Company is not required to provide services essential to the functionality of the software and/or significantly modify, customize or produce the software. Professional services fees for software development, training and installation are recognized as the services are provided. Maintenance revenues are recorded evenly over the related contract period.

Accounts Receivable

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The amount of our reserves is based on historical experience and our analysis of the accounts receivable balances outstanding. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required which would result in an additional general and administrative expense in the period such determination was made. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past.

Intangible Assets

We record goodwill arising from acquisitions as the excess of the purchase price over the fair value of assets acquired and such goodwill was being amortized over a useful life of five to seven years. In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations and SFAS

No. 142, Goodwill and Other Intangible Assets. SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method and provides new criteria for recording intangible assets separately from goodwill. Existing goodwill and intangible assets will be evaluated against these new criteria, which may result in certain intangible assets being subsumed into goodwill. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. Goodwill and intangible assets that have indefinite useful lives will not be amortized into results of operations, but instead will be evaluated at least annually for impairment and written down when the recorded value exceeds the estimated fair value. The Company adopted the provisions of SFAS No. 142 on January 1, 2002. As a result, the Company has ceased amortization of goodwill, reducing annual amortization expense by approximately $420,000. In addition, impairment reviews may result in charges against earnings to write down the value of goodwill.

We currently do not expect to record an impairment charge upon completion of the initial impairment review. However, there can be no assurance that at the time the review is completed a material impairment charge will not be recorded.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2001, working capital improved from a working capital deficiency of $10,811,000 at December 31, 2000 to a working capital deficiency of $3,787,000. Excluding unearned revenue of $1,743,000, the Company's working capital deficiency at December 31, 2001 would be $2,044,000 or a ratio of current assets to current liabilities of 0.72 to 1.0. Excluding unearned revenue of $3,794,000, working capital deficiency at December 31, 2000 would be $7,017,000, with a current ratio of 0.56 to 1.0. Excluding unearned revenue, the decrease in the working capital deficiency of $4,973,000 was primarily attributable to decreases in the Coast Bridge Loan of $220,000, accounts payable of $4,957,000 (mainly due to vendor settlements described in Note 7 to the consolidated financials statements), deposits of $1,004,000, accrued liabilities of $319,000, unearned revenue of $2,051,000 and liabilities held for sale of $2,224,000 offset by decreases in receivables of $1,743,000, notes receivable of $2,200,000 and current assets held for sale of $321,000.

Cash was $1,224,000 at December 31, 2001, as compared to $1,019,000 at December 31, 2000. Availability under the Company's secured revolving credit facility is based on a calculation using a rolling average of certain cash collections. At December 31, 2001, approximately $2,424,400 was available and drawn down under this facility. The facility expires on April 30, 2003.

Net cash used in investing activities for the twelve months ended December 31, 2001, totaled $158,000, which represented capital expenditures.

Net cash provided by financing activities for the twelve months ended December 31, 2001 totaled $1,799,000, which is comprised of a $2.5 million payment received in connection with the sale of GSI on July 27, 2001 offset by $321,000, $220,000, and $155,000 in repayments of long-term debt, Bridge Loan, and line of credit respectively. The revolving credit facility requires monthly interest only payments on the average outstanding balance for the period. The Company is required to make weekly payments of $12,500 on the subordinated debt. The facility, and subordinated debt pursuant to an intercreditor agreement between Canyon Capital and Coast Business Credit, contains various restrictions and covenants, including an adjusted minimum consolidated net worth of ($5,171,000) as of December 31, 2001, minimum quarterly debt coverage ratio of 1.1:1 and minimum quarterly profitability of $250,000. We were in compliance with these or received waivers for covenants as of December 31, 2001. As of March 31, 2002, we were in compliance with these covenants. In the event that we are not in compliance with the various restrictions and covenants and were unable to receive waivers for non-compliance, the facility and subordinated debt would become immediately due and payable. The restrictions and covenants are assessed quarterly.

Stockholders' deficiency increased from $12,110,000 at December 31, 2000 to $12,992,000 at December 31, 2001, mainly as a result of a reduction to additional paid in capital relating to a legal settlement that required the Company to issue $2.8 million of subordinated debt to a shareholder and the recording of a minimum pension liability of $461,000 during the period. Principal and interest payments on $2.8 million of CSA debt commence on March 1, 2002. The decrease was offset by net income for the period of $2,132,000 and approximately $255,000 of Common Stock issued during 2001.

Net cash used in operating activities for the twelve months ended December 31, 2001 totaled $1,431,000 and mainly related to decreases in accounts payable and customer deposits of $4,707,000, accrued liabilities of $255,000, unearned revenue of $2,051,000 and a gain recorded in 2001 on the issuance of Common Stock for settlement of vendor obligations of $1,377,000 a gain on the disposal of discontinued operations of $1,262,000 and a gain on the sale of GSI of $245,000 offset by net income for the period of $2,132,000, non-cash charges for depreciation and amortization of tangible and intangible assets, of $1,452,000, decrease in receivables of $1,697,000, provision for doubtful accounts receivable of $47,000 and discontinued operations of $2,787,000. The Company expects that it will generate cash from its operating activities during the next twelve months.

Although the Company has a net stockholders' deficiency of $12,992,000 at December 31, 2001, the Company believes it will generate sufficient funds from operations and obtain additional financing, as needed, in 2002 to meet its operating and capital requirements. The Company expects to generate positive cashflow during 2002 from shipping out products and services from its $13 million backlog as of December 31, 2001 as well as new orders. Also, in July 2001, the Company entered into an agreement for the sale of its investment in GSI and has received $2.5 million in 2001. The Company expects to receive an additional $500,000 in April 2002 and an additional $250,000 to $500,000 in January 2003.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table summarizes the Company's obligations and commitments as of December 31, 2001:


                                                       Payments Due by Period (in thousands)
                                    -------------------------------------------------------------------------------
Contractual Cash Obligations         Total       Less Than 1 Year    1-3 Years        4-5 Years       After 5 Years
                                    -------      ----------------    ---------        ---------       -------------
Long-Term Debt                      $ 8,654          $   112          $ 8,290          $    --          $   252
Line of Credit                        2,424               --            2,424               --               --
Operating Leases                      2,196            1,083              843              270               --
                                    -------          -------          -------          -------          -------
                                    $13,274          $ 1,195          $11,557          $   270          $   252
                                    =======          =======          =======          =======          =======


RESULTS OF OPERATIONS

Year Ended December 31, 2000 Compared to Year Ended December 31, 2001.

(dollars in thousands)


                                                     December 31,       Percentage of    December 31,        Percentage of
                                                        2000              Revenue           2001               Revenue
                                                     ------------       -------------    ------------        -------------
Revenue                                               $ 27,321             100.0%         $ 23,768             100.0%
Gross profit                                            15,666              57.3%           16,530              69.5%
Selling, general and administrative expenses             8,942              32.7%            7,927              33.3%
Research and development costs                           3,068              11.2%            4,209              17.7%
Amortization of intangibles                                740               2.7%              731               3.1%
Other operating (income) expense                            50               0.2%           (1,643)             (6.9%)
Interest expense, net                                    1,260               4.6%            1,473               6.2%
Income taxes                                               162               0.6%              176               0.7%
Gain on disposal of discontinued operations                 --              --               1,262               5.3%
Loss from discontinued operations                         (627)             (2.3%)          (2,787)            (11.7)%
Net income                                            $    817               3.0%         $  2,132               9.0%

Revenue for 2001 was $23,768,000 compared to $27,321,000 in 2000 or a 13.0%
decrease. Revenue decreased from 2000, as a result of decreased software sales and professional services mainly due to decreased market spending on information technology in the fourth quarter of 2001 due to the effects of the September 11, 2001 terrorist attacks on the hospitality industry.

The decrease in revenue in 2001 was mainly attributable to a decrease in the volume of sales. Our respective business units continue to generate sufficient cash from operations to adequately fund the respective ongoing operating activities.

Revenue in our Asian operations decreased from $3,960,000 in 2000 to $2,585,000 in 2001. The deterioration of revenue from 2000 to 2001 is mainly due to the continued generally depressed condition of the Asian economies resulting in a decrease in sales in the region.

Gross profit increased to 69.5% in 2001 from 57.3% in 2000 primarily due to the implementation of several cost reduction measures which included a significant decrease in the use of outside consultants for professional services in 2001 compared to 2000. Additionally, the company was no longer required to pay royalties on its LTS product line in 2001, which resulted in improved gross profit percentages on software.

Selling, general and administrative expenses ("SG&A") decreased 11.4% from $8,942,000 in 2000 to $7,927,000 in 2001. The decrease is related to the implementation of several cost reduction measures, including our reduction in payroll in the third quarter of 2001. Marketing expenses decreased from 2000 to 2001 as a result of decreasing our product advertising in trade publications and attending fewer trade shows.

Research and development costs increased 37.2% over the comparable period of 2000. This is primarily a result of increased headcount in the Company's hospitality division and an increase in the use of contracted research and development personnel in 2001. Research and development costs increased from $3,068,000 in 2000 to $4,209,000 in 2001 as a result of the Company's efforts and focus on new product development as well as enhancements to its current products.

Other operating (income) expense improved from $50,000 in 2000 to ($1,643,000) in 2001 primarily as a result of the Company issuing Common Stock to certain creditors to satisfy its obligations, which resulted in a gain of $1,377,000 in 2001. There were no such transactions in 2000.

Net interest expense was $1,260,000 in 2000 compared to $1,473,000 in 2001. The increase in 2001 is mainly due to the increased debt resulting from the company's settlement with CSA, which required the Company to issue $2.8 million of secured debt in February 2001 which bears interest at 10% per annum.

The income tax provision only reflects a tax provision for our foreign operations and alternative minimum taxes for domestic operations due to the utilization of net operating loss carry forwards in 2000 and 2001.

In 2001, the Company sold certain assets and liabilities relating to its domestic Legacy hardware maintenance division to a third party, resulting in a gain of $1,262,000. There was no such transaction in 2000.

The Company is holding its Process Manufacturing and Legacy businesses for sale. The increase in the loss from these businesses held for sale from $627,000 in 2000 to $2,787,000 in 2001 is due to increased losses incurred at the Process Manufacturing business from approximately $2.0 million in 2000 to $3.7 million in 2001. The increase in losses of $1.7 million mainly related to the write off of approximately $1.4 million of intangible assets in 2001. There were no such charges in 2000.

RESULTS OF OPERATIONS

Year Ended December 31, 1999 Compared to Year Ended December 31, 2000.

(dollars in thousands)


                                                          December 31,      Percentage of      December 31,     Percentage of
                                                             1999              Revenue             2000            Revenue
                                                          ------------      -------------      ------------     -------------
Revenue:
         Hospitality                                       $ 35,639             95.5%            $ 27,321          100.0%
         Gaming                                               1,696              4.5%                  --             --
Total Revenue                                                37,335            100.0%              27,321          100.0%
Gross profit                                                 18,317             49.1%              15,666           57.3%
Selling, general and administrative expenses                 21,751             58.3%               8,942           32.7%
Restructuring                                                 2,288              6.1%                  --             --
Research and development costs                                4,747             12.7%               3,068           11.2%
Amortization of intangibles                                   1,126              3.0%                 740            2.7%
Other operating expense                                         249              0.7%                  50            0.2%
Write off of deferred financing costs                           574              1.5%                  --             --
Equity in net income of unconsolidated subsidiaries             (28)             0.1%                  --             --
Interest expense, net                                         1,211              3.2%               1,260            4.6%
Income taxes                                                    169              0.5%                 162            0.6%
Income (loss) from discontinued operations                    2,997              8.0%                (627)          (2.3%)
Net income (loss)                                          $(10,773)           (28.9%)           $    817            3.0%

Revenue for 2000 was $27,321,000 compared to $37,335,000 in 1999 or a 26.8%
decrease. Revenue decreased $10,014,000 in 2000, as a result of decreased software sales and professional services mainly due to decreased market spending on information technology in 2000 as a result of the significant outlays in 1999 preparing for the Year 2000 compliance. Gaming revenue decreased from $1,696,000 in 1999 due to the sale of our gaming subsidiary in June 1999.

The decrease in revenue for our hospitality business unit from 1999 to 2000 was mainly attributable to a decrease in the volume of sales. After considering our recent efforts to pay down accounts payable to a manageable level, our respective business units continue to generate sufficient cash from operations to adequately fund the respective ongoing operating activities.

Revenue in our Asian operations decreased from $5,379,000 in 1999 to $3,960,000 in 2000. Operating income in Asia was $717,000 in 1999 as compared to an operating loss of $189,000 in 2000. The deterioration of revenue and operating income (loss) from 1999 to 2000 is mainly due to the continued generally depressed condition of the Asian economies resulting in a decrease in sales in the region.

Gross profit for 2000 decreased to $15,666,000 (57.3%) from $18,317,000 (49.1%)
in 1999. The increase in the gross profit percentage from 1999 to that of 2000 despite a decline in gross profit and revenue, was due primarily to the implementation of several cost reduction measures including our restructuring effected in the fourth quarter of 1999, mainly relating to a reduction in the domestic hospitality business units payroll of $810,000 and the use of outside consultants of approximately $165,000. Also, during the third quarter of 2000, gross margins increased to 61.1% for the three month period in 2000 from 22.2% in 1999 primarily due to delays in certain shipments and installations of its Lodging Touch product during 1999 combined with higher levels of fixed costs in 1999 associated with professional services and support which was expected to be absorbed by an increased hospitality revenue stream.

Selling, general and administrative expenses ("SG&A") decreased 58.9% from $21,751,000 in 1999 to $8,942,000 in 2000. The decrease is related to the implementation of several cost reduction measures, including our restructuring effected in the fourth quarter of 1999, and more focused and controlled marketing efforts. Cost reduction measures included a reduction in payroll of approximately $1,616,000, $470,000 in the use of outside consultants, and $649,000 in facility costs. Marketing expenses decreased from 1999 to 2000 as a result of decreasing our product advertising in trade publications and attending fewer trade shows.

Research and development costs decreased 35.4% over the comparable period of 1999. This is primarily as a result of a reduction in the use of contracted research and development in 2000.

Other operating expense improved from expense in 1999 of $249,000 to $50,000 in 2000 principally due to refunds received in 2000 resulting from overpayments of medical insurance payments made in earlier years.

The 34.3% decrease in amortization of intangibles versus the comparable period of 1999 is due to the decreased amortization expense associated with capitalized software development costs of our Hospitality division.

Included in non-operating costs for 1999 is the write off of approximately $574,000 of financing costs previously capitalized in 1998.

Net interest expense was $1,211,000 in 1999 compared to $1,260,000 in 2000. The increase in 2000 is due to the amortization of the $300,000 loan fee during 2000 offset by lower interest rates and outstanding balances associated with our line of credit and Bridge Loan obtained on July 28, 1999.

The income tax provision only reflects a tax provision for our foreign operations and alternative minimum taxes for domestic operations due to the utilization for net operating loss carry forward in 2000.

Results from discontinued operations decreased from income of $2,997,000 in 1999 to a loss of $627,000 in 2000 as a result of decreased Process Manufacturing revenue from $8,243,000 in 1999 to $4,162,000 in 2000, as the process business unit transitioned from a direct selling model to a reseller model and completed development of new products. During 2000, we focused on developing enhancements to our CIMPRO V and CIMPRO classic process manufacturing products which were released in February 2001. Additionally, consistent with our strategy to focus on providing software and services to our vertical markets, our legacy revenue (traditional hardware contract service revenues and proprietary add-on sales) declined 43.3% year over year, largely due to expected decreased volume and customers replacing their legacy systems due to Year 2000 compliance.

ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 --Business Combinations. This statement requires that all business combinations initiated after June 30, 2001 be accounted for by a single method - the purchase method. It also sets forth criteria for the identification of intangible assets apart from goodwill. At the same time, the FASB also issued SFAS No. 142 --Goodwill and Other Intangible Assets. This statement addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in financial statements. Specifically, SFAS No. 142 requires that goodwill be tested for impairment at least annually and that amortization of goodwill and other intangible assets with indefinite lives cease. SFAS No. 142 is required to be implemented by the Company commencing on January 1, 2002. The Company has determined that the implementation of this standard will not have a material effect on the Company's financial position or results of operations. Goodwill amortization was $420,000 in 2000 and 2001.

On October 3, 2001, the Financial Accounting Standards Board issued FASB Statement No. 144, Accounting for the Impairment or Disposal of Long --Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While Statement No. 144 supersedes FASB Statement No. 121, Accounting for the Impairment of Long --Lived Assets and for Long-Lived Assets for Be Disposed Of, it retains many of the fundamental provisions of that Statement.

Statement No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. However, it retains the requirement in Opinion 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale.

Statement No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The Company elected to adopt Statement No. 144 as of December 31, 2001.

EXHIBIT 13.1.3


                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders

MAI Systems Corporation:


We have audited the accompanying consolidated balance sheets of MAI Systems Corporation and subsidiaries as of December 31, 2000 and 2001 and the related consolidated statements of operations, stockholders' deficiency and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MAI Systems Corporation and subsidiaries as of December 31, 2000 and 2001 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP


Costa Mesa, California
March 31, 2002

EXHIBIT 13.1.4 CONSOLIDATED BALANCE SHEETS


                             MAI SYSTEMS CORPORATION

                           CONSOLIDATED BALANCE SHEETS



                                                                                  As of December 31,
                                                                                    (in thousands,
                                                                                  except share data)
                                                                              ---------         ---------
                                                                                2000               2001
ASSETS

Current assets:
Cash                                                                          $   1,019         $   1,224
Receivables, less allowance for doubtful accounts of
       $1,148 in 2000 and $1,023 in 2001                                          4,139             2,396
Inventories                                                                          77                90
Notes receivable                                                                  2,700               500
Prepaids and other assets                                                           729               918
Current assets held for sale                                                        525               204
                                                                              ---------         ---------
              Total current assets                                                9,189             5,332
Furniture, fixtures and equipment, net                                            1,614             1,221
Notes receivable                                                                     --               250
Intangibles, net                                                                  1,530               799
Assets held for sale                                                              4,046               613
Other assets                                                                         66                73
                                                                              ---------         ---------
              Total assets                                                    $  16,445         $   8,288
                                                                              =========         =========

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current liabilities:
       Bridge loan                                                            $     220         $      --
       Current portion of long-term debt                                            238               112
       Accounts payable                                                           6,860             1,903
       Customer deposits                                                          2,168             1,164
       Accrued liabilities                                                        2,721             2,402
       Income taxes payable                                                         215               235
       Unearned revenue                                                           3,794             1,743
       Current liabilities held for sale                                          3,784             1,560
                                                                              ---------         ---------
              Total current liabilities                                          20,000             9,119
Line of credit                                                                    2,579             2,424
Long-term debt                                                                    5,213             8,542
Other liabilities                                                                   763             1,195
                                                                              ---------         ---------
              Total liabilities                                                  28,555            21,280
                                                                              ---------         ---------
Stockholders' deficiency:
       Preferred Stock, par value $0.01 per share;
              1,000,000 shares authorized, none issued and outstanding               --                --
       Common Stock, par value $0.01 per share; authorized
              24,000,000 shares; 11,006,658 and 13,656,085 shares
              issued and outstanding at December 31, 2000 and 2001,
              respectively                                                          113               140
       Additional paid-in capital                                               220,622           218,022
       Accumulated other comprehensive income (loss)                                 80              (361)
       Accumulated deficit                                                     (232,925)         (230,793)
                                                                              ---------         ---------
              Total stockholders' deficiency                                    (12,110)          (12,992)
                                                                              ---------         ---------
Commitments and contingencies
Total liabilities and stockholders' deficiency                                $  16,445         $   8,288
                                                                              =========         =========


The accompanying notes are an integral part of these consolidated financial statements.

EXHIBIT 13.1.5 CONSOLIDATED STATEMENTS OF OPERATIONS


                             MAI SYSTEMS CORPORATION

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                          For the Years Ended December 31,
                                                                        (in thousands, except per share data)
                                                                       1999              2000              2001
                                                                     --------          --------          --------
Revenue:
     Software                                                        $ 11,771          $  6,857          $  5,329
     Network and computer equipment                                     4,377             1,301               789
     Services                                                          21,187            19,163            17,650
                                                                     --------          --------          --------
            Total revenue                                              37,335            27,321            23,768

Direct costs:
     Software                                                           3,841             1,106               269
     Network and computer equipment                                     3,108             1,041               479
     Services                                                          12,069             9,508             6,490
                                                                     --------          --------          --------
            Total direct costs                                         19,018            11,655             7,238
            Gross profit                                               18,317            15,666            16,530
Selling, general and administrative expenses                           21,751             8,942             7,927
Research and development costs                                          4,747             3,068             4,209
Restructuring charges                                                   2,288                --                --
Amortization of intangibles                                             1,126               740               731
Other operating expense (income)                                          249                50            (1,643)
                                                                     --------          --------          --------
            Operating income (loss)                                   (11,844)            2,866             5,306
Write off of deferred financing costs                                    (574)               --                --
Equity in net income of unconsolidated subsidiaries                        28                --                --
Interest income                                                           268               263                72
Interest expense                                                       (1,479)           (1,523)           (1,545)
                                                                     --------          --------          --------
Income (loss) from continuing operations
  before income taxes                                                 (13,601)            1,606             3,833
Income taxes                                                             (169)             (162)             (176)
                                                                     --------          --------          --------
Income (loss) from continuing operations                              (13,770)            1,444             3,657
Discontinued operations:
     Gain on disposal of discontinued operations                           --                --             1,262
     Income (loss) from discontinued operations                         2,997              (627)           (2,787)
                                                                     --------          --------          --------
            Net income (loss)                                        $(10,773)         $    817          $  2,132
                                                                     ========          ========          ========

Income (loss) per share:
    Continuing Operations:
           Basic income (loss) per share                             $  (1.26)         $   0.13          $   0.28
                                                                     ========          ========          ========
           Diluted income (loss) per share                           $  (1.26)         $   0.13          $   0.28
                                                                     ========          ========          ========
    Discontinued Operations:
           Basic income (loss) per share                             $   0.27          $  (0.06)         $  (0.12)
                                                                     ========          ========          ========
           Diluted income (loss) per share                           $   0.27          $  (0.06)         $  (0.12)
                                                                     ========          ========          ========

    Net income (loss) per share:
           Basic income (loss) per share                             $  (0.99)         $   0.07          $   0.16
                                                                     ========          ========          ========
           Diluted income (loss) per share                           $  (0.99)         $   0.07          $   0.16
                                                                     ========          ========          ========
     Weighted average common shares used in
          determining income (loss) per share:
Basic                                                                  10,889            10,923            13,091
                                                                     ========          ========          ========
Diluted                                                                10,889            11,206            13,263
                                                                     ========          ========          ========



The accompanying notes are an integral part of these consolidated financial statements.

EXHIBIT 13.1.6 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY AND
               COMPREHENSIVE INCOME (LOSS)


                             MAI SYSTEMS CORPORATION

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY
                         AND COMPREHENSIVE INCOME (LOSS)

                                 (in thousands)


                                                                   Accumulated
                                                                      Other                              Total           Total
                                                  Additional      Comprehensive     Accumulated      Stockholders'    Comprehensive
                                 Common Stock   Paid-In Capital      Income           Deficit         Deficiency      Income (Loss)
                                 ------------   ---------------   -------------     -----------      -------------    -------------
Balance at December 31, 1998       $     110       $ 219,780        $     713        $(222,969)       $  (2,366)       $  (2,106)
                                                                                                                       =========
Issuance of Common Stock                   2             498               --               --              500               --
Exercise of stock options                 --               9               --               --                9               --
Stock option compensation                 --             280               --               --              280               --
Translation adjustments                   --              --             (219)              --             (219)            (219)
Net loss                                  --              --               --          (10,773)         (10,773)         (10,773)
                                   ---------       ---------        ---------        ---------        ---------        ---------
Balance at December 31, 1999             112         220,567              494         (233,742)         (12,569)         (10,992)
                                                                                                                       =========
Stock option compensation                  1              55               --               --               56               --
Translation adjustments                   --              --             (414)              --             (414)            (414)
Net income                                --              --               --              817              817              817
                                   ---------       ---------        ---------        ---------        ---------        ---------
Balance at December 31, 2000             113         220,622               80         (232,925)         (12,110)             403
                                                                                                                       =========

Issuance of Common Stock                   8             219               --               --              227               --
Legal settlement                          19          (2,819)              --               --           (2,800)              --
Minimum pension liability                 --              --             (461)              --             (461)            (461)
Translation adjustments                   --              --               20               --               20               20
Net income                                --              --               --            2,132            2,132            2,132
                                   ---------       ---------        ---------        ---------        ---------        ---------
Balance at December 31, 2001       $     140       $ 218,022        $    (361)       $(230,793)       $ (12,992)       $   1,691
                                   =========       =========        =========        =========        =========        =========



The accompanying notes are an integral part of these consolidated financial statements.

EXHIBIT 13.1.7 CONSOLIDATED STATEMENTS OF CASH FLOWS

                             MAI SYSTEMS CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)


                                                                                      1999          2000          2001
                                                                                    --------      --------      --------
Cash flows from operating activities:
     Net income (loss)                                                              $(10,773)     $    817      $  2,132
     Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities:
            Discontinued operations                                                   (2,997)          627         2,787
            Gain on disposal of discontinued operations                                   --            --        (1,262)
            Gain on creditor settlements                                                  --            --        (1,377)
            Gain on sale of GSI                                                           --            --          (245)
            Amortization of intangibles                                                1,126           740           731
            Depreciation and amortization                                              1,082           749           721
            Stock option compensation expense                                            280            56            --
            Write-down of notes receivable held for sale                                 355            --            --
            Write-off of deferred financing costs                                        574            --            --
            Write-off of furniture, fixtures, and equipment                            1,900            --            --
            Equity in net income of unconsolidated subsidiaries                          (28)           --            --
            Provision for doubtful accounts receivable                                   547           350            47
            Net loss (gain) from foreign currency translation                           (222)         (454)            8
            Changes in assets and liabilities:
                  (Increase) decrease in receivables                                   3,221           748         1,697
                  (Increase) decrease in inventories                                     111            29           (13)
                  (Increase) decrease in prepaids and other asset                      1,409           190          (110)
                  (Increase) decrease in other assets                                    583            40            (6)
                  (Decrease) increase in accounts payable and customer deposits        4,144        (3,192)       (4,707)
                  (Decrease) increase in accrued liabilities                           2,775           107          (255)
                  (Decrease) increase in income taxes payable                            (84)         (261)           20
                  (Decrease) increase in unearned revenue                             (1,737)       (1,314)       (2,051)
                  (Decrease) increase in other liabilities                                 1            27           452
                                                                                    --------      --------      --------
                  Net cash provided by (used in) operating activities                  2,267          (741)       (1,431)
                                                                                    --------      --------      --------

Cash flows from investing activities:
            Capital expenditures                                                      (2,128)         (127)         (158)
            Software development costs                                                  (673)           --            --
                                                                                    --------      --------      --------
                  Net cash used in investing activities                               (2,801)         (127)         (158)
                                                                                    --------      --------      --------

Cash flows from financing activities:
     Proceeds from issuance of Common Stock, net                                         500            --            --
     Repayments of long-term debt                                                       (246)         (245)         (321)
     Proceeds from issuance of Bridge Loan                                             2,000            --            --
     Repayments of Bridge Loan                                                          (550)       (1,230)         (220)
     Net decrease in line of credit                                                     (385)         (312)         (155)
     Payments received on notes receivable                                                --            --         2,495
     Proceeds from the exercise of stock options                                           9            --            --
                                                                                    --------      --------      --------
                  Net cash provided by (used in) financing                             1,328        (1,787)        1,799
                                                                                    --------      --------      --------
                  Net cash provided by (used in) continuing operations                   794        (2,655)          210
                  Net cash provided by (used in) discontinued operations                 366           989           (17)
                  Effect of exchange rate changes on cash                                  3            40            12
                                                                                    --------      --------      --------
                  Net increase (decrease) in cash                                      1,163        (1,626)          205

Cash at beginning of year                                                              1,482         2,645         1,019
                                                                                    --------      --------      --------
Cash at end of year                                                                 $  2,645      $  1,019      $  1,224
                                                                                    ========      ========      ========
Cash paid during the period for:
     Interest                                                                       $    870      $  1,190      $  1,504
                                                                                    ========      ========      ========
     Income taxes                                                                   $    226      $    148      $     96
                                                                                    ========      ========      ========


  Supplemental disclosure of non-cash investing and financing activities (see notes 6, 8, 9, 14 and 18).

  The accompanying notes are an integral part of these consolidated financial statements.

EXHIBIT 13.1.8 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             MAI SYSTEMS CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF THE BUSINESS

MAI Systems Corporation (the "Company" or "MAI") provides total information technology solutions primarily to the hospitality, resort and destination industry. The solutions provided by the Company typically include applications software, computer hardware, peripherals and wide and local area network design, implementation, installation and support. The software applications are generally the Company's proprietary software, or software which is licensed to the Company on an exclusive basis. The hardware, peripherals and networking systems are generally third-party products, which we distribute. Directly and through arrangements with third parties, we provide on-site and off-site service and support to users of network and systems hardware. During 1999, the Company sold its subsidiary, which sold software and services to the gaming industry.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements of the Company include the accounts of its domestic operations and its majority and wholly owned subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

USE OF ESTIMATES

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the balance sheets and revenues and expenses for the periods. Actual results could differ from those estimates.

REVENUE RECOGNITION

The Company earns revenue from sales of hardware, software and professional services and from arrangements involving multiple elements of each of the above. Revenue for multiple element arrangements are recorded by allocating revenue to the various elements based on their respective fair values as evidenced by vendor specific objective evidence. The fair value in multi-element arrangements is determined based upon the price charged when sold separately. Revenue is not recognized until persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable. Sales of network and computer equipment are recorded when title and risk of loss transfers. Software revenues are recorded when application software programs are shipped to end users, resellers and distributors, provided the Company is not required to provide services essential to the functionality of the software or significantly modify, customize or produce the software. Professional services fees for software development, training and installation are recognized as the services are provided. Maintenance revenues are recorded evenly over the related contract period.

CASH EQUIVALENTS

Cash equivalents consist of highly liquid investments which are readily convertible into known amounts of cash and have original maturities of three months or less.

INVENTORIES

Inventories are valued at the lower of first in, first out cost or market.

FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment are recorded at cost and depreciated on a straight-line basis over estimated useful lives ranging from 3 to 5 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or their estimated useful lives.

GOODWILL AND OTHER LONG-LIVED ASSETS

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, and other intangible assets are being amortized on a straight-line basis over the expected periods to be benefited, generally five to seven years. Long-lived assets and certain identifiable intangibles to be held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is assessed by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets that are to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The realizability of the deferred tax asset is assessed throughout the year and a valuation allowance is established accordingly.

STOCK OPTION PLANS

The Company records stock based compensation for employees using the intrinsic value method.

PENSION PLAN

The Company established a defined benefit plan for employees that were employed by the Company's maintenance service business acquired in 1988. The plan provides benefits based upon a percentage of the participant's career income with the Company or years of service while an employee of the Company. The funding policy is to contribute annually an amount to fund pension costs as actuarially determined by an independent pension consulting firm.

FOREIGN CURRENCY TRANSLATION

The functional currency for all foreign subsidiaries is the applicable local currency. Accordingly, all translation adjustments for foreign subsidiaries, and gains and losses on intercompany foreign currency transactions that are of a long-term nature, are included in accumulated other comprehensive income as a separate component of stockholders' deficiency.

There were no material net foreign currency transaction gains (losses) in 1999, 2000 and 2001. These amounts are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

SOFTWARE DEVELOPMENT COSTS

The Company capitalizes costs related to the development of certain software products. Capitalization of costs begins when technological feasibility is established and ends when the product is available for general release to customers. Technological feasibility is reached upon the earlier of completion of a detailed program design or working model.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS

As of December 31, 2000 and 2001, the carrying value of cash receivables, Bridge Loan, accounts payable, accrued liabilities, income taxes payable and other liabilities approximate fair value due to the short-term nature of such instruments. The carrying value of long-term debt, including the Company's line of credit, approximates fair value as the related interest rates approximate rates currently available to the Company.

INCOME (LOSS) PER SHARE OF COMMON STOCK

Basic and diluted income or (loss) per share is computed using the weighted average shares of Common Stock outstanding during the period. Consideration is also given in the dilutive income per share calculation for the dilutive effect of Common Stock equivalents which might result from the exercise of stock options and warrants. In 1999, the effect of Common Stock equivalents would be anti-dilutive.

ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141 -Business Combinations. This statement requires that all business combinations initiated after June 30, 2001 be accounted for by a single method - the purchase method. It also sets forth criteria for the identification of intangible assets apart from goodwill. At the same time, the FASB also issued SFAS No. 142 Goodwill and Other Intangible Assets. This statement addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in financial statements. Specifically, SFAS No. 142 requires that goodwill be tested for impairment at least annually and that amortization of goodwill and other intangible assets with indefinite lives cease. SFAS No. 142 is required to be implemented by the Company commencing on January 1, 2002. The Company has determined that the implementation of this standard will not have a material effect on the Company's financial position or results of operations. Goodwill amortization was $420,000 in 2000 and 2001.

On October 3, 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long -Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long -Lived Assets and for Long-Lived Assets for Be Disposed Of, it retains many of the fundamental provisions of that Statement.

SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. However, it retains the requirement in Opinion 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale.

SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The Company elected to adopt SFAS No. 144 early and it is effective as of January 1, 2001. Previously reported quarterly results have been restated to conform with SFAS No. 144.


RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform with the 2001 presentation.

NOTE 2 - INVENTORIES

        Inventories are summarized as follows:


                                              December 31,
                                           --------------------
                                              (in thousands)
                                           2000            2001
                                           ----            ----

               Finished goods               $63            $75
               Replacement parts             14             15
                                           ----            ----
                                            $77            $90
                                           ====            ====


The Company has purchased many products and components from single sources of supply. Because the Company's current products are industry standard, the Company believes that alternative sources of supply of similar products would be available to the Company in the event of any interruption of delivery of a single source supplier.

NOTE 3 - BUSINESSES HELD FOR SALE

In the fourth quarter of 2001, the Company's Board of Directors adopted a plan to sell its Process manufacturing and Legacy divisions. The Process manufacturing business division designs, sells, installs and supports total technology solutions featuring complex wide and local area networks to the process manufacturing industry. The Legacy business provides a wide array of products and services to its customers who continue to use its proprietary host-based computer systems, including field engineering services, new and replacement equipment, operating systems and software application products. These products and services upgrade, enhance and integrate the legacy systems with currently available computer technologies.

The Company is actively seeking buyers for its Process Manufacturing and Legacy divisions and expects to consummate the sale of these divisions during 2002. The divisions are available for immediate sale subject only to customary terms for such sales.

In accordance with SFAS No. 144, the Company has reflected all of the assets and liabilities of Process Manufacturing and Legacy in the consolidated balance sheets as held for sale and the operating results of these businesses have been reflected as discontinued operations in the consolidated statements of operations for all periods presented.

Summarized below is historical financial information about Process Manufacturing and Legacy (in thousands):

                                                              1999                2000                 2001
                                                            --------            --------             --------
               Revenue                                      $ 19,011            $ 10,266             $  5,078
               Income (loss) before income taxes               2,997                (627)              (1,525)

NOTE 4 - FURNITURE, FIXTURES AND EQUIPMENT

The major classes of furniture, fixtures and equipment are as follows:


                                                                                 2000                2001
                                                                                -------             -------
                                                                                      (in thousands)
                    Furniture, fixtures and equipment                           $ 2,818             $ 2,760
                    Equipment held for administrative purposes                    3,056               3,178
                    Leasehold improvements                                          264                 262
                                                                                -------             -------
                                                                                  6,138               6,200
                    Less:  accumulated depreciation and amortization             (4,524)             (4,979)
                                                                                -------             -------
                                                                                $ 1,614             $ 1,221
                                                                                =======             =======

NOTE 5 - JOINT VENTURES

The Company is a joint venture partner with Metro Systems Corporation Limited ("MSC") for the purpose of marketing and selling the Company's software in Thailand. The Company has a 49.9% interest in the joint venture and accounted for this investment using the equity method of accounting. During 1998 the investment in MSC, recorded at $76,000, was written off by the Company. Summarized financial information of the investees has not been provided, as such combined amounts are not material.

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

In November 1997, the purchase price for the acquisition of HIS was reduced by $931,000 pursuant to arbitration proceedings. As a result, goodwill was reduced by $931,000 and approximately 100,650 shares will be released from the escrow account and returned to the Company. In addition, further claims by the Company against HIS relating to legal costs and certain disbursements currently estimated at $650,000 are presently pending. Resolution of such claims may result in release of additional escrow shares to the Company. Upon settlement, the Company may, as needed, pursuant to the asset purchase agreement and related documents, issue additional shares of Common Stock in order that the recipients ultimately receive shares worth a fair value of $9.25 per share. This adjustment applies to a maximum of 73,466 shares of Common Stock issued at the time of acquisition. As of December 31, 2001, the fair market value of the Company's Common Stock was $0.32 per share, which would result in approximately 2,624,000 additional shares being issued. Also, included in the escrow account at December 31, 2001 is 200,000 shares of Common Stock which do not have a guarantee of value. The amount and number of shares will be determined based on the final resolution of such claims. Accordingly, as of December 31, 2001, the final purchase price has not been determined.

GAMING SYSTEMS INTERNATIONAL

On June 19, 1999, the Company sold Gaming Systems International ("GSI") for an amount in excess of the book value of net assets sold. Assets sold of approximately $3,749,000 consisted of accounts receivable of $1,514,000, inventories of $364,000, furniture, fixtures and equipment of $218,000, intangible assets of $1,573,000 and prepaid expenses of $80,000. Liabilities assumed by the buyer consisted of accounts payable and accrued liabilities of $197,000, deposits of $100,000, unearned revenue of $351,000 and long-term debt of 446,000. The Company received three promissory notes totaling $4,925,000 with face values of $1,100,000, $1,500,000 and $2,325,000, respectively. Interest was paid monthly at the rate of 10% per annum on both the $1,100,000 and $1,500,000 notes, with the principal due and payable on June 19, 2001 and June 19, 2003, respectively. The $1,100,000 promissory note was guaranteed by a third party. Principal payments and interest, at prime plus 1%, was to commence for the $2,325,000 promissory note on October 1, 2002 in 48 monthly installments of approximately $48,000 of principal, plus accrued interest.

Imputing interest at a rate of 10%, the present value of the $2,325,000 promissory note at the date of sale was $1,682,000 which resulted in a combined carrying value of $4,282,000 for all three promissory notes. The gain on sale of $1,227,000 had been deferred until collection of the proceeds representing the gain can be assured. As of December 31, 2000, the Notes were held for sale and were written down to an amount which approximated their estimated net realizable value of $2,700,000.

On April 6, 2001 the Company entered into an agreement with the maker of the Notes whereby the maker reconveyed 100% of the Common Stock of GSI to the Company for the purpose of selling GSI to a third party. In connection with the agreement, the Company canceled the Notes and entered into a new $1.1 million secured promissory note with the same party. The maker will be paid a commission of 30% of cash receipts from the third party, which will be first applied to the

$1.1 million note and paid in cash to the maker thereafter. On July 27, 2001, the Company entered into an Asset Purchase Agreement ("Agreement") with the third party for approximately $3.2 million whereby all of the assets of GSI were acquired and all of the liabilities assumed, except for approximately $300,000 of obligations, which will remain with GSI. The payment terms under the Agreement require a $1 million non-refundable cash payment to the Company, which was received on July 27, 2001 and a $1.5 million payment which was received in December 2001. The Company also received a promissory note in the amount of $750,000. Under the terms of the promissory note, the third party is required to pay $500,000 in April 2002 and the remaining $250,000 in January 2003. The third party is also required to pay an additional $250,000 in January 2003 subject to a maximum $250,000 reduction pursuant to the resolution of certain uncertainties as of the date of the Agreement.

Due to the uncertainty of collecting the unsecured amount of $250,000, it has been deferred until collection can be assured. The Company has recorded a gain on the sale of GSI of $245,000 in the fourth quarter of 2001.

Summarized below is historical financial information about GSI prior to its initial sale on June 19, 1999 (in thousands):


                                               January 1, 1999 -
                                                June 19, 1999
                                               -----------------
            Revenue                               $ 1,696
            Operating income                          (80)
            Total assets at period end              3,800

LEGACY

On October 9, 2001, the Company sold certain rights under customer contracts together with the related assets and liabilities of its domestic Legacy hardware maintenance division to the third party which currently provides the on-site repair and warranty service to the Company's Legacy hardware maintenance customers. Pursuant to the agreement, the Company retained the software maintenance component of the customer contracts and will continue to provide the software support services directly to the domestic Legacy customer base. Additionally, the third party will be required to pay the Company approximately 15% of the third party's hardware maintenance revenue stream relating to the hardware maintenance customer contracts subsequent to October 31, 2003. In connection with the sale, the Company received $328,000 in cash and sold approximately $157,000 of assets consisting of inventory, spare parts, fixed assets and certain accounts receivable. The third party also assumed approximately $1,091,000 of liabilities consisting of accrued liabilities of approximately $366,000 and deferred revenue of approximately $725,000. The sale resulted in a gain of approximately $1,262,000 in October 2001.

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

Under the New Agreement, the Company paid the Licensor a 10% royalty on the net software price including any derivatives or enhancements to the software application. Royalties paid for fiscal years 1999, 2000 and 2001 were approximately $941,000, $425,000 and $450,000 respectively.

On November 30, 1999, Enterprise Hospitality Solutions, Inc. ("EHS") and Christian Rivadella commenced an action against MAI in the United States District Court for the Central District of California. On February 1, 2000, MAI answered the complaint by denying its material allegations and asserted a counterclaim against the plaintiffs.

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

NOTE 7 - INTANGIBLE ASSETS

Intangible assets consist of the following:



                                                              December 31,
                                                      ---------------------------
                                                             (in thousands)
                                                        2000                2001
                                                      -------             -------
            Goodwill                                  $ 3,196             $ 3,196
            Capitalized software                        1,319               1,319
            Customer List                                 925                  --
                                                      -------             -------
                                                        5,440               4,515
            Less: accumulated amortization             (3,910)             (3,716)
                                                      -------             -------
                               Total                  $ 1,530             $   799
                                                      =======             =======

NOTE 8 - LINE OF CREDIT AND BRIDGE LOAN

On July 28, 1999, the Company obtained a Bridge Loan from Coast Business Credit ("Coast") in the amount of $2,000,000. The Bridge Loan originally bore interest at prime plus 5% (prime plus 8% when default interest rates apply) and was payable interest only on a monthly basis with all accrued and unpaid principal and interest due on the earlier of June 30, 2000 or the date the Company receives a debt or equity infusion of at least $10,000,000. Loan origination fees of $75,000 paid to Coast in connection with the Bridge Loan were amortized to interest expense over the term of the loan. Due to a temporary event of default on the Bridge Loan and the secured revolving credit facility and pursuant to a forbearance agreement with Coast, the Company began making weekly principal payments of $25,000 on the Bridge Loan commencing in September 1999. During the default period, the Company also paid and expensed $40,000 in default fees to Coast in 1999 and $30,000 in 2000.

In April 1998, the Company negotiated a $5,000,000 secured revolving credit facility with Coast. The availability of this facility is based on a calculation using a rolling average of certain cash collections. The facility was amended on July 28, 1999 to allow for aggregate borrowings on an interest only basis under the credit facility and Bridge Loan not to exceed $6,000,000. The facility is secured by all assets, including intellectual property of the Company, and bore interest at prime plus 2.25% (prime plus 5.25% when default interest rates apply) and expires on April 30, 2003. The facility was again amended on April 13, 2000 and September 12, 2000. In accordance with the amendments, the Bridge Loan and the credit facility bear interest at prime plus 4.5% and required $35,000 weekly principal payments on the Bridge Loan, except for the period from September 12, 2000 through December 8, 2000, which required monthly payments of $35,000, until it was paid in full. During the first quarter of 2001, the remaining balance of the Bridge Loan was repaid in full. Additionally, the credit facility was amended to allow for aggregate borrowings on an interest only basis under the credit facility not to exceed $3,360,000. In connection with the amendment on April 13, 2000, Coast waived all existing defaults. Additionally, the Company agreed to pay Coast a fee of $300,000 ("Loan Fee") in weekly installments of $35,000 commencing after the Bridge Loan is paid in full. The Loan Fee was fully paid by April 23, 2001. The facility contains various restrictions and covenants, including a minimum consolidated net worth, debt coverage ratio and minimum quarterly profitability. The Company was in compliance with or received waivers for covenants as of December 31, 2001.

At December 31, 2000 and December 31, 2001, approximately $2,579,000 and $2,424,400, respectively, was available and drawn down under the credit facility.

Loan restructuring fees of $300,000 were incurred in connection with the line of credit and Bridge Loan, are classified in prepaids and other current assets and are being amortized to interest expense over the term of the facility.

NOTE 9 - LONG-TERM DEBT

Long-term debt outstanding is as follows:

                                                                 December 31,
                                                         ---------------------------
                                                                (in thousands)
                                                           2000               2001
                                                         -------             -------
       11% subordinated debt, net of discount            $ 4,881             $ 5,490
       10% subordinated debt                                  --               2,800
       Obligations under capital leases                      291                  57
       Tax claims                                            279                 252
       Other                                                  --                  55
                                                         -------             -------
                                                           5,451               8,654
       Less: current installments                           (238)               (112)
                                                         -------             -------
       Non-current portion                               $ 5,213             $ 8,542
                                                         =======             =======


Aggregate maturities of long-term debt are as follows:


                                              Year Ending
                                              December 31,
                                             (in thousands)
                                             --------------
                      2002                      $  112
                      2003                       8,290
                      2004                          --
                      2005                          --
                      2006                          --
                      Thereafter                   252
                                                ------
                                                $8,654
                                                ======

NOTES PAYABLE

On March 3, 1997, the Company issued $6,000,000 of 11% subordinated notes payable due in 2004 to an investment fund managed by Canyon Capital Management LP ("Canyon") with detachable warrants to purchase 750,000 shares of the Company's Common Stock at $8 per share. These warrants were exercisable and callable (by the Company) under certain circumstances at any time within seven years and the 11% subordinated notes may be used to exercise the warrants. The Company recorded an original issue discount of $1,027,000 that represents the fair value of the warrants at the time of issuance. The fair value of the warrants was recorded as a reduction in the face value of the subordinated notes and is being amortized to interest expense over the term of the subordinated notes. The unamortized balance of original issue discount was $198,000 at December 31, 2001.

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

On September 30, 1999, the Company failed to make the $289,000 semi-annual interest payment due to Canyon on that date. Accrued interest on the subordinated notes payable was $460,000 as of December 31, 2000.

The Company and Canyon subsequently entered into a forbearance agreement which provided that the Company pay Canyon weekly interest payments of $12,500 effective January 1, 2000. In addition, the Company executed a security agreement which provided Canyon with a lien on all of the Company's tangible and intangible property, which lien is junior to the lien granted to Coast (see Note
8).

On April 13, 2000, the Company entered into an agreement with Canyon which waived all existing events of default, accelerated the maturity date to March 3, 2003 and provided for continued weekly interest payments of $12,500. On January 31, 2001, the Company entered into an agreement with Canyon whereby the specified accrued interest of $431,000 was added to the principal balance of the subordinated notes payable. As part of this agreement, the Company also agreed to pay Canyon an additional $79,000 loan fee, of which $29,000 was added to principal.

In connection with a settlement agreement with CSA (see Note 18), the Company issued $2.8 million of subordinated debt to CSA. The $2.8 million of debt is secured by all of the Company's assets, accrues interest at 10% per annum and requires payments of $37,500 commencing on March 1, 2002 through September 1, 2002 and monthly payments of $107,500 commencing on October 1, 2002 until October 2003 when all remaining unpaid principal and accrued interest is to be paid in full.

TAX CLAIMS

Tax claims include pre-petition unsecured tax claims for income and property taxes from various taxing authorities. Under the terms of the Plan of Reorganization (see Note 17), such amounts are to be paid in full in cash in annual installments over six years with interest at 6%. Upon agreement with the respective taxing authority, tax claims are classified as debt, otherwise such claims are classified as other long-term liabilities in the accompanying consolidated balance sheets at December 31, 2000 and 2001. As of December 31, 2000 and 2001, unsettled tax claims of $712,000 are included in long-term liabilities.

NOTE 10 - ACCRUED LIABILITIES

Accrued liabilities consist of the following:


                                                             2000              2001
                                                            ------            ------
                                                                  (in thousands)
       Salaries, wages and commissions                      $  473            $  323
       Accrued warranty, insurance & sales taxes               186                80
       Accrued vacation                                        402               375
       Accrued interest                                        460               321
       Other                                                 1,200             1,303
                                                            ------            ------
            Total                                           $2,721            $2,402
                                                            ======            ======

NOTE 11 - INCOME TAXES

The components of income (loss) from continuing operations before income taxes are as follows:

                                            Years Ended December 31,
                              --------------------------------------------------
                                                (in thousands)
                                1999                 2000                 2001
                              --------             --------             --------
       U.S                    $(14,856)            $  1,688             $  3,829
       Foreign                   1,255                  (82)                   4
                              --------             --------             --------
             Total            $(13,601)            $  1,606             $  3,833
                              ========             ========             ========

The income tax provision is comprised of the following:


                                           Years Ended December 31,
                              --------------------------------------------------
                                               (in thousands)
                                1999                 2000                 2001
                              --------             --------             --------
       Current:
               U.S. Federal   $     --             $     65             $     81
               State                --                   --                   --
               Foreign             169                   97                   95
                              --------             --------             --------
                                   169                  162                  176
       Deferred:
               U.S. Federal         --                   --                   --
               Foreign              --                   --                   --
                              --------             --------             --------
                                    --                   --                   --
                              --------             --------             --------
        Total                 $    169             $    162             $    176
                              ========             ========             ========

Deferred tax assets and liabilities result from differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The significant components of the deferred income tax assets and deferred income tax liabilities are as follows:


                                                                       December 31,
                                                              -----------------------------
                                                                      (in thousands)
                                                                2000                 2001
                                                              --------             --------
       Deferred tax assets:
              Net operating loss carryforwards                $ 22,646             $ 21,448
              Property, plant and equipment                      1,467                1,381
              Inventory write-downs                                107                   82
              Allowance for doubtful accounts                      647                  463
              Capitalized software and intangibles               1,140                1,812
              Accrued expenses                                     455                  304
              Other                                                486                  683
                                                              --------             --------
                                                                26,948               26,173
       Less:  valuation allowance                              (26,948)             (26,173)
                                                              --------             --------
                          Net deferred tax assets             $     --             $     --
                                                              ========             ========

The Company has recorded a valuation allowance in the amount set forth above for certain deductible temporary differences where it is not more likely than not the Company will receive future tax benefits. The net change in the valuation allowance for the years ended 2000 and 2001 was $(941,000) and $(774,000), respectively.

The portion of the valuation allowance for which subsequently recognized tax benefits will be applied directly to contributed capital is $213,000.

As of December 31, 2001, the Company has Federal and state net operating losses
(NOL) carryovers of approximately $60,400,000 and $3,500,000, respectively. These NOL carryovers will expire in the years 2003 through 2018. The Company's utilization of a portion of its NOL carryovers is subject to various uncertainties including an annual limitation under Section 382 of the Internal Revenue Code. The amount of this limitation is not known at this time. The IRS has asserted deficiencies for the Company's separate federal income tax returns for the years 1988 and 1989. The Company believes it has meritorious defenses and does not expect that any liability resulting from those years will result in a material adverse effect on its results of operations or financial position.

The provision (benefit) for income taxes differs from the amount computed by applying the Federal corporate income tax rate of 34% to income (loss) from continuing operations before income taxes as follows:


                                                                             Years Ended December 31,
                                                                    ------------------------------------------
                                                                                 (in percentages)
                                                                    1999               2000              2001
                                                                    -----              ----              ----
       Statutory tax rate                                           (34.0)%            34.0%             34.0%
       Change in valuation allowance                                 18.0             (71.2)            (36.1)
       Amortization and write-off of intangibles                      5.4               8.9               3.7
       Expiration of state NOLs                                        --               4.6               --
       Effect of foreign operations                                   6.7              19.4               2.5
       Adjustments of NOL carry forwards and deferred
         tax assets pursuant to the finalization of the
         IRS examination and other analysis                           5.8              15.2                --
       Other                                                         (0.7)             (0.8)              0.5
                                                                    -----              ----              ----
       Effective tax rate                                             1.2%             10.1%              4.6%
                                                                    =====              ====              ====

NOTE 12 - GEOGRAPHIC AREA INFORMATION

Information with respect to the Company's operations by significant geographic area is set forth below. "United States" includes operations in Puerto Rico. "Other foreign" includes operations in Mexico and the Netherlands. "Asia" includes operations in Singapore, Malaysia and Hong Kong.


                                                                  1999                 2000                 2001
                                                                --------             --------             --------
       Revenue from unaffiliated customers:
              United States                                     $ 27,402             $ 21,207             $ 19,351
              Asia                                                 5,379                3,960                2,585
              Canada                                               1,755                  708                  584
              United Kingdom                                       2,567                1,281                1,248
              Other foreign                                          232                  165                   --
                                                                --------             --------             --------
                                                                $ 37,335             $ 27,321             $ 23,768
                                                                ========             ========             ========

       United States revenue from foreign affiliates            $    271             $     42             $    343
       Operating income (loss):
              United States                                     $(13,071)            $  2,951             $  5,303
              Asia                                                   717                 (189)                 (32)
              Canada                                                 182                  204                   23
              United Kingdom                                         348                  (92)                  61
              Other foreign                                          (20)                  (8)                 (49)
                                                                --------             --------             --------
                                                                $(11,844)            $  2,866             $  5,306
                                                                ========             ========             ========

       Identifiable assets:
              United States                                     $ 18,268             $ 13,205             $  6,233
              Asia                                                 2,455                1,078                  909
              Canada                                               1,670                  544                  383
              United Kingdom                                       1,817                1,331                  505
              Other foreign                                          421                  287                  258
                                                                --------             --------             --------
                                                                $ 24,631             $ 16,445             $  8,288
                                                                ========             ========             ========

       Long-lived assets:
              United States                                     $ 10,512             $  7,129             $  2,862
              Asia                                                   103                   52                   28
              United Kingdom                                          39                   56                   36
              Canada                                                  39                   27                   18
              Other foreign                                           (5)                  (8)                  12
                                                                --------             --------             --------
                                                                $ 10,688             $  7,256             $  2,956
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

NOTE 13 - BUSINESS SEGMENT INFORMATION

The Company has two reportable segments: Hospitality and Gaming. The Gaming segment marketed products for the gaming industry and was sold in 1999.

The Company evaluates performance of each segment based on operating income for fiscal years ending December 31, 1999, 2000, and 2001.



                            YEAR ENDING DECEMBER 31,
                                 (IN THOUSANDS)

2001:
                                                    Discontinued
                                  Hospitality        Operations           Gaming             Corporate            Total
                                  -----------       -------------         -------            ---------           -------
Revenues from:
   Hardware                         $   789            $    --            $    --             $    --            $   789
   Software                           5,329                 --                 --                  --              5,329
   Professional Services             17,650                 --                 --                  --             17,650
Total Revenues                       23,768                 --                 --                  --             23,768
Operating Income (loss)               5,886                                    --               (580)              5,306

Total Assets                          5,862                817                 --               1,609              8,288


2000:
                                                    Discontinued
                                  Hospitality        Operations           Gaming             Corporate            Total
                                  -----------       -------------         -------            ---------           -------
Revenues from:
   Hardware                         $ 1,301            $    --            $    --             $    --            $ 1,301
   Software                           6,857                 --                 --                  --              6,857
   Professional Services             19,163                 --                 --                  --             19,163
Total Revenues                       27,321                 --                 --                  --             27,321
Operating Income (loss)               3,523                 --                 --                (657)             2,866

Total Assets                          8,611              4,571                 --               3,263             16,445


2001:
                                                    Discontinued
                                  Hospitality        Operations           Gaming             Corporate            Total
                                  -----------       -------------         -------            ---------           -------
Revenues from:                                         $    --
   Hardware                         $ 3,191                 --            $ 1,186             $    --            $ 4,377
   Software                          11,689                 --                 82                  --             11,771
   Professional Services             20,758                 --                429                  --             21,187
Total Revenues                       35,638                 --              1,697                  --             37,335
Operating Income (loss)              (8,798)                --                149              (3,195)           (11,844)

Total Assets                         12,806              8,860                 --               2,964             24,630

CUSTOMERS

During 2000 and 2001, the Joint Armed Services was the only customer which accounted for ten percent or more of our revenues. Total revenue from the Joint Armed Services for 2000 and 2001 was $3,147,000 and $2,937,000, respectively.

NOTE 14 - STOCKHOLDERS' DEFICIENCY

STOCK OPTION PLANS

In connection with the Plan of Reorganization (see Note 17), the Company adopted the MAI Systems Corporation 1993 Stock Option Plan (the "1993 Plan") which became effective on January 27, 1994. Under the 1993 Plan, 2,500,000 authorized shares of Common Stock are reserved for issuance of options. Options under the 1993 Plan may be granted at exercise prices determined by the Compensation Committee of the Board of Directors, provided that the exercise prices shall not be less than the fair market value of the Common Stock on the date of grant. At December 31, 2001, 676,418 options under the 1993 Plan were exercisable and the weighted-average exercise price of these options was $1.96.

In July 1995, the Board of Directors adopted the Non-Employee Director's Stock Option Plan (the "Director's Plan"). Under the Director's Plan, certain directors who are not employees of the Company or any affiliate of the Company are eligible to receive stock options. The Director's Plan provides that each non-employee director is also granted an option to purchase 6,250 shares of Common Stock on the date of each annual meeting of the Company's stockholders at which the director is reelected to the Company's Board. These options vest 25% on the date of each subsequent annual meeting of the Company's stockholders which the director is reelected to the Board. The number of shares of Common Stock reserved for issuance pursuant to the Director's Plan is 250,000 shares. The exercise price shall not be lower than the fair market value of the Common Stock on the date of grant. As of December 31, 2001, 107,814 options under the Director's Plan were exercisable and the weighted-average exercise price of these options was $4.39.

At December 31, 2001, there were 659,647 additional shares available for grant under the stock option plans. The per share weighted-average fair value of stock options granted during 1999, 2000 and 2001 was $2.19, $0.53 and $0.32, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: 1999, 2000 and 2001 - risk-free interest rate of 6.5%, volatility of 80% and an expected life of 5 years.

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


                                                                   Years ended December 31,
                                                         ----------------------------------------------
                                                            (in thousands, except per share data)
                                                             1999             2000              2001
                                                         -----------       ----------        ----------
Net income (loss):                     As reported       $  (10,773)       $      817        $    2,132
                                       Pro forma            (12,201)             (566)            1,339

Basic income (loss) per share:         As reported       $    (0.99)       $     0.07        $     0.16
                                       Pro forma              (1.12)            (0.05)             0.10

Diluted income (loss) per share:       As reported       $    (0.99)       $     0.07        $     0.16
                                       Pro forma              (1.12)            (0.05)             0.10

Pro-forma net income (loss) and pro forma net income (loss) per share reflects only options granted in 1996 through 2001. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts presented above because compensation cost is reflected over the options' vesting period of four years.

The following is a summary of stock option activity under the Company's stock option plans:


                                                                    Number of          Weighted-average
                                                                     shares             Exercise price
                                                                    ---------          ----------------
               Options outstanding at December 31, 1998             1,024,960             $     4.76
                      Granted                                         862,500                   2.19
                      Exercised                                        (5,413)                  1.80
                      Canceled                                       (128,667)                  6.67
                                                                    ---------             ----------

               Options outstanding at December 31, 1999             1,753,380             $     0.35
                      Granted                                         678,746                   0.53
                      Exercised                                      (100,000)                    --
                      Canceled                                       (902,625)                  3.91
                                                                    ---------             ----------

               Options outstanding at December 31, 2000             1,429,501             $     1.99
                      Granted                                         396,250                   0.32
                      Canceled                                       (155,084)                  2.20
                                                                    ---------             ----------

               Options outstanding at December 31, 2001             1,670,667             $     1.58
                                                                    =========             ==========

At December 31, 2001, the exercise prices ranged from $0.28 to $9.75 per share and the weighted-average remaining contractual life of outstanding options under the Company's stock option plans was 7.49 years.

The following is a summary of stock options as of December 31, 2001:


                                              Weighted Average
      Range          Number Outstanding          Remaining           Weighted Average       Number Exercisable
 Exercise Prices     December 31, 2001        Contractual Life        Exercise Price         December 31, 2001
 ---------------     -----------------        ----------------       ----------------       ------------------
  $0.28 - $0.63           808,250                  8.86                $   0.33                  190,772
   1.00 - 1.65            141,667                  5.70                    1.08                   83,334
   2.38 - 2.81            597,500                  6.76                    2.66                  405,626
   3.25 - 4.50             79,750                  6.06                    3.42                   61,000
   7.35 - 9.75             43,500                  4.18                    8.03                   43,500

In July 2000, the Company accelerated the vesting period of 100,000 stock options granted to an employee of the Company resulting in a new measurement date of such options. The exercise price of the options was zero and the fair market value on the date of acceleration was $0.56. Accordingly, earned compensation of $56,000 has been recorded for the difference between the option exercise price and fair market value on the date of acceleration in 2000 and was charged to expense in 2000.

During 1999, the Company extended the term of certain warrants issued to the Chairman of the Company resulting in a new measurement date of the warrants. Accordingly, the Company recorded $280,275 of compensation expense in 1999 (see
Note 18).

RESTRICTED STOCK PLAN

In May 2001, the Board of Directors adopted the 2001 Restricted Stock Plan. Under the plan, 1,250,000 authorized shares of the Company's Common Stock are reserved for issuance to officers and directors of the Company. The shares will be issued as "Restricted Stock" within the meaning of Rule 144 of the Securities Act of 1933, as amended. The Compensation Committee of the Board of Directors shall have the discretion to determine what terms and conditions shall apply, including the imposition of a vesting schedule. As of December 31, 2001, there were no shares issued under the 2001 Restricted Stock Plan.

COMMON STOCK

In January and February of 2001, the Company entered into agreements with several creditors to retire approximately $2.1 million of Company obligations in exchange for 798,000 shares of Common Stock and $470,000 of cash. This resulted in a gain of $1,377,000. To fulfill its performance under the agreement, the Company issued the 798,000 shares of its Common Stock and registered the shares with the SEC. The Company must also pay the $470,000 to the creditors as prescribed in the respective agreements. All payments required under the agreements were made in 2001 and the first quarter of 2002.

PREFERRED STOCK

On May 20, 1997, the Company authorized the issuance of up to 1,000,000 shares of $0.01 par value preferred stock. The Board of Directors has the authority to issue the preferred stock, in one or more series, and to fix the rights, preferences, privileges and restrictions thereof without any further vote by the holders of Common Stock.

NOTE 15 - EMPLOYEE BENEFITS

SAVINGS PLANS

On October 1, 1995, the Company established a Savings and Investment Plan covering substantially all the Company's domestic employees (the "Domestic Plan"). The Domestic Plan qualifies under Sections 401(k) and 401(a) of the Internal Revenue Code. Participating employees are allowed to contribute from 1% to 15% of their annual compensation. During 1999, 2000 and 2001, the Company did not make contributions to the Domestic Plan.

The Company's Canadian subsidiary offers to its employees a money purchase plan for benefits accruing in respect of service from August 1, 1985 for substantially all full-time employees (the "Canadian Plan"). Participating employees are allowed to contribute between 2% and 6% of their annual compensation. The Company contributes an amount equal to 50% of the employee contributions up to a maximum of 2% of annual compensation. Contributions to the Canadian Plan by the Company were approximately $4,700, $5,200, and $4,500 for 1999, 2000 and 2001 respectively.

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

The actuarially computed components of net periodic benefit cost included the following components:


                                                                    Year Ended December 31,
                                                          -----------------------------------------
                                                                        (in thousands)
                                                          1999              2000              2001
                                                          ----              ----              ----
               Service costs                             $  --             $  --             $  --
               Interest costs                              132               132               137
               Expected return on plan assets             (114)             (126)             (122)
                                                         -----             -----             -----
               Net periodic pension expense              $  18             $   6             $  15
                                                         =====             =====             =====

The following table sets forth the funded status and amounts recognized in the Company's consolidated statements of operations:


                                                                             Years Ended December 31,
                                                                  -----------------------------------------------
                                                                                  (in thousands)
       Change in Benefit Obligation:                                 1999                2000                2001
                                                                  -------             -------             -------
       Projected Benefit Obligation, beginning of year            $ 1,976             $ 1,695             $ 1,859
       Service cost                                                    --                  --                  --
       Interest cost                                                  132                 131                 137
       Benefits paid                                                  (57)                (62)                (69)
       Actuarial loss/(gain)                                         (356)                 95                  66
                                                                  -------             -------             -------
       Projected Benefit Obligation, end of year                  $ 1,695             $ 1,859             $ 1,993
                                                                  =======             =======             =======

       Change in Plan Assets:
       Plan assets, beginning of year                             $ 1,677             $ 1,830             $ 1,736
       Actual return on plan assets                                   127                 (86)               (190)
       Employer contribution                                           83                  54                  54
       Benefits paid                                                  (57)                (62)                (69)
                                                                  -------             -------             -------
       Plan assets, end of year                                   $ 1,830             $ 1,736             $ 1,531
                                                                  =======             =======             =======
       Funded status                                              $   135             $  (123)            $  (461)
       Unrecognized (gain)/loss                                      (146)                161                 538
                                                                  -------             -------             -------
       Net amount recognized                                      $   (11)            $    38             $    77
                                                                  =======             =======             =======

The weighted average discount rates used in determining the actuarial present value of the benefit obligations were 7.9%, 7.5%, and 7.25% for 1999, 2000 and 2001, respectively. The long-term rate of return on assets was 8%, 7% and 7% for 1999, 2000 and 2001, respectively.

NOTE 16 - RESTRUCTURING COSTS

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

NOTE 17 - PLAN OF REORGANIZATION

In connection with the Company's Chapter 11 bankruptcy proceedings in 1993, shares of Common Stock are currently being distributed by the Company to its former creditors pursuant to the Plan of Reorganization (the "Plan") as approved by United States Bankruptcy Court. The Company does not anticipate that additional shares will be issued under the plan. As of December 31, 2001, 6,758,251 shares had been issued pursuant to the Plan.

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

The aggregate minimum rentals under operating leases with noncancelable terms of one year or more are as follows:


                                           Year Ending
                                           December 31,
                                         --------------
                                         (in thousands)
             2002                            $1,083
             2003                               552
             2004                               291
             2005                               230
             2006                                40
                                             ------
                                             $2,196
                                             ======

Rental expense was approximately $1,500,000, $1,085,000 and $ 1,146,000 for the years ended December 31, 1999, 2000, and 2001, respectively.

LEGAL PROCEEDINGS

Chapter 11 Bankruptcy Proceedings

At December 31, 2001, there was only one material claim to be settled before the Company's Chapter 11 proceeding could be formally closed, a tax claim with the United States Internal Revenue Service (the "Service"). The amount of this claim is in dispute. The Company has reserved $712,000 for settlement of this claim, which it is anticipated would be payable to the Service in equal monthly installments over a period of six (6) years from the settlement date at an interest rate of 6%.

CSA Private Limited

CSA is a MAI shareholder. On August 9, 1996, MAI acquired from Hotel Information Systems, Inc. ("HIS") substantially all their assets and certain of their liabilities (the "HIS Acquisition"). At the time of MAI's acquisition of HIS in 1996, CSA was a shareholder of HIS and, in connection with the purchase, MAI agreed to issue to CSA shares of its Common Stock worth approximately $4.8 million in August 1996, which amount had increased to approximately $6.8 million as of December 31, 2000, pursuant to the agreement. MAI also granted CSA demand registration rights with respect to such stock. CSA requested registration of their shares, but MAI delayed registration based upon its good faith exercise of its rights under its agreement with CSA. On October 5, 1998, CSA filed a lawsuit against MAI in the U.S. District Court for the Central District of California. Pursuant to a settlement agreement entered into as of May 13, 1999 MAI agreed by November 1, 1999 to file, or at a minimum to commence the process to file, a registration statement with the Securities and Exchange Commission ("SEC") for the purpose of registering CSA's shares. CSA initiated another lawsuit in December 1999 in the above-referenced court (a) seeking damages in excess of $5 million; (b) enforcement of the settlement agreement; and (c) and injunctive relief through court order to cause MAI to file with the SEC. On March 6, 2000, the Company answered the complaint. Because the Company did not conclude the S-1 registration statement filing by November 1, 1999, CSA initiated another lawsuit in January 2000 to enforce the settlement agreement and secure injunctive relief through court order to cause us to file a registration statement. The Company entered into a second settlement agreement with CSA in February 2001.

The Company entered into a second settlement agreement with CSA in February, 2001 whereby it (i) issued CSA 1,916,014 additional shares of our Common Stock to bring CSA's total share ownership to 2,433,333 shares; (ii) filed a registration statement for all of CSA's shares of our Common Stock which has been declared effective by the SEC so that such shares are now freely tradable; and (iii) executed a secured debt instrument in favor of CSA in the principal sum of $2,800,000 which is subordinate only to the Company's present group of two (2) senior secured leaders and required cash installment payments to commence in March 2002.

In connection with the second settlement agreement with CSA, the Company recorded the $2.8 million debt issuance as a reduction in paid in capital and the 1,916,014 additional shares at par as an addition to Common Stock and a reduction to additional paid in capital. The $2.8 million of debt accrues interest at 10% per annum and requires payments of $37,500 commencing on March 1, 2002 through September 1, 2002 and monthly payments of $107,500 commencing on October 1, 2002 until October 2003 when all remaining unpaid principal and accrued interest is to be paid in full.

Enterprise Hospitality Solutions, Inc.

On November 30, 1999, Enterprise Hospitality Solutions, Inc. ("EHS") and Christian Rivadalla commenced an action against MAI in the United States District Court for the Central District of California, alleging that MAI had failed to pay certain royalties to EHS under the parties' exclusive license agreement. The complaint asserted claims for breach of contract, unjust enrichment, accounting and unfair competition. The complaint sought damages, preliminary and permanent injunctive relief, imposition of a constructive trust, an order canceling MAI's exclusive right to license the software at issue under the parties' agreement, and the appointment of a receiver to conduct an audit. On February 1, 2000, MAI answered the complaint by denying its material allegations and asserted a counterclaim against the plaintiffs. The counterclaim asserted claims for breach of the parties exclusive license agreement, breach of the covenant of good faith and fair dealing, unfair business practices, interference with contractual relations and declaratory relief, and a declaration that MAI was not in breach of the parties' license agreement.

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

Getronics Corporation

On December 2, 1996 MAI executed outsource agreements with Olivetti North America, Inc. ("ONA") in the United States and with Olivetti Canada Ltd. in Canada, for on-site repair and warranty service and telephonic support for the Legacy customers. In 1999 and 2000, Getronics Corporation ("Getronics"), asserting that it was the parent of ONA, filed for arbitration in this matter, alleging breach of contract for payments due for maintenance services provided by Getronics. Getronics claimed that the amounts due from MAI exceeded $3.7 million.

In September 2000, the parties settled all of their disputes. Pursuant to that settlement, the parties dismissed the arbitration proceeding and terminated their outsourcing agreements. MAI agreed to pay Getronics a total of $1,124,000 payable as follows: (a) $134,000 on or before September 15, 2000, which has been paid; (b) $150,000 on or before June 30, 2001; and (c) $35,000 on the first day of each month from October 2000 through September 2002. Additionally, (a) MAI executed a security agreement in Getronics' favor in the amount of $2,000,000 on all of MAI's assets; (b) the parties mutually released all claims against each other, other than as stated in the Stipulation; and (c) Getronics agreed to provide services through September 15, 2000 at which time MAI assumed the responsibility of servicing its customers under hardware support service agreements. The total settlement of $1,124,000 approximated the book value of the recorded liability as of the date of settlement.

As of December 31, 1999 and 2000, $1,834,000 and $885,000 was due to Getronics and reflected in accounts payable in the consolidated balance sheets. The Company paid the remaining balance due Getronics in full during 2001 and all Company collateral was released by Getronics.

Other Litigation

The Company is also involved in various other legal proceedings that are incident to its business. Management believes the ultimate outcome of these matters will not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

RELATED PARTY TRANSACTIONS

Under the terms of a consulting agreement, and subsequent amendments (which expires on August 31, 2001), between Orchard Capital Corporation ("Orchard") and the Company, Orchard provides the services of Richard S. Ressler as the Company's Chairman. Orchard is paid a consulting fee of $24,000 per month. Orchard was granted warrants in 1995 to purchase up to 625,000 shares of Common Stock at a price of $1.90 per share and in March 1997, was granted additional warrants to purchase up to 50,000 shares of the Company's Common Stock at a price of $7.50 per share, the fair market values of Common Stock on the dates of grant (the latter warrants were subsequently repriced at $3.04 per share). The warrants were fully exercisable on the dates of the respective grants. In September 1997, Orchard exercised warrants to purchase 157,895 shares of Common Stock at $1.90 per share and additional warrants to purchase 50,000 shares of the Company's Common Stock at $3.04 per share (which warrants had been temporarily re-priced in order to induce exercises), resulting in $452,000 cash proceeds to the Company (see Note 9). The term of the remaining warrants to purchase up to 467,105 shares of Common stock was extended so that they will expire on August 14, 2003. In connection with extending the term of the warrants in 1999, the Company recorded $280,275 of compensation expense.

On May 21, 1999, the Company's Chairman was granted 31,250 options to purchase Common Stock under the Non-

Employee Directors' Option Plan at $3.25 per share, the fair market value of Common Stock on the date of grant. On August 11, 1999, Orchard was granted 225,000 options under the 1993 Stock Option Plan at a price of $2.50 per share, the fair market value of Common Stock on the date of grant.

On February 3, 1999, the Company's Chairman purchased 201,106 shares of the Company's Common Stock for $500,000, the fair market value of Common Stock on the date of purchase.

The Company executed a consulting agreement with a member of its Board of Directors, Zohar Loshitzer, for the purpose of providing technology advisory services for the Company at its Process Manufacturing Division. The consulting agreement commenced in August 2000 and was on a month-to-month basis at the rate of $16,667 per month. The Company paid Mr. Loshitzer approximately $92,000 and $161,000 in 2000 and 2001 respectively. As of December 31, 2001 Mr. Loshitzer had completed his services on behalf of the Company.

On May 26, 2000, the Company issued warrants to its Chief Executive Officer to purchase 225,000 shares of Common Stock at $0.56 per share. The exercise price of these warrants will increase with the fair market value of Common Stock when the fair market value exceeds $2.81 per share. As the exercise price is not fixed, the warrants are accounted for as a variable award and, accordingly, are remeasured at each reporting date. The warrants vest equally over a three-year period and expire on March 24, 2010.

At December 31, 2000 and 2001, the Company was indebted to its Chief Financial Officer for $69,000 and $94,000, respectively, for unreimbursed Company related expenses paid by the Chief Financial Officer on the Company's behalf. These expenses mainly relate to the travel costs for the Company's professional service personnel.

NOTE 19 - INCOME (LOSS) PER SHARE

The following table illustrates the computation of basic and diluted income
(loss) per share under the provisions of SFAS No. 128.

                                                                                      Year Ending December 31,
                                                                            ---------------------------------------
                                                                                           (in thousands)
                                                                              1999            2000            2001
                                                                            --------        --------       --------
Numerator:
     Numerator for basic and diluted income
        (loss) per share - net income (loss)                                $(10,773)       $    817       $  2,132
                                                                            ========        ========       ========

Denominator:
     Denominator for basic income (loss) per share - weighted average
        number of common shares outstanding during the period                 10,889          10,923         13,091
     Incremental common shares attributable to exercise of
        outstanding options and warrants                                          --             283            172
                                                                            --------        --------       --------
Denominator for diluted income (loss) per share                               10,889          11,206         13,263
                                                                            ========        ========       ========
Basic income (loss) per share                                               $  (0.99)       $   0.07       $   0.16
Diluted income (loss) per share                                             $  (0.99)       $   0.07       $   0.16


The computation of diluted loss per share for 1999 excludes the effect of incremental common shares attributable to the exercise of outstanding Common Stock options and warrants because their effect would be antidilutive (See Notes 14 and 17). Additionally, the computation does not consider the additional shares of Common Stock, which may be issued in connection with past acquisitions (see Note 6). The number of antidilutive options and warrants that were excluded from the computation of incremental common shares were 1,415,273 and 1,648,272 in 2000 and 2001, respectively.

NOTE 20 - QUARTERLY RESULTS OF OPERATIONS (Unaudited) (in millions, except share data)

                                       1st        2nd         3rd        4th          1st        2nd         3rd         4th
                                     Quarter     Quarter    Quarter     Quarter     Quarter     Quarter     Quarter     Quarter
                                     -------     -------    -------     -------     -------     -------     -------     -------
                                       2000       2000       2000         2000       2001        2001        2001        2001
                                     -------     -------    -------     -------     -------     -------     -------     -------
Revenue                              $  5.6      $  7.0     $  7.7      $  7.0      $  6.5      $  6.3      $  6.1      $  4.9
Gross Profit                            3.0         4.1        4.7         3.8         4.3         4.4         4.3         3.5
Income (loss) from
 continuing operations                 (1.1)        0.3        1.4         0.8         1.9         0.8         0.6         0.3
Income (loss) from
 discontinued operations               (0.1)        0.0       (0.3)       (0.2)       (0.5)       (0.5)       (0.2)       (0.3)
Net income (loss)                      (1.2)        0.3        1.1         0.6         1.4         0.3         0.4         0.0

Income (loss) per share:
    Continuing Operations:
          Basic                      $ (0.10)    $  0.02    $  0.13     $  0.07     $  0.16     $  0.06     $  0.05     $  0.02
          Diluted                      (0.10)       0.02       0.13        0.07        0.16        0.06        0.05        0.02

    Discontinued Operations:
          Basic                        (0.01)       0.00      (0.03)      (0.02)      (0.04)      (0.04)      (0.02)      (0.02)
          Diluted                      (0.01)       0.00      (0.03)      (0.02)      (0.04)      (0.04)      (0.02)      (0.02)

    Income (loss) per share:
          Basic                        (0.11)       0.02       0.10        0.05        0.12        0.02        0.03        0.00
          Diluted                      (0.11)       0.02       0.10        0.05        0.12        0.02        0.03        0.00

Weighted average common shares
 used in determining income (loss)
 per share (in thousands):
Basic                                 10,907      10,907     10,907      10,973      11,395      13,679      13,691      13,656
                                      ======      ======     ======      ======      ======      ======      ======      ======
Diluted                               10,907      10,986     10,907      10,973      11,563      13,847      13,928      13,692
                                      ======      ======     ======      ======      ======      ======      ======      ======

                                   SCHEDULE II

                        VALUATION AND QUALIFYING ACCOUNTS

                  Years Ended December 31, 1999, 2000 and 2001
                             (dollars in thousands)



                                      Balance       Charged to     Reductions       Additions                         Balances
                                     Beginning      Costs and     Due to Sale          from                            End of
                                      of Year        Expenses    of Subsidiary     Acquisitions      Write-offs        Year
                                     ---------      ----------   -------------     ------------      ----------       --------
Year ended December 31, 1999:
Allowance for doubtful accounts        $ 2,280        $   547        $   (75)        $      --        $(1,155)        $ 1,590
                                       =======        =======        =======         =========        =======         =======

Year ended December 31, 2000:
Allowance for doubtful accounts        $ 1,590        $   350        $    --         $      --        $  (792)        $ 1,148
                                       =======        =======        =======         =========        =======         =======

Year ended December 31, 2001:
Allowance for doubtful accounts        $ 1,148        $    47        $    --         $      --        $  (172)        $ 1,023
                                       =======        =======        =======         =========        =======         =======